Exhibit 99.1
Hesai Group Supplemental and Updated Disclosures
Hesai Group (the “Company” or “we”) has filed an application (the “Listing Application”) with the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in connection with a proposed dual primary listing (the “Listing”) of its Class B ordinary shares (the “Shares”) on the Main Board of the Hong Kong Stock Exchange together with a global offering (the “Global Offering”) of the Shares.
The Listing Application contains new and supplemental descriptions of certain aspects of the Company’s business and financial information as required by the Hong Kong Stock Exchange Listing Rules as well as updated disclosures of certain information previously disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2024 (the “2024 Form 20-F”). This Supplemental and Updated Disclosures exhibit sets forth such new, supplemental, and updated information and disclosures as described below. The disclosures herein supplement, and should be read in conjunction with, the disclosures in the 2024 Form 20-F and other disclosures furnished on Form 6-K. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Listing Application.
There is no assurance as to if or when the Listing and the Global Offering will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation, or sale of the Company’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

FORWARD-LOOKING STATEMENTS
This exhibit contains forward-looking statements that reflect our current expectations and views of future events. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.
You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company — B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in our 2024 Form 20-F, as well as “Risk Factors” in this exhibit. You should read thoroughly this exhibit and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.
The forward-looking statements made in this exhibit relate only to events or information as of the date on which the statements are made in this exhibit. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this exhibit and the documents that we refer to in this exhibit completely and with the understanding that our actual future results may be materially different from what we expect.

i

ii

RECENT DEVELOPMENTS

The following section presents updates relating to selected information subsequent to the filing of our 2024 Form 20-F.
China-U.S. Trade Tensions
The U.S. government has implemented a series of executive actions in 2025 that significantly escalated trade restrictions on Chinese-origin goods, including LiDAR products. On February 1, 2025, a broad 10% tariff was imposed on all imports from China, effective on February 4, 2025, pursuant to an Executive Order 14195 titled “Imposing Duties to Address the Synthetic Opioid Supply Chain in the People’s Republic of China”. On March 3, 2025, this so-called fentanyl-related tariff was further raised to 20%. This was followed by Executive Order 14257 on April 2, 2025, entitled “Regulating Imports with a Reciprocal Tariff to Rectify Trade Practices that Contribute to Large and Persistent Annual United States Goods Trade Deficits”, which introduced minimum tariff rates of 10% applicable to imports from all countries and established a country-specific tariff regime of additional tariffs targeting nations with substantial trade imbalances, including China. Within days, the country-specific tariffs on many Chinese products, were increased to 84%, and then to 125% which, in combination with the 20% so-called fentanyl tariffs, brought the tariff rate on most imports from China to 145%. On May 12, 2025, the United States and China announced a 90-day tariff rollback agreement following bilateral negotiations in Geneva, which rolled back the country-specific tariff to a baseline of 10% for 90 days. This temporarily reduced the combined tariff burden on LiDAR products. On August 11, 2025, amidst continued negotiations, the two sides announced an additional 90-day extension until November 10, 2025. It remains unclear what additional actions, if any, will be taken by the U.S. or other governments. For detail, please see “Regulations — U.S. Laws and Regulations — Regulations on Tariffs.”
Although some U.S. customers have recently agreed to pay the applicable tariffs due to the recent volatility in tariffs on our LiDAR products, we are generally responsible for paying the import duties and tariffs on most of our LiDAR sales in the United States. During the Track Record Period and prior to February 2025, our LiDAR sales to the United States were subject to tariffs of 25%. On April 1, 2025, the date we submitted our annual report on Form 20-F with the SEC, our LiDAR sales to the U.S. were subject to tariffs of 45%. The tariffs continued to increase since then. As advised by our tariff consultant, as of the Latest Practicable Date, sales of our LiDAR products to the U.S. were subject to a tariff of 70%; see “Regulations — U.S. Laws and Regulations — Regulation on Tariffs”. However, this tariff rate remains subject to further changes by the U.S. government.
During the Track Record Period, our sales to the United States as a percentage of total net revenues declined as the shipment volume of our ADAS LiDAR products in China continued to grow. In 2022, 2023, 2024 and the three months ended March 31, 2025, revenues generated from our sales to the United States amounted to RMB358.5 million, RMB748.1 million, RMB280.9 million and RMB67.4 million (US$9.3 million), respectively, accounting for 29.8%, 39.9%, 13.5% and 12.8% of our total revenue in the respective periods.
Considering that (i) the most recent round of tariff escalation between China and the United States commenced only in February 2025, and (ii) declining proportion of our sales to the U.S. throughout the Track Record Period, our Directors believe that the tariff escalation did not have a material adverse impact on our operations, financial performance and supply chain during this period.
Our Directors are of the view that, to the best of our knowledge and based on currently available information, the tariff escalation by the United States (including, in a worst-case scenario, a reinstatement of the historically high tariff rate reached in April 2025 imposed on our products) will not have a material adverse impact on our business or results of operations in the foreseeable future. This conclusion is reached based on the following reasons:
(i)
during the Track Record Period, our sales to the United States as a percentage of total net revenues declined as the shipment volume of our ADAS LiDAR products in China continued to grow. We expect this trend to continue, driven by the anticipated growth and rapid development of the China

RECENT DEVELOPMENTS

ADAS market. We believe that the rising adoption of LiDAR technology by domestic OEMs, coupled with our strong market position in China, will enable our domestic business to outpace the growth of our U.S. business, thereby reducing our reliance on the U.S. market and exposure to U.S.-specific trade risks. In addition, we expect our revenues from other overseas markets, such as Europe, to increase, supported by growing customer interest and market development in these regions, which we believe will further enhance the resilience of our overall revenue structure;
(ii)
we have commenced the establishment of an overseas production facility in Southeast Asia, which is intended to support the production of selected LiDAR products for overseas customers. We believe this overseas production capacity will enable us to mitigate the long-term impact of U.S. tariffs on exports from China by diversifying our manufacturing footprint; and

(iii)
we have implemented a series of proactive measures to mitigate the risks from the evolving tariff and international trade landscape, as further detailed under “Business — Impact of the Elevation in Tariffs.”

Based on the due diligence conducted by the Joint Sponsors, nothing has come to the Joint Sponsors’ attention that would reasonably cause them to disagree with the Directors’ view that the tariff escalation by the United States will not have a material adverse impact on the Company’s business or results of operations in the foreseeable future.
As of the Latest Practicable Date, the recent U.S.-China tariff escalation remains highly volatile and difficult to predict, with shifting rates and unclear timelines fueling deep uncertainty. To mitigate the potential impact of escalating tariffs, we have taken a variety of measures. For details, please see “Business — Impact of the Elevation in Tariffs.” Nevertheless, as our business is subject to changes in overseas markets, tariff measures taken by China, U.S. or any other governments, as well as other trade tensions or unfavorable trade policies, may directly affect the costs and/or marketability of our products and the general state of the global economy. The ongoing international trade and political tensions between the United States and China, and any escalation of such tensions, may have a material negative impact on our business and operations. See “Risk Factors — Risks Related to Our Business and Industry — The current tensions in international trade and investment and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations, as well as our access to international capital markets.”
Summary of Unaudited Financial Statements for the Six Months Ended June 30, 2025
We are a public company listed on the Nasdaq and we have furnished a Form 6-K including our unaudited financial information prepared under U.S. GAAP as of and for the six months ended June 30, 2025 to the SEC. We have included our unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2025 in Appendix IA to the Listing Application. Our unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2025 have been prepared in accordance with U.S. GAAP and reviewed by the Reporting Accountants in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”).
The members of the Board, including those of the audit committee, have received and reviewed the unaudited condensed consolidated financial statements of the Group as of and for the six months ended June 30, 2025, as set out in Appendix IA to the Listing Application. We have complied with the code provisions in Part 2 of Appendix C1 to the Listing Rules. We are not in breach of our Articles of Association or laws and regulations of the Cayman Islands or other regulatory requirements regarding our obligation to distribute interim reports in accordance with the requirements under Rule 13.48(1) of the Listing Rules. Pursuant to the Note to Rule 13.48(1) of the Listing Rules, we do not intend to distribute a separate interim report in respect of the six months ended June 30, 2025 under the aforementioned Rule.

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The financial data of the Group as of and for the six months ended June 30, 2025 set forth below are derived from our unaudited condensed consolidated financial statements for the six months ended June 30, 2025 included in Appendix IA to the Listing Application. Solely for your convenience, all translations of financial data in Renminbi to U.S. dollars in this section were made at a rate of US$1.00 to RMB7.1636, the noon buying rate on June 30, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board.
Our net revenues increased by 50.6% from RMB818.0 million for the six months ended June 30, 2024 to RMB1,231.7 million (US$171.9 million) for the six months ended June 30, 2025. In particular, revenue from LiDAR products increased by 58.7% from RMB759.9 million for the six months ended June 30, 2024 to RMB1,205.6 million (US$168.3 million) for the six months ended June 30, 2025. This increase was primarily due to increased shipments of ADAS LiDAR products, particularly driven by robust demand in China, and increased sales of our Robotics LiDARs. We generated revenue from approximately 547,900 units of LiDARs sold in the six months ended June 30, 2025, compared with approximately 145,600 units in the same period of 2024.
Our gross profit increased by 50.2% from RMB346.0 million for the six months ended June 30, 2024 to RMB519.7 million (US$72.5 million) for the six months ended June 30, 2025, primarily driven by our revenue growth. Our gross profit margins remained stable at 42.3% and 42.2% for the six months ended June 30, 2024 and 2025, respectively.
Loss from operations narrowed by 95.5% from RMB234.2 million for the six months ended June 30, 2024 to RMB10.6 million (US$1.5 million) for the six months ended June 30, 2025, benefiting from higher gross profit and lower operating expenses in sales and marketing, general and administrative, and research and development.
We recorded a net income of RMB26.5 million (US$3.7 million) for the six months ended June 30, 2025, representing a significant improvement from a net loss of RMB179.0 million for the six months ended June 30, 2024.
See “Appendix IA — Unaudited Condensed Consolidated Financial Statements” of the Listing Application for details and “Financial Information — Recent Developments and No Material Adverse Change — Summary of Unaudited Financial Statements for the Six Months Ended June 30, 2025” for a discussion of fluctuations of selected line items.

RISK FACTORS

The following section sets forth certain risk factors that have been updated and supplemented since the filing of our 2024 Form 20-F as well as additional new risk factors relating to the Listing.
RISKS RELATED TO OUR BUSINESS AND INDUSTRY
We have a history of losses, which may continue in the future.
We have a history of net losses. We incurred net losses of RMB300.8 million, RMB476.0 million, RMB102.4 million, RMB106.9 million and RMB17.5 million (US$2.4 million) in 2022, 2023, 2024 and the three months ended March 31, 2024 and 2025, respectively. We may continue to incur net losses in the foreseeable future. Our potential profitability is dependent upon continued increase in customer demand for our LiDAR products and our success in competing against other participants in the markets in which we operate, which may not occur. Our profitability also depends on external factors such as our customers’ commercial success, the market’s perception of autonomous driving and adoption of LiDAR products and the regulatory environment, all of which are out of our control.
We intend to continue to expend significant funds to support our growth and further develop our business. Our revenues may not grow sufficiently to offset the increase in our expenses as we:
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continue to invest in the design and upgrading of our LiDAR products;

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expand our production capabilities to produce our LiDAR products, including constructing new manufacturing facilities;

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enhance our efforts to develop and commercialize LiDAR products for Robotics and other emerging markets;

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expand our design, development, installation and servicing capabilities;

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continue to build up inventories of parts and components for our LiDAR products;

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hire additional engineers and other personnel as we expand our business; and

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increase our sales and marketing activities.

Because we will incur the costs and expenses from these efforts before we receive incremental revenues with respect thereto, we may continue to experience net losses in the near future. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses.
If our LiDAR products are not selected by automotive customers or their suppliers, our business will be materially and adversely affected.
Automotive customers and their suppliers typically design and develop ADAS, Robotics and other key technologies over several years. These customers and their suppliers undertake extensive testing or qualification processes prior to placing orders for large quantities of our LiDAR products, because such products will function as part of a larger system or platform and must meet certain other specifications. We spend significant time and resources to have our products selected by automotive customers and their suppliers. If our LiDAR products are not selected for a particular vehicle model, we may not have an opportunity to supply our products for that model for a period of many years. In addition, if our LiDAR products are not selected by an automotive customer or its suppliers for a particular vehicle model or if our LiDAR products are not successful in that model, the automotive customer or its suppliers may select another supplier for LiDAR products, and it is unlikely that our products will be deployed in other models from the same automotive customer. If we fail to secure design wins for a significant number of vehicle models from one or more automotive customers or their suppliers, or if the vehicle models that incorporate our LiDARs cannot gain market popularity, our business, results of operations and financial condition will be materially and adversely affected.

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Furthermore, even if our products are selected and we enter into framework agreements with automotive customers or their suppliers, as we have with many of our customers, we cannot assure you such framework agreements will always materialize into actual purchase orders, as in such agreements, our counterparties often retain the discretion as to whether and when to place orders for our products, and our supply of products may be subject to other conditions such as meeting certain development milestones. As a result, there is no guarantee that the design wins obtained by us would eventually lead to mass production nor any guarantee on the respective selling prices of our products generated from such design wins.
We currently have and target many customers that are large corporations with substantial negotiating power, stringent product standards and potentially competitive internal solutions. If we fail to engage effectively with these customers, our prospects and results of operations will be adversely affected.
Many of our customers and potential customers are large, multinational corporations with substantial negotiating power relative to us and, in some instances, may have internal solutions that are competitive to our products. These large, multinational corporations also have significant development resources, which may allow them to acquire or develop independently, or in partnership with others, competitive technologies. Meeting the technical requirements of any of these companies and securing design wins from them for supplying LiDAR products will require a substantial investment of our time and resources. Even after we secure a design win, there can be a significant lead time before mass production commences, and there is no assurance that such design wins will ultimately result in commercial production or generate meaningful revenue. Following a design win, we are typically required to continue working closely with our customers to support their ongoing product development, testing, validation, and system integration efforts. We cannot assure you that our LiDAR products will be selected by these or other companies or that we will generate meaningful revenue or profit from the sales of our products to these key potential customers. Any delays, changes in customer product roadmaps, technical challenges, or shifts in market conditions could adversely affect the timing or realization of expected revenue associated with such design wins. Furthermore, if our products are not selected by these large corporations or if these corporations develop or acquire competitive in-house technology, our business and prospects will be adversely affected.
We operate in highly competitive markets and some market participants have substantially greater resources than us. We may not successfully compete against them.
The markets for sensing technology in autonomous solutions for automobile and Robotics markets are highly competitive. Our future success will depend on our ability to remain a leader in our targeted markets by continuing to develop and protect from infringement advanced LiDAR technology in a timely manner and to stay ahead of existing and new competitors. Our competitors are numerous and they compete with us directly by offering LiDAR products and indirectly by attempting to solve some of the same challenges with alternative technologies. We face competition from camera and radar companies, other developers of LiDAR products, and other technology and automotive and Robotics supply companies, some of which have significantly greater resources than we do. In the automotive market, our competitors have commercialized both LiDAR- and non-LiDAR-incorporated ADAS technology that has achieved market adoption, strong brand recognition and they may continue to improve their offerings. Other competitors that are working towards commercializing autonomous driving technology, either independently or through partnerships, often have substantial financial, marketing, distribution, R&D and other resources. In markets outside of the automotive industry, such as the robotic industry, both we and our competitors seek to develop new sensing applications. Even in these emerging markets, we face substantial competition from numerous competitors seeking to prove the value of their technologies. Additionally, some of our customers in the ADAS market and Robotics market have announced development efforts or made acquisitions aimed at creating their own LiDAR-incorporated or alternative sensing technologies, which would compete with our solutions.
Increased competition may result in pricing pressure and reduced margins and may impede our ability to increase the sales of our products or cause us to lose market share, all of which may adversely affect our business, results of operations and financial condition.

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If market adoption of LiDAR does not continue to develop, or develops more slowly than we expect, our business will be adversely affected.
While our LiDAR products can be applied to different uses across end markets, a substantial part of our revenues is generated from automotive applications. Despite considerable efforts by the automotive industry to research and test LiDAR products for ADAS and autonomous vehicle applications, there is no assurance that LiDAR products will be widely deployed in commercially available vehicles on a large scale.
Although we currently believe we are a leader in LiDAR-incorporated systems for the autonomous vehicle market, as LiDAR products remain relatively new, it is possible that other sensing technologies, including cameras, radar, and new or enhanced modalities, or new disruptive technologies, including combinations of technologies, may gain acceptance or emerge as the industry standard for ADAS and autonomous driving applications. Even if LiDAR products are used in the initial generations of certain ADAS systems and autonomous driving technologies, there is no guarantee that LiDAR products will be designed into or included in subsequent generations of such technologies. Furthermore, the initial adoption scenarios for autonomous vehicles, such as Robotaxis, are limited, and the timing for widespread mass-market adoption of autonomous vehicles remains difficult, if not impossible, to predict. If the commercialization of LiDAR products is not as successful as we or the market expects, or if alternative technologies gain broader acceptance among developers of ADAS and autonomous driving systems, automotive OEMs, regulators, or other market participants, our business, results of operations, and financial condition will be materially and adversely affected.
We continually monitor emerging and competing sensing technologies and invest in research and development to enhance our product offerings. However, any failure by us to develop new or enhanced technologies or to respond effectively to technological advancements could materially delay the development and introduction of new products, particularly in the rapidly evolving autonomous vehicle industry. There is no guarantee that our research and development efforts will be sufficient to keep pace with technological change. If we are unable to source and integrate the latest technology into our products, our LiDAR products may lose competitiveness, leading to decreased revenues and a loss of market share.
We believe that our future revenue growth will depend in part on our ability to expand within new markets such as Robotics and to enter new markets as they develop. Each of these markets presents distinct risks and, in many cases, requires us to address the particular requirements of that market, which can be time-consuming and costly. In addition, the market for LiDAR technology outside of automotive applications is relatively new, rapidly developing and unproven in many industries. Some of our customers outside of the automotive industry are still in testing and development phases, and we cannot be certain that they will commercialize products or systems incorporating our LiDAR products. Adoption of LiDAR products outside of the automotive industry will depend on numerous factors, including whether the technological capabilities of LiDAR and LiDAR-incorporated products meet users’ needs; whether the benefits of deploying or integrating LiDAR technology outweigh the associated costs and complexity to replace or adapt solutions that may have used other sensing modalities; and whether users in non-automotive applications can progress from the testing and development phases to commercialization. If LiDAR technology does not achieve commercial success outside of the automotive industry, or if these market develops at a pace slower than we expect, our business, results of operation and financial condition may be materially and adversely affected.
Our efforts to continue developing and commercializing our in-house ASICs may not succeed.
We established a dedicated team within our organization to develop our in-house ASICs at the end of 2017. Since then, we have made significant progress in the development, production and application of our ASICs. Our current ASICs are sophisticated and technologically advanced in many aspects, but remain subject to significant technological and functional limitations. We cannot assure you that we will be able to continue to refine and upgrade our ASICs to achieve market-leading quality and functionality. In addition, we are relatively early in our efforts to apply our ASICs to LiDAR products. We may fail in our efforts to commercialize our ASICs despite the significant research and development and sales and marketing costs we have incurred and expect to incur, in which case our financial performance and business prospects will suffer.

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U.S. persons purchasing our Shares in this [REDACTED] will be required to file notifications with the U.S. Department of the Treasury under the U.S. government’s new China-focused Outbound Investment Program, and failure to comply with these notification requirements is punishable by civil and criminal penalties; the Outbound Investment Program may adversely affect our access to capital and our business, financial condition, and results of operations.
On October 28, 2024, the U.S. Department of the Treasury (“Treasury”) issued a final rule, 31 CFR Part 850 (the “Final Rule”) to implement an August 2023 executive order that provided for the establishment of a new national security regulatory framework (the “Outbound Investment Program”) to control outbound investment from the United States in certain sensitive industry sectors in the People’s Republic of China, including Hong Kong and Macau. The Final Rule became effective on January 2, 2025.
The Final Rule imposes investment prohibitions and notification requirements on specified investments by U.S. persons (broadly defined to include any United States citizen, lawful permanent resident, entity organized under the laws of the United States or any jurisdiction within the United States (including any foreign branch of such entity), or any person in the United States) in certain entities engaged in specified “Covered Activities” relating to three sectors: (i) advanced microchips and microelectronics, (ii) quantum computing, and (iii) AI systems. The Covered Activities in the advanced microchips and microelectronics sector that are included under the prohibited transaction include (i) developing or producing design automation software for integrated circuit design or advanced packaging, (ii) developing or producing equipment for semiconductor fabrication, volume advanced packaging, or extreme ultraviolet lithography, (iii) designing or fabricating integrated circuits exceeding specified performance characteristics, (iv) using advanced integrated circuit packaging techniques, and (v) developing, installing, selling, or producing supercomputers exceeding specified performance and density criteria. Covered Activities in the advanced microchips and microelectronics sector that are included as notifiable transactions include designing, fabricating or packaging any integrated circuit, other than those specific in the prohibited transaction definition. “Persons of a Country of Concern” (which are defined in the Final Rule to include entities with their principal place of business in China or that are controlled by Chinese citizens (including through ownership of 50% or more of the entity’s voting power, equity interests, voting power of the board, or otherwise)) that are engaged in specified activities within these three technology sectors are defined as “Covered Foreign Persons.” In addition, any person that derives more than 50% of its revenue or net income or incurs more than 50% of its operating expenses or capital expenditure from Persons of a Country of Concern in which it has specified interests (including equity interests) that are engaged in Covered Activities is also a Covered Foreign Person. The types of investments by U.S. persons that are subject to the Final Rule are defined as “Covered Transactions” and are subject to the applicable prohibitions or notification requirements include acquisitions of equity interests and contingent equity interests, certain debt financing, and joint ventures involving Covered Foreign Persons. The Final Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities listed on a stock exchange (such as the [REDACTED] of our Shares on the Exchange after the completion of the [REDACTED]) and those trading on the over-the-counter markets (the “Publicly Traded Securities Exception”). The Final Rule is aimed at exerting greater U.S. government oversight over U.S. direct and indirect investments involving China, and it introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers, including us.
We are likely to be deemed a Covered Foreign Person under the Final Rule because our principal subsidiaries are engaged in the design of integrated circuits and we derive and incur, as applicable, more than 50% of our revenue and net income, operating expenses and capital expenditure from these subsidiaries. Therefore, we have determined that the [REDACTED] is a Covered Transaction and that U.S. persons as defined in the Final Rule, including U.S. [REDACTED] and U.S. [REDACTED] procured by the [REDACTED], that [REDACTED] our Shares in this [REDACTED] will be required to file notifications regarding their purchases with Treasury no later than 30 days after their purchase of the Shares. In addition, a U.S. parent of a non-U.S. person that purchases our Shares in this [REDACTED] will also be required to make a similar filing, subject to the same deadline. The notifications required by the Final Rule will need to include specified information about the investor (including personal information and address), the issuer, the

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transaction (including the commercial rationale for the transaction, nature and details of the transaction, and why the U.S. person determined the transaction is a Covered Transaction), and the nature of the Covered Activities that we engage in. For additional information about the Outbound Investment Program and the applicable filing procedures, see https://home.treasury.gov/policy-issues/international/outbound-investment-program. Failing to comply with the notification requirements or failing to provide accurate and complete information in the filing under the Final Rule may subject the relevant U.S. persons to severe civil penalties of fines, and — for willful violations — criminal penalties of fines and imprisonment of up to 20 years.
While purchases of our Shares in this [REDACTED] by U.S. persons will be subject to the notification filing requirements, ordinary secondary trading in our Shares and ADSs will be able to rely on the Publicly Traded Securities Exception, and these notification filing requirements will not be applicable to those trades. Neither we nor the [REDACTED] for this [REDACTED] are advising [REDACTED] on compliance with the Final Rules, and any investor that is uncertain about the Final Rule’s application to its purchase of Shares in this [REDACTED] or the need to file a notification with Treasury, should consult its own counsel.
The Outbound Investment Program, including possible future modifications to it, could impose additional burdens on U.S. persons who [REDACTED], or plan to [REDACTED], in us. It could also limit our ability to raise capital or contingent equity capital (such as convertible bonds) from U.S. [REDACTED], including in this [REDACTED] or any future [REDACTED]. Additionally, the Final Rule could be changed by executive actions of the U.S. government, including changes to the scope of activities and technologies applicable to prohibited transactions, the types of transactions to which it applies, and the availability of any exceptions or exemptions, including the Publicly Traded Securities Exception. Specifically, on January 20, 2025, President Trump issued a national security presidential memorandum, entitled “America First Trade Policy,” which, among other things, directs the Secretary of the Treasury and several other executive departments and offices of the U.S. government to review the Outbound Investment Program to determine if it includes “sufficient controls to address national security threats” and to determine whether the executive order implementing the Outbound Investment Program “should be modified or rescinded and replaced,” with the Secretary of the Treasury directed to provide the President a report on these subject by April 1, 2025. In addition, on February 21, 2025, President Trump issued a national security presidential memorandum entitled “America First Investment Policy,” which, among other things, states that the Trump Administration will consider possible application of the Outbound Investment Program to a wider range of technology sectors, including biotechnology, hypersonics, aerospace, advanced manufacturing, directed energy, and other areas “implicated by the PRC’s national Military-Civil Fusion strategy” and applying restrictions to a wider range of investments, including publicly traded securities. Possible changes to the Final Rule could limit or even eliminate our ability to raise capital or contingent equity capital from U.S. [REDACTED], which could be detrimental to our capital raising capacity and our business, financial condition and prospects. In addition, changes to the Publicly Traded Securities Exception or other aspects of the Final Rule could prohibit the holding or trading of our securities by U.S. persons or make our securities less attractive to such [REDACTED]. In such cases, the value of the securities may significantly decline, or in extreme cases, become worthless.
The current tensions in international trade and investment and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations, as well as our access to international capital markets.
Some of our business partners are located outside of China. Furthermore, many of our customers in China may incorporate our products into goods that they sell outside China. In addition to our reliance on customers and suppliers outside China, certain of our technologies, such as those relating to autonomous driving applications, could be subject to restrictions by the U.S. or other foreign governments. As a result, government policies that restrict international trade and investment, such as capital controls, economic or trade sanctions, export controls, tariffs or foreign investment filings and approvals, may affect the demand for our products and services, impact the competitive position of our products, prevent us from being able to sell products in certain countries, or limit our ability to operate internationally, including our ability to raise capital. If any new tariffs, legislation, or regulations are implemented (including those imposing economic or

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trade sanctions, export control restrictions, or cross-border investment restrictions), or if existing trade agreements are renegotiated, these types of changes could adversely affect our business, financial condition, and results of operations. There have been heightened tensions in international economic relations, in particular between the United States and China. For example, the United States has tightened controls on the export to China of certain advanced items such as semiconductors and equipment to manufacture semiconductors. In addition, the ongoing conflict in Ukraine and the related sanctions on Russia have further escalated international tensions and resulted in the expanded use of economic sanctions and export controls. These types of regulatory developments could adversely affect us, our supply chain, business partners, or customers and the general state of the global economy.
The United States and China have recently taken steps in their economic relations that may substantially impact the economies of both nations, as well as the global economy. Higher tariffs rates have been applied by both countries in a series of bilateral moves, especially since April 2, 2025, and as of April 9, 2025, the United States had implemented tariffs of 145% on most goods from China, while China had imposed tariffs of 125% on most goods from the United States. These tariff rates reflected various rounds of escalation by the United States since 2018, as well as China’s implementation of retaliatory tariff increases. The U.S. government has described these higher tariffs as its response to what it characterizes as unfair trade practices, failure to adequately control exports of fentanyl precursor chemicals, and retaliatory tariffs in response to China’s tariffs implemented in response to higher U.S. tariffs. On May 12, 2025, the United States and China announced that each country would temporarily reduce tariffs on goods of the other country by 115% for a period of 90 days, effective May 14, 2025. On August 11, 2025, amidst continued negotiations, the two sides announced an additional 90-day extension until November 10, 2025. As of the Latest Practicable Date, following the recent increase in U.S. tariffs on Chinese imports, certain exports of our lidar products to the U.S. are subject to 70% tariffs; see “Regulations — U.S. Laws and Regulations — Regulation on Tariffs”. As of the date hereof, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments. In addition to tariffs, the U.S. government has implemented other measures, including the expansion of export controls in respect of China, including controls on items manufactured outside the United States that are the direct product of certain controlled U.S.-origin technology or software, to specific destinations and end-users (such as certain companies on the export control Entity List), and the end-use restrictions on U.S.-origin semiconductor manufacturing and advanced computing items. In recent years, the U.S. has also placed certain entities, including an increasing number of entities in China, on the Entity List under U.S. export control regulations, which imposes licensing requirement for exports, reexport, or transfers of items on lists of controlled items maintained by the U.S. government, which in most cases prevents these named entities from receiving essentially any item subject to U.S. export controls, including in some cases those produced wholly outside the United States that rely on U.S. technology for their production.
In addition, on January 14, 2025, the U.S. Department of Commerce published a final rule, effective March 17, 2025, to address perceived U.S. national security risks associated with connected vehicle technologies. This rule establishes comprehensive prohibitions targeting specific hardware and software integral to vehicle connectivity systems and automated driving systems, although LiDAR is explicitly excluded from the scope of this new rule. These prohibitions are designed to mitigate the perceived national security risks associated with entities owned by, controlled by, or subject to the jurisdiction or direction of China or Russia. Any future regulatory changes in this regard could affect our ability to sell into the U.S. market and may also affect the ability of our customers outside of China to integrate our products into vehicles or related systems that they plan to export to the United States.
In early 2025, the President Trump issued the “America First Investment Policy” memorandum and the “America First Trade Policy” memorandum, which outlined his administration’s plans to broaden the jurisdiction and significantly revise the operations of Committee on Foreign Investment in the United States (“CFIUS”), the organization that regulates foreign investments in the United States, and highlighted what it characterized as the “new and evolving threats” associated with foreign investment, with a particular focus on China. The two memorandums set forth several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries” including China. Among other things, the policy outlined in the memorandums include the possible expansion of the industry sectors covered by the

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Outbound Investment Program, limiting the types of transactions that may be excepted from the Program’s restrictions, and through the imposition of additional sanctions. The proposed restrictions may further restrict and deepen uncertainties for cross-border collaboration, investment, and funding opportunities of China-based issuers including us.
Against this backdrop, China has, in addition to the retaliatory tariff increases noted above, implemented, and may further implement, measures in response to changing trade policies, treaties, tariffs, export controls, and sanctions and restrictions against Chinese companies initiated by the U.S. government. For example, on April 4, 2025, in response to the United States substantially raising tariffs on products from China, China expanded its export restrictions on a wide range of critical minerals and magnets, which are essential for certain technologies and defense-related industries. Under these new restrictions, the controlled items, many of which are largely or only produced in China, will only be exportable subject to licenses, and the conditions and availability of such licenses is not yet clear. In addition, in June, 2021, China enacted the Countering Foreign Sanctions Law (《中華人民共和國反外國制裁法》), under which foreign persons (including both individuals and companies) may be subject to countermeasures for directly or indirectly participating in a foreign country’s “discriminatory restrictive measures” against Chinese entities, which could include adherence to U.S. or other foreign sanctions or even export controls. The countermeasures authorized under this law include the seizure of property, barring transactions with Chinese persons, denial of visas, and deportation. This law builds on the Ministry of Commerce’s Regulations on the List of Unreliable Entities (《不可靠實體清單規定》) issued in September 2020 and the Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation (《阻斷外國法律與措施不當域外適用辦法》) issued in January 2021. The latter created a private right of action under which Chinese entities may sue for damages allegedly caused by a company’s adhering to “discriminatory foreign measures”. On March 23, 2025, the State Council issued the Provisions on Implementing the Countering Foreign Sanctions Law (實施《中華人民共和國反外國制裁法》的規定), which became effective immediately. These provisions further clarify the implementation procedures, enforcement mechanisms and scope of countermeasures under the Countering Foreign Sanctions Law.
There is uncertainty with respect to how the Countering Foreign Sanctions Law, the List of Unreliable Entities, the Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and the Provisions on Implementing the Countering Foreign Sanctions Law will be interpreted and implemented.
Because our business depends on markets and supplies located overseas, tariffs and investment and export control measures taken by the PRC, U.S. or any other government, as well as other trade tensions or unfavorable trade policies, may directly affect the costs and/or marketability of our products. For example, certain exports of our LiDAR products to the United States are subject to the recently increased U.S. tariffs on Chinese imports described above. These elevated tariff rates may adversely affect our sales in the U.S. market. The ongoing international trade and political tensions between the United States and China, and any escalation of such tensions, may have a material negative impact on our business and operations. For example, if the Entity List and other U.S. export control laws and regulations continue to expand and evolve, future U.S. export controls may materially affect or target some of our significant suppliers or customers, in which event our business may be affected if we fail to promptly secure alternative sources of supply or demand on terms acceptable to us. Rising political tensions could also reduce levels of trade, investment, technological exchange, and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. In particular, the heightened geopolitical uncertainty and potential for further escalation may discourage investments in securities issued by China-based issuers (including us) and affect the global macroeconomic environment. For example, during a recent television interview, in response to a journalist’s question on whether the U.S. government could include possible delistings of Chinese companies from U.S. exchanges as a possible step the United States could take in its ongoing trade disputes with China, U.S. Secretary of Treasury, Scott Bessent, declined to exclude this possibility. If the U.S. government were to take such steps, it is not known how or when the U.S. government might implement such delistings or whether there would be any transition period or exceptions. If the U.S. government were to issue any order or otherwise require or cause the delisting of equity securities issued by China-based issuers, it could have a material adverse effect on the price of our

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Nasdaq-listed ADSs. If our ADSs were to be delisted from the Nasdaq, holders of our securities may suffer losses or be unable to trade our securities on Nasdaq as a result. Any of these factors could have a material adverse effect on our business, prospects, financial condition, and the results of operations, our ability to raise capital, and the value of our securities. These types of measures could also have similar effects on our suppliers and our customers.
We have been included in a list of Chinese companies with alleged ties to the Chinese military issued by the U.S. Department of Defense, which has had and may continue to have an adverse effect on our reputation, the market prices of our Shares and/or ADSs and our business opportunities.
On January 31, 2024, we were placed on the list of Entities Identified as Chinese Military Companies Operating in the United States under Section 1260H of the William M. Thornberry National Defense Authorization Act for Fiscal Year 2021 (the “Section 1260H List”), also known as the “Chinese Military Companies List,” by the United States Department of Defense (“DoD”). We were subsequently removed from that list and then relisted on October 15, 2024. According to the relevant law, the Chinese Military List is to identify companies operating in the United States that are either owned or controlled by the People’s Liberation Army or the Central Military Commission of the Chinese Communist Party or that have been identified as a military-civil fusion contributor to the Chinese military industrial base. On July 11, 2025, the U.S. District Court for the District of Columbia (“District Court”) issued a decision upholding the DoD’s designation of us as a “Chinese Military Company.” We believe that the DoD’s designation lacks both factual and legal bases. On July 13, 2025, we filed Notice of Appeal to the U.S. Court of Appeals, challenging the District Court’s decision. As of the Latest Practicable Date, we remain on the Section 1260H List and we are unable to predict the outcome of the appeal. See “Business — Compliance and Legal Proceedings” for details. Effective June 30, 2026, entities on this list and their controlled affiliates will be prohibited from entering into contracts with DoD for the procurement of goods, services, or technology, and effective June 30, 2027, the DoD will be prohibited from purchasing goods or services produced or developed by entities on the list indirectly through third parties. In addition, entities on the list and their subsidiaries are prohibited from receiving contracts or other funding from the U.S. Department of Homeland Security. Our inclusion on the list has had and may continue to have an adverse effect on our reputation, the market prices of our Shares and/or ADSs and our business opportunities. Particularly, the continued inclusion on the Section 1260H List has led to a false perception that we are associated with the Chinese military, which has had a negative impact on our ongoing contract negotiations and disrupted our existing and potential customer relationships globally, in particular those in the United States. Additionally, the inclusion has also had a material adverse impact on our capital market performance. Our stock price fell over 30% in a single day following our inclusion on the Section 1260H List. While the Section 1260H List is maintained by a separate part of the U.S. government with narrow implication, other sanction lists maintained by the U.S. government have broader implications. If we were to be included on a more restrictive sanctions list imposed by the U.S. government or if the U.S. government were to apply further sanctions to companies included on the Section 1260H List, our ability to conduct business with U.S. companies and the ability of U.S. investors to invest in or hold our securities could be further affected, which could have a material adverse effect on our business and results of operations and the value of our securities.
We are susceptible to supply shortages, long lead times, and increased costs of raw materials and key components, any of which could disrupt our supply chain and could delay deliveries of our products to customers.
Some of the components used in the manufacture of our LiDAR products are sourced from third-party suppliers. Purchases from our top five suppliers for each of 2022, 2023, 2024 and the three months ended March 31, 2025 accounted for 34.5%, 26.6%, 27.4% and 23.3%, respectively, of our total purchases during the same year/period. Our future success will depend, in part, on our ability to efficiently manage our supply chain to manufacture and deliver our products at scale. We rely on certain major suppliers of raw materials and key components used in our LiDAR products, which may expose us to risks such as supply shortages, long lead times, increased costs, and potential disruptions from time to time, especially for raw materials and key components that come from single or limited sources of supply. For example, our products depend on lasers and we currently consume a substantial portion of the available market supply. Any shortage of these

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lasers could materially and adversely affect our ability to manufacture our LiDAR products and disrupt our business operations. In addition, long lead times for certain components may restrict our ability to make rapid changes in production volumes and delivery schedules in response to demand fluctuations.
Furthermore, we procure raw materials and components from suppliers outside of China. Purchases from suppliers outside of China for each of 2022, 2023, 2024 and the three months ended March 31, 2025 accounted for 20.4%, 17.6%, 17.5% and 15.3%, respectively, of our total purchases during the same periods. As such, we are subject to risks associated with geopolitical and trade tensions worldwide, particularly the ongoing heightened trade and political tensions between China and the United States. These tensions, and any further escalation, could result in supply chain disruptions, shortages and delays, adversely affecting our production and sales. See “— The current tensions in international trade and investment and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations, as well as our access to international capital markets.”
We have in the past experienced, and may in the future experience, shortages and price fluctuations in certain key components and materials, while the predictability regarding their availability and pricing may be limited. In particular, any shortages or delay in the supply of semiconductor chips, a key component of our LiDAR products, whether by specific vendors or by the chip industry generally, could result in cost increases or delays in our production and delivery to customers. Efforts to increase the use of in-house ASICs may not fully eliminate our usage of third-party chips for our LiDAR products. However, if we are unable to mitigate the impact of any future chip shortage or if we cannot obtain adequate supplies of chips on commercially acceptable terms, or at all, we may fail to fulfill our customer orders, which could result in lower sales and customer loss.
Shortages and pricing fluctuations in raw materials and key components could also be material in the future. In the event of a supply shortage, interruption or material price fluctuations, we may not be able to develop alternative sources in a timely manner, or at all, particularly for sole or limited-source components. Developing alternative sources of supply for raw materials and key components may be time-consuming, difficult, and costly, and we may not be able to secure them on acceptable terms, or at all, which may undermine our ability to meet our production requirements and fill customer orders on time. Furthermore, rising costs of raw materials and key components could result in lower gross margins. Even if we are able to pass the increased costs along to our customers, there may be a lag before we are able to do so such that we must absorb the increased cost in the short term. If we are unable to procure raw materials and components in quantities sufficient to meet our production requirements on a timely basis, we will not be able to deliver products to our customers, which may increase the risk of customer switching to competitive products and result in revenue losses.
We may be unable to adequately control the costs associated with our operations.
We have invested significant capital in developing and growing our business, including developing and manufacturing our LiDAR products, advancing our in-house ASICs, purchasing equipment, constructing our manufacturing facilities, procuring required raw materials, and building our sales and servicing infrastructure. As we continue to scale our business, we expect to further incur significant costs that will impact our profitability, including R&D expenses related to the rollout of new LiDAR and vertically integrated models and improvement of existing models, expenditures in the expansion of our manufacturing capacities, additional operating costs and expenses for production ramp-up, procurement costs for raw material and key component, and selling and distribution expenses to build our brand and market our products. In particular, the prices for raw materials and components fluctuate due to factors beyond our control, and could adversely affect our business and results of operations. Substantial increases in the prices of key raw materials or components, such as automotive-grade chips, would increase our cost of revenues and operating expenses, and could reduce our margins. Furthermore, currency fluctuations, tariffs and other economic or political conditions may result in significant increases in freight charges and raw material costs. In addition, we may lose control over the increase of costs in connection with our services, including after-sale services. Our ability to become profitable in the future will not only depend on our ability to successfully market and sell our

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products and services but also our ability to control our costs. If we are unable to design, develop, manufacture, market, and service our products and provide services in a cost-efficient manner, our results of operations, profitability, and business prospects would be materially and adversely affected.
We expect to incur substantial R&D costs and devote significant resources to identifying and commercializing new products, which could significantly reduce our profitability and may never result in revenues to us.
Our future growth depends on penetrating new markets, adapting existing products to new applications and customer requirements, and introducing new products that achieve market acceptance. We have incurred, and expect continue to incur, substantial R&D costs as part of our efforts to design, develop, manufacture and commercialize new products and enhance existing products. Our R&D expenses were RMB555.2 million, RMB790.5 million, RMB855.6 million, RMB194.4 million and RMB183.3 million (US$25.3 million) in 2022, 2023, 2024 and the three months ended March 31, 2024 and 2025, respectively, and are likely to grow in the future. Because we account for R&D costs as an operating expense, these expenditures will adversely affect our results of operations in the future.
Further, our R&D program may not produce successful results, and our new products may not achieve market acceptance, create additional revenues or become profitable.
The markets in which we compete are characterized by rapid technological change, which requires us to continue to develop new products and product innovations and could adversely affect market adoption of our products.
The LiDAR and related markets, including the ADAS and Robotics markets, are still evolving, and uncertainties in these markets could hinder the adoption of LiDAR and/or our products, either generally or for particular applications. Our future success will depend upon our ability to develop and introduce new capabilities and innovations into our existing product offerings, as well as develop and introduce new products to expand our offerings, to address the changing needs of the markets in which we offer our products. For example, we cannot guarantee that new products will be released on time, or at all, or that they will achieve market acceptance. Delays in delivering new products that meet customer requirements could damage our relationships with customers and cause them to seek alternative sources of supply. In addition, our success to date has been based on the delivery of our products to customers’ R&D programs, where the customers invest substantial capital to develop their new systems. Our continued success thus relies on the success of their transition from the R&D phase to commercialization. As autonomous technology reaches the stage of large-scale commercialization, we must develop and deliver solutions at price points that enable broader and, ultimately, mass-market adoption. Any delays in product innovations, misjudgment in choosing among technological alternatives, or failures in offering innovative products or configurations at competitive prices may cause existing and potential customers turn to our competitors’ products or alternative sensing technologies.
If we are unable to devote sufficient resources to product development or cannot successfully deliver products or solutions that meet customer requirements on a timely basis or remain competitive with technological alternatives, our products could lose market share, and our revenues may decline. Consequently, we may experience operating losses, and our business and prospects will be adversely affected.
We may experience difficulties in managing our growth and expanding our operations.
We have expanded our operations, and as we ramp up our development, production and sales, further significant expansion will be required. Our future operating results depend to a large extent on our ability to manage this expansion and our growth successfully. Risks that we face in undertaking this expansion include, among others:
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keeping pace with ongoing technological advancements and evolving industry standards;

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managing our supply chain to support rapid business growth;

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managing a scaled organization with a greater number of employees in different divisions;

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controlling expenses and investments in anticipation of expanded operations;

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expanding or establishing new product development, manufacturing, sales, and service facilities;

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implementing and enhancing administrative infrastructure, systems, and processes;

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improving our operational, financial and management controls, compliance programs and reporting systems; and

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addressing new markets and potentially unforeseen challenges as they arise.

Any failure to manage our growth effectively could materially and adversely affect our business, financial condition, results of operations, and prospects.
Continued pricing pressures may result in lower than anticipated margins, or losses, which may adversely affect our business.
Cost-cutting initiatives adopted by our customers often result in increased downward pressure on pricing. In addition, many of our customers, particularly automotive OEMs, possess significant leverage over their suppliers, including us, because they are large multinational companies with substantial negotiating power and the automotive component supply industry is inherently highly competitive, serves a limited number of customers and has a high fixed cost base. The growing competition among both established players and new market entrants in our industry further exacerbates the pricing pressures we face.
Accordingly, we expect to be subject to substantial continuing pressure from automotive OEMs and other major customers to reduce the prices of our products. Pricing pressures beyond our expectations could intensify as customers, including automotive OEMs, pursue restructuring, consolidation and cost-cutting initiatives. Changes in our product mix and pricing, including the launch of lower-priced new products, may negatively affect our cost structure and overall margin profile. Our cost structure may be further affected by under-utilization of our manufacturing facilities as we ramp up production, as well as fluctuating demand for and sales of our products, which are beyond our control. If we are unable to generate sufficient production cost savings in the future to offset price reductions, our gross margin and profitability would be adversely affected.
We are subject to credit risk in relation to our accounts receivable.
As of December 31, 2022, 2023 and 2024 and March 31, 2025, we had accounts receivable of RMB485.0 million, RMB524.8 million, RMB765.0 million and RMB957.6 million (US$132.0 million), respectively. We are subject to credit risk in relation to our accounts receivable. There is no assurance that we will be able to collect our accounts receivable in a timely manner, or at all. We recognized allowance for expected credit losses on accounts receivable of RMB6.2 million, RMB49.1 million, RMB55.0 million and RMB52.2 million (US$7.2 million) as of December 31, 2022, 2023 and 2024 and March 31, 2025, respectively. Our credit risk exposure may increase if any of our customers experience financial difficulties or deterioration in creditworthiness, which could prevent us from collecting all or part of the outstanding accounts receivable. For example, our expected credit losses increased by RMB44.8 million in 2023 compared to 2022, primarily due to credit losses we recognized in relation to accounts receivable from an OEM customer that faced operational difficulties. Such unforeseen circumstances may also render our accounting judgments or estimations on allowance for expected credit losses inaccurate, potentially resulting in higher losses than currently estimated. As a result our profitability, working capital and cash flow may be materially and adversely affected.
Fluctuations in exchange rates may have a material and adverse effect on our results of operations and the value of your [REDACTED].
The conversion of Renminbi into foreign currencies, including Hong Kong dollars and U.S. dollars, is based on rates set by the People’s Bank of China (中國人民銀行). Renminbi has fluctuated against Hong

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Kong dollars and the U.S. dollars, at times significantly and unpredictably. The value of Renminbi against Hong Kong dollars and the U.S. dollars and other currencies is affected by changes in global and geographical political and economic conditions, supply and demand in the monetary markets, and economic and political developments domestically and internationally, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against Hong Kong dollars and the U.S. dollars in the future. It is difficult to predict how external factors in respect of markets or policies may impact the exchange rate between Renminbi, Hong Kong dollars and the U.S. dollars in the future. Fluctuations in the exchange rate may cause us to incur foreign exchange losses and affect the relative value of any dividend issued by our subsidiaries. We recorded foreign exchange gain of RMB20.9 million, foreign exchange loss of RMB0.5 million, and foreign exchange gain of RMB14.6 million, RMB1.5 million and RMB1.0 million (US$0.1 million) in 2022, 2023, 2024 and the three months ended March 31, 2024 and 2025, respectively.
Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Shares and/or ADSs in foreign currency. As a significant portion of our cash and cash equivalents and short-term investments are denominated in U.S. dollars, fluctuations in exchange rates between Renminbi and U.S. dollars may also result in foreign exchange gains or losses. Furthermore, to the extent that we need to convert Hong Kong dollars or U.S. dollars into Renminbi to pay our operating expenses, appreciation of Renminbi against Hong Kong dollars or the U.S. dollars would reduce the Renminbi amount we receive from such conversion. Conversely, a significant depreciation of Renminbi against Hong Kong dollars or the U.S. dollar may significantly reduce the Hong Kong dollar or the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our Share and/or ADSs.
As of the Latest Practicable Date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. The availability and effectiveness of such hedges may be limited and we may not be able to adequately hedge our exposure or at all.
Changes in PRC government policies relevant to us or our customers could materially and adversely affect our business, financial condition, results of operations, and prospects.
The growth of our business benefits from PRC government policies at both central and local levels. These policies include those directly relevant to us, such as the preferential tax policy for “high and new technology enterprises,” as well as policies supporting the development of NEVs and domestically manufactured vehicles, which benefit many of our domestic automotive customers. Adverse changes in relevant PRC government policies may materially affect our business, financial condition, results of operations, and prospects.
Under the PRC Enterprise Income Tax Law (《中華人民共和國企業所得稅法》), or the EIT law, and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “high and new technology enterprises” are qualified for a preferential enterprise income tax rate, subject to certain qualification criteria. A “high and new technology enterprise,” whose qualification is reassessed every three years, is entitled to a favorable income tax rate of 15%. Shanghai Hesai obtained the high and new technology enterprise accreditation in 2019, which was renewed in 2022 for another three years. Hertz Technology Co., Ltd. (“Zhejiang Hertz”), our another subsidiary, obtained the high and new technology enterprise accreditation in 2024, effective for three years. Both subsidiaries currently enjoy the preferential tax treatment. However, they may fail to renew their status as high and new technology enterprises when such qualifications expire. In addition, the relevant government authorities may decide to cancel or modify such preferential treatment for high and new technology enterprises in the future. Therefore, we cannot assure you of the continued availability of such tax preference we currently enjoy. In the event that either or both of these two entities fail to maintain their qualifications, face any increase in the enterprise income tax rate, or experience any discontinuation, reduction, refund or repayment of any of the preferential tax treatments currently or previously enjoyed, our business, financial condition and results of operations could be materially and adversely affected.
Many of our customers in China focus on the development and production of NEVs and have been entitled to certain government incentives or subsidies. For example, producers of extended-range electric vehicles enjoy certain favorable government incentives and subsidies, including exemption from vehicle

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purchase tax, one-time government subsidies, exemption from license plate restrictions in certain cities, exemption from driving restrictions in certain cities, and preferential utility rates for charging facilities. Any reduction or elimination of government subsidies and economic incentives or different application of government subsidies and economic incentives on different companies because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of NEVs, fiscal tightening or other factors may affect government incentives or subsidies and result in diminished competitiveness of the NEV industry generally. The business of our Chinese NEV customers may suffer as a result, which in turn may have a material and negative impact on us as a LiDAR supplier.
If we fail to obtain and maintain the requisite licenses, permits, registrations and filings applicable to our business, or fail to obtain additional licenses, permits, registrations or filings that become necessary as a result of new enactment or promulgation of government policies, laws or regulations or the expansion of our business, our business and results of operations may be materially and adversely affected.
Under PRC laws and regulations, we are required to obtain or complete a number of licenses, approvals, registrations, filings and other permissions for our operations, including, without limitation, the certificate of registration for customs declaration entity, receipt of registration for consignee and consignor of imported and exported goods with customs, receipt of registration for fixed pollution source, permit for discharge of urban sewage into public drainage system, type approval certificate for radio transmission equipment, and sales filing record for radio transmission equipment. As of the Latest Practicable Date, we had obtained all the required permissions that are material to our current operation. As a fast-growing company that is continually exploring new approaches to conduct our business and capture growth opportunities, we may become subject to additional license, approval and other requirements as we develop and expand our business scope and engage in different business activities. We may fail to meet such requirements timely or at all, in which case we may be subject to administrative penalties and our ability to expand our business and sustain our growth may be materially affected.
In addition, certain licenses, permits or registrations we hold are subject to periodic renewal. If we fail to maintain or renew one or more of our licenses and certificates when their current term expires, or obtain such renewals on a timely manner, our operations could be disrupted. Furthermore, PRC laws and regulations are statute-based and, similar to other civil law jurisdictions, the interpretation and enforcement of statutory laws and regulations involve inherent uncertainties, and additional laws and regulations may be adopted from time to time in the future. Therefore, the licenses, permits, registrations or filings we hold may be deemed insufficient by government authorities and, accordingly, government authorities may require us to obtain additional licenses, permits, registrations or filings or partner with a license holder for certain business activities, which may restrain our ability to expand our business scope, increase our costs of operation and compliance, and subject us to fines or other regulatory actions. If any of these risks materializes, our business and results of operations may be materially and adversely affected.
The expansion of our manufacturing facilities may be subject to delays, disruptions, cost overruns, or may not produce expected benefits.
We have continually expanded our manufacturing facilities in recent years. Hertz Center, our main mass production facility located in Hangzhou, commenced productions in September 2023. In addition, Maxwell Center, our new research and development and intelligent manufacturing center in Jiading, Shanghai, had started trial operation in December 2023.
We may continue to expand our manufacturing facilities. Our expansion plans could experience delays or other difficulties, and will require significant capital. Any failure to complete the expansion on schedule and within budget could adversely affect our financial condition, manufacturing capability, and results of operations.
Under PRC laws, construction projects are subject to broad and strict government supervision and approval procedures, including but not limited to project approvals and filings, construction land and project planning approvals, construction permits, occupational disease control approvals, environment protection

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approvals, pollution discharge permits, drainage licenses, work safety approvals, fire protection approvals, and completion of inspection and acceptance by relevant authorities. As of the Latest Practicable Date, we have received the material regulatory approvals currently required for Hertz Center and Maxwell Center. To the extent additional approvals or permits are needed for our future construction work and we fail to secure such approvals or permits, our expansion plan may be disrupted or discontinued. In addition, any potential violation of laws and regulations related to construction may subject us to fines, suspension of construction, and other administrative penalties. Any of the foregoing could materially and adversely affect our business operations.
If we fail to comply with environmental protection, fire protection, drainage or health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.
We are subject to numerous environmental protection, fire protection, drainage or health and safety laws and regulations, including, but not limited to, those governing the emission of hazardous gas, the use of radioisotopes and radiation-emitting devices, the handling, use, storage, treatment and disposal of hazardous materials, drainage and wastes discharge of fixed pollution sources. The cost of compliance with such laws and regulations is substantial. In addition, as we continue to expand our manufacturing facilities and capabilities, we cannot assure you that there will not be violations or suspected violations in our facilities that result in us becoming subject to governmental investigations or penalties, which may include cessation of operation, fines, and confiscation of illegal gains. Furthermore, precautions taken to comply with regulations with respect to the hazardous gas generated from the welding activities in our manufacturing facilities may not fully eliminate the risk of such hazardous gas having a negative impact on the health of our employees at the facilities. Any potential failure to comply with environmental, fire protection, drainage or health and safety laws and regulations and/or failure to adequately protect the health of our employees could have a material adverse impact on our business operations and financial performance.
Our sales and operations in international markets outside of China expose us to operational, financial and regulatory risks.
Sales to international customers accounted for 42.0%, 47.2%, 25.7% and 19.6% of our revenues in 2022, 2023, 2024 and the three months ended March 31, 2025, respectively. We are committed to growing our international sales, and have committed resources and are working closely with OEMs and other collaborators outside China, to expand our international operations and sales channels. However, these efforts may not be successful. International operations are subject to a number of other risks, including:
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exchange rate fluctuations;

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political and economic instability, international terrorism and conflicts;

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global or regional health crises, such as health epidemics and outbreaks;

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potential violations of anti-corruption laws and regulations, such as those related to bribery and fraud;

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preference for locally branded products, and laws and business practices favoring local competition;

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increased difficulty in managing inventory;

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delayed revenue recognition;

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less effective protection of intellectual property;

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stringent regulation of the autonomous or other systems or products using our products and stringent consumer protection and product compliance regulations;

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difficulties and costs of staffing and managing foreign operations;

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import and export laws and the impact of tariffs; and

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changes in local tax and customs duty laws or changes in the enforcement, application or interpretation of such laws.

The occurrence of any of these risks could negatively affect our international operations and consequently our business, operating results and financial condition.
We may be subject to product liability or warranty claims that could result in significant direct or indirect costs, which could adversely affect our business and operating results.
Our customers use our products in ADAS and Robotics applications, which could present the risk of significant injury, including fatalities, as a result of, among other factors, component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or information. These could result in product liability or warranty claims against us. For instance, we may be subject to claims if a product incorporating our LiDAR technology is involved in an accident that causes injury or alleged injury. Similarly, our customers could face claims as a result of such accidents and may seek to hold us liable through legal action. Given that the current legal framework for autonomous driving remains largely in its early stages and is yet to be developed, the extent of liability associated with the use of our products is difficult to define or predict. In addition, if lawmakers or governmental agencies were to determine that the use of our products or certain ADAS or Robotics applications increased the risk of injury to all or a subset of users, they may pass laws or adopt regulations that limit or regulate the use of our products, increase our liability associated with the use of our products, or delay the deployment of ADAS and Robotics technologies. Any of these events could cause us to incur significant costs to address product liability claims, adversely affect our brand, relationships with customers, operating results or financial condition.
We offer a standard limited-time warranty on our products. The occurrence of any material defects in our products could make us liable for damages and warranty claims. The coverage of our product liability insurance may not be adequate for potential liabilities, and we may be unable to maintain product liability insurance at reasonable costs in the future. We could incur significant costs to correct any defects, warranty claims or other problems, including costs related to product recalls. In addition, any negative publicity regarding product quality concerns could damage our brand image, weaken partner and customer confidence, reduce demand for our products, and adversely affect our operating results and financial condition. Furthermore, warranty claims, product recalls and product liability claims may result in litigation, which could be costly, lengthy and distracting, and adversely affect our business and operating results.
If we do not maintain sufficient inventory or if we do not adequately manage our inventory, we could lose sales or incur higher inventory-related expenses, which could negatively affect our operating results.
To ensure adequate inventory supply, we must forecast inventory needs and expenses, place orders sufficiently in advance with our suppliers and manufacturing partners and manufacture products based on our estimates of future demand for particular products. Our ability to accurately forecast demand for our products could be affected by many factors, including the rapidly changing nature of the ADAS and Robotics markets in which we operate, the uncertainty surrounding the market acceptance and commercialization of LiDAR technology, the emergence of new markets or competing products and services, shifts in customer needs, health epidemics and outbreaks and any associated work stoppages or interruptions, unanticipated changes in general market conditions, and the weakening of economic conditions or consumer confidence in future economic conditions. As our LiDAR products become or continue to be commercialized in ADAS and Robotics applications, both of which are experiencing rapid growth in demand, we may face challenges in acquiring adequate supplies to manufacture our products. As a result, we and our manufacturing partners may not be able to produce our products at a pace sufficient to meet short-term demand surges, which would negatively affect our revenues. This risk may be further exacerbated by our limited ability to carry, or secure for our manufacturing partners, a significant amount of inventory to satisfy such increases in short-term demand.
If we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would adversely affect our

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financial results, including our gross margin, and have a negative effect on our brand. Conversely, if we underestimate customer demand for our products, we, or our manufacturing partners, may not be able to deliver products to meet our requirements, and this could result in damage to our brand and customer relationships and adversely affect our revenues and operating results.
Our business plans require a significant amount of capital. In addition, our future capital needs may require us to issue additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.
We will need significant capital to, among other things, conduct R&D, expand our manufacturing capability, and increase our sales and marketing efforts. As we ramp up our manufacturing capability and operations, we may also require significant capital to maintain our properties, plants, and equipment and such costs may be greater than what we currently anticipate. We expect that our level of capital expenditures will be significantly affected by customer demand for our products and services. However, due to our limited operating history, we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from our current expectations. We may seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable to us, or at all. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition, and prospects may be materially and adversely affected.
Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may affect the timing, amount, terms and availability of such financing. If we are unable to raise sufficient funds, we may need to significantly reduce our spending, delay or cancel our planned activities, or substantially change our corporate structure. We might not be able to obtain any funding or service any of the debts we incurred, and we might not have sufficient resources to conduct our business as projected, either of which could mean that we would be forced to curtail or discontinue our operations.
In addition, our future capital needs may require us to issue additional equity or debt securities or obtain a credit facility. The issuance of additional equity or equity-linked securities could dilute our shareholders’ ownership. We may also incur bank borrowings and other debt from time to time to support our business. The incurrence of additional indebtedness would raise our debt service costs and could impose operating and financing covenants that restrict our operations, limit our ability to pay dividends to our shareholders, or, in extreme cases, result in disruptions to our operations if lenders enforce mortgages or other security interests over our properties.
Our future growth depends on the continued expansion of ADAS market and the successful commercialization of Robotics technologies and products, which may not materialize.
Our LiDAR products serve primarily the ADAS and Robotics fields, both of which are new, rapidly evolving and subject to considerable uncertainty. How these fields will continue to develop, particularly whether ADAS adoption will continue to expand and whether Robotics technologies and products can be successfully commercialized on a large scale, remains largely uncertain. Various factors such as technological development, manufacturing costs, market acceptance, regulatory environment, and general economic conditions can affect the future of these fields. If ADAS market fails to expand as expected, or the Robotics technologies or products fail to achieve large-scale commercialization, or if we are unable to identify and penetrate additional commercial applications for our LiDAR products, the potential markets for our products could be significantly reduced and our business and prospects may suffer as a result.
Adverse conditions in the automotive industry or the global economy more generally could have adverse effects on our results of operations.
While we make our strategic planning based on the assumption that the markets we are targeting will grow, our business is dependent, in large part on, and directly influenced by business cycles and other factors

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affecting the global automobile industry and the global economy in general. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rates and credit availability, consumer confidence, fuel costs, fuel availability, environmental concerns, governmental incentives and regulatory requirements, and political instability, especially in energy-producing countries and growth markets. For example, the U.S. Federal Reserve and other central banks have raised interest rates, thus affecting credit availability and consumer spending. Furthermore, the Russia-Ukraine conflict and the imposition of broad economic sanctions on Russia, as well as the Hamas-Israel conflict, could raise energy prices and disrupt global markets, which may affect the automotive industry. In addition, automotive production and sales are also affected by our OEM customers’ ability to continue operating in response to challenging economic conditions, labor relations issues, regulatory requirements, trade agreements and other external factors. The automotive production in China, the U.S. and the rest of the world has fluctuated, sometimes significantly, from year to year, and we expect such volatility to give rise to fluctuations in the demand for our products. Any significant adverse change in any of these factors may result in a reduction in automotive sales and production by our OEM customers and could have a material adverse effect on our business, results of operations and financial condition.
In addition, COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict, and attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.
The discontinuation, lack of commercial success, or loss of business with respect to a particular vehicle model or technology package for which we are a significant supplier could reduce our sales and adversely affect our profitability.
If we succeed in having our LiDAR products selected, we expect to enter into supply agreements with the relevant customers. Market practice dictates that these supply agreements typically require us to supply LiDAR units for a particular vehicle model or Robotics product. These contracts are often short-term, may be subject to renegotiation, sometimes as frequently as annually, and may be terminated by customers at any time, which could affect product pricing and revenue stability. Therefore, even if our LiDAR products are selected and the systems into which they are integrated are successfully commercialized, the discontinuation of, the loss of business with respect to, or the lack of commercial success of a particular vehicle model or technology package for which we are a significant supplier could negatively affect the expected sales of our products, which could materially and adversely affect our business.
Since many of the markets in which we compete are new and rapidly evolving, it is difficult to forecast long-term end-customer adoption rates and demand for our products.
We are pursuing opportunities in markets that are undergoing rapid changes, including technological and regulatory changes, and it is difficult to predict the timing and size of the opportunities. For example, LiDAR-incorporated ADAS and Robotics applications require complex technology. Because the development of these systems depend on technology from many companies, the commercialization of LiDAR products could be delayed or hindered if certain technological components are not ready for deployment in vehicles or other non-automotive applications. In addition, the commercial partners with whom we currently have contracts may not be able to commercialize our technology immediately, or at all. Regulatory, safety or reliability

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developments, many of which are outside of our control, could also cause delays or otherwise hinder the commercial adoption of these new technologies, which will adversely affect our growth.
Our future financial performance will depend on our ability to make timely investments in the right market opportunities. If one or more of these markets experience a shift in customer or prospective customer demand, our products may not compete as effectively, if at all, and they may not be designed into commercialized products. Given the evolving nature of the markets in which we operate, it is difficult to predict customer demand or adoption rates for our products or the future market growth. If demand does not materialize, or if we cannot accurately forecast customer demand, the size of our markets, or inventory requirements, our business, results of operations and financial condition will be adversely affected.
We generate a substantial portion of our revenues from a limited number of customers and products, and the loss of, or a significant reduction in, revenues from such customers or products could materially and adversely affect our results of operations.
We are dependent on a group of major customers with strong purchasing power. Revenues generated from our top five customers for each of 2022, 2023, 2024 and the three months ended March 31, 2025 accounted for 53.1%, 67.5%, 59.9% and 68.3%, respectively, of our revenues in the respective year/period. In particular, revenue from one customer, a leading global OEM headquartered in the United States, contributed 13.7% and 28.4% of our revenues in 2022 and 2023, respectively. In 2024 and the three months ended March 31, 2025, revenue from this customer accounted for less than 5% of our revenues, and we do not expect to generate substantial revenue from this customer for the year ending December 31, 2025. During the Track Record Period, we primarily generated revenue from provision of LiDAR products for this customer’s multiple autonomous driving projects, as well as from provision of development services and the sales of materials to this customer. We directly received purchase orders from this customer. The purchase orders generally provide volumes and prices of the LiDAR products, packaging and delivery arrangements, payment arrangements, inspection requirements and warranty period. In addition, the purchase orders provide that the purchase agreements may be terminated by the customer if we materially breach the agreement or become insolvent, or other events occur that may adversely affect our ability to perform our contractual obligations. In 2024, we received a one-off payment from this customer following the termination by this customer of a contract entered into in March 2023. This payment was intended to compensate us for our investments in research and development, as well as the actual costs of work-in-progress and raw materials incurred in connection with this contract. The contract was terminated by this customer due to the suspension of the relevant project by such customer. We had already delivered a significant number of product units for this project with the customer, though some units have yet to reach the deployment stage. Going forward, due to the varying agreements with different customers, there is no guarantee that we will always receive compensation for our investments and costs incurred resulting from terminated contracts with our major customers. In addition, revenues from a leading NEV manufacturer headquartered in China accounted for 24.3%, 25.6%, 33.7% and 20.5% of our revenues in 2022, 2023, 2024 and the three months ended March 31, 2025, respectively. The loss of business from any of our major customers, whether due to lower overall demand for our products, order cancelation, or failure of us to secure new business from these customers, could have a material adverse effect on our results of operations and business prospects.
Additionally, a few major customers accounted for more than 10% of our balances of accounts receivable and contract assets as of December 31, 2022, 2023, 2024 and the three months ended March 31, 2025, respectively. In particular, a leading NEV manufacturer headquartered in China accounted for 61.0%, 41.3%, 23.5% and 28.8% of our balances of accounts receivable and contract assets as of December 31, 2022, 2023 and 2024 and March 31, 2025, respectively. There is a risk that one or more of our major customers may be unable or unwilling to pay outstanding invoices, particularly if they experience financial difficulties. If a major customer were to enter into bankruptcy proceedings or similar proceedings, where contractual obligations commitments are subject to stay of execution and the possibility of legal or other modification, we could be forced to record a substantial loss.
Furthermore, we have been dependent on a limited number of products to generate a substantial portion of our revenues. For example, AT128, a popular LiDAR product launched in July 2021 and started shipping

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in July 2022, accounted for 26.3%, 37.8%, 60.9% and 51.4% of our revenues in 2022, 2023, 2024 and the three months ended March 31, 2025, respectively. The markets for LiDAR products and customers’ needs and preferences are rapidly evolving. Both we and our competitors are constantly upgrading LiDAR products and rolling out new products with enhanced performance and better quality. If any of our major products loses its appeal to customers and in turn its market share, whether due to competition from our competitors’ products or our own alternative products, or an overall decline in demand for LiDAR products, among other things, our business and results of operations could be materially and adversely affected.
If we are unable to establish and maintain confidence in our long-term business prospects among customers and other third parties within our industry or are subject to negative publicity, then our financial condition, operating results, business prospects and access to capital may suffer materially.
Customers may be less likely to purchase our LiDAR products if they lack confidence in our business sustainability or doubt the continuity of our services, support, and operations. Similarly, suppliers, investors and other third parties may be reluctant to develop business relationships with us or invest time, resources and capital in our business if they are not convinced that our business will succeed.
Accordingly, to build and maintain our business, we must build confidence among customers, industry stakeholders, investors, analysts, ratings agencies and other parties in our products, long-term financial viability and business prospects. Establishing and maintaining such confidence may be particularly challenging due to factors beyond our control, including:
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our limited operating history;

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customer unfamiliarity with our LiDAR products;

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any delays in scaled production, delivery and service operations to meet demand;

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competitive pressure and market uncertainty regarding the future of autonomous vehicles or other potential markets; and

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production and sales performance that does not align with market expectations, including any negative publicity, with or without merit.

As our patents may expire and may not be extended, our patent applications may not be granted, and our patent rights may be contested, circumvented, invalidated, or limited in scope, our patent rights may not protect us effectively.
As of March 31, 2025, we had 513 patents granted and 766 pending patent applications in China, and 122 patents granted and 527 pending patent applications in other jurisdictions, such as the United States and Europe. We cannot assure you that all our pending patent applications will result in issued patents. Even after patents are granted, there is possibility that they will be contested, circumvented, or invalidated in the future. In addition, the rights granted under issued patents may not provide adequate defensive protection or competitive advantages, if at all. The claims under our patents may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights held by others could restrict our ability to license and exploit our patents. There are numerous patents and pending patent applications owned by others in the fields where we develop our technologies. Some of these patents and patent applications might have priority over our applications, which could result in invalidation of our applications. In addition to those who may claim priority, any of our existing patents or pending patent applications may also be challenged by others on the basis that they are otherwise invalid or unenforceable.
We and certain of our directors and officers have been named as defendants in a putative shareholder class action lawsuit, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.
We and certain of our directors and officers will have to defend against the putative shareholder class action lawsuits described in “Business — Compliance and Legal Proceedings,” including any appeals of such

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lawsuits should our initial defense be unsuccessful. We are currently unable to estimate the timing, possible outcome or loss or possible range of loss, if any, associated with the resolution of these lawsuits. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle such lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. We and our directors and officers may continue to be subject to lawsuits from time to time in the future, including but not limited to putative class action lawsuits brought by shareholders. The existence of such cases and any potential adverse outcome of these cases, including but not limited to any plaintiff’s appeal of a judgment, could have a material adverse effect on our business, reputation, financial condition, results of operations, cash flows as well as the trading price of our Shares and ADSs. The litigation process may utilize a significant portion of our resources and divert management’s attention from the day-to-day operations of our company, which could harm our results of operations and require us to incur significant expenses to defend the suit. We and our directors and officers also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.
We recorded net operating cash outflow in the past, which may continue in the future.
We recorded net operating cash outflow of RMB696.0 million, RMB328.6 million and RMB257.0 million (US$35.4 million) in 2022 and the three months ended March 31, 2024 and 2025, respectively, and may continue to experience negative operating cash flow in the future. Our operations require substantial cash outlays to support advanced LiDAR product development and production. We cannot assure you that we will be able to generate sufficient operating cash flow in the future. Sustained negative operating cash flow could limit our ability to fund operations internally and may require us to obtain additional financing through equity or debt offerings, which cold result in shareholder dilutions, increased leverage or restrictive covenants on us. Our ability to obtain external financing is subject to uncertainties, including our future finance condition, operating results and market liquidity. There can be no assurance that such financing will be available on favorable terms, or at all. If we are unable to generate sufficient operating cash flow and fail to secure necessary external financing, we may face delays in product launches or be forced to reduce investments in next-generation LiDAR technologies, which could result in loss of key customers and sales opportunities, materially and adversely affecting our results of operations, financial condition and prospects.
We recorded shareholders’ deficit during the Track Record Period.
We recorded total shareholders’ deficit of RMB3,145.2 million as of December 31, 2022, primarily due to our net losses. We cannot assure you that we will be able to continue to record total shareholders’ equity and total net assets in the future. If we fail to do so, our financial condition may deteriorate. A shareholders’ deficit may also have an adverse impact on our ability to raise additional financing and could affect market perception of our financial position.
Use of rebates and other incentives may negatively affect our revenue and profitability.
In the fourth quarter of 2024, due to changes in market conditions, we agreed to grant one-time sales rebates to certain customers. Such rebates were recorded as reductions of our revenue. For further details, see “Financial Information — Critical Accounting Policies, Judgements, and Estimates — Revenue Recognition” and note 3.2 to the Accountants’ Report in Appendix I to the Listing Application. We may enter into sales subject to rebate arrangements with our customers in the future, depending on market conditions and commercial considerations, which is not uncommon for automotive industry. While sales rebate may help drive business in a competitive market, they could also reduce our revenue and profit margins and increase the complexity of revenue recognition under applicable accounting standards.

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We, our directors, management, employees and shareholders and their affiliates may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations, and financial condition.
We may from time to time become a party to litigation, arbitration, administrative proceedings, or disputes in the ordinary course of our business. These may be brought against us by customers, suppliers, business partners, shareholders, employees, competitors, governmental authorities, or other third parties, and may involve a variety of matters, including product liability, intellectual property, labor and employment, securities liability, contract disputes, and property rights. There is no guarantee that we will be successful in defending ourselves in such proceedings or in asserting our rights. Even if we prevail, legal proceedings can be expensive, time-consuming, and disruptive to our operations, and enforcing our rights against other parties involved may prove difficult or ultimately futile. These proceedings could also divert our management’s attention, result in negative publicity, and expense us to substantial legal costs, monetary damages, injunctive relief, and criminal, civil, or administrative fines and penalties. Any of these outcomes could materially and adversely affect our business, results of operations, and financial condition. In addition, our directors, management, shareholders and employees and their affiliates may from time to time be subject to litigation, regulatory investigations, proceedings and/or negative publicity or otherwise face potential liability and expense in relation to commercial, labor, employment, securities or other matters, which could adversely affect our reputation and results of operations.
We have limited insurance coverage, which could expose us to significant costs and business disruption.
We have limited liability insurance coverage for our products and business operations. For details of our insurance coverage, see “Business — Insurance.” We maintain limited product liability insurance, which may not be adequate to cover potential liabilities. A successful product liability claim against us could materially and adversely affect our financial condition, results of operations, and reputation. For more details, see “— We may be subject to product liability or warranty claims that could result in significant direct or indirect costs, which could adversely affect our business and operating results.” In addition, we do not have any business disruption insurance. Any business disruptions could result in substantial costs and diversion of our resources. Furthermore, there are certain types of losses, such as losses from war, acts of terrorism, epidemics, public security hazards, earthquakes, typhoons, flooding and other natural disasters, for which we cannot obtain insurance at a reasonable cost or at all. If we suffer uninsured losses or losses in excess of our insurance coverage, we could face significant costs and business disruption. Consequently, our business, financial condition and results of operations may be materially and adversely affected.
Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, global pandemics, and interruptions by man-made problems, such as terrorism. Material disruptions of our business or information systems resulting from these events could adversely affect our operating results.
A significant natural disaster, such as an earthquake, fire, flood, hurricane or significant power outage or other similar events, such as infectious disease outbreaks or pandemic events, including Ebola, Zika or the Covid-19, could have an adverse effect on our business and operating results. In addition, natural disasters, acts of terrorism or war could cause disruptions in our manufacturing operations, our delivery of products and other aspects of our business, our customers’ or channel partners’ businesses, our suppliers’ businesses, or the economy as a whole. We also rely on information technology systems to communicate among our workforce and with third parties. Any disruption to our communications, whether caused by a natural disaster or by man-made problems, such as power disruptions, could adversely affect our business. We do not have a formal disaster recovery plan or policy in place and do not currently require that our suppliers’ partners have such plans or policies in place. To the extent that any such disruptions result in delays or cancelations of orders or impede our suppliers’ ability to timely deliver product components, or the deployment of our products, our business, operating results and financial condition would be adversely affected.

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RISKS RELATED TO DOING BUSINESS IN CHINA
If we fail to complete the CSRC filing and other procedures for the [REDACTED] or any other future offshore [REDACTED] or [REDACTED], we may be subject to sanctions imposed by the relevant PRC governmental authority.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (《關於外國投資者併購境內企業的規定》), or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC entities or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If the CSRC approval is required, it is uncertain how long it will take for us to obtain such approval. Any failure to obtain or a delay in obtaining CSRC approval for our future issuance of securities overseas may subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in the PRC, restrictions or limitations on our ability to pay dividends outside of mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.
Furthermore, on July 6, 2021, the PRC government promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities (關於依法從嚴打擊證券違法活動的意見), which, among other things, called for enhanced administration and supervision of overseas-listed mainland China-based companies, proposed to strengthen the supervision of the overseas issuance and listing of shares by mainland China-based companies and clarified the responsibilities of competent domestic industry regulators and government authorities. On December 28, 2021, the Cyberspace Administration of China, together with other administrative departments, jointly released the Cybersecurity Review Measures (《網絡安全審查辦法》), which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that purchase network products and services, and network platform operators engaging in data processing activities that affect or may affect national security, are subject to cybersecurity review under the Cybersecurity Review Measures. In addition, network platform operators who possess personal information of more than one million users must apply for a cybersecurity review before listing in a foreign country. The governmental authorities may initiate a cybersecurity review if they consider relevant network products or services or data processing activities affect or may affect national security. See “— Any actual or alleged failure to comply with the various applicable laws and regulations related to personal information protection, data security and cybersecurity could affect our offshore listing and lead to liabilities, penalties or other regulatory actions, which could have a material and adverse effect on our business, financial condition and results of operations.”
The CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (《境內企業境外發行證券和上市管理試行辦法》) and five supporting guidelines (together, the “New Filing Rules”), which became effective on March 31, 2023. The New Filing Rules establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the New Filing Rules, (i) an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC; and (ii) the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering, issuance of convertible bonds, offshore relisting after go-private transactions and other equivalent offering activities. In addition, after a domestic company has offered and listed securities in an overseas market, it is required to file a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting. According to the New Filing Rules, we are deemed to be a domestic enterprise indirectly listed overseas. However, from March 31, 2023, enterprises that have been listed overseas shall constitute existing enterprises and are not required to conduct the overseas listing filing procedures immediately, but shall carry out filing procedures as required if they conduct future offshore offerings or capital raising activities or are involved in other circumstances that require filing with the CSRC. As such, we are not required to complete the CSRC filing procedure for our initial public offering and listing of ADSs on the Nasdaq, but we are required to complete the CSRC filing procedures for the

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[REDACTED] and we have submitted the relevant filing documents with the CSRC in connection with Company’s proposed global offering and dual primary listing of its Class B ordinary shares on The Stock Exchange of Hong King Limited, and the CSRC has issued a notice of filing regarding such offering. If we fail to complete the filing procedures for the [REDACTED] or any future offshore [REDACTED] or [REDACTED], including our follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent [REDACTED] activities, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class B Ordinary Shares and/or ADSs. In addition, we are required to file a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting.
On February 24, 2023, the CSRC, together with other government authorities, issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (《關於加強境內企業境外發行證券和上市相關保密和檔案管理工作的規定》), or the Archives Rules, which became effective on March 31, 2023. According to the Archives Rules, PRC domestic companies, whether offering and listing securities overseas directly or indirectly, must strictly abide the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities companies, securities services providers such as accounting firms, or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority. Furthermore, the Archives Rules also provides that securities companies and securities service providers shall also fulfill the applicable legal procedures when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest. For more details of the New Filing Rules, please refer to “Regulatory Overview — Regulations Relating to Overseas Listing and M&A” in the Listing Application.
Any actual or alleged failure to comply with the various applicable laws and regulations related to personal information protection, data security and cybersecurity could affect our offshore listing and lead to liabilities, penalties or other regulatory actions, which could have a material and adverse effect on our business, financial condition and results of operations.
On December 28, 2021, Cyberspace Administration of China, or the CAC, together with other administrative departments, jointly promulgated the Cybersecurity Review Measures (《網絡安全審查辦法》) which took effect on February 15, 2022. According to the Cybersecurity Review Measures, critical information infrastructure operators, or CIIOs, that purchase network products and services, and network platform operators engaging in data processing activities that affect or may affect national security, are subject to cybersecurity review under the Cybersecurity Review Measures. In addition, network platform operators who possess personal information of more than one million users shall apply for a cybersecurity review before listing in a foreign country. The relevant governmental authorities may initiate a cybersecurity review if they consider relevant network products or services or data processing activities affect or may affect national security. However, the Cybersecurity Review Measures do not provide any standard for determining the circumstances that would be regarded as “affect or may affect national security.” On September 24, 2024, the CAC published the Cyber Data Security Regulations (《網絡數據安全管理條例》), which came into effect on January 1, 2025. The Cyber Data Security Regulations requires that if the network data processing activities have or may have an impact on national security, such activities should be subject to national security review in accordance with relevant laws and regulations. However, the Cyber Data Security Regulations do not provide any guidance for assessing the impact on national security in the context of network data processing. The Cyber Data Security Regulations also restates and further specifies the legal requirements for personal

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information, important data, cross-border data transfer, network platform services, and data security. Any failure to comply with such requirements may subject the data processors to, among others, suspension of services, fines, revocation of relevant business permits or business licenses and penalties.
The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. See “Regulations — Regulations Relating to Cybersecurity, Information Security, Privacy and Data Protection.”
Our business generally does not involve the collection or processing of personal information or data that may affect national security. As of the Latest Practicable Date, we were not in possession of more than one million users’ personal information. As of the Latest Practicable Date, we had not been designated by the relevant PRC authorities as a CIIO, have not been involved in any cybersecurity-related investigation initiated by the CAC or any other PRC authority, and have not received any cybersecurity-related warning or sanction from the PRC government, or any notice from relevant authorities specifying us to file for the cybersecurity review. According to the verbal consultation conducted on April 23, 2025 with the China Cybersecurity Review, Certification and Market Regulation Big Data Center, or CCRC, the Company was advised that the Company is not required to file an application for cybersecurity review under Article 7 of the Cybersecurity Review Measures with respect to its [REDACTED] in Hong Kong. However, as the definitions for terms such as internet platform operator and national security are broad, and the government will retain discretion as to the interpretation and enforcement of the Cybersecurity Review Measures and any implementation rules, we may be subject to related rules. We cannot preclude the possibility that the Cybersecurity Review Measures will subject us to the cybersecurity review by the CAC in relation to our operations or require us to adjust our business practices, in which case our business, financial condition and prospects and the price of our Class B Ordinary Share and/or ADSs may be materially and negatively affected.
In the event that we are subject to the cybersecurity review by the CAC in relation to our operations, we may experience disruptions of our business. Such review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources. Furthermore, if we were found to be in violation of applicable laws and regulations of PRC during such review, we may be subject to administrative penalties, including fines and service suspension, which could have a material and adverse impact on our business, results of operations and financial condition and the value of our Class B Ordinary Shares and/or ADSs. We also cannot rule out the possibility that certain of our customers may be deemed CIIOs, in which case our products or services, if deemed related to national security, will be submitted for cybersecurity review before we can enter into agreements with such customers. If the reviewing authority considers that the use of our products and services by certain of our customers who are CIIOs involves risks of disruption, is vulnerable to external attacks, or may negatively affect, compromise, or weaken the protection of national security, we may not be able to provide or distribute our products or services to such customers, which could have a material adverse effect on our results of operations and business prospects.
In addition to the Cybersecurity Review Measures, the PRC government authorities have introduced a wide range of laws and regulations on personal information protection, cybersecurity and data security in recent years, which is still rapidly evolving. For example, the PRC Cyber Security Law (《中華人民共和國網絡安全法》), or the Cybersecurity Law, came into effect on June 1, 2017 and requires network owners, network managers, and service providers that provide services via network (together, the “network operators”) to perform certain functions related to cyber security protection and the strengthening of network information management through taking technical and other necessary measures to safeguard the operation of networks, responding to network security incidents effectively, preventing illegal and criminal activities, and maintaining the integrity and confidentiality and usability of network data. In addition, the law imposes certain additional requirements on CIIOs, including that they should store the personal information and important data collected and produced during their operations in the PRC within the territory of the PRC and perform certain security obligations. On September 12, 2022, the CAC proposed a series of draft amendments to the PRC Cyber Security Law, imposing more stringent legal liabilities for certain violations. Such draft amendments were released for soliciting public comments until September 29, 2022 and their final form, interpretation and implementation remain uncertain. On March 28, 2025, the CAC has released the Amendment to the

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Cybersecurity Law of the People’s Republic of China (Second Draft for Public Consultation) (《中華人民共和國網絡安全法(修正草案再次徵求意見稿)》) for public comment. This draft amendment aims to enhance the coherence of legislation, and to make necessary adjustments regarding the types, scope, and severity of administrative penalties. The SCNPC promulgated the PRC Personal Information Protection Law (《中華人民共和國個人信息保護法》) (effective on November 1, 2021), which outlines the main framework and comprehensive requirements of personal information protection and processing (including but not limited to cross-border transfer). The PRC Data Security Law (《中華人民共和國數據安全法》), on the other hand, was promulgated on June 10, 2021 and took effect in September 2021, and provides for data security obligations on entities and individuals carrying out data processing activities, including but not limited to the collection, storage, use, processing, transmission, provision, and public disclosure of data. The PRC Data Security Law also requires a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. Furthermore, Regulations on the Security Protection of Critical Information Infrastructure (《關鍵信息基礎設施安全保護條例》), or the CII Protection Regulations, which was promulgated by the State Council of the PRC on July 30, 2021 and came into effect on September 1, 2021, stipulates the obligations and liabilities of the regulators, society and CIIOs in protecting the security of critical information infrastructure, or the CII. As of the Latest Practicable Date, we were in compliance with the currently effective and applicable PRC laws on personal information protection, cybersecurity and data security in all material respects and those laws do not have a material adverse impact on our business or offshore [REDACTED] plan. However, we cannot preclude the possibility that new laws, regulations or rules promulgated in the future will impose additional compliance requirements on us, will subject us to the cybersecurity or national security review in relation to our operations, or will require us to change our business practices or incur additional operating expenses, which may have material and negative impacts on our business, financial condition and prospects and the value of our Class B Ordinary Shares and/or ADSs.
There may exist uncertainties with respect to effecting service of legal process, enforcing foreign judgments or bringing actions in the PRC against us or our management based on foreign laws.
We are an exempted company with limited liability incorporated under the laws of the Cayman Islands, we conduct most of our operations in China, and substantially all of our assets are located in the PRC. In addition, most of our senior executive officers reside within the PRC for a significant portion of the time and most of them are PRC nationals. In addition, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Even if you are successful in bringing an action of this kind, you may face uncertainties with respect to the enforcement of judgments rendered under the laws of the Cayman Islands and the PRC against our assets or the assets of our directors and officers.
On July 14, 2006, the Supreme People’s Court of China and the Government of the Hong Kong Special Administrative Region entered into the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region Pursuant to Choice of Court Agreements Between Parties Concerned (《關於內地與香港特別行政區法院相互認可和執行當事人協議管轄的民商事案件判決的安排》), or the 2006 Arrangement, pursuant to which reciprocal recognition and enforcement of the judgment may be possible between these two jurisdictions provided that the judgment is rendered by a final court of these two jurisdictions and the parties has a expressly written choice of court. On January 18, 2019, the Supreme People’s Court of China and the Hong Kong Government signed the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region (《關於內地與香港特別行政區法院相互認可和執行民商事案件判決的安排》), or the 2019 Arrangement, which came into effect on January 29, 2024 and has superseded the 2006 Arrangement. The 2019 Arrangement establishes a bilateral legal mechanism with greater clarity and certainty for reciprocal recognition and enforcement of judgments between Hong Kong and the PRC in civil and commercial matters. The 2019 Arrangement discontinued the requirement for a choice of court agreement for bilateral recognition and enforcement. However, the 2006 Arrangement will remain applicable to a “choice of court agreement in writing” as defined in the 2006 Arrangement that was entered into before the 2019

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Arrangement took effect. As the 2019 Arrangement went into effect relatively recently and its implementation and interpretation are still evolving, we cannot guarantee that all judgments rendered by Hong Kong courts will be recognized and enforced in the PRC, as whether a specific judgment will be recognized and enforced remains subject to a case-by-case examination by the relevant court in accordance with the 2019 Arrangement.
RISKS RELATED TO THE WVR STRUCTURE
Our dual-class share structure with different voting rights limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class B Ordinary Shares or ADSs may view as beneficial.
We have adopted a dual-class voting structure such that our ordinary shares consist of Class A Ordinary Shares and Class B Ordinary Shares. In respect of matters requiring the votes of shareholders, immediately after the completion of the [REDACTED], holders of Class B Ordinary Shares are entitled to one vote per share, while holders of Class A Ordinary Shares are entitled to ten votes per share based on our dual-class share structure (except as in relation to the Reserved Matters). Each Class A Ordinary Share is convertible into one Class B Ordinary Share at any time by the holder thereof, while Class B Ordinary Shares are not convertible into Class A Ordinary Shares under any circumstances.
Our Co-Founders collectively and beneficially own all of our issued Class A Ordinary Shares. Assuming that (i) the [REDACTED] is not exercised, (ii) no further Shares are issued under the 2021 Plan and between the Latest Practicable Date and the completion of the [REDACTED] and (iii) no Class A Ordinary Shares are converted into Class B Ordinary Shares, and excluding the 624,747 Class B Ordinary Shares (as of the Latest Practicable Date) issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2021 Plan, immediately after the completion of the [REDACTED], our Co-Founders will beneficially own 26,998,861 Class A Ordinary Shares and [REDACTED] Class B Ordinary Shares, representing approximately [REDACTED]% of the aggregate voting power of our total issued and outstanding share capital with respect to shareholder resolutions relating to matters other than the Reserved Matters, where holders of Class A Ordinary Shares are entitled to ten votes per share. For details, see the sections headed “Relationships with Our Controlling Shareholders” and “Share Capital” in the Listing Application.
As a result of the dual-class share structure and the concentration of voting power, holders of our Class A Ordinary Shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, and other significant corporate actions. The interests of the holders of our Class A Ordinary Shares may not necessarily be aligned with the interests of our Shareholders as a whole. They may take actions that are not in the best interest of us or our other Shareholders. In addition, this concentration of voting power may discourage, delay or prevent a change in control of our Company, which could have the effect of depriving our other Shareholders of the opportunity to receive a premium for their Shares as part of a sale of our Company and may reduce the market price of our Class B Ordinary Shares and/or ADSs. This concentrated control also limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class B Ordinary Shares and ADSs may view as beneficial.
For further details about our shareholding structure, see the section titled “Share Capital — WVR Structure” in the Listing Application.
Our dual-class voting structure may render the ADSs representing our Class B Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of the Class B Ordinary Shares and/or ADSs.
We cannot predict whether our dual-class share structure with different voting rights will result in a lower or more volatile market price of the Class B Ordinary Share and/or ADSs, adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their

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eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our dual-class voting structure may prevent the inclusion of the ADSs representing our Class B Ordinary Shares in such indices, which could adversely affect the trading price and liquidity of the ADSs representing our Class B Ordinary Shares. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the Class B Ordinary Shares and/or ADSs could be adversely affected.
RISKS RELATED TO OUR SHARES AND OUR ADSS
The trading price of the ADSs has been and is likely to continue to be, and the trading price of our Class B Ordinary Shares can be, volatile, which could result in substantial losses to [REDACTED].
The trading price of the ADSs has been and is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. The trading price of our Class B Ordinary Shares, likewise, can be volatile for similar or different reasons. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in Hong Kong or the United States. In addition to market and industry factors, the price and trading volume for the Class B Ordinary Shares and/or ADSs may be highly volatile for factors specific to our own operations, including but not limited to, the following:
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variations in our net revenues, earnings and cash flow;

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announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

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announcements of new products and services and expansions by us or our competitors;

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changes in financial estimates by securities analysts;

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fluctuations in operating metrics;

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failure on our part to realize monetization opportunities as expected;

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changes in revenues generated from our significant business partners;

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additions or departures of key personnel;

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release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

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detrimental negative publicity about us, our management, our competitors or our industry;

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fluctuations of exchange rates between RMB and the Hong Kong dollars and/or U.S. dollar;

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regulatory developments affecting us or our industry;

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potential litigation or regulatory investigations; and

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general economic or political conditions in China or elsewhere in the world.

Any of these factors may result in large and sudden changes in the trading volume and market price of the Class B Ordinary Shares and/or ADSs.
In addition, the stock market in general, and companies with operations in the PRC in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after

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their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis, the ensuing economic recessions and deterioration in the credit market in many countries, and the geopolitical tension between the U.S. and China have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market, industry and geopolitical fluctuations may adversely affect the market price of our Class B Ordinary Share and/or ADSs. For example, the price of our ADSs was negatively affected by our inclusion on the 1260H List. For more information regarding the impact of inclusion on the Section 1260H List, please refer to “— Risks Related to Our Business and Industry — We have been included in a list of Chinese companies with alleged ties to the Chinese military issued by the U.S. Department of Defense, which has had and may continue to have an adverse effect on our reputation, the market prices of our Shares and/or ADSs and our business opportunities.” Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.
Furthermore, techniques employed by short sellers may drive down the market price of our ADSs. Many companies listed in the United States that have a substantial majority of their operations in China have been the subject of short selling. In March 2025, Blue Orca Capital issued a short seller report that made certain allegations against us, including alleged ties to the Chinese military, an undisclosed loss of the largest customer, misleading “exclusive” partnership, inflated revenue and gross margins, and the withdrawal of an IPO in mainland China due to deficiencies in internal control over financial reporting. The price of our ADSs was affected by this report. We strongly disagree with the allegations in the report and believe that the report is without merit. Going forward, we may be the subject of unfavorable allegations made by short sellers again. Any such allegations may lead to negative publicity and be followed by periods of instability in the market price of our of ADSs.
As the aggregate worldwide market value of voting and non-voting equities held by our non-affiliates exceeded US$700 million as of June 30, 2025, we will become a “large accelerated filer” under the Exchange Act and cease to be an emerging growth company as of December 31, 2025. After we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above, and will incur additional expenses.
We will be a “controlled company” within the meaning of the rules of Nasdaq and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
By virtue of the Concert Party Deed, our Co-Founders currently hold, and will immediately after the completion of the [REDACTED] continue to hold, more than [REDACTED]% of the aggregate voting power of our Company. For details, see the sections headed “Relationships with Our Controlling Shareholders” and “Share Capital” in the Listing Application. As such, we will be a “controlled company” as defined under the rules of Nasdaq. For so long as we remain a controlled company, we are permitted to rely on certain exemptions from corporate governance rules, including:
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an exemption from the requirement that a majority of our board of directors must be independent directors;

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an exemption from the requirement that each of our compensation committee members must be an independent director;

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an exemption from the requirement that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

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an exemption from the requirement that our director nominees must be selected or recommended solely by independent directors.

If we elect to rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.
If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the Class B Ordinary Shares and/or ADSs, the market price for the Class B Ordinary Shares and/or ADSs and trading volume could decline.
The trading market for the Class B Ordinary Shares and/or ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the Class B Ordinary Shares and/or ADSs, the market price for the Class B Ordinary Shares and/or ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the Class B Ordinary Shares and/or ADSs to decline.
We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our Class B Ordinary Shares and/or ADSs for return on your [REDACTED].
We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an [REDACTED] in our Class B Ordinary Shares and/or ADSs as a source for any future dividend income.
Our board of directors has complete discretion as to whether to declare dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our second amended and restated articles of association provide that dividends may be declared and paid out of the funds of the Company lawfully available therefor, which under Cayman Islands law means the profits of our company, realized or unrealized, or from any reserve set aside from profits which the directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act (As Revised) of the Cayman Islands, or the Companies Act. Under the Companies Act, no distribution or dividend may be paid out of the share premium account unless, immediately following the date on which the distribution or dividend is proposed to be paid, the company shall be able to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flows, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your [REDACTED] in our Class B Ordinary Shares and/or ADSs will likely depend entirely upon any future price appreciation of our Class B Ordinary Shares and/or ADSs. There is no guarantee that our Class B Ordinary Shares and/or ADSs will appreciate in value or even maintain the price at which you purchased the Class B Ordinary Shares and/or ADSs in the future. You may not realize a return on your [REDACTED] in our Class B Ordinary Shares and/or ADSs and you may even lose your entire [REDACTED] in our Class B Ordinary Shares and/or ADSs.
Substantial future sales or perceived potential sales of our Class B Ordinary Shares and/or ADSs in the public market could cause the price of our Class B Ordinary Share and/or ADSs to decline.
Sales of our Class B Ordinary Shares and/or ADSs in the public market after the [REDACTED], or the perception that these sales could occur, could cause the market price of our Class B Ordinary Share and/or ADSs to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We cannot predict what effect, if any market sales of

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securities held by a principal shareholder or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. In addition, if we issue additional ordinary shares, either through private transactions or in the public markets in the United States or other jurisdiction, your ownership interests in our company would be diluted and this, in turn, would have an adverse effect on the price of our Class B Ordinary Shares and/or ADSs.
Certain holders of our Class B Ordinary Shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these Class B Ordinary Shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Sales of these registered shares in the form of Class B Ordinary Shares and/or ADSs in the public market could cause the price of our Class B Ordinary Shares and/or ADSs to decline.
Our Memorandum and Articles of Association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.
Our currently effective Memorandum and Articles of Association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Subject to the Memorandum and Articles of Association and compliance with the Listing Rules and The Codes and Takeovers and Mergers and Share Buy-backs, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, except that (a) no new class of shares with voting rights superior to those of Class B Ordinary Shares will be created; and (b) any variations in the relative rights as between the different classes will not result in the creation of new class of shares with voting rights superior to those of Class B Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class B Ordinary Shares and/or ADSs may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.
We and the Depositary are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.
We and the Depositary are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the Depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the Depositary. In the event that the terms of an amendment impose or increase fees or charges (other than taxes and other governmental charges, registration fees, cable (including SWIFT) or facsimile transmission costs, delivery costs or other such expenses) or that would otherwise prejudice any substantial existing right of the ADS holders, such amendment will not become effective as to outstanding ADSs until the expiration of 30 days after notice of that amendment has been disseminated to the ADS holders, but no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when the ADSs are delisted from the stock exchange in the United States on which the ADSs are listed and we do not list the ADSs on another stock exchange in the United States, nor is there a symbol available for over-the-counter trading of the ADSs in the United States. If the ADS facility will terminate, ADS holders will receive at least 90 days’ prior notice, but no

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prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.
You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Memorandum and Articles of Association, as amended from time to time, the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in Hong Kong or the United States. In particular, the Cayman Islands has a less developed body of securities laws than Hong Kong or the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in a court in Hong Kong or state or federal courts of the United States.
Under Cayman Islands law, the address of a Cayman Islands company’s registered office in the Cayman Islands, and the name of its registered office provider, are matters of public record. A list of the names of the current directors and alternate directors (if applicable) are made available by the Registrar of Companies in the Cayman Islands for inspection by any person on payment of a fee. A Cayman Islands company is required to maintain a register of mortgages and charges, which is open to inspection by the company’s creditors and members. Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect or obtain the register of members or corporate records (other than the company’s Memorandum and Articles of Association, and any special resolutions subsequently passed by the shareholders of the company, and the register of mortgage and charges as referred to above). Our directors have discretion under our second amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our Controlling Shareholders than they would as public shareholders of a company incorporated in Hong Kong and the United States.
Certain judgments obtained against us by our shareholders may not be enforceable.
We are a Cayman Islands exempted company and all of our assets are located outside of the United States and Hong Kong. Substantially all of our current operations are conducted in the PRC. In addition, a majority of our current directors and officers are nationals and residents of countries or regions other than the United States and Hong Kong. Substantially all of the assets of these persons are located outside the United States and Hong Kong. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals outside of the PRC in the event that you believe that your rights have been infringed under laws of non-PRC jurisdictions or otherwise. Even if you are successful in bringing an action

RISK FACTORS

of this kind, you may face uncertainties with respect to enforcing judgments against our assets or the assets of our directors and officers outside of the PRC.
As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Global Select Market listing standards.
As a Cayman Islands company listed on the Nasdaq Global Select Market, we are subject to the Nasdaq Global Select Market listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, Nasdaq Global Select Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Global Select Market listing standards.
We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. We have relied on home country practice exemption with respect to the requirement of having a majority independent board and an audit committee composed of a minimum of three members. We have also relied on home country practice exemption with respect to the requirement that a majority of the nominating and corporate governance committee members must be independent directors within 90 days of listing. In addition, we follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2024. We will hold shareholder meetings when there are significant issues that require shareholder approval. We may choose to follow additional home country practice in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the Nasdaq Global Select Market listing standards.
There can be no assurance that we will not be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.
A non-U.S. corporation, such as our company, will generally be classified as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes, for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and a company’s goodwill and other unbooked intangibles are generally taken into account when determining the value of its assets.
Based upon our current income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2024. However, no assurance can be given that we will not be or become a PFIC in the current or future taxable years because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets. Fluctuations in the market price of our ADSs and/or ordinary shares may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs and/or ordinary shares from time to time (which may be volatile). The market price of our ADSs and ordinary shares may fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

RISK FACTORS

If we are a PFIC in any taxable year during which a U.S. person holds our ADSs or ordinary shares, such U.S. person may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holder may be subject to burdensome reporting requirements. U.S. persons [REDACTED] in, or considering an [REDACTED] in, our ADSs and/or ordinary shares should consult their own tax advisors regarding the application of these rules to their particular situations.
RISKS RELATED TO THE [REDACTED] AND THE [REDACTED]
An active trading market for our [REDACTED] on the [REDACTED] might not develop or be sustained and trading prices of our [REDACTED] might fluctuate significantly.
Following the completion of the [REDACTED], we cannot assure you that an active trading market for our Class B Ordinary Shares on the [REDACTED] will develop or be sustained. The trading price or liquidity for our ADSs on the Nasdaq might not be indicative of those of our Class B Ordinary Shares on the [REDACTED] following the completion of the [REDACTED]. If an active trading market of our Class B Ordinary Shares on the [REDACTED] does not develop or is not sustained after the [REDACTED], the market price and liquidity of our Class B Ordinary Shares could be materially and adversely affected.
In 2014, the Hong Kong, Shanghai and Shenzhen stock exchanges collaborated to create an inter-exchange trading mechanism called Stock Connect that allows international and mainland Chinese investors to trade eligible equity securities listed in each other’s markets through the trading and clearing facilities of their home exchange. Stock Connect allows mainland Chinese investors to trade directly in eligible equity securities listed on the Hong Kong Stock Exchange, known as Southbound Trading; without Stock Connect, mainland Chinese investors would not otherwise have a direct and established means of engaging in Southbound Trading. In October 2019, the Shanghai and Shenzhen stock exchanges separately announced their amended implementation rules in connection with Southbound Trading to include shares of companies with a WVR Structure to be traded through Stock Connect. However, since these rules are relatively new, there remains uncertainty as to the implementation details, especially with respect to shares of those companies with a secondary or dual-primary listing on the Hong Kong Stock Exchange. It is unclear whether and when the Class B Ordinary Shares of our Company, a company with a WVR Structure and a [REDACTED] in Hong Kong upon the [REDACTED], will be eligible to be traded through Stock Connect, if at all. The ineligibility or any delay of our [REDACTED] for trading through Stock Connect will affect mainland Chinese [REDACTED] ability to trade our [REDACTED] and therefore may limit the liquidity of the trading of our Class B Ordinary Shares on the [REDACTED].
During the period between [REDACTED] and trading of our Class B Ordinary Shares in connection with the [REDACTED], the market price of our ADSs traded on Nasdaq may fall, which could result in a fall in the market price of our Class B Ordinary Shares to be traded on the [REDACTED].
The [REDACTED] of the [REDACTED] will be determined on the [REDACTED]. However, our Class B Ordinary Shares will not commence trading on the [REDACTED] until they are delivered, which is expected to be about two [REDACTED] business days after the [REDACTED]. As a result, [REDACTED] may not be able to sell or otherwise deal in our Class B Ordinary Shares during that period. Accordingly, holders of our Class B Ordinary Shares are subject to the risk that the trading price of our Class B Ordinary Shares could fall when trading commences as a result of adverse market conditions or other adverse developments that could occur between the [REDACTED] and the time trading begins. In particular, as our ADSs will continue to be traded on the Nasdaq Global Select Market and their price can be volatile, any fall in the price of our ADSs may result in a fall in the price of our Class B Ordinary Shares to be traded on the [REDACTED].
The characteristics of the U.S. capital markets and the Hong Kong capital markets are different.
The Nasdaq Global Select Market and the Hong Kong Stock Exchange have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases

RISK FACTORS

(including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class B Ordinary Shares and the ADSs representing them might not be the same, even allowing for currency differences. Fluctuations in the price of the ADSs due to circumstances peculiar to its home capital market could materially and adversely affect the price of the Class B Ordinary Shares. Because of the different characteristics of the U.S. and Hong Kong equity markets, the historic market prices of the ADSs may not be indicative of the performance of our securities (including the ordinary shares) after the [REDACTED].
Exchange between our Class B Ordinary Shares and the ADSs may adversely affect the liquidity or trading price of each other.
The ADSs are currently traded on the Nasdaq Global Select Market. Subject to compliance with U.S. securities laws and the terms of the deposit agreement, holders of our Class B Ordinary Shares may deposit Class B Ordinary Shares with the Depositary in exchange for the issuance of the ADSs. Any holder of ADSs may also withdraw the underlying Class B Ordinary Shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the [REDACTED]. In the event that a substantial number of Class B Ordinary Shares are deposited with the Depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class B Ordinary Shares on the [REDACTED] and the ADSs on the Nasdaq Global Select Market may be adversely affected.
The time required for the exchange between our Class B Ordinary Shares and the ADSs might be longer than expected and [REDACTED] might not be able to settle or effect any sale of their securities during this period, and the exchange of Class B Ordinary Shares into ADSs involves costs.
There is no direct trading or settlement between the Nasdaq Global Select Market and the Hong Kong Stock Exchange on which the ADSs and our Class B Ordinary Shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances, or other factors may delay the deposit of Class B Ordinary Shares in exchange for the ADSs or the withdrawal of Class B Ordinary Shares underlying the ADSs. [REDACTED] will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, we cannot assure you that any exchange for Class B Ordinary Shares into ADSs (and vice versa) will be completed in accordance with the timelines that [REDACTED] may anticipate.
Furthermore, the Depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Class B Ordinary Shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs, and annual service fees. As a result, shareholders who exchange Class B Ordinary Shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.
We expect to incur increased costs as a [REDACTED] company in the United States and Hong Kong.
We are now a public company in the United States and incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the U.S. SEC and Nasdaq Global Select Market, impose various requirements on the corporate governance practices of public companies. These rules and regulations increase our legal and financial compliance costs and make some corporate activities more time-consuming and costly. After we become a [REDACTED] company [REDACTED] on the Stock Exchange, we will be subject to laws, rules and regulations in Hong Kong as well. As a [REDACTED] company in Hong Kong and the United States, we will have to comply with laws and regulations on both markets. However, Hong Kong and the United States have different regulatory regime governing matters related to listed companies and in certain cases have fairly different requirements on certain matters. We will incur additional costs and expenses in complying with the complex regulatory systems on both markets. Failure to comply with any regulatory requirements could result

RISK FACTORS

in material adverse impact on the trading of our Share or ADSs and reputation and subject us to administrative penalties.
You will incur immediate and substantial dilution and may experience further dilution in the future.
As the [REDACTED] per [REDACTED] of our Class B Ordinary Shares is higher than the net tangible book value per share of our Class B Ordinary Shares immediately prior to the [REDACTED], [REDACTED] of our Class B Ordinary Shares in the [REDACTED] will experience an immediate [REDACTED]. If we [REDACTED] additional Class B Ordinary Shares in the future, these purchasers may experience [REDACTED] in their shareholding percentage. In addition, these purchasers will experience [REDACTED] dilution to the extent that our Class B Ordinary Shares are issued upon the exercise of share options or vesting of restricted share units. All of the Class B Ordinary Shares issuable upon the exercise of currently outstanding share options will be issued at a purchase price on a per ordinary share basis that is less than the [REDACTED] per [REDACTED] in the [REDACTED].

INDUSTRY OVERVIEW

The following section sets forth new information and statistics relating to the industry in which we operate. Such information and statistics were extracted from different official government publications, available sources from public market research, and other sources from independent suppliers.

OVERVIEW OF THE LIDAR INDUSTRY
LiDAR provides high-precision distance measurement, advanced three-dimensional modeling, and robust resistance to interference. It has been adopted across a wide range of application scenarios, including ADAS, Robotaxi, Robobus, Robotruck, as well as other Robotics used in sectors such as warehousing and logistics, industrial manufacturing, and smart agriculture. In recent years, LiDAR has been deployed beyond traditional application scenarios to encompass areas such as signal optimization in intelligent transportation systems. Furthermore, LiDAR is anticipated to play a pivotal role in emerging areas such as the metaverse, where its integration is expected to drive the next wave of industrial transformation and technological innovation.
Technology Paths of LiDAR
The development of LiDAR has witnessed significant advancements, following the technology paths below:
•
Mechanical LiDAR utilizes a motor to rotate its optomechanical structure, which enables it to scan the environment in all directions to generate point cloud, achieving optimal performance.

•
Hybrid solid-state LiDAR features a static TX/RX system complemented by one or more moving scanners, which may feature a one-dimensional scanning single-axis rotating mirror, a two-dimensional scanning dual-axes rotating mirror, or a two-dimensional scanning MEMS mirror.

•
Fully solid-state LiDAR, in contrast, does not contain any moving parts, resulting in a simplified structure and the highest level of integration. Due to the complexity of this technological approach and cost considerations, only a few industry-leading companies are able to mass produce fully solid-state LiDARs. Hesai was the first company globally to start the production of fully solid-state LiDAR products.

Comparison of Different Scanning Methods in LiDAR

INDUSTRY OVERVIEW

Notes:
(1)
FOV:   Field of View, the angular extent of the environment that a LiDAR system can perceive, typically measured in degrees. A wider FOV allows more comprehensive environmental perception, reducing blind spots.

(2)
OPA:   Optical Phased Array, a beam-steering technology based on arrays of closely spaced optical antennas that control the phase of emitted light to direct the laser beam without mechanical movement.

(3)
Dimension is the physical size of the LiDAR unit. Smaller dimensions support easier integration, aesthetics, and aerodynamic design in vehicles.

Source: The CIC Report.
Value Chain of the LiDAR Industry

Source: The CIC Report.
The LiDAR industry value chain encompasses several key components. Upstream, it includes suppliers of LiDAR components such as laser source providers, photodetector manufacturers, and light scanner suppliers. In the midstream, LiDAR providers play a central role, while downstream focuses on various application scenarios.
Currently, the primary application scenarios for LiDAR are ADAS and Robotics. LiDAR’s high-precision perception and environmental modeling capabilities are essential for vehicle assistance and robot navigation. Continuous technological advancements and product optimizations have facilitated the integration of LiDAR to meet specific end-user requirements, further broadening its application landscape.
Key Components and Scanning Mechanisms of LiDAR Systems
A typical LiDAR system primarily consists of three key subsystems: the TX/RX system, the scanning system, and other supporting systems, as detailed in the following diagram.

INDUSTRY OVERVIEW

Key Components of a Typical LiDAR Products

Source: The CIC Report.
LiDAR systems use different scanning mechanisms to generate spatial data. In 1D scanning, the laser beam is deflected along a single axis, and coverage along the other axis is typically achieved using multiple laser channels or alternative methods such as vehicle movement. This scanning mechanism is characterized by its high reliability and stability, though it involves higher cost and system complexity due to the need for additional components to achieve full-scene coverage. The 2D scanning approach, which utilizes dual-axis deflection to achieve full-scene coverage, allows a reduction in the number of lasers and detectors to improve system cost-efficiency. However, this trade-off often requires significantly increasing the emitting and receiving frequency to maintain performance, which is subject to physical and technical limitations. Due to the limited number of laser emitters, in order to achieve the same frame rate, the vibration frequency of the rotating mirror needs to be increased, which will reduce the reliability of the scanning and the lifespan of the radar. As a result, systems may encounter constraints in aggregated point frequency and may need to compromise on field of view or resolution in order to maintain adequate frame rates.
Introduction on Sensor Technologies and Market Applications in ADAS and Robotics
In addition to LiDAR, various non-LiDAR sensors are widely utilized in the ADAS market to enhance vehicle perception and assist with driving tasks. Cameras are the primary tool for visual recognition, enabling lane detection, traffic sign identification, and object classification, although their performance can be affected by lighting conditions. Millimeter-wave radars are suited for mid- to long-range detection in all weather conditions and are commonly used in adaptive cruise control and blind spot monitoring. Ultrasonic radars, while limited to short distances and lower resolution, are widely used for low-speed maneuvers such as parking assistance and obstacle proximity warnings.
While both the ADAS and robotics markets rely on a combination of sensing technologies to enable autonomous functions, their performance priorities and application environments differ significantly. ADAS systems are primarily designed for on-road vehicle operation, focusing on safety, reliability, and long-range perception in high-speed driving conditions. In contrast, robotics applications often take place in complex, unstructured, and dynamic environments, such as warehousing, logistics, industrial manufacturing, and smart agriculture, where real-time navigation, obstacle avoidance, and fine-grained spatial understanding are critical.

INDUSTRY OVERVIEW

As a result, LiDAR is emerging as a high-value sensor in both markets, playing a central role due to its high-resolution 3D perception and mapping capabilities. As technological maturity advances, the integration of LiDAR alongside cameras, radar, and other sensors is expected to accelerate in both markets, supporting a broader range of autonomous functions.
Comparison between LiDARs, Millimeter Wave Radars,
Ultrasonic Radars, and Cameras

Detection Distance			3D Imaging	Weather adaptability	Night vision	Price Range
	100	200	300				
 LiDARs	✓	✓	✓	Great, able to draw complete obstacle image	Limited, operate poorly in rainy or foggy weather	Great, not affected by darkness	$200 ~ $8,000
 Millimeter wave radars	✓	✓	✓	Unable to draw 3D images with high resolution	Highly adaptive to all weather conditions	Great, not affected by darkness	$15 ~ $150
 Ultrasonic radars	✗ (1)			Unable to detect size and shape of obstacles	Adaptive to some weather conditions	Great, not affected by darkness	$3 ~ $15
 Cameras	✓	✓	✓	Need to rely on 2D image to draw 3D	Limited, cannot operate under strong light intensity	Limited, detection distance decrease	$20 ~ $100

Note:
(1)
Ultrasonic radars are generally used for short-range detection, typically within a few meters and not suitable for distances over 100 meters.

Source: The CIC Report.
Market Size of the Global LiDAR Industry
The global LiDAR industry increased from US$0.3 billion in 2020 to US$1.6 billion in 2024 in revenue, representing a CAGR of 57.6%. It is expected to further increase to US$17.1 billion in 2029, representing a CAGR of 61.2%. Notably, the market size and growth rate of the LiDAR industry in China significantly surpassed other regions.

INDUSTRY OVERVIEW

Global LiDAR Industry by Revenues(1) Breakdown
by Regions, 2020 – 2029E (US$(2) in billions)

Notes:
(1)
The market size only includes the major application markets of LiDAR, namely ADAS and Robotics markets.

(2)
The translation of U.S. dollars into Renminbi was made at the exchange rate of US$1.00 to RMB7.2993, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024.

(3)
ROW: rest of the world.

Source: OICA, CPCA, The CIC Report.
Key Market Players in the LiDAR Industry
Hesai ranked No. 1 in terms of total revenues in the global LiDAR industry in 2024.
Ranking of Major LiDAR Suppliers by Revenues and Market Share in 2024
Ranking	Company	Revenue	Market Share
		(US$ in millions)	(%)
1	The Company	267	17.0%
2	Company A(1)	~230	14.9%
3	Company B(2)	226	14.3%
4	Company C(3)	~150	9.6%
5	Company D(4)	~90	5.8%

Notes:
(1)
Company A is a private company established in 1987 and headquartered in Guangdong, China that provides various products and services across multiple industries, and started LiDAR business in 2020.

(2)
Company B is a LiDAR and perception solutions company headquartered in Guangdong, China that specializes in LiDAR hardware and perception software for automobiles and robots. Established in 2014, Company B is listed on the Stock Exchange of Hong Kong.

(3)
Company C is a private LiDAR company established in 2016 and headquartered in Jiangsu, China that specializes in developing and producing LiDAR products for automotive and other industries.

INDUSTRY OVERVIEW

(4)
Company D is an automotive supplier headquartered in France that provides a wide range of vehicle parts and accessories. Established in 1923, it began selling LiDAR products for the automotive industry in 2016. Company D is listed on Euronext Paris.

Source: Annual Report, The CIC Report.
Key Success Factors for LiDAR Providers
The following factors are key to the success of LiDAR providers:
•
Technological architecture:   A LiDAR’s technological architecture significantly influences its performance, integration, mass production, and long-term competitive differentiation. An ASIC architecture can be customized for specific functions, delivering high performance and low power consumption while greatly enhancing system integration. In contrast to traditional methods that rely on numerous discrete components, ASIC-based LiDAR can integrate hundreds of laser emission, reception, and signal-processing circuits onto just a few chips. This integration reduces the number of parts and wiring complexity, resulting in smaller and more reliable LiDARs. Additionally, the ASIC approach increases assembly efficiency and lowers manufacturing costs. Companies with in-house ASIC capabilities can address current needs while also enabling future upgrades, establishing a sustainable competitive advantage.

•
Rapid innovation capability:   Rapid innovation is crucial for LiDAR manufacturers to establish and maintain their leading position in a competitive market. In an era of rapid technological advancement, companies must efficiently develop and launch next-generation products to meet continuously rising performance requirements and new application demands. Each product generation should enhance detection range, angular resolution, or point cloud density to align with evolving market needs. Adopting a modular strategy significantly boosts innovation efficiency, allowing each module to iterate and upgrade independently, thus driving overall performance gains. Manufacturers capable of rapid iterations can quickly translate new technologies into product advantages, sustaining their leadership.

•
Optimal balance of Performance, Quality, and Cost:   As OEMs raise their expectation for advanced ADAS systems, there is a growing demand for LiDAR hardware that integrates intelligent sensing capabilities, reliability, and cost efficiency. To stay competitive, LiDAR providers must deliver products that showcase innovation in optical design, mechanical structure, and manufacturing optimization — enhancing performance while keeping cost in check. LiDAR providers that achieve a balanced mix of precision, durability, and affordability are better positioned to meet OEM expectations and expand their presence in the rapidly evolving automotive market.

Entry Barriers, Challenges and Threats for LiDAR Providers
•
Technology strengths:   Developing LiDAR solutions presents a multifaceted technical challenge that requires substantial expertise in software algorithms, optical components, laser emitters, and other relevant domains. New entrants often struggle to rapidly assemble a skilled R&D team and acquire the necessary regulatory knowledge, making it difficult to develop competitive, high-performance products that meet market demands.

•
OEMs’ stringent certification requirements:   OEMs impose stringent certification requirements on suppliers, involving extensive and time-consuming product validation. As a result, new industry entrants face significant challenges in quickly securing OEM approval, which delays their market penetration. Established providers, with a robust customer base and reputable brand, have a clear advantage in retaining existing clients while expanding to new ones, ultimately increasing their market share.

•
Continuous capital investment:   Developing and manufacturing LiDAR solutions requires significant upfront investments in costly R&D equipment and high-precision manufacturing facilities. Additionally, continuous financial support is essential to sustain technological advancements and maintain product competitiveness. This considerable capital threshold poses a major obstacle for new entrants.

INDUSTRY OVERVIEW

•
Powerful supply chain management capability:   The provision of LiDAR solutions relies on multiple critical components, the quality of which directly impacts product performance. Providers with strong supply chain management capabilities are better positioned to withstand fluctuations in the global supply chain, ensuring both quality and timely product delivery. In contrast, new market entrants may find it challenging to establish a stable supply chain system within a short timeframe.

•
Mass production capabilities:   Providers with the capability of mass production can maintain effective control over critical manufacturing and procurement processes, utilizing their accumulated expertise and experience to drive substantial synergies. This enables them to establish significant advantages in the cost-effectiveness and competitiveness of their solutions, solidifying their market position.

LIDAR APPLICATIONS IN THE ADAS MARKET
Rapid Development of ADAS Market
With continuous technological advances, ADAS has evolved beyond theoretical frameworks and basic driving assistance features. ADAS is reshaping the entire transportation ecosystem and driving profound changes in personal travel and transit experience.
In 2014, the Society of Automotive Engineers (the “SAE”) introduced its first visual chart of the “Driving Automation Levels,” defining six stages of driving automation from no automation (Level 0) to full automation (Level 5). However, in actual commercialization, passenger car automation has encountered legal and regulatory barriers in its transition from Level 2 (L2) to Level 3 (L3). Consequently, the L2+ market has emerged, exemplified by the navigate on autopilot (“NOA”) function. NOA is a vehicle driver-assistance system that provides point-to-point navigation assistance within designated road segments, enabling vehicles to handle tasks such as stopping at red lights, changing lanes, and yielding without manual intervention, ultimately reaching the intended destination.
Overview of Levels of Driving Automation

Source: The CIC Report.
The development of driver-assistance software has evolved from primarily imitation learning to combining deep learning and reinforcement learning for path planning and decision-making. Currently, NOA is the most advanced driver-assistance feature, enabling navigation-assisted driving in both highway and complex urban settings, and has become a focal point of competition among major OEMs. At the same time, the performance of domain controller chips that enabling driver assistance continues to improve, providing

INDUSTRY OVERVIEW

the computational capacity to run more complex models. In parallel, advancements in sensors such as LiDAR feed essential roadway-environment data for high-level features like NOA.
In recent years, the penetration rate of NOA has significantly increased in the passenger vehicle market. This acceleration is driven by ongoing technological progress and rising demand for intelligent driving functions in complex urban settings. LiDAR plays a critical role in this technological progression, significantly enhancing environmental perception and system redundancy, which are essential for the safety and user-friendliness of L2+ features. Compared to basic ADAS systems, L2+ requires a higher degree of sensing accuracy and real-time processing capability. LiDAR generates high-precision 3D point cloud data to accurately identify shape, distance, and velocity of targets such as pedestrians and vehicles. Its strong long-range detection capability provides sufficient reaction time for emergency braking and lane changes in high-speed scenarios. Consequently, vehicles equipped with LiDAR are gaining greater market traction, and their sales volumes have shown a clear upward trend, demonstrating the increasing value of LiDAR in enabling the commercialization of more advanced driver assistance systems.
Global Sales Volume of ADAS Vehicles 2020 – 2029E (Units in Millions)

Source: OICA, The CIC Report.
Key Drivers and Trends of the ADAS Market
•
Breakout phase of accelerated penetration in high-level ADAS:   High-level ADAS has significant advancements over traditional ADAS, delivering breakthroughs in environmental perception, decision-making capabilities, and scenario coverage. By integrating multi-sensor fusion systems — including LiDAR — it supports functions such as automatic lane changing, adaptive cruise control, and automatic lane keeping. Additionally, these systems introduce active safety features like emergency avoidance, which greatly reduce accident risks. As a result, consumer willingness to opt for these configurations has markedly increased. With continuous technological advancements and reduced costs driven by economies of scale effect, high-level ADAS is becoming not only feasible on EVs but is also emerging as a core selling point for the intelligent upgrade of ICE vehicles.

China’s first-mover advantage and large-scale validation are quickly influencing global markets, with regions such as Europe and the U.S. accelerate ADAS integration. This shift is driving by evolving regulations and surging consumer demand. High-level ADAS is transitioning from a premium optional

INDUSTRY OVERVIEW

feature to standard equipment in mainstream models, becoming a critical battleground that will reshape the global automotive competitive landscape.
•
Consumer focus on safety:   Most traffic accidents are caused by human error, leading consumers to recognize the importance of ADAS in enhancing safety. ADAS integrates multiple sensors and intelligent algorithms to perceive and make precise decisions about the surroundings in real time. As demand for safety features grows, autonomous driving technology is being iteratively improved and scaled up to meet the public’s expectations for safe and efficient travel.

•
Government support:   Governments worldwide are prioritizing the development of autonomous driving, fostering consensus, and innovating policy frameworks to support this advancement. They are actively promoting industry growth by establishing pilot zones, enabling road testing, and enacting forward-looking legislation. For example, China has introduced national pilot programs and technical standards for intelligent connected vehicles, while the E.U. has implemented regulations for Level 4 vehicles and type-approval frameworks. International organizations such as the UNECE and ISO play a crucial role in coordinating global standards, addressing areas like functional safety, data logging, and cybersecurity, thereby laying a solid foundation for cross-border consistency and large-scale deployment.

Recently, the MIIT released the “2024 Key Points of Automotive Standardization Work (《2024年汽車標準化工作要點》),” which emphasizes strategic emerging fields such as new energy vehicles and intelligent connected vehicles. This policy proposes new international standard projects and cultivation plans for these domains, promoting the development of international standards comprehensively. It includes the responsibility of convening working groups focused on automotive perception sensors and autonomous driving test scenarios, and leading the formulation of nearly 20 international standards related to automotive exterior protection, fuel cell electric vehicles, electromagnetic compatibility, and automotive-grade radar and LiDAR solutions. This policy provides essential standardized support for the application of technologies, such as LiDAR, in smart vehicles, promoting their standardized use within the automotive industry.
•
Increased importance of perception systems:   As ADAS technology advances towards higher levels of intelligence, the demand for precise, real-time and reliable environmental perception in intelligent vehicle is growing. This demand drives a sustained increase in the technological sophistication of perception systems. Unlike traditional ADAS, high-level ADAS vehicles require the deployment of more high-performance sensors, complemented by advanced fusion algorithms and powerful computational chips. This combination enables accurate recognition and dynamic understanding of the surroundings. The integration of these hardware components with supporting algorithms not only enhances the overall performance and safety of autonomous driving but also substantially elevates the importance of perception systems, rendering them one of the most critical competitive and commercially valuable modules in future intelligent vehicles.

•
OEMs’ technological readiness and regulatory expectations:   Leading OEMs have made substantial investments in ADAS over the years, amassing extensive expertise in areas ranging from perception algorithms to control systems and vehicle integration. They also possess strong commercialization capabilities. As the relevant legal frameworks are become more liberalized and testing standards are refined, it is anticipated that autonomous driving technology will accelerate its transition from limited to comprehensive scenarios, paving the way for large-scale deployment and commercial viability.

Economies of Scale Drives Rapid LiDAR Penetration in ADAS Market
As a core perception component in ADAS, LiDAR is increasingly recognized as a critical foundation for enabling high-level functions such as NOA, cruise control, and automatic parking assist. Its robust and high-precision sensing capabilities set it apart from cameras and other sensors. Unlike passive sensors such as cameras, LiDAR actively emits laser pulses, maintaining stable detection performance even in complex or extreme conditions such as nighttime, strong backlighting, rain, snow, or fog — significantly enhancing the environmental adaptability of vehicles. In addition, its high-resolution 3D point cloud imaging allows for

INDUSTRY OVERVIEW

structured modeling of the surrounding environment, enabling accurate identification of road structures, obstacle shapes, and dynamic changes. This capability provides precise input for path planning and decision-making. As OEMs race to deploy NOA, LiDAR not only enhances overall system safety redundancy but also serves as an indispensable perception backbone for advancing driver-assistance functions to higher levels. Furthermore, as production scales up and supply chain matures, the LiDAR industry is starting to benefit from economies of scale. This development has enabled better alignment of core specifications with customer needs, making LiDAR more suitable for mass-market vehicles, particularly in ADAS applications.
Meanwhile, as NOA functionality becomes more complex, some vehicle models have begun adopting multi-LiDAR setups. The average number of LiDAR units installed per vehicle is expected to rise significantly in the future. In addition to main LiDAR, ancillary LiDAR will be required to cover blind spots, creating substantial incremental demand in the ADAS LiDAR market.
Revenues of LiDAR for the ADAS market increased from US$0.1 billion in 2020 to US$1.0 billion in 2024, at a CAGR of 104.1%, and are expected to reach US$12.0 billion in 2029, representing a CAGR of 63.6%.
Market Size of Global LiDAR Application in ADAS Market
2020 – 2029E (US$(1) in billions)

Notes:
(1)
The translation of U.S. dollars into Renminbi was made at the exchange rate of US$1.00 to RMB7.2993, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024.

(2)
ROW: rest of the world.

Source: OICA, CPCA, The CIC Report.
Key Drivers and Trends for LiDAR Applications in the ADAS Market
The LiDAR applications in the ADAS market have experienced significant growth and transformation, primarily influenced by the following key factors and trends:
•
Technological evolution accelerates high-level ADAS penetration:   The rapid development of perception algorithms, sensor hardware, and computing platforms is enabling more advanced driver-assistance functions such as NOA and automated lane changes. These capabilities require higher sensing precision and system reliability, prompting OEMs to adopt enhanced ADAS configurations. Meanwhile, features such as driver assistance and intelligent parking are increasingly embraced by consumers in daily use, significantly boosting driving convenience which drives sustained growth in

INDUSTRY OVERVIEW

downstream demand. As a result, adoption of L2+ systems are expanding beyond premium models, with LiDAR-equipped vehicles gaining traction in the broader market. This trend reinforces OEM investment in intelligent hardware to support higher-level autonomy.
•
LiDAR as a key sensor for all-weather active safety:   LiDAR, with its high precision, all-weather adaptability, and 3D spatial perception capabilities, is an indispensable core perception sensor for achieving active safety and advanced driver-assistance functions. Unlike passive sensors such as cameras, LiDAR actively emits laser pulses and maintains stable, reliable detection in challenging conditions such as nighttime, backlight, and rain, snow, or fog — significantly improving system robustness and environmental adaptability. In high-level ADAS functions like NOA, LiDAR accurately identifies road boundaries, obstacles, and dynamic objects, providing critical inputs for path planning and decision-making. As perception and decision-making systems increasingly rely on high-resolution, structured environmental data, LiDAR’s strategic value within autonomous driving systems continues to rise. It plays a vital role in enabling OEMs to achieve L2+ and higher-level autonomy, while enhancing vehicle safety, fault tolerance, and system redundancy.

•
Technological maturity drives LiDAR advancements meeting ADAS demands:   With continued technological evolution, LiDAR is making consistent advancements in perception accuracy, detection range, interference resistance, size, and power efficiency, gradually fulfilling the performance requirements for integration into mainstream vehicle models. Progress in key components, such as laser emitters, photodetectors, scanning systems, and signal processing chips, has resulted in increasingly mature system solutions. Leading manufacturers have launched mass-produced, chip-based, and miniaturized LiDAR products, significantly enhancing integration and stability for automotive applications. Automakers are also shifting from focusing solely on long-range detection to a more comprehensive assessment of blind spot coverage, field of view, and all-weather performance. Consequently, LiDAR products are evolving toward full-scenario capability to meet these diverse needs.

•
Economies of scale propels LiDAR into mass-market vehicles:   Driven by mass production and technological advancements, the manufacturing costs of LiDAR have dropped significantly, realizing broader adoption across mass vehicle models. Chip-based design, modular standardization, and automated production lines are aligning LiDAR with mass-production requirements and OEMs’ platform-based vehicle development models. This makes LiDAR economically viable for mid-range models and even mass-market vehicles. With growing production capacity, maturing manufacturing processes, and increased efficiency across the supply chain, LiDAR is increasingly meeting OEM requirements, which drives exponential growth in its market penetration.

•
Rapid growth in the demand for LiDAR-equipped vehicle and increasing OEM willingness to standardize deployment:   In recent years, the demand for LiDAR-equipped intelligent electric vehicles have surged, becoming a major driver of LiDAR adoption. Leading OEMs are prioritizing the integration of LiDAR in high-end intelligent models, accelerating the industry trend towards sensor standardization. As a result, LiDAR is transitioning from an optional add-on to a standard configuration — particularly among mid- to high-end models, where standardization rates have significantly increased. With OEMs increasing their strategic investments in LiDAR-reliant scenarios such as urban NOA and parking assistance, the importance of LiDAR continues to grow. Major automakers are now incorporating LiDAR into new vehicle development frameworks and establishing stable supply chains to support multi-platform, multi-model deployment, creating long-term growth opportunities for the LiDAR market.

•
Growing consumer demand for tech-driven safety and convenience accelerates LiDAR adoption:   Consumer expectations are shifting from traditional mechanical performance to intelligent driving experiences. Technology appeal, safety, comfort, and travel convenience have become key factors in purchasing decisions. In this context, intelligent driving features powered by LiDARs offer futuristic driving experiences and enhanced safety, attracting strong consumer interest. LiDAR supports high-demand use cases such as NOA, highway automatic lane changes, and parking assistance — greatly reducing driving workload, enhancing operational convenience and providing

INDUSTRY OVERVIEW

consumers with more driving options. Among tech-savvy and highly engaged user groups, sensor configurations are becoming a visible and influential factor in purchase decisions. As consumer awareness continues to grow, the “perception-driven selling point” of LiDAR will be further amplified, steadily driving up both its installation rate and depth of application.
•
Policy Support for LiDAR Commercialization in ADAS Applications:   The Chinese government has introduced a number of policies that directly support the adoption and commercialization of LiDAR in ADAS applications. For example, on February 10, 2020, the NDRC and other ten PRC governmental authorities jointly promulgated the Smart Car Innovation Development Strategy (《智能汽車創新發展戰略》), which provides that the PRC government shall promote the development and industrialization of automotive high-precision sensors, including LiDAR sensors, automotive-grade chips, smart operating systems, automotive smart terminals, and smart computing platforms, and build an industry cluster for smart automotive key parts. The Notice of Carrying Out the Pilot Program for the Market Access and Road Traffic of Intelligent Connected Vehicles (《關於開展智能網聯汽車準入和上路通行試點工作的通知》) issued in November 2023 also proposes that based on the previous road test and demonstration application of intelligent connected vehicles, the PRC government will select intelligent connected vehicles equipped with automatic driving functions that have the conditions for mass production, and will launch a pilot scheme, where the chosen intelligent connected vehicles would be allowed to carry out road access pilots in a limited area.

Competitive Landscape of the Global LiDAR Applications in the ADAS Market
Ranking of Major LiDAR Suppliers in the ADAS Market by Revenue in 2024
Ranking	Company	Revenue (US Billion)	Market Share (%)
1	Company A	~0.23	23.6%
2	Company B	0.18	18.4%
3	The Company	0.17	17.6%
4	Company C	~0.15	15.2%
5	Company D	~0.09	9.4%

Source: Expert Interview, Annual Report, The CIC Report.
LIDAR APPLICATIONS IN THE ROBOTICS MARKET
The Next Boom in the LiDAR Industry: Robotics
The global Robotics industry is currently entering a phase of rapid growth, driven by widespread commercial deployment that enhances efficiency across enterprises, organizations, and individuals. This transformation is also reshaping the cost structure of societal operations, with an increasing number of stakeholders embracing Robotics as one of the most promising segments within the broader intelligent services ecosystems. Ubiquitous intelligent Robotics applications — represented by Robotaxi, lawn mowing robots, delivery robots, autonomous mobile robots, and humanoid robots — are expanding rapidly and finding widespread use in transportation, logistics, and services.
At the policy level, governments in many countries have recognized Robotics as a strategic development priority, accelerating infrastructure investment and real-world deployment. On the technology front, advancements in AI and edge computing are enabling stronger autonomous perception, intelligent decision-making, and task execution. The convergence of multi-scenario deployment, high reusability, and strong intelligence, is increasingly driving the reliance of robots on high-precision sensing systems. This trend fuels the growing demand for sensors with robust spatial perception and localization capabilities, high stability, compact size, and low power consumption — creating favorable conditions for LiDAR penetration in this field.

INDUSTRY OVERVIEW

LiDAR is playing an increasingly critical role in robotic perception systems due to its ability to generate 3D point clouds, provide high-precision distance measurements, and operate reliably in all weather conditions. Unlike traditional sensors, LiDAR does not rely on ambient lighting and can function stably in complex environments with varying lighting and dense obstacles, both indoors and outdoors. As a core sensor in key modules such as simultaneous localization and mapping (the “SLAM”), dynamic obstacle avoidance, and path planning, LiDAR significantly enhances robots’ autonomous navigation and environmental adaptability.
In particular, LiDAR’s high-resolution point cloud data supports complete spatial modeling in challenging tasks, such as multi-layer spatial perception, operation in narrow environments, and human-robot collaboration, enabling more precise mobility and task execution. By emitting laser pulses and measuring the ToF of reflected signals, LiDAR allows robots to generate accurate 3D point clouds of their surroundings, identify obstacles in real time, and perform precise localization and path planning. These capabilities are essential for safe and efficient navigation, particularly in dynamic or unstructured environments like warehouses, unrestricted roads, and outdoor construction sites. With continued advancements in miniaturization and low power consumption, LiDAR is becoming increasingly compatible with robotic platforms. In the future, it is expected to achieve large-scale deployment across a wide range of robot types, emerging as a major new growth engine for the LiDAR industry following its ADAS applications.
Market Size of the Global LiDAR Application in Robotics Market
Revenues of LiDAR for the Robotics market increased from US$0.2 billion in 2020 to US$0.6 billion in 2024, at a CAGR of 29.4%, and are expected to reach US$5.1 billion in 2029, representing a CAGR of 56.3%.
Market Size of Global LiDAR Application in Robotics Market
by Sales Value, 2020 – 2029E (US$(1) in billions)

Notes:
(1)
The translation of U.S. dollars into Renminbi was made at the exchange rate of US$1.00 to RMB7.2993, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024.

(2)
ROW: rest of the world.

Source: The CIC Report.

INDUSTRY OVERVIEW

Key Drivers and Trends for LiDAR Applications in the Robotics Market
The LiDAR applications in the Robotics market is experiencing significant growth and transformation, primarily influenced by the following key factors and trends:
•
Thriving Robotics industry expands LiDAR adoption opportunities:   The global Robotics industry is rapidly growing, driven by advancements in automation, artificial intelligence, and edge computing. Robots are being deployed across various scenarios, including warehousing and logistics, industrial manufacturing, and smart agriculture. This increasing demand for precise, real-time environmental awareness is creating new opportunities for LiDAR integration, as robots operating in dynamic, unstructured environments rely on high-resolution spatial perception to perform tasks safely and efficiently. As adoption scales, LiDAR is becoming a key enabler of intelligent autonomy across diverse robotic applications.

•
Robotic intelligence requires 3D spatial data to understand the physical world:   As robotic applications expand into complex and dynamic unstructured environments, the need for 3D spatial perception continues to grow. Unlike imagery and simple distance measurements offered by 2D, 3D structured data provides a comprehensive understanding of depth, volume, contours, and spatial layout — essential for environmental spatial perception, object recognition, and interactive control. LiDAR, through active laser ranging, generates high-density, high-precision 3D point clouds that help robots understand the geometric structure and real-time dynamic changes of their surrounding environment. In applications such as dynamic obstacle avoidance, multi-target tracking, and human-robot collaboration, 3D perception directly impacts task performance efficiency and operational safety. As robotic intelligence advances, 3D spatial data is becoming an essential link in the “perception — cognition — decision” loop, driving the depth and breadth of LiDAR adoption.

•
LiDAR becomes a core perception sensor for robot localization, navigation, and obstacle avoidance:   In real-world applications, robots must navigate in complex and dynamic environments efficiently and autonomously, requiring highly accurate localization, navigation, and obstacle avoidance capabilities. LiDAR has become a core sensor for these functions due to its millimeter-level ranging accuracy, wide field of view, and ability to operate independent under ambient lighting conditions. In SLAM systems, LiDAR provides stable, real-time data for 3D spatial perception and precise localization. In path planning and dynamic obstacle avoidance, it accurately detects obstacle positions and contours in all directions, enabling safe and efficient motion control. Compared with vision-only approaches, LiDAR offers greater robustness and adaptability, particularly in crowded, narrow, or poorly lit environments, gradually evolved from a supplementary sensor into a foundational module in robotic perception.

•
Maturing technology and rising application demands drive growth in LiDAR adoption and value:   LiDAR technology is becoming increasingly mature, with improvements in lasers, receivers, scanning mechanisms, and point cloud processors. These improvements make LiDAR more suitable for robotic integration. Simultaneously, advancements in robotic hardware and system integration are accelerating demand for high-performance sensors. On the one hand, LiDAR installation rates continue to rise, with widespread deployment in use cases like Robotaxi, lawn mowing robots, delivery robots, autonomous mobile robots, and humanoid robots. In addition, as robotic tasks become more complex, the needs for precision and dynamic recognition are also increasing, driving a trend toward multi-LiDAR setups per robot and significantly boosting per-unit sensor value. Looking ahead, the adoption of multiple-LiDAR configurations will further boost demand, positioning LiDAR as a key growth driver in the market.

•
Policy support and commercial deployment provide external momentum for LiDAR in Robotics:   Globally, governments are prioritizing Robotics and intelligent sensing into national strategic agendas, introducing a range of supportive policies to advanced-technology-related industries. In China, initiatives such as the “Robot+ Application Action Plan” (《 “機器人+”應用行動實施方案》) and the “2024 Annual Application Guidelines for the “Intelligent Sensors” Key R&D Program” (《“智能傳感器”重點專項2024年度項目申報指南》) offer policy guidance and funding support for the Robotics market. Western countries are also promoting high-end manufacturing and autonomous

INDUSTRY OVERVIEW

navigation systems through research grants and tax incentives. Meanwhile, commercial deployment of Robotaxi and Robotruck are providing real-world operating scenarios for high-level autonomous robots, reinforcing demand for high-performance LiDAR. In complex environments like logistics and urban mobility, LiDAR’s precision sensing and redundancy capabilities make it a standard-fit sensor in commercial solutions. This dual momentum — policy support and real-world deployment — is accelerating large-scale LiDAR adoption in Robotics, pushing the market from the “validation phase” into the “growth phase.”
Competitive Landscape of the Global LiDAR Applications in the Robotics Market
According to the CIC Report, Hesai ranked No. 1 in terms of revenue in the global LiDAR applications in the Robotics market in 2024.
Ranking of Major LiDAR Suppliers in the Robotics Market
by Revenue in 2024(1)
Ranking	Company	Revenue (US Billion)	Market Share (%)
1	The Company	0.09	16.2%
2	Company E	~0.09	15.6%
3	Company B	0.03	4.8%

Source: Annual Report, The CIC Report.
Notes:
(1)
Excluding low-end LiDARs with fewer than 16 channels.

(2)
Company E is a LiDAR company established in 2015 and headquartered in the United States that develops digital 3D LiDAR sensors for use in autonomous vehicles, industrial automation, and robotics. Company E is listed on the Nasdaq.

Price Trend of Semiconductor Chips
Automotive MCUs are a key raw material in LiDAR. The chart below illustrates the historical price trend of global automotive MCUs from Q1 2022 to Q4 2024. The prices of chips used as raw materials in LiDAR have remained stable and are expected to stay steady in the foreseeable future.
Automotive MCUs are selected as a representative indicator of semiconductor cost trends in LiDAR systems primarily due to their central functional role and substantial cost contribution. In a typical LiDAR hardware setup, multiple types of chips — such as MCUs, FPGAs, and PMICs — are used. Among them, automotive MCUs serve as the control center, managing signal processing, system coordination, and interface logic. Moreover, since LiDAR is deployed in automotive-grade environments, these MCUs must meet strict reliability and safety standards, making them more costly and impactful on the overall system cost. Therefore, tracking automotive MCU prices provides a meaningful gauge of raw material cost dynamics in LiDAR production.

INDUSTRY OVERVIEW

Global Average Selling Price of Automotive MCUs (by Quarter)

Source: WSTS, The CIC Report.
SOURCE OF INFORMATION
We engaged CIC, an independent market research and consulting company that provides industry consulting services, commercial due diligence, and strategic consulting, to conduct detailed research on and analysis of the global LiDAR industry. We have agreed to pay a fee of HK$550,000 to CIC in connection with the preparation of the CIC Report. We have incorporated certain information from the CIC Report into this section, as well as into “Summary,” “Business,” “Financial Information,” and elsewhere in the Listing Application to provide [REDACTED] with a comprehensive presentation of the industries where we operate.
During the preparation of the CIC Report, CIC conducted both primary and secondary research, and gathered knowledge, statistics, information, and insights on industry trends within the target research markets. The primary research involved interviews with key industry experts and leading industry participants. The secondary research consisted of analyzing data from various publicly available sources, such as the National Bureau of Statistics.
The CIC Report was compiled based on the following assumptions: (i) the overall social, economic, and political environment in China is expected to remain stable during the forecast period; (ii) related key industry drivers are likely to propel continued growth in the global LiDAR industry throughout the forecast period, including favorable policies and wider acceptance of different levels of autonomous driving features in vehicle; and (iii) there will be no extreme force majeure or unforeseen industry regulations in which the market may be affected in either a dramatic or fundamental way during the forecast period.

REGULATIONS

The following section sets forth updated information concerning certain regulations to which we are subject subsequent to the filing of our 2024 Form 20-F.
RECENT GOVERNMENTAL POLICIES ON SUPPORTING AND PROMOTING SMART LIDAR SENSOR SYSTEM DEVELOPMENT IN CHINA
On February 10, 2020, the NDRC and other ten PRC governmental authorities jointly promulgated the Smart Car Innovation Development Strategy (《智能汽車創新發展戰略》), which provides that the PRC government shall promote the development and industrialization of automotive high-precision sensors, automotive-grade chips, smart operating systems, automotive smart terminals, and smart computing platforms, and build an industry cluster for smart automotive key parts.
On October 20, 2020, the General Office of the State Council released the Notice of the General Office of the State Council on Printing and Distributing the Development Plan for New Energy Automobile Industry (2021 – 2035) (《國務院辦公廳關於印發<新能源汽車產業發展規劃(2021 – 2035年)>的通知》), which encourages the enterprises to implement innovation projects for intelligent connected technologies. The PRC government should, by taking new energy automobiles as the carrier for the pioneering application of intelligent connected technologies, support enterprises in the cross-border collaboration, research and development in key technologies such as complex environment fusion perception, intelligent connected decision-making and control, and information physical system architecture design, to make breakthroughs in core technologies and products such as in-vehicle intelligent computing platforms, high-precision maps and positioning, wireless communication of vehicle to everything (V2X), and drive-by-wire execution systems.
On July 18, 2023, the MIIT and the National Standardization Administration (中華人民共和國國家標準化管理委員會) jointly issued the Guidelines for the Construction of the National Connected Vehicle Industry Standard System (Intelligent Connected Vehicles) (2023 Version) (《國家車聯網產業標準體系建設指南(智能網聯汽車)(2023版)》), which mainly focus on the general specifications, core technologies and key product applications of intelligent connected vehicles, aiming to build a standard system for intelligent connected vehicles, including the basis, technologies, products, test standards, etc.
On November 17, 2023, the MIIT, the MPS, the MOHURD and the Ministry of Transport jointly issued the Notice of Carrying Out the Pilot Program for the Market Access and Road Traffic of Intelligent Connected Vehicles (《關於開展智能網聯汽車準入和上路通行試點工作的通知》), which proposes that, based on the previous road test and demonstration application of intelligent connected vehicles, the PRC government will select intelligent connected vehicles equipped with automatic driving functions that have the conditions for mass production, and will launch a pilot scheme, where the chosen intelligent connected vehicles would be allowed to carry out road access pilots in a limited area.
The Catalogue for Guiding Industry Restructuring (2024 Version) (《產業結構調整指導目錄(2024年本)》), which was promulgated by the NDRC on December 27, 2023 and became effective on February 1, 2024, encourages the development of key components and technologies of intelligent vehicles such as high-precision sensors for autonomous driving, in-vehicle high-computing-power AI chips, visual recognition and display system and high-precision positioning devices, etc.
REGULATIONS RELATING TO THE CONTROL OF RADIO TRANSMISSION EQUIPMENT
The Radio Administration Regulation of the PRC (《中華人民共和國無線電管理條例》) was released by the State Council and the Central Military Commission (中華人民共和國中央軍事委員會) on September 11, 1993, and became effective on the same day, which was subsequently amended and released on November 11, 2016, and came into force on December 1, 2016. Pursuant to the Radio Administration Regulation of the PRC, radio transmission equipment produced or imported for the purpose of sale or use in PRC shall apply to the radio regulatory authority for the model approval, except for micro power short-distance radio transmission equipment. The catalogue of approved models of radio transmission equipment was published by the radio regulatory authority of the state.

REGULATIONS

On October 7, 1997, in order to further strengthen the administration of manufacture of radio transmission equipment, the former State Radio Management Committee (中華人民共和國國家無線電管理委員會, the duty of which is now performed by MIIT) and the State Bureau of Technical Supervision (中華人民共和國國家質量技術監督局, the predecessor of General Administration of Quality Supervision, Inspection and Quarantine of the PRC (中華人民共和國國家質量監督檢驗檢疫總局) jointly issued the Regulations for the Administration of the Production of Radio Transmission Equipment (《關於生產無線電發射設備的管理規定》), which came into force on January 1, 1999. Any manufacture (including pilot production) of radio transmission equipment in mainland China is subject to these regulations. Such regulations specifically require that the model of transmission feature shall be approved by the State Radio Management Committee Office and the Type Approval Certificate for Radio Transmission Equipment (無線電發射設備型號核准證) and the Model Approval Code (型號核准代碼) shall be obtained for the production of radio transmission equipment in mainland China, in addition, the Model Approval Code shall be marked on the exterior of radio transmission equipment. The above requirements shall be exempted if either of the following two conditions are satisfied, namely, (i) the equipment has passed the model approval according to the Management Regulations of Import of Radio Transmission Equipment (《進口無線電發射設備的管理規定》) and obtained “Type Approval Certificate for Radio Transmission Equipment;” or (ii) the production of radio transmission equipment is for the sole purpose of exporting, and will not be sold and/or used in the domestic market (except otherwise provided by agreements signed with relevant countries). On December 22, 2022, the MIIT promulgated the Provisions on the Administration of Radio Transmission Equipment (《無線電發射設備管理規定》), which came into effect on July 1, 2023. According to the Provisions on the Administration of Radio Transmission Equipment, the production and import of radio transmission equipment for sale and use in China shall comply with laws and regulations on product quality, national standards, and the state’s relevant provisions on radio regulation. For production or importation of radio transmission equipment, except for micro-power short- distance radio transmission equipment, to be sold and used in China, an application shall be made to the radio regulatory authority of the state for model approval of radio transmission equipment. The catalogue for the approved model of radio transmission equipment shall be published by the radio regulatory authority of the state.
On December 26, 2018, the MIIT promulgated the Interim Measures for the Implementation of Record Filing for the Sale of Radio Transmission Equipment (《無線電發射設備銷售備案實施辦法(暫行)》), which became effective on March 1, 2019. According to the Measures, sales of radio transmission equipment shall be filed for the record with the provincial radio regulatory authority in the place where the seller is registered through the information platform within 10 working days from the date of commencement of sales. The seller shall be responsible for the authenticity of the filed information, and accept the supervision and administration implemented by the relevant authorities in accordance with the relevant law. The filing information shall include the information of the business entity and equipment to be sold. The business entity information shall include name of the business entity, unified social credit code, contact person and contact information, address of physical business premises or name and website of the online sales platform, and relevant certificates. The information of the equipment to be sold shall include the equipment model, name of the manufacturer, equipment model, and model approval code. We have obtained the Type Approval Certificate for Radio Transmission Equipment and the Sales Filing Record for Radio Transmission Equipment for all applicable products as required by applicable PRC laws and regulations.
According to the Measures for the Supervision and Inspection of Radio Transmission Equipment (《無線電發射設備監督檢查辦法》) issued by the MIIT on May 20, 2024 and became effective from September 1, 2024, the supervision and inspection of radio transmission equipment are divided into routine inspections and special inspections. Inspections of the research and development, production, import, sales, and maintenance of radio transmission equipment that are included in the annual inspection plan fall under routine inspections. Based on relevant work task deployments and requirements, inspections targeting specific objects, matters, or fields are categorized as special inspections.
REGULATIONS RELATING TO CYBERSECURITY, INFORMATION SECURITY, PRIVACY AND DATA PROTECTION
On May 28, 2020, the NPC promulgated the Civil Code, which came into effect on January 1, 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any

REGULATIONS

organization or individual that needs to obtain personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase, sell, provide or make public personal information of others.
On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC (《中華人民共和國個人信息保護法》), or the Personal Information Protection Law, which became effective on November 1, 2021. Pursuant to the Personal Information Protection Law, personal information shall be processed (including the collection, storage, use, processing, transmission, provision, disclosure and deletion of personal information) following the principles of lawfulness, legitimacy, necessity and good faith, and shall not be processed through misleading, fraudulent, coercive and other means. The Personal Information Protection Law requires, among others, that the processing of personal information should have appropriate legal basis, a clear and reasonable purpose and should be limited to the minimum scope necessary to achieve the processing purpose, adopt a method that has the least impact on personal rights and interests, and shall not process personal information that is not related to the processing purpose. The individual shall be sufficiently informed of the data processing activities before the data collection. Personal information processors shall be responsible for their personal information processing activities and take necessary measures to ensure the security of the personal information processed.
The Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information (《最高人民法院、最高人民檢察院關於辦理侵犯公民個人信息刑事案件適用法律若干問題的解釋》), or the Interpretations, was promulgated on May 8, 2017 and became effective on June 1, 2017. The Interpretations clarify several concepts regarding the crime of “infringement of citizens’ personal information” stipulated by Article 253A of the Criminal Law of the PRC (《中華人民共和國刑法》), including “citizens’ personal information,” “violation of relevant national provisions,” “provision of citizens’ personal information” and “illegally obtaining any citizen’s personal information by other methods.” In addition, the Interpretations specify the standards for determining “serious circumstances” and “extraordinary serious circumstances” of this crime.
The Administrative Measures for the Hierarchical Protection of Information Security (《信息安全等級保護管理辦法》) which was promulgated by the Ministry of Public Security (中華人民共和國公安部) or the MPS, National Administration of State Secrecy Protection (國家保密局) and State Cryptography Administration Office (國家密碼管理局) and the State Council Informatized Office (國務院信息化工作辦公室) on June 22, 2007, and came into effect on the same day, requires the entities that operate and use information systems in China to fulfill the obligation of the hierarchical protection of information security. The operator or user of information systems at Grade II or above shall, within thirty days since the date when its security protection grade is determined, complete the record filing procedures at the local public security authority at the level of city or above.
On July 1, 2015, the SCNPC issued the National Security Law (《中華人民共和國國家安全法》), which became effective on the same day. The National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, specific items and key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of the PRC.
On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the PRC (《中華人民共和國網絡安全法》), or the Cybersecurity Law, which became effective on June 1, 2017. The Cybersecurity Law provides that network operators shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. Network operators shall not collect personal information irrelevant to the services they provide or collect or use personal information in violation of the provisions of laws or agreements concluded with users. Network operators shall strengthen management of information published by users,

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and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies. In addition, the Cybersecurity Law requires CIIOs shall store within the PRC the personal information and important data collected and produced during their operations in the PRC, and their purchase of network products and services that may affect national security shall be subject to national cybersecurity review. On September 12, 2022, the CAC proposed a series of draft amendments to the PRC Cyber Security Law, imposing more stringent legal liabilities for certain violations. Such draft amendments were released for soliciting public comments until September 29, 2022 and their final form, interpretation and implementation remain uncertain. On March 28, 2025, the CAC has released the Amendment to the Cybersecurity Law of the People’s Republic of China (Second Draft for Public Consultation) (《中華人民共和國網絡安全法(修正草案再次徵求意見稿)》) for public comment. This draft amendment aims to enhance the coherence of legislation, and to make necessary adjustments regarding the types, scope, and severity of administrative penalties.
On July 22, 2020, the MPS released the Guiding Opinions on Implementing the Multi-level Cyber Security Protection System and Critical Information Infrastructure Security Protection System (《貫徹落實網絡安全等級保護制度和關鍵信息基礎設施安全保護制度的指導意見》) to further improve the national cyber security prevention and control system. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Cybersecurity Review Measures (《網絡安全審查辦法》), which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, CIIOs that purchase network products and services, and network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review under the Cybersecurity Review Measures. In addition, network platform operators with personal information of over one million users shall be subject to cybersecurity review before listing abroad (國外上市). The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. The Cybersecurity Review Measures set out certain general factors which would be the focus on assessing the national security risk during a cybersecurity review. However, the scope of network product or service or data processing activities that will or may affect national security is still unclear. According to the verbal consultation conducted on April 23, 2025 with the CCRC, the Company was advised that the Company is not required to file an application for cybersecurity review under Article 7 of the Cybersecurity Review Measures with respect to its listing in Hong Kong.
On September 24, 2024, the CAC published the Cyber Data Security Regulations (《網絡數據安全管理條例》), which came into effect on January 1, 2025, the Cyber Data Security Regulations requires that if the network data processing activities have or may have an impact on national security, such activities should be subject to national security review in accordance with relevant laws and regulations. However, the Cyber Data Security Regulations do not provide any guidance for assessing the impact on national security in the context of network data processing. The Cyber Data Security Regulations also restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Any failure to comply with such requirements may subject the data processors to, among others, suspension of services, fines, revocation of relevant business permits or business licenses and penalties.
On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructures (《關鍵信息基礎設施安全保護條例》), which took effect on September 1, 2021 and provide that “critical information infrastructures” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments (保護工作部門), shall be responsible for formulating eligibility criteria and determining the CIIOs in the respective industry or field. The operators shall be informed about the final determination as to whether they

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are categorized as CIIOs. The regulations further require CIIOs, among others, (i) to report to the competent Protection Departments in a timely manner when the identification result may be affected due to material changes in the critical information infrastructures; (ii) to plan, construct or put into use the security protection measures and the critical information infrastructures simultaneously; and (iii) to report to the competent Protection Departments in a timely manner in the event of merger division or dissolution, and deal with critical information infrastructures as required by the competent Protection Departments. Operators in violation of the regulations may be ordered to rectify, subject to warnings, fines and other administrative penalties or even criminal liabilities, and the directly responsible personnel in charge may also be imposed on fines or other liabilities.
On June 10, 2021, the SCNPC promulgated the PRC Data Security Law (《中華人民共和國數據安全法》), which became effective on September 1, 2021. The PRC Data Security Law provides for data security obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. Appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities and the national core data is subject to stricter management. In addition, the PRC Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information.
On August 16, 2021, the CAC, together with the Ministry of Transport, the NDRC, the MIIT, and the MPS, promulgated Several Provisions on Regulation of Automobile Data Security (for Trial Implementation) (《汽車數據安全管理若干規定(試行)》), or the Automobile Data Security Provisions, to regulate the processing of automobile data, which became effective on October 1, 2021. Automobile data processors, which is broadly defined as organizations engaging in activities related to the processing of automotive data, including automobile manufacturers, component and software providers, dealers, maintenance providers, etc., are required to process personal information and important data in accordance with applicable laws during the design, manufacture, sales, operation, maintenance and management of automobiles. According to the Automobile Data Security Provisions, any automotive data processor that process important data is required to submit a risk assessment report to the provincial cyberspace administration and other competent authorities, and to submit annual report with regards to data security management to the provincial cyberspace administration and other competent authorities. When important data needs to be transferred out of China for business purposes, a security assessment organized by the CAC with the relevant departments of the State Council is required, and an automotive data processor shall not transfer any important data overseas to the extent that such transfer is beyond the purpose, scope and method, type and scale of the data, and any other conditions submitted to the CAC for security assessment.
On December 8, 2022, the MIIT released the Administrative Measures for Data Security in the Field of Industry and Information Technology (Trial) (《工業和信息化領域數據安全管理辦法(試行)》), or the MIIT Data Security Measures, which came into effect on January 1, 2023. The MIIT Data Security Measures stipulate that industrial and telecoms data processors shall implement hierarchical management of industrial and telecoms data, which are classified into three levels according to the relevant regulations: general data, important data and core data. The MIIT Data Security Measures also stipulate certain obligations of industrial and telecoms data processors in relation to the data lifecycle security management covering data collection, data storage, data usage, data transmission, data provision, data disclosure, data destruction, etc., as well as data security monitoring and emergency management, data security testing, certification and assessment management, etc.
On July 7, 2022, the CAC promulgated the Outbound Data Transfer Security Assessment Measure (《數據出境安全評估辦法》), or the Security Assessment Measures, which took effect on September 1, 2022. Pursuant to the Security Assessment Measures, a data processor shall apply to competent authorities for

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security assessment prior to transferring any data abroad if the transfer involves (i) important data; (ii) personal information transferred overseas by a CIIO and a data processor that has processed personal information of more than one million individuals; (iii) personal information transferred overseas by a data processor who has already provided personal information of 100,000 persons or sensitive personal information of 10,000 persons overseas since January 1 of the previous year; or (iv) other circumstances as requested by the CAC. Furthermore, on August 31, 2022, the CAC promulgated the Guidelines for Filing the Outbound Data Transfer Security Assessment (Version 1) (《數據出境安全評估申報指南(第一版)》), which provides that acts of outbound data transfer include (i) overseas transmission and storage by data processors of data generated during PRC domestic operations; (ii) the access to, use, download or export of the data collected and generated by data processors and stored in the PRC by overseas institutions, organizations or individuals; and (iii) other acts as specified by the CAC. On March 22, 2024 and June 27, 2025, the CAC promulgated the second and third version of the Guidelines for Filing the Outbound Data Transfer Security Assessment respectively, which provide more clarity on how to apply for the security assessment and extend the effective term of the security assessment.
In addition, on February 22, 2023, the Provisions on the Standard Agreement on Cross-border Transfer of Personal Information (《個人信息出境標準合同辦法》), or the Provisions on Standard Agreement were promulgated by the CAC, which took effect on June 1, 2023. The Provisions on Standard Agreement attach the standard template for cross-border data transfer agreement that could be used as an available option to satisfy the condition for cross-border transfer of personal information under Article 38 of the Personal Information Protection Law. On February 22, 2023, the CAC promulgated the Guidelines for Standard Contract Filing for Outbound Transfer of Personal Information (Version 1) (《個人信息出境標準合同備案指南(第一版)》). On March 22, 2024, the CAC issued the second version of Guidelines for Standard Contract Filing for Outbound Transfer of Personal Information, which clarifies the revised threshold for contract filing and simplifies the report template for personal information protection impact assessment.
On December 8, 2023, the CAC issued the Administrative Measures for Cybersecurity Incident Reporting (Draft for Comment) (《網絡安全事件報告管理辦法(徵求意見稿)》), or the Draft Measures for Incident Reporting, and attached the Classification Guide for Cybersecurity Incidents (《網絡安全事件分級指南》), or the Classification Guide, and the Information Report Form for Cybersecurity Incidents (《網絡安全事件信息報告表》) for public comments. Pursuant to the Draft Measures for Incident Reporting, network operators who build, operate networks or provide services through networks in the PRC shall report incidents that endanger network security in accordance with the Draft Measures for Incident Reporting. Cybersecurity incidents refer to incidents that cause harm to the network and information systems or data therein and have an adverse impact on society caused by human factors, software or hardware defects or failures, natural disasters, etc. The Draft Measures for Incident Reporting classify cybersecurity incidents into four levels: general, serious, material or extremely material. Cybersecurity incidents of serious level or above must be reported to the regulators using the Information Report Form for Cybersecurity Incidents. If an operator fails to report a cybersecurity incident according to the Draft Measures for Incident Reporting, the cyberspace administration will impose penalties according to the relevant laws and administrative regulations. If material harmful consequences are caused due to the operator’s delay in reporting, omission, false reporting, or concealment of cybersecurity incidents, the operator and the relevant liable persons will be subject to heavier punishments in accordance with applicable law. As of the Latest Practicable Date, this draft has not been formally adopted. Uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation thereof.
On May 10, 2024, the MIIT issued the Implementing Rules for the Risk Assessment of Data Security in the Field of Industry and Information Technology (Trial Implementation) (《工業和信息化領域數據安全風險評估實施細則(試行)》), which took effect on June 1, 2024. Such implementing rules apply to data security risk assessment activities conducted by important data or core data processors in the field of industry and information technology in China. General data processors may also refer to these rules to conduct data security risk assessment. The implementing rules establish data security risk assessment mechanisms at both ministerial and provincial levels, refine assessment obligations of processors of important data and core data, and clarify the mechanism and procedures for competent industrial authorities to supervise and administer such assessment activities.

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On March 22, 2024, the CAC issued the Provisions on Promoting and Standardizing Cross-Border Data Flows (《促進和規範數據跨境流動規定》), which set forth the circumstances exempted from performing the security assessment or filing procedures for cross-border data transfer and further clarify the thresholds and scenarios for data processors to go through these procedures as stipulated under the aforementioned measures.
On February 12, 2025, the CAC issued the Administrative Measures for Personal Information Protection Compliance Audit (《個人信息保護合規審計管理辦法》), or the Personal Information Auditing Measures, which came into force on May 1, 2025. The Personal Information Auditing Measures stipulates the categories of audit initiated by the company or required by authorities, frequency, scope, procedures and methods for audit, with an annex of the key items to be covered in the audit.
U.S. LAWS AND REGULATIONS
Regulations on Outbound Investments
On August 9, 2023, the U.S. government issued an executive order and the U.S. Department of the Treasury published an advanced notice of proposed rule-making providing a conceptual framework for outbound investment controls focused on China, including Hong Kong and Macau. On June 21, 2024, Treasury issued a proposed rule for the Outbound Investment Program. On October 28, 2024, Treasury issued a Final Rule setting forth the Outbound Investment Program regulations that implement the executive order of August 9, 2023.
The Final Rule took effect on January 2, 2025. The Final Rule targets investments by U.S. persons that involve persons and entities associated with “countries of concern,” currently China, including the SARs of Hong Kong and Macau. The Outbound Investment Program imposes investment prohibitions and notification requirements on U.S. persons (which are broadly defined under the Final Rule, including, among others, U.S.-incorporated entities, U.S. citizens and permanent residents wherever located, branches of U.S. entities outside the United States, and any person in the United States) participating in a range of transactions relating to three technology sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems.
Under the Outbound Investment Program, these investment prohibitions and notification requirements apply to certain U.S. person transactions involving “Covered Foreign Persons,” which include, but are not limited to, (i) companies that are engaged in one of these three technology sectors and that are headquartered, incorporated in, or have their principal place of business in a “country of concern,” (ii) companies that are engaged in one of these three technology sectors and that are directly or indirectly owned by the government of a “country of concern” or by certain individuals or entities associated with a “country of concern,” and (iii) companies with significant financial ties to companies described in (i) or (ii). Under the Outbound Investment Program, transactions by U.S. persons that are subject to the Outbound Investment Program are referred to as “covered transactions,” such as transactions involving “Covered Foreign Persons,” including certain acquisitions of equity interests and contingent equity interests, debt financing, joint ventures, and investments as a limited partner in a pooled investment fund. The Outbound Investment Program requires U.S. person-entities that are the parents of non-U.S. entities to “take all reasonable steps to prohibit and prevent any transaction by” their non-U.S. entities that would be a prohibited transaction if engaged in by a U.S. person. The Outbound Investment Program’s notification requirements also apply to U.S. person-entities that are the parents of non-U.S. entities that enter into transactions that would be notifiable transactions if entered into by a U.S. person.
The Outbound Investment Program prohibits U.S. persons from knowingly directing a non-U.S. person to enter into a transaction that would be prohibited if entered into by a U.S. person. The Outbound Investment Program includes some exceptions, which, if applicable, exclude from the Outbound Investment Program’s investment prohibitions and notification requirements transactions that would otherwise be either prohibited transactions or notifiable transactions if engaged in by a U.S. person. These exceptions include one applicable to certain U.S. person investments in publicly traded securities that are traded on a national stock exchange

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(such as our currently outstanding ADSs that already are traded on the Nasdaq and the trading of our Shares on the Exchange after the completion of the [REDACTED]). The Outbound Investment Program is aimed, in part, at exerting greater U.S. government oversight over certain U.S. direct and indirect investments involving China in the identified technology sectors, and it may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers, including us.
Failing to comply with the Outbound Investment Program notification requirements or failing to provide accurate and complete information in the filing under the Outbound Investment Program may subject the relevant U.S. persons to civil penalties including fines of up to the greater of two times the transaction value or US$377,700 (as such amount may be adjusted for inflation), and — for willful violations — criminal penalties of fines of up to US$1 million and imprisonment of up to 20 years.
Regulations on Tariffs
The U.S. tariff import regulation system is governed by a comprehensive legal framework. All goods imported into the U.S. are classified for tariff purposes under the Harmonized Tariff Schedule of the United States (“HTSUS”). The HTSUS is maintained by the United States International Trade Commission (“USITC”) and is regularly updated to reflect changes in international trade and tariff policy. Every product imported into the U.S. must be classified under a specific HTSUS heading and subheading.
The U.S. primarily applies ad valorem (based on the value of the goods) systems to determine tariff rates to be applied on imported goods. The value of imported goods is determined according to the customs valuation rules, which primarily use the transaction value (the price actually paid or payable for the goods) as the basis for duty assessment.
The U.S. government has implemented a series of executive actions in 2025 that significantly escalated trade restrictions on Chinese-origin goods, including LiDAR products. On February 1, 2025, a broad 10% tariff was imposed on all imports from China, effective on February 4, 2025, pursuant to an Executive Order titled “Imposing Duties to Address the Synthetic Opioid Supply Chain in the People’s Republic of China”. On March 3, 2025, the so-called fentanyl-related tariff was further raised to 20%. This was followed by Executive Order 14257 on April 2, 2025, which introduced minimum tariff rates of 10% applicable to imports from all countries and established a country-specific tariff regime of additional tariffs targeting nations with substantial trade imbalances, including China. Within days, the country-specific tariffs on many Chinese products, were increased to 84% and then to 125% which, in combination with the 20% so-called fentanyl tariffs, brought the tariff rate on most imports from China to 145%. On May 12, 2025, the United States and China announced a 90-day tariff rollback agreement following bilateral negotiations in Geneva, which rolled back the country-specific tariff to a baseline of 10% for 90 days. This temporarily reduced the combined tariff burden on LiDAR products. On August 11, 2025, amidst continued negotiations, the two sides announced an additional 90-day extension until November 10, 2025.
On March 26, 2025, according to Presidential Proclamation titled “Adjusting Imports of Automobiles and Automobile Parts into the United States” pursuant to Section 232 of the Trade Expansion Act of 1962, automobile parts classified by the U.S. Customs and Border Protection became subject to a 25% tariff. Under Executive Order 14289 titled “Addressing Certain Tariffs on Imported Articles” issued on April 29, 2025, the White House clarified that this 25% Section 232 tariff should not be cumulative (or “stack”) with the country-specific tariffs discussed above.
As advised by our tariff consultant, as of the Latest Practicable Date, our LiDAR products were subject to a 70% tariff, including (i) a 20% fentanyl-related tariff; (ii) a 25% Section 301 tariff under the Trade Act of 1974; and (iii) a 25% Section 232 tariff (not be stacked with the reciprocal tariffs).
Regulations on Export Control
The Export Control Reform Act of 2018 (“ECRA”) authorizes the U.S. President to implement “dual-use” export controls. Pursuant to this statutory authority, the U.S. Department of Commerce, Bureau

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of Industry and Security (the “BIS”) administers the Export Administration Regulations (the “EAR”), codified at 15 C.F.R. § 730 et seq. In general, the BIS controls the export, reexport, and transfer (in-country) of commodities, software and technology (collectively, “Items”) subject to the EAR. Items subject to the EAR include the following:
(i)
All items in the United States, including in a U.S. Foreign Trade Zone or moving in transit through the United States from one foreign country to another;

(ii)
All U.S. origin items wherever located;

(iii)
Non-U.S.-made commodities that incorporate controlled U.S.-origin commodities, non-U.S.-made commodities that are ‘bundled’ with controlled U.S.-origin software, non-U.S.-made software that is commingled with controlled U.S.-origin software, and non-U.S.-made technology that is commingled with controlled U.S.-origin technology which exceeds a certain threshold (De Minimis Rule); and

(iv)
Certain non-U.S.-produced “direct products” of specified “technology” and “software”; and certain non-U.S.-produced products of a complete plant or any major component of a plant that is a “direct product” of specified “technology” or “software” (Foreign Direct Product Rule, “FDP rule”).

For items subject to the EAR under different circumstances, the scope of control corresponding to the end-user, end-use, destination, etc., may be different and need to be judged on a case-by-case basis. And if certain transactions or actions are controlled under the EAR, a license or license exception will be necessary.
Additionally, BIS maintains lists of persons that are subject to enhanced export control restrictions. One such list, the Entity List, includes a list of foreign persons on which certain trade restrictions are imposed, including business, research institutions, government and private organizations, individuals and other types of legal persons. The Entity List imposes licensing requirements on the export or reexport of certain products, software, and technology that are subject to the jurisdiction of the EAR, thus limiting access to parties on the Entity List to items subject to the EAR. The United States in recent years has placed an increasing number of entities, including a number of entities in China, on the Entity List and other restricted or prohibited parties lists.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

The following section sets forth updated and supplemental information since the filing of our 2024 Form 20-F relating to selected aspects of our history and corporate structure.
OVERVIEW
Our Group was founded in October 2014 by our Co-Founders, Dr. Yifan Li, Dr. Kai Sun, and Mr. Shaoqing Xiang with the initial focus on high-performance laser sensors used in natural gas and other industries. In 2016, we shifted our primary business to the development, manufacturing and sales of LiDAR products. Since then, we have developed and produced a full range of LiDAR solutions and products for various applications in ADAS and Robotics.
The Company’s Co-Founders possess deep expertise in the fields of Robotics, photonics, and physics. They have successfully commercialized their expertise through building products and solutions that have received validations from customers with some of the highest requirements in the world. They are responsible for steering the technological development, long-term strategies and continued growth of the Company’s business.
BUSINESS MILESTONES
The following is a summary of our Group’s key business development milestones:
Year	Event
2014
•
Commenced operations through Hesai Photonics Technology Co., Ltd., now known as Hesai Technology Co., Ltd., with an initial focus on high-performance laser sensors used in natural gas and other industries

2015	• Received angel round funding
2016	• Completed Series A-1 and A-2 financing
• Shifted our primary business focus to the development, manufacturing and sales of LiDAR products
2017	• Established HESAI INC., our primary sales platform in the U.S.
• Established ASIC R&D institute • Completed Series A+ and Series B financing
2018	• Completed Series B+ financing
• Launched Pandar40P, the 40-channel long-range LiDAR product with interference rejection
2019	• Established Shanghai Hesai Trade Co., Ltd., our primary sales platform in the PRC
• Completed Series C-1, C-2 and C-3 financing
• Launched Pandar64, the 64-channel long-range LiDAR
2020	• Launched (i) QT64, the ultra-wide view LiDAR; (ii) Pandar128, the high-performance long-range LiDAR; and (iii) the mid-range XT sensor for use in Robotics
• Put forward the UL4700 proposal, which was incorporated into the American National Standard
2021	• Established an offshore holding company, Hesai Group, to facilitate offshore financing
• Completed Series D financing
• Launched AT128, the automotive-grade long-range LiDAR
• Received world’s first ISO 26262 Functional Safety Certificate for LiDAR (ASIL-B)
• Chaired the Drafting Committee of China’s National Standards for Automotive LiDAR

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

Year	Event
2022	• Launched (i) QT128, the 128-channel ultra-wide view LiDAR; and (ii) FT120, the automotive-grade fully solid-state LiDAR
• Commenced mass production of AT128, our automotive-grade long-range LiDAR
• Reached 100,000 cumulative LiDAR units delivery milestone and became the first LiDAR company globally to achieve 10,000 units shipment volume in a single month by September 2022
• Became the group leader for the ISO Automotive LiDAR Working Group which formulates international standards for automotive LiDAR
2023	• Completed its initial public offering and listing of ADSs on Nasdaq under the symbol “HSAI”
• Launched ET25, the automotive-grade ultra-thin long-range LiDAR
• Opened office in Europe’s “Car Capital” — Stuttgart, Germany
• Accumulatively served over 1,000 customers in the ADAS and Robotics markets and accumulatively recognized revenues from over 200,000 units of LiDAR shipped
2024	• Opened an office in Guangzhou

•
Launched (i) ATX, the new ultra-compact high-performance long-range LiDAR; (ii) OT128, the world’s only mechanical LiDAR that implemented an ASIC approach for both TX and RX systems; and (iii) AT512, the automotive-grade ultra-high resolution long-range LiDAR

• Secured an exclusive design win with a top European OEM, launching a multi-year program that will extend into the next decade across both ICE and EV platforms

•
By December 2024, became the first LiDAR company globally to achieve 100,000 units shipment in a single month, and the first LiDAR company globally to achieve 20,000 units shipment in a single month for Robotics applications

•
Became the first publicly-listed LiDAR company globally to achieve full-year non-GAAP net profit (non-GAAP measure, see “Financial Information — Non-GAAP Measures” of this document) in 2024, according to CIC

OUR MAJOR SUBSIDIARIES AND OPERATING ENTITIES
The principal business activities, date of establishment and date of commencement of business of each member of our Group that made a material contribution to our results of operation during the Track Record Period are shown below:
Name	Principal business activities	Date and jurisdiction of establishment
Hesai Hong Kong Limited	Investment holding	May 6, 2021, Hong Kong
Hesai Technology Co., Ltd.	Manufacturing and sales of LiDAR and R&D	October 22, 2014, PRC
Hertz Technology Co., Ltd.	Manufacturing of LiDAR	October 13, 2022, PRC
Shanghai Hesai Zhineng Keji Co., Ltd.	Business operation and R&D	November 8, 2023, PRC

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

LISTING ON NASDAQ
On February 9, 2023, we listed our ADSs on Nasdaq under the symbol “HSAI.” Our initial public offering on Nasdaq was completed on February 13, 2023. Pursuant to the initial public offering, our Company sold 10,000,000 ADSs representing 10,000,000 Class B Ordinary Shares at an offering price of US$19.00 per ADS. Additionally, the underwriters exercised their option to purchase an additional 125,118 ADSs representing 125,118 Class B Ordinary Shares.
We received approximately US$174.5 million in net proceeds from the issuance of new shares from the initial public offering and partial exercise of over-allotment option after deducting underwriting commissions and the other offering expenses payable by us. As of December 31, 2024, we had used the proceeds of RMB396.6 million from our initial public offering, including RMB139.2 million for investment in our manufacturing capabilities, RMB102.7 million for research and development, and RMB154.7 million for general corporate purposes. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form F-1.
Prior to our listing on Nasdaq, we submitted a listing application to the Shanghai Stock Exchange STAR Market in early 2021 (the “STAR Market Listing Application”) to explore the opportunity of establishing a capital market platform in the A-share market. We later voluntarily withdrew the STAR Market Listing Application in March 2021, after taking into account alternative financing options, market conditions and investor base in other markets. Shortly thereafter, in June 2021, we started Series D financing round, which included U.S. investors. In light of our evolving shareholder base, market conditions, market momentum and liquidity, we determined that a listing on a stock exchange in the U.S. would better serve the interests of all shareholders. Accordingly, we submitted the initial confidential filing with the SEC in July 2021. Our Directors confirm that, to their best knowledge, there are no other material matters relating to the STAR Market Listing Application attempt that would affect our suitability for the [REDACTED] on the Stock Exchange and are necessary to be disclosed in this exhibit for investors to form an informed assessment of our Company. Based on the due diligence conducted by the Joint Sponsors, nothing has come to the Joint Sponsors’ attention that would reasonably cause them to disagree with the Directors’ view that there are no other material matters relating to the STAR Market Listing Application attempt.
COMPLIANCE WITH THE RULES OF NASDAQ
Since the date of our listing on the Nasdaq and up to the Latest Practicable Date, our Directors confirm that we had no instances of non-compliance with the rules of Nasdaq in any material respects and to the best knowledge of our Directors having made all reasonable enquiries, there is no matter that should be brought to [REDACTED] attention in relation to our compliance record on Nasdaq.
REASONS FOR THE [REDACTED]
Our Board is of the view that the [REDACTED] and the [REDACTED] will present us with an opportunity to further expand our [REDACTED] base and to broaden and solidify our access to capital markets, as well as to provide us with additional funding channels and sources for us to further develop our business as disclosed in the sections headed “Business — Growth Strategies” and “Future Plans and Use of [REDACTED] — Use of [REDACTED]” in the Listing Application. As we believe that our [REDACTED] status after the [REDACTED] will provide adequate market access for the Company and sufficient liquidity for our Shareholders, as of the date of this document, we do not have plans to apply for listings on other stock exchanges.
MAJOR SHAREHOLDING CHANGES OF OUR COMPANY AND SHANGHAI HESAI
In October 2014, Shanghai Hesai Photonics Co., Ltd. (“Hesai Photonics”), a limited liability company incorporated under the laws of the PRC, was established by Dr. Yifan Li, Dr. Kai Sun and Mr. Shaoqing Xiang.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

On April 21, 2021, our Company was incorporated under the laws of the Cayman Islands to serve as the holding company of our Group. Upon incorporation on April 21, 2021, our Company had an authorized share capital of US$50,000 divided into 500,000,000 ordinary shares with a par value of US$0.0001 each.
The major shareholding changes of our Company and Shanghai Hesai since their respective inception were as set out below.
Hesai Photonics underwent several rounds of pre-IPO investments between March 2017 and July 2019, and received investments in the amount of (i) US$11.0 million in Series A+ financing, (ii) US$16.0 million in Series B financing, (iii) US$14.4 million in Series B+ financing, (iv) US$38.0 million in Series C-1 financing, (v) US$37.0 million in Series C-2 financing and (vi) US$32.6 million in Series C-3 financing.
In August 2020, Hesai Photonics was converted by its then shareholders into a joint stock company under PRC laws and changed its name to Hesai Technology Co., Ltd (“Shanghai Hesai”). The entirety of the then redeemable equity in Hesai Photonics was converted into ordinary shares of Shanghai Hesai in the same proportion as the percentage of equity interest they represented in Hesai Photonics. To effect this conversion, 51,485,191 ordinary shares of Shanghai Hesai were issued to its then existing equity interest holders at no consideration, all in the same proportions as the percentage of equity interest they respectively held in Hesai Photonics and on an as converted basis (the “2020 Reorganization”).
After the 2020 Reorganization, Shanghai Hesai (previously known as Hesai Photonics) underwent an additional round of pre-IPO investments in September 2020, resulting in the aggregate issuance of 2,407,024 ordinary shares in Shanghai Hesai during its Series C+ financing.
On May 6, 2021, our Company established Hesai Hong Kong Limited (“Hesai HK”) in Hong Kong, a wholly owned subsidiary, to be the intermediate holding company of our Group. In June 2021, Hesai HK acquired 100% of the ordinary shares of Shanghai Hesai from the Co-Founders and the then shareholders of Shanghai Hesai, after which Shanghai Hesai became an indirect wholly-owned subsidiary of our Company (the “2021 Reorganization”). Our Company adopted the WVR Structure in May 2021, under which ordinary shares of the Company were re-classified and re-designated into two classes: Class A Ordinary Shares, each carrying ten votes at a general meeting of the Company (except for resolutions with respect to a limited number of Reserved Matters); and Class B Ordinary Shares, each carrying one vote at a general meeting of the Company. Between May and June 2021, the Co-Founders subscribed for 30,033,379 Class A Ordinary Shares, and the existing investors subscribed for 62,834,548 Class B Ordinary Shares of our Company on an as-converted basis, at the same proportion of the equity interest they held in Shanghai Hesai.
After the 2021 Reorganization, our Company underwent an additional round of pre-IPO investments in May 2021, resulting in the issuance of convertible loans with an interest rate of 8% per annum of an aggregate principal amount of US$304 million, convertible into our Class B Ordinary Shares at US$16.5 per share, to our Series D investors. In June and September 2021, our Company issued 18,424,242 Class B Ordinary Shares to Series D investors upon their conversion of the convertible loans. In September 2021, the Company issued 4,242,424 Class B Ordinary Shares to a Series D investor at a per share value of US$16.5. As of September 30, 2021, all of the convertible loans were converted into 18,424,242 Class B Ordinary Shares.
During our pre-IPO investments prior to our listing on Nasdaq, we achieved post-money valuation of US$101.0 million for Series A+ round, US$147.3 million for Series B round, US$240.0 million for Series B+ round, US$488.0 million for Series C-1 round, US$525.0 million for Series C-2 round, US$557.6 million for Series C-3 round, US$1.0 billion for Series C+ round, and US$2.0 billion for Series D round. As of the Latest Practicable Date, we have utilized approximately 53.0% of the net proceeds from these investments for development of product and service, marketing, investment in manufacturing capacity, research and development and general corporate purposes.
Such investors included numerous sophisticated investors, leading technology companies and private equity funds, such as Bosch, Xiaomi, Onsemi, Meituan, Lightspeed, Hillhouse, CPE, and Qiming, among others. All of the aforementioned investors (including Bosch, Xiaomi and Lightspeed, the three sophisticated

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

investors) had agreed to be subject to lock-up arrangement for a period of 180 days after the date of the Company’s prospectus for its U.S. listing, in accordance with paragraph 6 of Chapter 2.2 of the Guide for New Listing Applicants.
In February 2023, we issued a total of 10,125,118 Class B Ordinary Shares pursuant to our initial public offering on Nasdaq, including the underwriters’ option. Further details of our initial public offering are set out in the section headed “— Listing on Nasdaq” in this section. Following our listing on Nasdaq and save for the weighted voting rights attached to our Class A Ordinary Shares as permitted under Rule 8A.07 of the Listing Rules, there are no other Shareholders that are entitled to special rights not proportionate to their economic interests in our Company.
MAJOR ACQUISITIONS, DISPOSALS AND MERGERS
Throughout the Track Record Period and up to the Latest Practicable Date, we have not conducted any acquisitions, disposals or mergers that we consider to be material to us.
REORGANIZATION
Further details of the material reorganization steps of our Group are set out in the section headed “— Major shareholding changes of our Company and Shanghai Hesai” in this section.
PRC REGULATORY REQUIREMENTS
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (《關於外國投資者併購境內企業的規定》) (the “M&A Rules”) jointly issued by the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, the STA, the CSRC, the State Administration for Industry and Commerce (currently known as the SAMR) and the SAFE on August 8, 2006, effective as of September 8, 2006 and amended on June 22, 2009 with immediate effect, require that a special purpose vehicle, formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals through acquisitions of shares of or equity interests in PRC domestic companies, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.
Our PRC Legal Advisor is of the view that prior CSRC approval for this [REDACTED] is not required under the M&A Rules because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether [REDACTED] like ours under this document are subject to the M&A Rules and (ii) when our Company sets up its offshore holding structure, Shanghai Hesai was a then existing foreign invested entity and not a mainland China domestic company as defined under the M&A Rules, and the acquisition by Hesai Hong Kong of the equity interest in Shanghai Hesai was not subject to the M&A Rules. However, our PRC Legal Advisor further advises that there is uncertainty as to how the M&A Rules will be interpreted or implemented and we cannot assure you that the relevant PRC governmental authorities, including the CSRC and the MOFCOM, would reach the same conclusion as our PRC Legal Advisor.
SAFE REGISTRATION IN CHINA
Pursuant to the SAFE Circular 37, (a) a PRC resident must register with the local SAFE counterpart before contributing assets or equity interests in an overseas special purpose vehicle (the “Overseas SPV”) that is directly established or indirectly controlled by such PRC resident for the purpose of conducting investment or financing; and (b) following the initial registration, the PRC resident is also required to register with the local SAFE counterpart for any major change in respect of the Overseas SPV, including, among other things, a change of Overseas SPV’s PRC resident shareholder(s), the name of the Overseas SPV, terms of operation, or any increase or reduction of the Overseas SPV’s capital, share transfer or swap, and merger or division. Pursuant to SAFE Circular 37, failure to comply with these registration procedures may result in penalties.
Pursuant to the SAFE Circular 13, the power of foreign exchange registration was delegated from the local SAFE counterpart to qualified local banks where the domestic entity was incorporated.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

As advised by our PRC Legal Advisor, our Co-Founders, Dr. Yifan Li, Dr. Kai Sun, and Mr. Shaoqing Xiang, who directly and indirectly hold Shares of our Company and are known to us as being PRC citizens, have completed the registration under the SAFE Circular 37.
OUR STRUCTURE IMMEDIATELY PRIOR TO THE [REDACTED]
The following diagram illustrates the corporate and shareholding structure of our Company and our major subsidiaries immediately prior to the completion of the [REDACTED]:

Yifan Li(1)
Kai Sun(2)
Shaoqing Xiang(3)
Public Shareholders(4)
Other Public Shareholders holding ADSs and other Shares held by the Depositary(5)
6.64%
6.90%
6.78%
5.15%
74.53%
Hesai Group (Cayman Islands)
Hesai Hong Kong Limited (Hong Kong)
Offshore
Onshore
Hesai Technology Co., Ltd. ("Shanghai Hesai")
Shanghai Hesai Zhineng Keji Co., Ltd.
Hertz Technology Co., Ltd.
Equity Interest (100% unless otherwise specified)

Notes:
(1)
Represents (i) 8,879,636 Class A Ordinary Shares held by ALBJ Limited, a company limited by shares incorporated in the British Virgin Islands. ALBJ Limited is wholly owned by Asian LBJ Limited, which is wholly owned by Dr. Yifan Li.

(2)
Represents (i) 9,228,622 Class A Ordinary Shares held by Fermat Star Limited, a company limited by shares incorporated in the British Virgin Islands. Fermat Star Limited is wholly owned by Rock Ocean Limited, which is wholly owned by Dr. Kai Sun.

(3)
Represents (i) 8,890,603 Class A Ordinary Shares held by Galbadia Limited, a company limited by shares incorporated in the British Virgin Islands, and (ii) 165,031 Class B Ordinary Shares in the form of ADSs controlled by Mr. Shaoqing Xiang through Galbadia Limited. Galbadia Limited is wholly owned by Balamb Limited, which is wholly owned by Mr. Shaoqing Xiang.

(4)
Represents holders of Class B Ordinary Shares each holding less than 5% of the issued Shares of our Company as at the Latest Practicable Date. These Shareholders consist of certain of our pre-IPO investors prior to our listing on Nasdaq, some of whom have converted most of their Class B Ordinary Shares into ADSs.

(5)
Represents (i) the 99,614,313 Class B Ordinary Shares underlying the ADSs held by our public holders of ADSs (excluding those accounted for in (3) above and including 624,747 Class B Ordinary Shares (as of the Latest Practicable Date) issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2021 Plan), assuming there is no change in such share number between the Latest Practicable Date and the [REDACTED].

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

PUBLIC FLOAT AND FREE FLOAT
So far as our Directors are aware, upon completion of the [REDACTED] (assuming the [REDACTED] is not exercised and without taking into account any Class B Ordinary Shares which may be further issued under the 2021 Plan), the Shares or ADSs controlled by Dr. Yifan Li, Dr. Kai Sun and Mr. Shaoqing Xiang, our Controlling Shareholders, as well as the Shares or ADSs held by other Directors, will not be counted towards the public float.
So far as our Directors are aware, save as provided above, upon completion of the [REDACTED], assuming that (i) the [REDACTED] is not exercised, (ii) no further Shares are issued under the 2021 Plan and between the Latest Practicable Date and the [REDACTED] and (iii) no Class A Ordinary Shares are converted into Class B Ordinary Shares, and without taking into account the 624,747 Class B Ordinary Shares (as of the Latest Practicable Date) issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2021 Plan, the remaining Shareholders are not core connected persons of the Company and will collectively hold [REDACTED] Class B Ordinary Shares or approximately [REDACTED]% of the total number of Class B Ordinary Shares, which will count towards the public float. Based on a [REDACTED] of HK$[REDACTED] per [REDACTED], the Company is expected to satisfy the free float requirement under Rule 8.08A of the Listing Rules.
OUR STRUCTURE IMMEDIATELY FOLLOWING THE COMPLETION OF THE [REDACTED]
The following diagram illustrates the corporate and shareholding structure of our Company and our major subsidiaries immediately following the completion the [REDACTED]:

Yifan Li(1)
Kai Sun(2)
Shaoqing Xiang(3)
Public Shareholders(4)
Other Public Shareholders from the [REDACTED]
Other Public Shareholders holding ADSs and other Shares held by the Depositary(5)
[REDACTED]%
[REDACTED]%
[REDACTED]%
[REDACTED]%
[REDACTED]%
[REDACTED]%
Hesai Group (Cayman Islands)
Hesai Hong Kong Limited (Hong Kong)
Offshore
Onshore
Hesai Technology Co., Ltd. ("Shanghai Hesai")
Shanghai Hesai Zhineng Keji Co., Ltd.
Hertz Technology Co., Ltd.
Equity Interest (100% unless otherwise specified)

Notes (1)  – (4):
See Notes (1) – (4) in preceding pages under the section headed “— Our Structure immediately prior to the [REDACTED].”

(5)
Represents (i) the [REDACTED] Class B Ordinary Shares underlying the ADSs held by our public holders of ADSs (excluding those accounted for in (3) and above and including 624,747 Class B Ordinary Shares (as of the Latest Practicable Date) issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2021 Plan), assuming there is no change in such share number between the Latest Practicable Date and the [REDACTED].

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The following section sets forth updated and supplemental information since the filing of our 2024 Form 20-F relating to selected aspects of our business and operations as well as a current description of our overview, strengths, and strategies.

OVERVIEW
We are a global leader in three-dimensional light detection and ranging (LiDAR) solutions. We design, develop, manufacture, and sell advanced LiDAR products. Our LiDAR products enable a broad spectrum of applications across (i) passenger or commercial vehicles with advanced driver assistance systems, and (ii) autonomous vehicle fleets providing passenger and freight mobility services, robotics and other non-automotive industries, such as automated guided vehicles/autonomous mobile robots, delivery robots, agricultural vehicles, wide industrial applications such as port and yard automation, and stationary applications. Leveraging advanced ASIC and other LiDAR technologies, proprietary in-house design and manufacturing capacities and platform level-shared architecture, we deliver LiDAR products balancing Performance, Quality and Cost to the expanding ADAS and Robotics markets.
We are a leading LiDAR company globally in terms of commercialization and financial performance, according to CIC. We have paved the way for LiDARs from technology innovation to mass production and widespread application, driving the evolution of intelligent vehicles.
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Our revenue scale and shipment volume demonstrate our industry position. We were the No. 1 LiDAR supplier globally in each of 2022, 2023 and 2024 in terms of revenue, according to CIC. By September 2022, we became the first LiDAR company globally to achieve 10,000 units shipment volume in a single month; by December 2024, we became the first LiDAR company globally to achieve 100,000 units shipment in a single month, according to CIC.

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We have achieved solid financial performance in the global LiDAR industry. We achieved the highest gross margin and gross profit among LiDAR companies worldwide in 2022, 2023, and 2024, according to CIC. Notably, we were the first LiDAR company in the world to achieve a full-year non-GAAP net profit (non-GAAP measure, see “Financial Information — Non-GAAP Measures” of this document) in 2024. Additionally, we recorded full-year positive operating cash flow in both 2023 and 2024, making us the first publicly-listed LiDAR company to generate positive operating cash flow, according to CIC.

For each of our sub-markets:
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We ranked third in terms of revenue scale in the global ADAS market in 2024, according to CIC. We secured the highest number of design wins in the ADAS market as of March 31, 2025, from 22 OEMs globally across 120 vehicle models. We are the LiDAR provider for leading OEMs such as Li Auto (HKSE: 2015; NASDAQ: LI), Zeekr (NYSE: ZK), and Leapmotor (HKSE: 9863). Notably, we secured an exclusive design win with a top European OEM, launching a multi-year program that will extend into the next decade across both ICE and EV platforms, making us the first Chinese LiDAR provider for global vehicle platforms, according to CIC. From July 2022, when we began volume shipment, to December 31, 2024, we ranked the second in terms of accumulated shipment volume in the global ADAS market, according to CIC.

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We ranked No. 1 in terms of revenue scale in the global Robotics market in each of 2022, 2023 and 2024, according to CIC. We built our leadership in the Robotics market early on with a wide range of mechanical LiDAR products. By December 2024, we became the first LiDAR company globally to achieve 20,000 units shipment in a single month for Robotics applications, according to CIC. We were also a global leader in the global Robotaxi sector, a sub-sector of Robotics market, with a market share of over 55% in each of 2022, 2023 and 2024 in terms of revenue, according to CIC. During the Track Record Period, we were the primary LiDAR solution provider for nine out of the top ten autonomous driving companies in the world, according to CIC.

We believe there are three attributes critical to the further improvement of penetration rate of LiDARs: Performance, Quality, and Cost. Our current market position reflects our ability to address these key factors

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effectively. Depending on the scenario or the application, our customers have varying needs. Our ADAS customers generally have strict requirements on all three aspects, especially on Cost. For the Robotics market, our customers demonstrate varying levels of cost sensitivity depending on the application, including Robotaxi, lawn mowing robots, delivery robots, autonomous mobile robots, and humanoid robots. For example, our Robotaxi customers are less Cost-sensitive as they prioritize higher Performance and Quality, which are critical to the successful development and safe operation of full autonomous driving solutions. We design and manufacture LiDARs to enhance each of the three elements, while striking what we believe is the optimal balance for different applications and industries, which has led to our continued success in each of our submarkets.
Industry Trends and Opportunities
We believe our growth trajectory will continue as we offer highly competitive products and pricing to capture the fast-growing LiDAR market opportunity. The global LiDAR industry, in terms of revenues, increased from US$0.3 billion in 2020 to US$1.6 billion in 2024, with a CAGR of 57.6%, and is expected to increase to US$17.1 billion in 2029, representing a CAGR of 61.2%, according to CIC. In particular, the market size and growth rate of the LiDAR industry in China has significantly surpassed other regions.
ADAS Market
According to CIC, revenues of LiDAR for the ADAS market increased from US$0.1 billion in 2020 to US$1.0 billion in 2024, at a CAGR of 104.1%, and are expected to reach US$12.0 billion in 2029, representing a CAGR of 63.6%. This growth is driven by several key factors:
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High-Level ADAS Penetration.   Technological innovations in perception algorithms, sensor hardware, and computing platforms are enabling ADAS functions that demand greater sensing precision and system reliability. As L2+ systems are expanding beyond premium models, LiDAR-equipped vehicles have gained traction in the broader market. Additionally, as ADAS evolves towards higher levels of autonomy, an increasing number of LiDAR units are expected to be incorporated on each vehicle to enhance the reliability and performance of ADAS systems.

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Rapid Growth in LiDAR-Equipped Vehicles.   LiDAR, with its high precision, all-weather adaptability and 3D spatial perception capabilities, is an indispensable core perception sensor for achieving active safety and advanced driver-assistance functions. Increasingly, OEMs are adopting LiDAR as a standard feature rather than an optional add-on, particularly in mid- to high-end models. Major automakers are integrating LiDAR into their new vehicle developments and establishing stable supply chains for multi-platform deployment.

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Technological Advancements.   Continuous improvements in LiDAR performance are meeting the demands of ADAS. Innovations in perception accuracy, detection range, interference resistance, size, and power efficiency are expanding the scenarios in which LiDAR can be effectively used, catering to automakers’ diverse needs.

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Economies of Scale.   Cost reductions from mass production, technological advancements, and automation have made LiDAR economically viable for mid-range and mass-market vehicles, facilitating its adoption across more cost-sensitive models.

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Consumer Demand for Technology and Safety.   As consumers are increasingly embracing intelligent driving experiences, with a focus on technology and safety, LiDAR-powered features that enhance safety, comfort, and convenience are generating greater interest.

Robotics Market
As the Robotics market flourishes, it is poised to significantly drive the demand for LiDAR solutions, further propelling the growth of the overall industry. According to CIC, revenues of LiDAR for the Robotics market increased from US$0.2 billion in 2020 to US$0.6 billion in 2024, at a CAGR of 29.4%, and are expected

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to reach US$5.1 billion in 2029, representing a CAGR of 56.3%. The growth of LiDAR applications in the Robotics market are expected to be driven by the following key drivers and trends:
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Thriving Robotics Market.   The thriving Robotics industry spans warehousing and logistics, industrial manufacturing and smart agriculture, creating diverse scenarios that require precise, real-time environmental awareness. This broadens opportunities for LiDAR integration as a key enabler of intelligent autonomy.

•
Technological Advancements and Application Demands.   The decline in LiDAR cost, size, and power consumption enhances its suitability for widespread deployment. As robotic tasks become more complex, there is a growing trend toward multi-LiDAR setups per robot and increasing value per sensor.

•
Need for 3D Spatial Data.   As robots operate in complex, dynamic, and unstructured environments, the demand for 3D spatial perception increases. LiDAR, through active laser ranging, produces high-density, high-precision 3D point clouds, becoming essential in the Robotics “perception —  cognition — decision” loop.

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Core Sensor for Localization and Navigation.   LiDAR is vital for robot localization, navigation, and obstacle avoidance. Its millimeter-level accuracy, wide field of view, and independence from lighting conditions provide greater robustness, especially in crowded or poorly lit environments, compared to vision-only systems.

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Policy Support and Commercial Deployment.   Governments worldwide are incorporating Robotics and intelligent sensing into national strategies, implementing supportive policies for advanced technology industries. The commercial deployment of Robotaxi and Robotruck use cases provides real-world scenarios for high-level autonomous robots, reinforcing the demand for high-performance LiDAR.

Our Innovative and Industry-leading Technological Prowess
Our ASIC Approach
We design and manufacture LiDARs to enhance each of the three elements, Performance, Quality, and Cost, and set benchmarks for optimal balance for different applications and industries, by leveraging our ASIC Approach, which consolidates and integrates hundreds or even thousands of discrete components into a single or a few chips.
Since early stages of our development, we have been committed to the in-house research and development of key components for LiDAR. According to CIC, we were the first in the LiDAR industry to establish a dedicated R&D team for ASICs as early as in 2017. We have achieved the highest integration rate of ASICs in the industry since 2023, according to CIC. Our fourth-generation ASICs consolidate all seven key components that determine LiDAR’s functions and performance, including lasers, detectors, laser drivers, analog front-end, analog-to-digital converters, digital signal processors, and controllers. We remain the only LiDAR company in the industry that have in-house developed all seven key components, according to CIC. Our extensive knowledge paved the way for a remarkable industry milestone: we were the first to successfully implement an ASIC approach for both the TX module and the RX module, the heart of a LiDAR product, according to CIC. Our ASIC approach simplifies product architecture, optimizes design, which boosts each of the three elements, Performance, Quality, and Cost in the following ways:
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Better Performance.   ASICs provide performance improvements for our products in terms of range, point cloud quality, and power consumption among other things. This enables us to provide LiDAR products with better features suitable for more advanced and demanding applications.

•
Cost Optimization.   ASIC approach replaces hundreds of discrete off-the-shelf components and thus lowers the bill-of-materials (BOM) costs of LiDAR products. The simplified structure and reduced component count in LiDAR also streamline the manufacturing process, minimizing assembly steps

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compared to the legacy approach, and thus reducing the manufacturing cost. Additionally, our highly integrated architecture enhances automation, significantly boosting production efficiency and cost savings. For instance, the cost of a single-channel transceiver in 2023 was approximately less than one-twentieth of its 2016 price, prior to the adoption of the highly integrated architecture.
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Enhanced Quality.   High level integration and simplified manufacturing process improve product consistency and reliability.

Since the launch of our first-generation ASIC in October 2020, we have always been committed to advancing LiDAR technology and have successfully released four generations of ASICs, each with higher level of integration and more advanced proprietary technologies, enabling the development of LiDAR products with better performance, enhanced quality and reduced production costs, which resulted in our commercial success.
Our Trend-setting ASIC-Based Architecture
By adopting the ASIC approach, we have developed an innovative and distinctive ASIC-based architecture, which features advanced technologies, taking bold steps that others hesitated to pursue:
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Highly Integrated TX/RX Architecture.   By integrating the functionality of hundreds of self-developed discrete components at system level, our LiDAR products adopt a highly-integrated TX/RX architecture, where hundreds to thousands of channels are integrated onto a few circuit boards, largely simplifying the traditional LiDAR architecture, improving product performance and quality while reducing manufacture complexity and cost.

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First VCSEL Used in Long-range Automotive LiDAR.   VCSEL is a cost-efficient laser diode that is traditionally limited to short-range applications due to its low power density and restricted range. However, we were the first in the industry to adopt VCSELs for automotive long-range LiDAR, pioneering an unconventional product architecture that was later followed by industry peers, according to CIC. By integrating our proprietary high-power VCSELs with a receiver that combines signals from multiple single-photon avalanche diodes (SPADs), we significantly enhanced detection capabilities, making long-range VCSEL-based LiDAR commercially viable and achieving a balance between cost and detection range in our LiDAR products.

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First ASIC-Based One-Dimensional Electronic Scanning.   We were the first in the industry to implement one-dimensional electronic scanning on ASICs, according to CIC. The combination of one-dimensional scanning with rotational mirror in horizontal direction and ASIC-based solid-state electronic scanning in vertical direction provides reliable performance, significantly reduces power consumption, and minimizes optical crosstalk. This approach enhances point cloud image quality, and according to CIC, is currently the optimal scanning method available in the industry.

Empowered by our ASIC approach, we have developed a series of industry-leading products. We launched our flagship AT128 in July 2021, with SOP in July 2022. AT128, according to CIC, was the first LiDAR product to leverage ASIC-based technology to integrate 128 VCSEL laser arrays, enabling genuine 128-channel scanning. Prior to AT128, similar technological architecture was only capable of achieving a modest 16-line scanning. In addition, while most industry peers apply ASIC approach only to their ADAS LiDAR products, we have achieved a breakthrough by successfully migrating our ASIC-based architecture to our mechanical LiDAR product, OT128, making it highly scalable for Robotaxi commercialization while delivering promising performance.
Leveraging our ASIC approach, we have developed a strong product pipeline, including AT1440 family, ET series and JT series. These products quickly gained traction, achieving design wins both domestically and internationally shortly after or even before product launch, thereby fueling our continued growth. We will continue to upgrade our technologies to deliver products with better price-to-performance.

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Our Innovative Platform-Level Shared Architecture
We introduced platform thinking early on, starting in 2017. Our platformization enabled architecture sharing not only within each series, but also across different product series. For example, 70% of the components and parts can be shared across the AT and ET product series, significantly shortening product development cycle, reducing supply chain costs and research and development costs, and promoting customer satisfaction and loyalty due to consistency in design. We have accumulated a broad spectrum of know-how in LiDAR technology, which can be effectively leveraged on the system level to support the development of a diverse range of product offerings and foster continuous innovation of our next-generation LiDARs.
Our Pioneering In-House Manufacturing
Amid the rising trends in intelligent electric vehicles sales and increasing ADAS penetration rates, the demand for LiDAR products from OEM customers has been steadily growing. This has heightened the requirements for LiDAR suppliers in terms of delivery timeliness, cost efficiency, and product quality. In this context, our pioneering in-house manufacturing capability constitutes another of our major advantages and has helped us gain substantial competitive edge in the long-term — enhancing cost efficiency, quality control, innovation speed, and supply chain resilience. We were the first to adopt in-house manufacturing from day one and remain the only LiDAR company in the market to consistently follow this approach, according to CIC. We have integrated our LiDAR design and manufacturing into an indivisible and seamless process, enabling us to deliver automotive grade products with high quality. As the LiDAR industry continues to evolve quickly, our in-house highly automated and integrated manufacturing capabilities provide instant trial feedback for us to iterate our LiDAR design and manufacturing process, thereby enabling rapid product development and fast iteration cycles. Moreover, in-house manufacturing allows us to better control product quality, ensure product consistency, improve manufacturing efficiency, and safeguard manufacturing process know-how at an affordable cost. The know-how further strengthens our in-house manufacturing capabilities and helps establish a virtuous cycle to solidify our advantages.
We operate our manufacturing facilities, Hertz Center and Maxwell Center, to produce and assemble our LiDAR products. We have achieved 100% automation rate in our core production processes, which significantly improves our production efficiency and reduces our production costs. For more information on our manufacturing facilities, see “— Manufacturing Process and Supply Chain.”
Our Financial Performance
We have already started commercializing our technology. During the Track Record Period, we witnessed rapid growth in our shipment volume and revenues. We recognized revenues from approximately 80,400, 222,100, 501,900, 59,100 and 195,800 shipped LiDAR units in 2022, 2023, 2024 and the three months ended March 31, 2024 and 2025, respectively. Our net revenues increased by 56.1% from RMB1,202.7 million in 2022 to RMB1,877.0 million in 2023, and further increased by 10.7% to RMB2,077.2 million in 2024. In the three months ended March 31, 2025, our net revenues increased by 46.3% to RMB525.3 million (US$72.4 million), compared to RMB359.1 million in the same period of 2024. In addition, our net loss narrowed during our Track Record Period. We incurred net losses of RMB300.8 million, RMB476.0 million, RMB102.4 million, RMB106.9 million and RMB17.5 million (US$2.4 million) in 2022, 2023, 2024 and the three months ended March 31, 2024 and 2025, respectively. Our adjusted net loss, a non-GAAP financial measure, was RMB195.5 million, RMB241.3 million and RMB69.1 million in 2022, 2023 and the three months ended March 31, 2024, respectively. We realized adjusted net income (non-GAAP measure) of RMB13.7 million and RMB8.6 million (US$1.2 million) in 2024 and the three months ended March 31, 2025, respectively. See “Financial Information — Non-GAAP Measures” of this document.
OUR STRENGTHS
We believe the following strengths position us well to capitalize on the opportunities in providing LiDAR solutions for the ADAS and Robotics markets.

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Recognized Leadership in the LiDAR Industry
Our leadership position is manifested through our commercial success in the global LiDAR industry, demonstrated by high revenues, shipment volume and robust financial performance. According to CIC, we were the No. 1 LiDAR supplier globally in terms of revenue in each of 2022, 2023 and 2024. By September 2022, we became the first LiDAR company globally to achieve 10,000 units shipment volume in a single month; by December 2024, we became the first LiDAR company globally to achieve 100,000 units shipment in a single month, according to CIC. We achieved the highest gross margin and gross profit among LiDAR companies worldwide in each of 2022, 2023, and 2024. Notably, we were the first LiDAR company in the world to achieve a full-year non-GAAP net profit (non-GAAP measure, see “Financial Information — Non-GAAP Measures” of this document) in 2024. Additionally, we recorded full-year positive operating cash flow in both 2023 and 2024, making us the first publicly-listed LiDAR company to generate positive operating cash flow, according to CIC. Moreover, we have established an extensive global footprint. According to CIC, we are the only LiDAR company in the industry with a balanced mix of revenue generated from mainland China and other regions.
We also outperform peers within our sub-markets. For example, we had highest number of design wins in the ADAS market as of March 31, 2025, securing 22 OEMs globally across 120 vehicle models. We ranked No. 1 in terms of revenue scale in the global Robotics market in each of 2022, 2023 and 2024, according to CIC. We built our leadership in LiDARs for the Robotics market with a wide range of mechanical LiDAR products. By December 2024, we became the first LiDAR company globally to achieve 20,000 units shipment in a single month for Robotics applications, according to CIC. We were also a global leader in terms of revenue in the global Robotaxi sector, a sub-sector of Robotics market, with a market share of over 55% in each of 2022, 2023 and 2024, according to CIC.
Our steadfast commitment to innovation and excellence has cemented our position in the LiDAR industry. By consistently establishing benchmarks in shipment volumes and financial performance, we not only showcase our capabilities but also instill confidence in our partners and customers, creating a virtuous cycle of growth and success.
Strong Global Partnerships with Industry-Leading Players
Our LiDAR solutions and products have been thoroughly tested and validated by our customers’ deployments in large volumes, enabling us to steadily build a robust base of blue-chip customers in the ADAS and Robotics markets covering approximately 50 countries and regions as of March 31, 2025. As of March 31, 2025, we secured 22 OEMs globally across 120 vehicle models, ranked No. 1 in the LiDAR’s ADAS market in terms of number of design wins. Leveraging our product and technology advantages, we have attracted many blue-chip OEMs to adopt our high performance solutions, including Li Auto (HKSE: 2015; NASDAQ: LI), Zeekr (NYSE: ZK), and Leapmotor (HKSE: 9863). During the Track Record Period, we were the primary LiDAR solution provider for nine out of the top ten autonomous driving companies in the world, according to CIC.
We are committed to establishing long-term strategic partnerships and collaborations with our customers. In December 2023, we were recognized as the “2024 Strategic Partner” by Li Auto. In 2024, we further won “Best Supplier Award” by Li Auto. We have also collaborated with leaders in delivery robots and logistics, including Meituan (HKSE: 3690), DiDi, and WeRide (NASDAQ: WRD), on multiple promising and fast-paced development projects.
Our success has garnered recognition not only from leading OEMs in China but also from international players. For example, we secured an exclusive design win with a top European OEM, launching a multi-year program that will extend into the next decade across both ICE and EV platforms, making us the first Chinese LiDAR provider for global vehicle platforms, according to CIC.
The endorsements and recognition from our global, industry leading partners are a strong testament to the quality of our products and solutions, providing us with a valuable testing ground for continuous improvement and increasing customer stickiness.

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Commercially Validated Solutions Backed by Innovative LiDAR Technologies
We have been a pioneer in introducing new technologies to the LiDAR industry, and consistently set industry trend with our technological leadership and breakthrough during the development of the LiDAR industry. Leveraging our ASIC approach, we became the only LiDAR company in the industry that have developed all key components in-house, including lasers, detectors, laser drivers, analog front-end, analog-to-digital converters, digital signal processors, and controllers, according to CIC. We achieved a distinctive LiDAR architecture featuring a highly integrated TX/RX module with a combination of industry-leading technologies such as VCSELs for long-range application and one-dimensional electronic scanning technology, which significantly improved our product performance and quality while reducing manufacture complexity and cost. Additionally, our differentiated platform approach enabled architecture sharing between different categories of products, maximizing the sharing of technological achievements, material supply chains, and manufacturing production lines, which contributes to shorter product development cycle, lower costs and consistency in design.
Leveraging our proprietary technology, we have developed a comprehensive product portfolio of LiDAR that empower diverse applications in the ADAS and Robotics markets, positioning us to serve a widespread global customer base. Our LiDAR products not only fulfill functional safety requirement for automotive-grade standard, but also address diverse customer needs by achieving an optimal balance of Performance, Quality, and Cost. Our representative key products — AT128, ATX, XT series and Pandar series — demonstrate industry-leading metrics across key parameters, including detection range, point cloud frequency, angular resolution, power consumption, dimension, among others, validating our exceptional product performance. Our LiDAR products and technology have been thoroughly tested and validated by our customers’ deployments in large volumes.
Strong Automated In-House Manufacturing Enabling Rapid Development and High Quality
We have navigated the complexity of manufacturing and high capital investment to become the only LiDAR company to engage in in-house manufacturing from day one, according to CIC. We have multiple manufacturing facilities equipped with automated production lines and have achieved 100% automation rate of core processes. This creates a self-reinforcing process that accelerates product development, enhances production efficiency, reduces costs and ensures stable production of high-quality automotive grade products at scale, making us one of the few able to consistently deliver on our promises. Additionally, this approach provides simultaneous insights and feedback during manufacturing, accumulating valuable know-how that strengthens our capabilities as we increase production and shipment volumes.
While many industry peers adopt contract manufacturing, we innovatively introduced the “Design for Manufacture” approach early in the ASIC design stage. This proactive approach allows for the early identification of potential design flaws and facilitates better integration of components through optimized ASIC layout and structure, ultimately resulting in higher reliability and performance in the final LiDAR product. By embedding “Design for Manufacture” principles early in the ASIC development stage, we further improve production efficiency, quality control, and cost-effectiveness throughout the manufacturing process.
We had the largest number of ISO certifications among LiDAR companies as of December 31, 2024, including first in the LiDAR industry to obtain ISO 26262 ASIL B functional safety certification, ISO/SAE 21434 cybersecurity certification, and ISO 21448 (SOTIF) safety of the intended function process certification, according to CIC.
Visionary Management Team with a Proven Track Record of Innovation and Commercialization
Our Co-Founders, Dr. Yifan Li, Dr. Kai Sun, and Mr. Shaoqing Xiang, possess deep expertise in the fields of robotics, photonics, and physics. They have successfully commercialized their expertise through building products and solutions that have received validations from customers with some of the highest requirements in the world. They have also demonstrated a track record in building a global research and development team consisting of experts across a broad range of industry backgrounds, including vertical

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integration, optical engineering, mechanical engineering, thermal engineering, automotive engineering, electromagnetic compatibility, manufacturing, and software, among others. The global exposure and the well-rounded commercial sense of our experts offer us the rare ability to serve the largest markets in the world across the ADAS and Robotics markets.
GROWTH STRATEGIES
Our business objective is to solidify the current dominant position in providing LiDAR solutions to the surging automotive markets and extend our leadership to the emerging Robotics market. Key elements of our strategies include:
Leveraging Technological and Manufacturing Expertise to Reinforce Our Leadership
We are poised to maintain our leadership in the global LiDAR market, driven by our deep insights in LiDAR design, cutting-edge innovations, and integrated in-house manufacturing capabilities.
We plan to optimize our ASIC approach and leverage our extensive expertise to integrate advanced technologies, enhancing detection range and resolution while achieving a more compact design. With our state-of-the-art in-house manufacturing facilities, we are uniquely equipped to develop and deliver automotive grade ADAS products to meet the stringent requirements on Performance, Quality and Cost, allowing us to excel in the rapidly growing global LiDAR industry.
This technological accumulation and our commercial success create a virtuous cycle that fuels our business growth, enabling us to offer more advanced products at competitive prices, reinforcing our leadership position.
Further Expanding Footprint in the Robotics Market to Serve More Industries and Application Scenarios
As our LiDAR products become more cost-effective, a wider range of Robotics markets are expected to adopt LiDAR as an indispensable sensor for a full-stack sensing solution, unlocking new opportunities for us. By consistently reducing cost and expanding our LiDAR product lines for the Robotics market, we aim to expand our presence in Robotics applications such as Robotaxi, lawn mowing robots, delivery robots, autonomous mobile robots, and humanoid robots.
We believe that LiDARs, as the “eyes” of robots, are an essential link in Robotics’ “perception —  cognition — decision” loop that enhances speed, safety and efficiency. With LiDAR provide crucial support in localization, navigation, and obstacle avoidance, we anticipate the breadth and depth of its application scenarios will be further expanded. We will remain vigilant in identifying development opportunities across the broader Robotics landscape.
Strengthening and Expanding Partnerships with Industry Leaders
Our partnership strategy focuses on collaborating with the industry’s top players. In addition to expanding our customer base, we plan to strengthen existing partnerships by working closely with them on the next-generation of LiDAR products. We will continue to extend our alliance with industry-leading companies and strategically enhance our customer service capabilities, particularly for global OEM customers.
Recently, we achieved an exclusive design win with a top European OEM, launching a multi-year program that will extend into the next decade across both ICE and EV platforms. We also plan to cultivate strong relationships with our suppliers to better meet our customers’ customization needs and enhance our forward-looking research and development processes.
Continue Investing in In-House Manufacturing to Deliver High-Performance, Reliability Products at Competitive Prices
We plan to further strengthen our in-house manufacturing capabilities by expanding our Hertz Center to accommodate additional production lines. Additionally, we will enhance automation in our assembly,

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calibration, and testing processes to minimize inconsistency, enhance manufacturing efficiency, and reduce the manufacturing cost of each LiDAR unit. These improvements will enhance the affordability and widespread adoption of our LiDAR products.
OUR PRODUCTS
Based on our proprietary technology, we have developed and produced a full range of LiDAR products to enable a broad spectrum of applications across (i) passenger or commercial vehicles with advanced driver assistance systems and (ii) autonomous vehicle fleets providing passenger and freight mobility services, robotics and other non-automotive industries, such as automated guided vehicles/autonomous mobile robots, delivery robots, agricultural vehicles, wide industrial applications such as port and yard automation, and stationary applications.
Our LiDAR products cater to short-, medium-, and long-range applications, with industry-leading detection range, resolution, interference rejection technology, and reliability.

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The following table presents our selected key product series:
	AT Series	ET Series(1)	FT Series(1)	Pandar Series	OT Series	XT Series	QT Series	JT Series

Application	ADAS – long range detection	ADAS – long range detection	ADAS – blind spot detection	Robotics – long-range detection	Robotics – long-range detection	Robotics – mid- range detection	Robotics – blind- spot detection	Robotics – short- range 3D detection
Release date	July 2021	April 2023	November 2022	April 2017	September 2024	October 2020	January 2020	January 2025
Operating principle	ToF(4)	ToF	ToF	ToF	ToF	ToF	ToF	ToF
Type	Hybrid Solid State	Hybrid Solid State	Solid State	Mechanical	Mechanical	Mechanical	Mechanical	Mechanical
Channel	up to 1440	up to 512	–	up to 128	128	up to 32	up to 128	up to 256
Range(2)	up to 300 m	up to 400 m	up to 30 m	up to 200 m	up to 200 m	up to 80 m	up to 20 m	up to 60 m
Point cloud frequency	up to 12.29 million points/ second	up to 5.60 million points/ second	up to 0.49 million points/ second	up to 3.46 million points/ second	3.46 million points/ second	up to 0.64 million points/ second	up to 0.86 million points/ second	up to 1.15 million points/ second
FOV(5) (vertical)	up to 25.4°	up to 25°	up to 140°	40°	40°	up to 40.3°	up to 105.2°	up to 189°
FOV (horizontal)	up to 140° finest	120°	up to 180°	360°	360°	360°	360°	360°
Resolution (vertical)	up to 0.0125°	0.05° finest	up to 0.6°	up to 0.125° finest	0.125° finest	up to 1°	up to 0.4° finest	—
Resolution (horizontal)(3)	up to 0.02°	0.05° finest	up to 0.6°	up to 0.1° finest (10 Hz frame rate)	0.1° finest	0.18° (10 Hz frame rate)	up to 0.4° finest (10 Hz frame rate)	—
Interference rejection technology
Intelligent point cloud engine
ASIC-based one dimensional electronic scanning				X
VCSEL technology				X		X
ASIC approach				X
Minimum Power consumption	8 W	11 W	<6 W	18 W	29 W	10 W	10 W	<8 W

Notes:
(1)
Specifications are customizable per customers’ needs.

(2)
Range data is at 10% reflectivity circumstance. Reflectivity refers to the ratio of the energy of the light reflected from a surface to the energy possessed by the light striking the surface.

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(3)
Resolution data is at 10 Hertz frame rate circumstance.

(4)
ToF refers to a method for measuring the distance between a sensor and an object, based on the time difference between the emission of the laser pulse and its return to the sensor, after being reflected by an object.

(5)
FOV refers to field of view.

The following table sets forth a breakdown of our net revenues by product category, each expressed in absolute amount and as a percentage of our net revenues for the periods indicated:
	For the Year Ended December 31,						For the Three Months Ended March 31,
	2022		2023		2024		2024		2025
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
							(unaudited)
	(in thousands, except for percentages)
LiDAR Products
– ADAS	316,571	26.3	698,043	37.2	1,272,431	61.3	159,169	44.3	329,262	45,374	62.7
– Robotics	805,666	67.0	1,037,211	55.3	674,344	32.4	191,427	53.3	178,915	24,655	34.1
Subtotal	1,122,237	93.3	1,735,254	92.5	1,946,775	93.7	350,596	97.6	508,177	70,029	96.8
Other Products
– Gas products, service and others	80,433	6.7	141,735	7.5	130,382	6.3	8,524	2.4	17,125	2,360	3.2
Total	1,202,670	100.0	1,876,989	100.0	2,077,157	100.0	359,120	100.0	525,302	72,389	100.0
The following table sets forth a breakdown of our LiDAR shipment volumes by product category for the periods indicated:
	For the Year Ended December 31,			For the Three Months Ended March 31,
	2022	2023	2024	2024	2025
LiDAR Products
– ADAS products	61,918	194,910	456,386	52,462	146,087
– Robotics products	18,544	27,206	45,503	6,639	49,731
Total	80,462	222,116	501,889	59,101	195,818
We have experienced consistently strong and rising demand for our LiDAR products, as reflected in the steady increase in our revenues and shipment volumes during the Track Record Period. The decline in revenues from Robotics products from 2023 to 2024, and from the three months ended March 31, 2024 to the same period in 2025, was primarily attributable to the suspension of autonomous driving projects by a leading global OEM which was one of our major customers in 2022 and 2023. This decline resulted in a decrease in revenues from this customer in 2024 and the three months ended March 31, 2025. For more information, please see “Risk Factors — Risks Related to our Business and Industry — We generate a substantial portion of our revenues from a limited number of customers and products, and the loss of, or a significant reduction in, revenues from such customers or products could materially and adversely affect our results of operations.”
Advanced Driver-Assistance Systems (ADAS)
Today, automobile manufacturers have begun to integrate LiDARs into ADAS to better visualize the changing environments encountered by their vehicles. LiDARs for ADAS share certain requirements with LiDARs for Robotics, such as detection range and resolution. At the same time, LiDARs for ADAS normally prefer forward-facing configurations for adaptive cruising and traffic assist functions. In addition, automobile

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manufacturers and Tier 1 suppliers require LiDARs with proper form factors to be embedded into their vehicles, in addition to automotive grade reliability and robustness.
Our AT series, ET series and FT series are our breakthrough products for the ADAS market.
AT Series.   Our AT series is our automotive grade, long-range hybrid solid-state main LiDAR designed for ADAS series production vehicles, featuring cutting-edge LiDAR technology for enhanced reliability and performance. This series is primarily designed for use in Level 2 and Level 3 ADAS systems and has also been adopted in certain Level 4 autonomous driving applications. AT128, AT1440 family and ATX are the representative products in our AT series.
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AT128.   We launched our flagship AT128 in July 2021, with SOP in July 2022. AT128 is the first LiDAR product to leverage ASIC-based architecture to integrate 128 VCSEL laser arrays, enabling genuine 128-channel scanning, according to CIC. It is the milestone product in the ADAS market, setting a benchmark architecture for high-performance, low-cost LiDARs, leading industry peers to gradually adopt a similar ASIC-based technological path. Carrying the proprietary ASIC-based architecture, AT128 features 128 channels, great detection range from 0.5 meters to 200 meters, a robust scanning mirror beam steering system providing a horizontal field of view of 120°, a point rate at 1,536,000 points per second and a resolution of 0.1° (horizontal) × 0.2° (vertical).

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AT1440 family.   We launched AT1440 family at the CES in January 2025, which incorporates our proprietary ASICs and features the most channels among all LiDARs, according to CIC. The AT1440 family pushes the boundaries of resolution, achieving an angular resolution of 0.0125°, and delivers ultra-high-definition image-level point clouds. It offers a resolution more than 30 times higher than mainstream automotive LiDARs, capturing every detail with 3D precision. It can reach a detection range of 300 meters at 10% reflectivity and a horizontal field of view of 120°. As of the Latest Practicable Date, it has not yet reached SOP.

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ATX.   First released in April 2024 and commenced SOP in January 2025, ATX is our new ultra-compact high-performance long-range ADAS LiDAR, which inherits the key capabilities of best-selling AT128 LiDAR, retaining its market-validated one-dimensional scanning architecture. ATX incorporates state-of-the-art technological features such as 7x optical zoom, setting it apart as a unique and innovative offering in the market. With optimized optical and mechanical design, the ATX boasts a maximum detection range of 300 meters and a detection range of 200 meters at 10% reflectivity with a 140° horizontal field of view for expansive visibility of complex road conditions such as nearby vehicles or pedestrians. It can reach a resolution up to 0.08° (horizontal) × 0.1° (vertical). Compared to AT128, ATX is 60% smaller and almost weighs 50% less while with better performance, offering versatile installation options. As of March 31, 2025, it already secured design wins with 11 OEMs.

ET Series.   Our ET series addresses the challenge of miniaturizing high-performance, long-range LiDAR. ET series are designed for use in Level 2 and Level 3 ADAS systems. ET25 is our representative product in the ET series.
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ET25.   Launched in April 2023, ET25 is an ultra-thin long-range hybrid solid state LiDAR product that is designed to be installed on the inner side of windshield, featuring a height of merely 25 millimeters to accommodate an aesthetically pleasing vehicle outlook. Integrated with our proprietary ASIC, ET25 can achieve a detection range of 250 meters at 10% reflectivity, a horizontal field of view of 120°, and a resolution of 0.05° (horizontal) × 0.05° (vertical). We expect ET25 to carry our new generation of TX/RX system, have a power consumption of less than 12 watts and feature low acoustic design, thereby delivering a comfortable experience to the driver and passengers. As of the Latest Practicable Date, ET25 has not reached SOP.

FT Series.   Our FT series is our short-range LiDAR, designed for blind spot detection to accommodate the challenges that autonomous vehicles face within their perception system. Our FT series is primarily designed for use in Level 2 and Level 3 ADAS systems, and has also been adopted in Level 4 autonomous driving and various robotic applications. FT120 and FTX are our representative products in the FT series.

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FT120.   FT120, launched in November 2022 and commenced SOP in October 2023, is a fully solid-state LiDAR product designed for blind spot detection. FT120 carries the upgraded ASICs and features a wide vertical field view of 75°, providing real-time perception from small objects, tall street signs, to pavement markings for safe driving experience. FT120’s range can reach 22 meters at 10% reflectivity with outstanding resolution, achieving a point rate of 192,000 points per second.

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FTX.   Launched at the CES in January 2025, FTX is a next-generation automotive grade solid-state LiDAR with the widest field of view globally, according to CIC. It carries the upgraded ASICs and supports a maximum field of view of 180° (horizontal) × 140° (vertical), giving it the largest field of view in the world for an automotive-grade solid-state LiDAR. FTX’s range can reach 30 meters at 10% reflectivity with outstanding resolution, achieving a point rate of 492,000 points per second, over 2.5 times higher than FT120. As of the Latest Practicable Date, FTX has not reached SOP.

Robotics
LiDAR is essential to autonomous vehicle fleet, as it is one of the most reliable ways of identifying distances and shapes of objects. In contrast to cameras that require deep learning algorithms to detect objects and determine their distances to vehicles, which may be unreliable, LiDAR can measure distances to objects directly by sending and receiving laser pulses. LiDARs sense and construct a three-dimensional view of the surrounding environment in real time, through measuring millions of points per second. Autonomous vehicle fleets analyze the point clouds generated by LiDARs to accurately perceive the surroundings and safely navigate themselves. The ability to identify objects and gauge their distance is a key benefit of using LiDAR, and LiDAR products with a high level of accuracy and reliability can greatly improve safety.
Our LiDAR product lines for autonomous vehicle fleet primarily include our Pandar series and QT series. Our customers typically purchase both product lines for these applications. In September 2024, we launched our breakthrough product OT128, which further reinforces our position in the industry.
Pandar Series.   Our Pandar series is our innovative LiDAR featured uneven channel distribution that optimized channel density to enable higher resolution at core viewing areas. Pandar series are for automotive volume production and offer ideal solutions for Level 4 autonomous driving applications. Pandar128 is our representative product in the Pandar series.
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Pandar128.   Launched in September 2020, Pandar128 is a mechanical LiDAR product designed for long-range detection. The 128-channel 360-degree surrounding view LiDAR features unrivaled detection range and point density, with a detection range of 200 meters at 10% reflectivity, a point rate of 3.45 million points per second and a resolution up to 0.1° (horizontal) × 0.125° (vertical), enabling superb perception over an extended range and provide self-driving systems with longer reaction time that is critical for safe operation at medium-to-high driving speeds. Pandar128 also offers a higher level of ingress protection, helping ensure reliability in all weather conditions. Despite doubling the number of channels of its predecessor, Pandar64, Pandar128 retains a similar compact form factor, enabling seamless integration into a vehicle’s exterior for a more aesthetic configuration. Pandar128 is one of the most advanced and commercially successful mechanical LiDAR products available in the world and one of the most competitive LiDAR in the Robotics market, according to CIC.

OT Series.   Our OT series is our 360° mechanical automotive-grade long-range LiDAR product designed for scalable deployment in Robotaxi and industrial applications. It can be used in a wide range of application scenarios, including Level 4 autonomous driving, smart factories, port logistics automation, and industrial applications. OT128 is our representative product in the OT series.
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OT128.   Launched in September 2024, OT128 is the world’s only mechanical LiDAR product which implemented an ASIC approach for both the TX and RX systems, according to CIC. While most industry peers apply ASIC approach only to their ADAS LiDAR products, we have achieved a breakthrough by successfully migrating the ASIC-based architecture to mechanical LiDAR product. This innovation makes OT128 highly scalable for autonomous driving commercialization while

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delivering industry-leading performance. OT128 inherits 95% of the key components from our best-selling AT128 and boasts a point rate of 3.45 million per second and a 200 meter detection range at 10% reflectivity. It can achieve a horizontal field of view of 360° and a resolution up to 0.1° (horizontal) × 0.125° (vertical).
QT Series.   Our QT series is our ultra-wide view short-range mechanical LiDAR designed for blind spot coverage on Level 4 autonomous driving applications such as Robotaxis and Robotrucks, as well as industrial applications. QT128 is our representative product in the QT series.
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QT128.   Launched in January 2022, QT128 is an upgraded model of our original QT64, offering a cutting-edge answer to blind spot detection. It features a wide vertical field of view of 105.2°, which is ideal for covering vehicle blind spots. It also features enhanced short-range performance to detect objects as near as 0.1 meters at 10% reflectivity, and an optimized 0.4° finest vertical resolution.

The rest of the Robotics market includes robotics and other non-automotive industries, including warehousing and logistics, industrial manufacturing and smart agriculture. Our customers in these industries install LiDARs on humanoid robots, quadruped robots and unmanned vehicles for autonomous navigation, collision avoidance, and spatial perception. Our LiDAR products empower participants in these markets by providing reliable perception solutions at competitive costs.
XT Series.   Our XT series is a cost-effective and power-efficient solution designed for multiple applications, including automated warehousing, logistics, Robotics, spatial perception, and low-to-medium-speed autonomous driving. For these scenarios, sensors require a careful balance between Performance, Quality, and Cost. The XT series was developed to address these specific industrial needs. XT32 is our representative product in the XT series.
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XT32.   Launched in September 2020, the 32-channel mid-range mechanical XT32 is our first product with our proprietary ASIC, and our flagship product for delivery robots and spatial perception market. It can achieve a detection rage of 80 meters at 10% reflectivity, a horizontal field of view of 360° and a resolution up to 0.18° (horizontal) × 1° (vertical).

JT Series.   Our JT series features mini three-dimensional mechanical LiDARs designed for Robotics and industrial applications, including service robots, mobile robots, delivery robots, cleaning robots, and lawn mowing robots. Compact and lightweight, the miniature JT series ensures the LiDAR is easily installed and concealed in diverse Robotics applications. JT128 is our representative product in the JT series.
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JT128.   Launched in January 2025, JT128 leverages its world’s widest hyper-hemispherical field of view at 360° (horizontal) × 187° (vertical), enabling exceptional spatial perception range with one single unit, as well as enhanced environmental perception and dynamic detection. Integrated with our proprietary ASIC, JT128 can achieve a detection rage of 30 meters at 10% reflectivity. As of the Latest Practicable Date, JT16, a lower-channel-count version of JT128, has commenced delivery for use in autonomous lawn mower applications.

Other Products
In addition to LiDAR products, we offer gas sensors to remotely detect methane leaks. These feature high gas detection sensitivity with configurable detection frequency and support real-time data and visual reports through the corresponding mobile app. We also offer oxygen sensors for high-end medical ventilators using similar technologies.
INNOVATIVE LIDAR TECHNOLOGY
Our core LiDAR technologies include our ASIC-based architecture, system-level know-how, and automotive grade production. We also have other innovative technologies, including interference rejection technology and intelligent point cloud engine (IPE), that further enhance the performance and reliability of our LiDARs.

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ASIC Approach and ASIC-based Architecture
LiDARs are highly sophisticated instruments, primarily consisting of:
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TX/RX system, or the laser transmitter (TX) and receiver (RX) system, the heart of a LiDAR product, as it determines the key LiDAR specifications such as detection range, precision, and point cloud density, among others. The transmitter generates and sends out laser pulses or light signals into the environment; the receiver detects the reflected laser pulses that return after hitting an object or surface;

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Scanning system, which combines the vertical and horizontal angles created by the laser beam to calculate a three-dimensional XYZ coordinate position for each point to produce a set of three-dimensional coordinate measurements; and

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Other supporting system, including optics, mechanical structures, circuits, and firmware, among others.

We set ourselves apart early by pioneering an ASIC approach, which consolidates and integrates hundreds or even thousands of discrete components into a single or a few chips. The ASIC approach simplifies product architecture, optimizes design, which thereby boosts automation in production and lowers manufacturing costs. Since early stages of our development, we have been committed to the in-house R&D of key components and chips for LiDAR. This extensive industry know-how and insights paved the way for us becoming the first to successfully implement ASIC approach for both the TX module and the RX module, i.e., the TX/RX system.
Since the launch of our first-generation ASIC in October 2020, we have always been committed to advancing LiDAR technology and have successfully developed and released four generations of ASICs, each with improved integration and performance and reduced production costs. In 2024, we successfully launched our state-of-the-art fourth-generation ASIC, which enables single-board integration of 512 channels and 24.6 billion sampling per second. This advanced ASIC supports a maximum detection range of 500 meters and achieves a point cloud frequency of 12.3 million points per second, while realizing an 85% reduction in single-point ranging power consumption.
By the end of 2024, we have deployed approximately 100 million proprietary chips in our LiDAR products, the highest in the industry, and 100 times more than the second highest industry player, according to CIC. Moreover, according to CIC, we have achieved and maintained the highest integration rate of ASICs among our peers since 2023. Our industry-leading fourth-generation ASICs consolidate all seven key components into chips, namely, lasers, detectors, laser drivers, analog front-end, analog-to-digital converters, digital signal processors, and controllers. We currently remain the only LiDAR company that have developed all key components in-house, according to CIC.
By adopting the ASIC approach, we have developed an innovative and distinctive ASIC-based architecture, which features advanced technologies as follows, taking bold steps that others hesitated to pursue:
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Highly integrated TX/RX architecture.   where hundreds of channels are integrated onto a few circuit boards, largely simplifying the traditional LiDAR architecture, improving product performance and quality while reducing manufacture complexity and cost;

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First to utilize VCSELs for long-range application.   Traditionally, VCSELs were limited to short-range applications due to their low power density and restricted range. However, our proprietary high-power VCSEL was the first in the industry to be utilized in long-range automotive LiDAR applications, which are more cost-efficient, according to CIC, achieving an optimal balance of performance, quality, and cost; and

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First ASIC-based one-dimensional electronic scanning scheme.   While many peers have adopted two-dimensional scanning, we were the first in the industry to implement one-dimensional electronic scanning on ASICs, according to CIC. The combination of one-dimensional scanning with rotational mirror in horizontal direction and ASIC-based solid-state electronic scanning in vertical direction provides reliable performance, significantly reduces power consumption, and minimizes optical crosstalk. This approach enhances point cloud image quality, and according to CIC, is currently the

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optimal scanning method available in the industry, offering a leading combination of long detection range, high image quality, reliability, and cost and power efficiency.
Our ASIC-based architecture has established itself as a mainstream technology pathway. Major industry players have been shifting from their original technological approaches to adopt a LiDAR architecture similar to our ASIC-based design in their latest products.
ASIC approach simplifies product architecture, optimizes design and generally have following key advantages:
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Performance Improvements.   ASICs allow for application customization, reduced power consumption, and optimized signal processing tuning by leveraging architectures tailored for LiDAR applications, streamlined circuit design, and system-level signal optimization capabilities. These advantages are exemplified in our flagship ASIC-based LiDAR, AT128. The introduction of AT128 not only addresses the market gap for high-performance yet cost-effective LiDAR solutions, but also advances autonomous driving perception systems toward higher accuracy and enhanced reliability. AT128, according to CIC, was the first LiDAR product to leverage ASIC-based technology to integrate 128 VCSEL laser arrays, enabling genuine 128-channel scanning. Prior to AT128, similar technological architecture was only capable of achieving a modest 16-line scanning. Higher channel count allows AT128 to achieve ultra-high angular resolution and supports over a million point cloud outputs per second, enhancing the granularity and real-time performance of environmental perception. AT128 achieves effective range of over 200 meters under 10% reflectivity conditions, allowing vehicles to detect distant obstacles early in highways and providing more time for decision-making and response;

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Cost Optimization.   ASIC approach significantly reduces the number of components in a LiDAR product. The simplified structure and reduced component count in LiDAR minimize assembly steps compared to the legacy approach, which involves assembling hundreds of discrete off-the-shelf components. For example, OT128, which is a product designed for Robotaxi industry, replicated the ASIC-based design of AT128, which is an ADAS product, significantly slashing the price of mechanical LiDAR. It achieves a 66% reduction in components and a nearly 95% decrease in key production time as compared to Pandar128, a signature mechanical LiDAR product. The innovative use of the ASIC structure on a mechanical LiDAR makes OT128 highly scalable for Robotaxi commercialization while delivering performance comparable to peer products. Additionally, ASIC approach enhances automation, significantly boosting production efficiency and cost savings. For instance, the cost of a single-channel transceiver in 2023 was approximately less than one-twentieth of its 2016 price; and

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Enhanced Quality.   High level integration and simplified manufacturing process enabled by ASIC approach improve product consistency and reliability. Traditional LiDARs require assembling hundreds of discrete components and manual calibration, increasing the risk of human error. In contrast, ASIC-based LiDARs integrate key functions into a few chips, enabling automated production, more consistent optical calibration, and enhanced production quality. As a result, ASIC approach significantly reduces the defect rate.

Building on our unique ASIC-based architecture, we launched our flagship AT128 in July 2021, with SOP in July 2022. Leveraging our industry-leading ASIC approach, we outperformed our peers and set a benchmark for high-performance, high quality and low-cost LiDARs, leading to significant revenue and market share growth thereafter.
Through innovative applications of our ASIC approach, we have delivered differentiated LiDAR products that address the unique technical and commercial requirements across multiple industries. The following case studies illustrate how our customized ASIC-based LiDAR products have enabled us to stand out from peers by supporting diverse deployment scenarios with outstanding Performance, Quality and Cost.

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Case Study: Customer A — Enabling Stable Mass Production under Supply Chain Constraints during the COVID-19 Pandemic
We began our collaboration with Customer A, a leader in China’s NEV market, in 2021. Customer A was among the first automotive companies operating in China to announce LiDAR as a standard feature on its vehicles, according to CIC. Our cooperation started from AT128, which was the first LiDAR product in the market at that time enabling genuine 128-channel scanning, according to CIC. The ASIC-based architecture of our AT128 significantly simplified the LiDAR manufacturing process by reducing the number of components and minimizing assembly complexity. Particularly, the ASIC approach consolidates hundreds of discrete off-the-shelf components and related functions into a single-digit number of chips, thereby lowering the BOM costs of our LiDAR products. This simplified structure and reduced component count also streamline the manufacturing process, significantly decreasing assembly steps and overall manufacturing costs. This streamlined structure proved to be especially valuable during the COVID-19 pandemic, when global supply chains were severely disrupted. Our simplified, integrated design enabled Customer A to maintain stable volume production and ensure timely delivery of its vehicles. In 2022 alone, we delivered over 59,100 units of AT128 to Customer A. The resulting production stability and performance reliability contributed to the commercial success and strong sales performance of its vehicles.
Our relationship with Customer A strengthened following the successful deployment of the AT128. Since then, we have expanded our collaboration to include new generations of AT series LiDAR products, in response to Customer A’s evolving technical requirements.
Case Study: Customer D — Contributing to Scalable Robotaxi Deployment
Since 2018, we have collaborated closely with Customer D in the development of autonomous driving technologies, including the supply of LiDAR products for its Robotaxi models.
Customer D initially deployed mechanical LiDARs, including our Pandar series, in its Robotaxi fleet. Beginning in 2024, Customer D started integrating our ASIC-based AT series LiDAR into its new-generation Robotaxis. This transition significantly reduces per-vehicle costs while maintaining high performance, thereby enhancing the economic feasibility of Customer D’s large-scale Robotaxi deployment. Specifically, compared to the previous-generation mechanical LiDAR used by Customer D, the per-unit cost of LiDAR significantly decreased after adopting the ASIC-based AT128, while the sensor height has been reduced by about 60%. This compact design allows for more seamless integration into vehicles and facilitates large-scale deployment. Our ASIC approach plays a pivotal role in reducing system complexity and cost, enabling the scalable commercialization of autonomous driving.
Case Study: Company A — Advancing 3D Perception in Consumer Robotics
In 2024, we established a strategic partnership with Company A, a member of the Customer L’s ecosystem, to provide our JT series for its robotic lawn mowers, which were officially launched at IFA 2024 in Germany. This collaboration marks the first application of our ASIC-based LiDAR in automated lawn mowers, representing a significant milestone in expanding the use of our LiDAR technologies in consumer robotics.
The JT series, by adopting the ASIC approach into mechanical LiDAR, achieved compact size, lightweight design, and cost to value, making it well suited for integration into consumer-grade devices. For example, the JT16 weighs less than 200 grams and is 75% lighter than conventional 16-channel LiDARs. Featuring the world’s widest hyper-hemispherical field of view, it enables robotic mowers to operate reliably under challenging lighting conditions, including intense sunlight and nighttime. Its advanced 3D perception capabilities significantly enhance positioning accuracy and obstacle avoidance, supporting the broader adoption of LiDAR in consumer robotics.
Platform-Level Know-how
A LiDAR is a complex system that incorporates many disciplines, such as optics, electronics, mechanical structure, and software, among others. Our interdisciplinary team of engineers, consisting of experts in various

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areas, have designed and optimized our LiDAR products toward their physical limit through fundamental analysis and extensive experiments. During our years of development of LiDAR products, we have overcome many challenges and have accumulated a broad spectrum of know-how for LiDARs, including laser channel crosstalk reduction, point cloud interference rejection, and LiDAR performance consistency across the full LiDAR operating environment, among others.
Platform design, also known in the industry as “nesting dolls,” involves deriving and developing products that meet different needs based on the same product architecture. This maximizes the sharing of technological achievements, material supply chains, and manufacturing production lines.
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We introduced platform thinking in 2017, one of the earliest among the industry peers. For instance, our Pandar series can achieve 40-line, 64-line, and 128-line products under the same architecture, and XT series was launched with both 16 and 32 lines. Products within the same series can maintain consistent sizes and interfaces, facilitating seamless transitions for customers.

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In addition to internal platformization within each series, our cross-series module re-use ratio is also high. For example, in the AT and ET product series, 70% of the components and parts can be shared, significantly reducing supply chain costs and research and development costs, whereas the average cross-series re-use rate for industry peers is 50%, according to CIC.

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Our platformization also enabled architecture sharing between different categories of products. For example, the OT128, which is a product designed for Robotaxi industry, also replicated the ASIC-based design of AT128, an ADAS product, significantly slashing the cost of mechanical LiDAR.

Unlike many peers who shifted their technological approaches during the development process, we have been committed to our core architecture and technology approaches over the years. As a result, we have accumulated a broad spectrum of know-how in LiDAR technology, which can be effectively leveraged on the system level to support the development of a diverse range of product offerings and foster continuous innovation of our next-generation LiDARs.
Automotive Grade Production
Since 2017, we have been working with global OEMs on LiDAR designs that meet automotive grade requirements, including, but not limited to, viability under a wide range of working conditions, high reliability, long service life, electromagnetic compatibility (EMC), functional safety, and cybersecurity. Our LiDAR products have been running in volume on customers’ vehicle fleets across the globe. As the foundation of our automotive design, we make sure that our LiDAR components fulfill automotive grade requirements. We design and test our proprietary ASIC-based architecture under automotive standards. For other components that we source from our suppliers, we only choose automotive grade counterparts for projects that require compliance with automotive standards. For non-automotive-grade projects, we procure components based on project-specific requirements and industrial-wise accepted standards. During the product and process design phase, we use tools such as design failure mode, process failure mode and respective effect analysis to ensure our design is robust. Throughout years of collaboration with global OEMs, we have established a comprehensive set of automotive grade design verification tests, whose parameters and standards are approved by our OEM customers as sufficient to ensure the reliability of our LiDARs during automotive usage. These tests include, for example, vibration with thermal cycling, mechanical shock, high temperature degradation, humid heat cyclic, salt spray and Xenon lamp aging test.
We have also established our Maxwell Center with specialized equipment to conduct these tests in-house. The rigorous test standards, along with our testing capabilities, ensure that the LiDARs we design and manufacture can be verified against the high standards. We have successfully acquired essential certifications crucial for automotive grade design, including ASPICE CL2, International Organization for Standardization (ISO) 9001, ISO 14001, and IATF 16949. For functional safety and cybersecurity, we also work closely with our OEM customers to ensure that our delivery meets their requirements. We also hold certifications from SGS, a globally renowned third-party certification entity, as the first achiever of ISO 26262 ASIL-B functional safety product certification in the LiDAR sector. Additionally, we have garnered recognition as the first in the

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LiDAR sector to receive ISO/Society of Automotive Engineers (SAE) 21434 cybersecurity product certification from TÜV Rheinland, a leading independent technical testing organization in Germany. With a strong focus on our dedication to global automotive information security standards for LiDAR, we have also received ISO 27001 and Trusted Information Security Assessment Exchange (“TISAX”) AL3 certifications.
Other Innovative Technologies
In addition to the core technologies above, throughout our history, we have developed and applied numerous other “industry first” technologies to our core business, including interference rejection technology and intelligent point cloud engine (IPE), which have disrupted the industry and contributed to our success.
We released products with interference rejection technology in early 2018. We were the first in the industry to develop interference rejection technology that encrypts each laser pulse to minimize interference between LiDAR units, according to CIC, and made it a standard feature for series of LiDAR products we ship. Our development of this industry-leading technology marked a significant milestone in the LiDAR industry as with the number of LiDAR-equipped vehicles increased on the road, interference among these vehicles became a major safety issue. By adopting interference rejection technology, we are able to minimize pulse collisions within channels or between LiDAR units, reducing ghosting, channel crosstalk, signal interference, and noise. This leads to cleaner point clouds with sharper 3D images, improving measurement accuracy and overall reliability.
We developed the world’s first IPE, according to CIC, capable of marking and filtering out more than 99.9% of environmental noise, such as rain, fog, exhaust from preceding vehicles, and dust, in real time. It conducts real-time wave analysis and performs “pixel-level” tagging and filtering in the point cloud, resulting in enhanced image quality and improved reliability of LiDAR. This technology significantly reduces misidentifications and false triggers, making LiDAR more stable in adverse conditions.
OUR CUSTOMERS
We served customers in the ADAS and Robotics markets, covering approximately 50 countries and regions as of March 31, 2025. According to CIC, we are the only LiDAR company in the industry with a balanced mix of revenue generated from mainland China and other regions. As of March 31, 2025, we have accumulatively served 1,445 customers through design wins or product shipment, 69% of which were customers located in mainland China. Leveraging our proprietary LiDAR technology, strong product development capabilities and our in-house manufacturing and testing capabilities, we are able to provide our customers with LiDAR products with high performance, reliability and consistency at an attractive price.
We work closely with our automotive customers to achieve mass adoption of our LiDAR products in vehicles. We secured an exclusive design win with a top European OEM, launching a multi-year program that will extend into the next decade across both ICE and EV platforms, making us the first Chinese LiDAR provider for global vehicle platforms, according to CIC. As of March 31, 2025, we secured 22 OEMs globally across 120 vehicle models, ranked No. 1 in the LiDAR’s ADAS market in terms of number of design wins. We are the LiDAR provider for leading OEMs such as Li Auto (HKSE: 2015; NASDAQ: LI), Zeekr (NYSE: ZK), and Leapmotor (HKSE: 9863).
In the Robotics market, during the Track Record Period, we were the primary LiDAR solution provider for nine out of the top ten autonomous driving companies in the world, according to CIC. With the increasing application scenarios of Robotics for tasks that assist humans — particularly with LiDAR integration in unmanned vehicles, humanoid robots, and quadrupeds for hazardous environments — we have collaborated with leaders in delivery robots and logistics, including among others, Meituan (HKSE: 3690), DiDi, and WeRide (NASDAQ: WRD).
We generally enter into framework agreements with or directly receive purchase orders from our customers. The framework agreements generally outline the services to be performed by us and the deliverables to be provided to our customers and have indefinite terms over one year, subject in each case to renewal as

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agreed by the parties or mutual termination rights triggered by events such as material breach, insolvency, or bankruptcy. Pursuant to the framework agreements, we provide a series of our LiDAR products, including our current LiDAR products and upcoming products, to our customers in accordance with the key performance parameters and reference targets set forth therein. Under the framework agreements, customers provide rolling forecasts of monthly purchase volumes on an annual basis, which will be adjusted quarterly or monthly to reflect their latest demand planning. The purchase orders generally provide volumes and prices of the LiDAR products, packaging and delivery arrangements, inspection requirements and warranty period. Our credit terms with customers vary based on the specific commercial arrangements and the length of our business relationship, ranging from full prepayment to 90 days after receipt of products, with payments made through wire transfers or bank notes. Our customers generally retain discretion as to whether and when to place orders with us under the framework agreements. Accordingly, the orders placed by our automotive customers under the framework agreements may fluctuate from period to period and may not always materialize into actual purchase orders. See “Risk Factors — Risks Related to our Business and Industry — If our LiDAR products are not selected by automotive customers or their suppliers, our business will be materially and adversely affected” for more information.
Customers have the right to return or reject our products under limited circumstances, including product packaging damage or product quality issues. The value of product returns accounted for approximately 1.3%, 0.1%, 0.2% and 0.1% of our total net revenues in 2022, 2023, 2024 and the three months ended March 31, 2025, respectively.
Top Five Customers
Revenues generated from our top five customers for each of the years ended December 31, 2022, 2023 and 2024 and the three months ended March 31, 2025 accounted for 53.1%, 67.5%, 59.9% and 68.3%, respectively, of our total revenues during the same year/period. Revenue generated from our largest customer for each of the years ended December 31, 2022, 2023 and 2024 and the three months ended March 31, 2025 accounted for 24.3%, 28.4%, 33.7% and 24.0%, respectively, of our total revenues during the same year/period. The fluctuations in revenues generated from our largest and top five customers in each year/period during the Track Record Period were primarily due to changes in our customer composition. In the early stage of our development, our sales were mainly to customers in the robotics and autonomous driving sectors. Since the second half of 2022, with the mass production of our first automotive-grade ADAS LiDAR product, sales to automotive OEMs have increased significantly. As a result, our top customers gradually shifted from autonomous driving companies to automotive customers. Additionally, as different OEM projects entered mass production at different times and scales, our top customer composition and their respective revenue contributions varied across the Track Record Period, resulting in fluctuations in revenues generated from our largest and top five customers in each year/period.

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The following table sets forth the details of our top five customers in each year/period during the Track Record Period:
Rank	Customer	Type of products/ services purchased	Customer Background	Year of Commencing Business Relationship	Revenue amount	% of our total revenue
					(RMB’000)
Year ended December 31, 2022
1	Customer A(1)	LiDAR products for ADAS	Customer A is a company headquartered in China that engages in the designing, developing, manufacturing and sales of electric vehicles. Customer A is listed on the NASDAQ and the Hong Kong Stock Exchange.	2021	292,357	24.3%
2	Customer B	LiDAR products for Robotics and engineering design, development and validation service	Customer B is a company headquartered in the United States, primarily engaged in the manufacturing and sales of automobiles and the provision of related services. Customer B is listed on the New York Stock Exchange.	2017	164,872	13.7%
3	Customer C	LiDAR products for Robotics	Customer C is a private company headquartered in China that is a leading developer of L4/L5 autonomous driving technologies in China. It focuses on delivering integrated hardware and software systems for autonomous driving.	2018	78,394	6.5%
4	Customer D	LiDAR products for Robotics	Customer D is a company headquartered in China that engages in the R&D and application of autonomous driving technologies. Customer D is listed on the NASDAQ and the Hong Kong Stock Exchange.	2018	55,009	4.6%
5	Customer E	LiDAR products for Robotics	Customer E is a company headquartered in Germany with core businesses in premium passenger vehicles, light commercial vehicles, mobility services and energy solutions. Customer E is listed on the Frankfurt Stock Exchange and Stuttgart Stock Exchange.	2020	47,579	4.0%
Total					638,211	53.1%

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Rank	Customer	Type of products/ services purchased	Customer Background	Year of Commencing Business Relationship	Revenue amount	% of our total revenue
					(RMB’000)
Year ended December 31, 2023
1	Customer B	LiDAR products for Robotics and engineering design, development and validation service	Customer B is a company headquartered in the United States, primarily engaged in the manufacturing and sales of automobiles and the provision of related services. Customer B is listed on the New York Stock Exchange.	2017	532,627	28.4%
2	Customer A	LiDAR products for ADAS	Customer A is a company headquartered in China that engages in the designing, developing, manufacturing and sales of electric vehicles. Customer A is listed on the NASDAQ and the Hong Kong Stock Exchange.	2021	480,263	25.6%
3	Customer F(2)	LiDAR products for ADAS	Customer F is a company headquartered in China, primarily engaged in automobile manufacturing and investment holding. It is involved in the research, production, marketing and sales of automobiles and related components. Customer F is listed on the Hong Kong Stock Exchange.	2022	101,867	5.4%
4	Customer G(3)	LiDAR products for Robotics and engineering design, development and validation service	Customer G is a private construction company headquartered in China.	2023	89,952	4.8%
5	Customer H	LiDAR products for Robotics	Customer H is a private company headquartered in the United States that focuses on the research, development and commercialization of L4 autonomous driving Robotaxi services.	2018	62,500	3.3%
Total					1,267,209	67.5%

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Rank	Customer	Type of products/ services purchased	Customer Background	Year of Commencing Business Relationship	Revenue amount	% of our total revenue
					(RMB’000)
Year ended December 31, 2024
1	Customer A	LiDAR products for ADAS	Customer A is a company headquartered in China that engages in the designing, developing, manufacturing and sales of electric vehicles. Customer A is listed on the NASDAQ and the Hong Kong Stock Exchange.	2021	700,761	33.7%
2	Customer I	LiDAR products for ADAS	Customer I is a company headquartered in China that engages in the designing, developing, manufacturing and sales of new energy intelligent electric vehicles. Customer I’s group is listed on the Hong Kong Stock Exchange.	2021	291,968	14.1%
3	Customer J(4)	LiDAR products for ADAS	Customer J is a company headquartered in China that engages in the designing, developing, manufacturing and sales of new energy intelligent electric vehicles. Customer J is listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange.	2023	110,484	5.3%
4	Customer H	LiDAR products for Robotics	Customer H is a private company headquartered in the United States that focuses on the research, development and commercialization of L4 autonomous driving Robotaxi services.	2018	86,043	4.1%
5	Customer E	LiDAR products for ADAS and Robotics	Customer E is a company headquartered in Germany with core businesses in premium passenger vehicles, light commercial vehicles, mobility services and energy solutions. Customer E is listed on the Frankfurt Stock Exchange and Stuttgart Stock Exchange.	2020	56,583	2.7%
Total					1,245,839	59.9%

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Rank	Customer	Type of products/ services purchased	Customer Background	Year of Commencing Business Relationship	Revenue amount	% of our total revenue
					(RMB’000)
Three months ended March 31, 2025
1	Customer I	LiDAR products for ADAS	Customer I is a company headquartered in China that engages in the designing, developing, manufacturing and sales of new energy intelligent electric vehicles. Customer I’s group is listed on the Hong Kong Stock Exchange.	2021	126,274	24.0%
2	Customer A	LiDAR products for ADAS	Customer A is a company headquartered in China that engages in the designing, developing, manufacturing and sales of electric vehicles. Customer A is listed on the NASDAQ and the Hong Kong Stock Exchange.	2021	107,388	20.5%
3	Customer K	LiDAR products for ADAS	Customer K is a company headquartered in China that is principally engaged in automobile business which mainly includes new energy vehicles, handset components and assembly services, rechargeable batteries and photovoltaics business. Customer K is listed on the Hong Kong Stock Exchange and the Shenzhen Stock Exchange.	2023	46,753	8.9%
4	Customer L	LiDAR products for Robotics	Customer L is a private company headquartered in China that focuses on high-end consumer electronics and intelligent manufacturing.	2025	40,940	7.8%
5	Customer H	LiDAR products for Robotics	Customer H is a private company headquartered in the United States that focuses on the research, development and commercialization of L4 autonomous driving Robotaxi services.	2018	37,326	7.1%
Total					358,681	68.3%

Notes:
(1)
Customer A:   We became acquainted with Customer A in 2020. At that time, it was seeking for high-performance LiDAR products. Following successful validation and timely delivery of our products, our cooperation with Customer A began in 2021.

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(2)
Customer F:   We became acquainted with Customer F in 2022 when it was seeking for high-performance LiDAR products. As our products met its technical requirements, our cooperation with Customer F began in the same year.

(3)
Customer G:   We became acquainted with Customer G in 2023. Given the compatibility of our LiDAR products with Customer G’s technical requirements, we commenced business cooperation with Customer G in the same year.

(4)
Customer J:   We became acquainted with Customer J in 2021. In 2023, Customer J began seeking for a new supplier of LiDAR products. As our products met Customer J’s relevant technical requirements, we commenced business cooperation with Customer J in the same year.

All of our top five customers in each year/period during the Track Record Period are Independent Third Parties. During the Track Record Period, none of our Directors or any Shareholders, who, to the knowledge of our Directors, owns more than 5% of our issued share capital immediately following the completion of the [REDACTED] (but without taking into account the exercise of the [REDACTED] and all Shares subject to the awards that can be granted under the Share Incentive Plans are allotted and issued) nor any of their respective associates had any interest in any of our top five customers in each year/period during the Track Record Period. See “Risk Factors — Risks Related to Our Business and Industry — We generate a substantial portion of our revenues from a limited number of customers and products, and the loss of, or a significant reduction in, revenues from such customers or products could materially and adversely affect our results of operations.”
Design Win Conversion
The process from obtaining design wins to commencing mass production and delivery for our automotive customers is outlined below.
Notification of Design Wins.   When we obtain a design win, our automotive customer, including OEMs or Tier 1 customers, typically informs us via email, which may include an award letter specifying the vehicle model for which we have obtained the design win, estimated production volume, and other relevant information.
Execution of Commercial Agreements.   After receiving the design win confirmation, we proceed to enter into a series of agreements with the automotive customer, including purchase agreement, confidentiality agreement, quality guarantee agreement and other supplementary agreements. Such agreements usually outline agreed-upon terms such as price, anticipated monthly order volumes, payment terms and settlement arrangements. Nevertheless, our customers’ anticipated production volumes stated in the agreements are normally subject to changes based on their production plan or market demand. According to CIC, design win agreements, in alignment with industry practice, state LiDAR’s anticipated order volume based on the expected production volume of the relevant vehicle model(s), which may differ from the actual order volume due to market conditions. As such, design wins do not guarantee any definite order volume.
SOP and Delivery.   Our SOP and delivery processes commence after the relevant purchase agreements are signed. During the Track Record Period, the average lead time from securing a design win to achieving SOP was approximately 12 months. We plan our mass production and delivery schedules based on the customers’ rolling purchase forecasts and final purchase orders, which are generally provided six to twelve months ahead of the agreed delivery dates. In addition to semi-annual forecasts, customers typically update their purchase orders on a monthly rolling basis. The lead time from receiving a purchase order to final delivery varies depending on factors such as product complexity, customer-specific requirements, commercial arrangements, order volume, and the manufacturing processes involved. We also take into account the delivery timelines required by our customers when planning production schedules. As of the Latest Practicable Date, we had either achieved SOP for the vehicle models associated with our design wins or were actively working with the respective customers to reach SOP.
The following table sets forth the accumulated number of our design wins (in terms of vehicle models) and vehicle models for which we achieved SOP as of the dates indicated:

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	As of December 31,			As of March 31, 2025
	2022	2023	2024
Design wins (in terms of vehicle models)	16	27	90	120
Vehicle models for which we achieved SOP	3	5	17	27
Customer Service and Warranty
In our ongoing efforts to maintain customer satisfaction and improve our products and services, we have a high-quality after-sales team to provide comprehensive after-sales service. We have a dedicated team in China and globally to provide before- and after-sales services to our customers. They can diagnose issues, either at the customers’ places or remotely, and identify the solutions for the customers’ problems.
We typically offer a standard product warranty to customers of our products. Our warranty period is generally up to one year from acceptance. During the warranty period, for any product quality issue on either our software or hardware, we will make repair or replacement free of charge under certain conditions. For product damage caused by the customer’s own improper operation, we will provide repair services with charge. During the Track Record Period and up to the Latest Practicable Date, we did not experience any material product returns, product recalls, product liability claims, warranty expenses or customer complaints that adversely affected our business.
Distributorship
We sell our LiDAR products primarily through direct offline sales, with only a minimal portion distributed via regional distributors. We sell our products to distributors who then sell to downstream businesses through their own online platforms or offline channels, which is consistent with the industry norm. We believe this distribution model helps enhance our market penetration and improve our operational efficiency, particularly in overseas markets with diverse customer demands. Distributors provide local market knowledge, sales networks, and customer access, allowing us to accelerate market entry while reducing costs. We had 10, 11, 12 and 18 distributors as of December 31, 2022, 2023 and 2024 and March 31, 2025, respectively. We generated a minor portion of our revenue from our distributors of RMB30.8 million, RMB50.9 million, RMB96.4 million and RMB10.4 million, respectively, for the years ended December 31, 2022, 2023 and 2024 and the three months ended March 31, 2025, representing approximately 2.6%, 2.7%, 4.6% and 2.0% of our total revenue for these periods. The increase in our revenue from distributors in 2024 was primarily due to the growing market demand for LiDAR products, particularly in overseas markets, and our distributors’ efforts in exploring new market opportunities. We have a seller-buyer relationship with our distributors. Revenue is recognized when control of the products is transferred, i.e. when products are delivered to the delivery point specified by our distributors.
Our sales and marketing team screens and selects distributors whom we believe have the required qualifications and capabilities and are suited to our marketing strategy. We select our distributors based on a number of factors, including their qualification, location, business scale, sales experience, customer base, reputation, technical and sales capabilities. We conduct regular review of our distributors, based on their business performance and regulatory compliance. Our distributors are generally required to comply with all applicable laws, regulations and our policies for distributors. Distributors’ business performance is primarily evaluated based on their sales performance. Our sales and marketing department monitors, manages and supports the activities of our distributors to help ensure that they comply with our guidelines, policies and procedures.
Under the agreements with our distributors, our distributors shall initiate purchases by submitting written purchase orders to us, and no purchase order shall be binding upon us unless accepted by us in writing. Our distributors are not subject to minimum sales targets or minimum price requirements. We provide invoice to our distributors upon shipment of products to them. Product returns and exchanges are only permitted in the event of identified defects, in accordance with the terms of the agreements we have entered into with our

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distributors. Subject to our written approval, orders for products may be rescheduled or canceled subject to cancelation fees. Our distributors shall reimburse us for any taxes, duties or excises paid by us that are not included in the fees charged for the products. The terms of our arrangements with our distributors are consistent with industry practice.
All of the distributors are corporate entities. To our best knowledge, as of the Latest Practicable Date, each distributor is an Independent Third Party and there is no other material relationship with our Group that is required to be disclosed.
MANUFACTURING PROCESS AND SUPPLY CHAIN
We were the first and remains the only LiDAR company to engage in in-house manufacturing from day one, according to CIC. This approach, compared with contract manufacturing or manufacturing through partnering with third parties, creates a self-reinforcing process that accelerates product development, enhances production efficiency, reduces costs and ensures stable production of high-quality automotive grade products at scale. Additionally, this approach provides simultaneous insights and feedback during manufacturing, accumulating valuable know-how that strengthens our capabilities as we increases production and shipment volumes. Our LiDAR products are assembled in our own manufacturing facilities from a variety of raw materials and components, some of which, including mechanical parts, optical components, and electrical parts, are procured from trusted third-party suppliers. Our in-house manufacturing and testing capabilities and strict quality control measures enable us to ensure the high performance and reliability of our products.
Our Manufacturing Process
The following chart illustrates our production process for our LiDAR products.

Note: All modules in process (ii) are in-house manufactured by the Company.
The major steps of the production process applicable to our LiDAR products include:
(i)
Part Receipt and Incoming Quality Control (IQC).   We inspect raw materials and components upon receipt.

(ii)
Automated Manufacturing and Alignment.   We complete automated manufacturing and alignment of components following ASIC approach and architecture.

•
Transmitter Module (TX) Sub-assembly.   Laser transmitters, including lasers and laser drivers, are connected to circuit board for assemblies.

•
Receiver Module (RX) Sub-assembly.   Laser receivers, including detectors, analog front-end, analog-to-digital converters, digital signal processors, and controllers, are mounted onto the circuit

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board. Our die bonding technologies enable precise bonding of TX and TX to a circuit board at the micron level. Additionally, we use high precision automated optical inspection machines to scan each assembly for detection of potential defects, ensuring high standards of quality control.
•
Optical Module Sub-assembly.   Lenses, mirrors, and optical shutters are embedded into the optical housing. The optical housing is then fastened to the receiver module and mainboard. Our automatic technology for focal length and eccentricity measurements ensures the accuracy of assembly of our optical modules.

•
Scanning Module Sub-assembly.   Lenses and encoder disks are bonded to the scanner assembly. Our automated technology for surface profile and perpendicularity measurements guarantees the precise installation of our scanning modules.

•
Cover Lens Module Sub-assembly.   The optical window is mounted onto the cover.

•
Automated Alignment.   The transmitter module is placed and automatically aligned with the receiver module.

(iii)
Final Assembly.   We assemble components to form our LiDAR products by integrating functional modules, including the power board, connector, motor, scanner, lens housing and top cover.

(iv)
Calibration & Testing.   We adopt a comprehensive calibration and testing process. We calibrate products to ensure accurate and consistent measurements and test products under different environmental conditions to ensure reliable performance.

(v)
Marking, Packaging & Delivery.   After passing the final checks, finished products are labeled, packed and prepared for delivery.

We have invested significant time in streamlining and automating our production process. We have achieved 100% automation rate in our core production processes, which significantly improves our production efficiency and reduces our production costs. Our manufacturing team, supported by our research and development team and supply chain team, systematically optimizes our production process by designing automated assembly and testing processes. For example, our automated placement machine helps ensure the alignment accuracy of the laser beams on our LiDAR by placing laser transmitters and receivers on circuit boards with micrometer accuracy. LiDARs assembled on our manufacturing line will go through our automated testing stations, which run our own proprietary software to verify the LiDAR’s ranging capability, distance measurement accuracy and precision, and reflectivity measurement capability, among others. These automated assembly and testing processes ensure not only good quality control, but also great production efficiency and the ability to scale. We regularly monitor and upgrade our production machinery and equipment with the aim of maximizing production efficiency. All assembly and test data will be uploaded to our manufacturing execution system for monitoring, which can be traced back for over 15 years.
Our design engineers work directly and closely with production teams to quickly refine designs for manufacturability, reducing the time from concept to mass production. Any manufacturing challenges during our manufacture process, such as yield issues or process inefficiencies, can be identified and resolved in real time rather than waiting for outsourced production feedback. In addition, while many industry peers adopt contract manufacturing, we innovatively introduced the “Design for Manufacture” approach early in the ASIC design stage. This proactive approach allows for the early identification of potential design flaws and facilitates better integration of components through optimized ASIC layout and structure, ultimately resulting in higher reliability and performance in the final LiDAR product.
In-house manufacturing allows us to maintain consistency and strict oversight across production processes, ensuring product performance. We can ensure critical assembly steps meet our exacting standards without relying on third-party manufacturers. Besides, our standardized in-house testing ensures our unit meets strict quality, safety, and performance benchmarks. By bringing testing in-house, we reduce variability that may arise from outsourced testing.

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We had the largest number of ISO certifications among LiDAR companies as of December 31, 2024, including first in the LiDAR industry to obtain ISO 26262 ASIL B functional safety certification, ISO/SAE 21434 cybersecurity certification, and ISO 21448 (SOTIF) safety of the intended function process certification, according to CIC.
We are also dedicated to reducing the environmental impact and ensuring safety throughout the production process. We implement various environmental protection measures, including installation of cotton filters, cartridge dust collectors, and activated carbon adsorption devices to appropriately collect and dispose of manufacturing waste. We work with qualified third-party waste disposal service providers for other waste, including waste glue, waste alcohol, waste filter cotton, waste activated carbon and waste packaging barrels. See “Risk Factors — Risks Related to Our Business and Industry — If we fail to comply with environmental protection, fire protection, drainage or health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.”
Our Manufacturing Facilities
We currently operate two manufacturing facilities, namely Hertz Center and Maxwell Center, to produce and assemble our LiDAR products. During the Track Record Period, we also operated a factory in Jiading, Shanghai prior to the completion of Hertz Center, which had been manufacturing LiDAR products in volume since 2018 to fulfill customer orders in a timely manner. We officially shut down our factory in Jiading in 2024.
Hertz Center, our main mass production facility, is located in Hangzhou and commenced operations in September 2023. The Hertz Center supports the mass production of our AT series and OT series LiDARs, which accounted for over 83% of our shipment volume across the Track Record Period, while our other key LiDAR products were manufactured at the Maxwell Center during the Track Record Period. The Hertz Center currently has a total floor area of 28,000 m2. The picture below shows our Hertz Center.
Hertz Center
The designed manufacturing capacity of our Hertz Center was approximately 370,000 units, 1,600,000 units and 400,000 units in 2023, 2024 and the three months ended March 31, 2025, respectively. The increase in capacity was primarily driven by our continued efforts to expand production capacity to accommodate the growing demand from our customers. As more customers and vehicle models reached SOP,

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we ramped up our manufacturing capacity. The utilization rate1 of the Hertz Center remained relatively stable at 42.9% and 42.1% in 2023 and 2024, respectively. In the three months ended March 31, 2025, the utilization rate rose to 46.2%, primarily driven by the increased downstream demands.
In addition, Maxwell Center, our new advanced research and development and intelligent manufacturing center in Jiading, Shanghai, the hub of OEMs and Tier-1 suppliers in China, commenced trial operation in December 2023. Unlike Hertz Center, Maxwell Center is primarily designed for R&D purpose and is dedicated to new product design, testing and calibration, with limited manufacturing capacity of LiDAR products. Maxwell Center has a total floor area of 52,000 m2. The picture below shows our Maxwell Center.
Maxwell Center
The following pictures depict our manufacturing centers and certain production processes:

1
Utilization rate of a given year/period is calculated by dividing the actual manufacturing capacity in the given year/period by the designed manufacturing capacity for the same year/period.

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Bayes Reliability Testing Center

200m Simulation Track

Micron-Level Wire Bonding

High-Precision Lens Assembly

The overall utilization rate of our production capacity1 was 50.8%, 67.0%, 44.8% and 54.1% in 2022, 2023, 2024 and the three months ended March 31, 2025, respectively. The decrease in our overall utilization rate from 2023 to 2024 was due to our capacity expansion in our Maxwell Center and the shut-down of our Jiading factory in 2024.
We own all the production lines, machinery and equipment at our manufacturing facilities. We are constantly upgrading our machinery and equipment to improve our operational efficiency. Property and equipment except land are depreciated at rates sufficient to write off its costs less impairment, if any, over the estimated useful lives on a straight-line basis. See Note 3 to the Accountant’s Report. We perform routine and preventative maintenance on our manufacturing machinery and equipment to ensure that they function properly at all times and comply with relevant laws and regulations.
To further expand our manufacturing capacity to meet the growing market demand for our LiDAR products, we are currently expanding Hertz Center to accommodate more production lines. We expect the new production lines to commence operation in the third quarter of 2025. We also expect to make capital expenditures in connection with the continual construction of Hertz Center. See “Financial Information — Capital Expenditures” and “Future Plans and Use of [REDACTED]” in the Listing Application.
There are risks or other difficulties associated with the expansion of our manufacturing facility, such as failure to complete the expansion on schedule and within budget. Mass production enjoys economies of scale only when the manufacturing capacity is highly utilized. However, when production lines are at their early stage or when we launch new products, the manufacturing facilities are typically underutilized. The period between completion of product development and full manufacturing capacity utilization is known as

1
Utilization rate of a given year/period is calculated by dividing the actual manufacturing capacity in the given year/period by the designed manufacturing capacity of all manufacturing facilities for the same year/period.

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production ramp-up. The significant investments found in manufacturing facilities may make this period of particular concern to investors. See “Risk Factors — Risks Related to Our Business and Industry — The expansion of our manufacturing facilities may be subject to delays, disruptions, cost overruns, or may not produce expected benefits.”
Our Suppliers
Our suppliers primarily consist of raw materials and key components suppliers of our LiDAR products. We generally have two kinds of procurement needs, one is from our product teams based on their respective production planning, and the other is for our strategic reserves in the future. Our strategic reserves are primarily intended to ensure supply chain stability and mitigate potential supply disruptions. We typically maintain internal safety stock equivalent to approximately two weeks to one month of forecasted demand, and external safety stock of around one month of expected usage, depending on the nature of the components. We have a dedicated team to procure components and raw materials to meet specific requirements of our LiDAR products. The main raw materials used in the production of our LiDAR products include mechanical parts, fasteners, packaging materials and consumables, and the key components used in the production of our LiDAR products include lasers, receivers and chips. The raw materials and key components of our LiDAR products are generally available from multiple suppliers in China and overseas with varying costs. We primarily work with third-party suppliers in China.
Top Five Suppliers
Charges from our top five suppliers for each of the years ended December 31, 2022, 2023 and 2024 and the three months ended March 31, 2025 accounted for 34.5%, 26.6%, 27.4% and 23.3%, respectively, of our total purchases during the same year/period. Charges from our largest supplier for each of the years ended December 31, 2022, 2023 and 2024 and the three months ended March 31, 2025 accounted for 12.3%, 8.5%, 9.3% and 6.3%, respectively, of our total purchases during the same year/period. The decrease in the percentage of purchases attributable to our largest and top five suppliers in each year/period during the Track Record Period was mainly driven by the evolution of our product portfolio during the Track Record Period. As we continued to introduce new LiDAR models, the required components and suppliers changed. We also constantly adjusted our supplier base based on quality, cost and delivery performance, which further contributed to the fluctuation in the purchases attributable to our largest and top five suppliers in each year/period during the Track Record Period.

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The table below sets forth the details of our top five suppliers in each year/period during the Track Record Period:
Rank	Supplier	Type of products/ services provided	Supplier Background	Year of Commencing Business Relationship	Purchase amount	% of our total purchase
					(RMB’000)
Year ended December 31, 2022
1	Supplier A	LiDAR components	A global provider of products, services, and solutions to industrial and commercial users of electronic components and enterprise computing solutions	2018	80,501	12.3%
2	Supplier B	LiDAR components	A leading platform in electronic component distribution, customized module design, field application support, and providing technical services to the industry	2018	49,411	7.6%
3	Supplier C	LiDAR components	A company specializing in providing comprehensive solutions for optical modules	2019	43,343	6.6%
4	Supplier D	LiDAR components	A leading manufacturer of integrated optical components and products manufacturer in the world	2019	28,428	4.3%
5	Supplier E	LiDAR components	A leading provider specializing in photonics technologies	2017	24,120	3.7%
Total					225,803	34.5%
Year ended December 31, 2023
1	Supplier B	LiDAR components	A leading platform in electronic component distribution, customized module design, field application support, and providing technical services to the industry	2018	63,768	8.5%
2	Supplier A	LiDAR components	A global provider of products, services, and solutions to industrial and commercial users of electronic components and enterprise computing solutions	2018	43,456	5.8%
3	Supplier F	LiDAR components	A leading manufacturer of precision optical instruments and optical components in China	2020	38,316	5.1%
4	Supplier G	LiDAR components	A world leader in specialty foundry	2019	27,291	3.6%

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Rank	Supplier	Type of products/ services provided	Supplier Background	Year of Commencing Business Relationship	Purchase amount	% of our total purchase
					(RMB’000)
5	Supplier C	LiDAR components	A company specializing in providing comprehensive solutions for optical modules	2019	26,924	3.6%
Total					199,755	26.6%
Year ended December 31, 2024
1	Supplier B	LiDAR components	A leading platform in electronic component distribution, customized module design, field application support, and providing technical services to the industry	2018	88,241	9.3%
2	Supplier F	LiDAR components	A leading manufacturer of precision optical instruments and optical components in China	2020	67,350	7.1%
3	Supplier D	LiDAR components	A leading manufacturer of integrated optical components and products manufacturer in the world	2019	40,192	4.2%
4	Supplier H	LiDAR components	A company that specializes in SPAD-based dToF sensor chips and system solutions	2020	32,464	3.4%
5	Supplier I	LiDAR components	A global leader in the manufacturing of exterior and structural automotive parts	2021	31,934	3.4%
Total					260,181	27.4%
Three months ended March 31, 2025
1	Supplier D	LiDAR components	A leading manufacturer of integrated optical components and products manufacturer in the world	2019	15,556	6.3%
2	Supplier I	LiDAR components	A global leader in the manufacturing of exterior and structural automotive parts	2021	11,473	4.7%
3	Supplier F	LiDAR components	A leading manufacturer of precision optical instruments and optical components in China	2020	11,317	4.6%
4	Supplier J	LiDAR components	A leading provider of precision manufacturing in China	2024	10,482	4.3%
5	Supplier K	LiDAR components	A leading professional service provider focusing on the global semiconductor distribution industry	2022	8,395	3.4%
Total					57,223	23.3%

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All of our top five suppliers in each year/period during the Track Record Period are Independent Third Parties. None of our Directors or any Shareholder who, to the knowledge of our Directors, owns more than 5% of our issued share capital immediately following completion of the [REDACTED] nor any of their respective associates had any interest in any of our top five suppliers in each year/period during the Track Record Period.
Although most raw materials and key components essential to our products are generally available from multiple sources, a few components, such as automotive grade chips, may at times be subject to industry-wide shortage, significant pricing fluctuations and long supply cycles. See “Risk Factors — Risks Related to Our Business and Industry — We are susceptible to supply shortages, long lead times, and increased costs of raw materials and key components, any of which could disrupt our supply chain and could delay deliveries of our products to customers.” During the Track Record Period, we purchased semiconductor chips in the aggregate amounts of RMB246.2 million, RMB157.4 million, RMB213.8 million and RMB61.1 million in 2022, 2023, 2024 and the three months ended March 31, 2025, respectively. The semiconductor chips we procure generally have an expected lifespan of 10 years or more, which may vary depending on the specific chip design, storage conditions and usage. As of the Latest Practicable Date, all semiconductor chips procured by us were either in use or held in inventory for planned future production. No obsolete semiconductor chip inventory had been identified, and we do not expect any material obsolescence of our chip inventory in connection with the continued development and launch of new LiDAR products. Thanks to our robust relationships with our suppliers and our proactive supply chain measures, including continuous monitoring and timely inventory adjustments, during the Track Record Period and up to the Latest Practicable Date, we did not encounter any material disruption to our business as a result of shortage or delay in the supply of raw materials and key components. During the Track Record Period and up to the Latest Practicable Date, as the price of key materials and components, including chips, we procured was relatively stable, we also did not experience any material price fluctuations of key components and materials.
Purchases from suppliers outside of China for each of 2022, 2023, 2024 and the three months ended March 31, 2025 accounted for 37.6%, 22.0%, 18.1% and 10.0%, respectively, of our total purchases during the same periods. During the Track Record Period, we primarily outsourced semiconductor chips overseas. We do not rely on key components or materials that are broadly prohibited or subject to heightened trade restrictions under U.S. or other applicable export control regimes. Where components are subject to export controls, they are sourced in compliance with applicable trade regulations, including the Export Administration Regulations (EAR). During the Track Record Period, we did not procure any items subject to the EAR that would require a license for the relevant suppliers to sell to our Group. To ensure ongoing compliance with applicable export control regimes, we incurred costs related to export control compliance of approximately nil, US$314,000, US$302,000, and US$4,000 in 2022, 2023, 2024, and the three months ended March 31, 2025, respectively. Furthermore, we have established a diversified procurement strategy, including multi-sourcing arrangements and inventory planning, to mitigate potential supply disruptions. We conduct regular reviews of our supply chain to ensure continued compliance with applicable trade and export control laws and to proactively address any emerging and evolving regulatory risks. Accordingly, during the Track Record Period and up to the Latest Practicable Date, trade restrictions imposed by the U.S. or foreign jurisdiction did not cause disruptions to our business or affect our financial performance. To the best knowledge of the Company, our Directors do not anticipate any material disruption to our business operations or material adverse impact on our financial performance going forward due to trade restrictions imposed by the U.S. or foreign jurisdiction considering that: (i) the components we procure do not require specific export licenses and (ii) we have adopted a diversified procurement strategy, including sourcing from qualified alternative suppliers in China and other jurisdictions. Based on the due diligence conducted by the Joint Sponsors, nothing has come to their attention that would reasonably cause them to disagree with the Directors’ view that the Directors do not anticipate any material disruption to the Company’s business operation or material adverse impact on the Company’s financial performance going forward due to trade restrictions imposed by the U.S. or foreign jurisdiction.
We enter into supply and pricing agreements with our suppliers to secure committed volumes and price stability. In addition, we continue to cultivate and shore up working relationship with key component suppliers

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with the aim of securing stable supply and pricing. We also regularly assess and identify suppliers with potential risk exposure. Once we sense any potential shortage, we may procure and maintain an escalated level of critical raw materials in advance to reduce the impact of potential supply disruptions or cost increases.
We seek to work with key material and component suppliers directly to foster long-term and in-depth cooperation. We enter into framework agreements with some of our suppliers for our key raw materials and components, such as lasers and receivers, where we may negotiate certain customized needs with such suppliers, and suppliers who have a relatively long production cycle. In general, under the framework agreements, we make separate purchase orders and negotiate the prices and volume of each purchase order. The framework agreements typically have a term of 12 months. The agreements will be terminated by mutual agreement, or by other means as set forth in the agreements. The credit period generally ranges from full prepayment to up to 180 days after receipt of goods or services, with payments made through wire transfers or banks’ acceptance bills.
Supply Chain Management
Responsible sourcing and sound supply chain management are essential for us to ensure reliable product quality and sustainability along our supply chain. If we are unable to select quality third-party outsourcing manufacturers and suppliers, or monitor, audit and manage different parties in the supply chain may expose us to risks of suppliers’ non-compliance with applicable laws and regulations and unethical practices, which could diminish our competitiveness and harm our reputation. We have established a supply chain approval process, through which suppliers and outsourcing manufacturers must provide relevant qualifications or certifications, such as their business licenses, production and operation licenses, among others, and demonstrate legal compliance with environmental and social policies prior to approval. If the suppliers or outsourcing manufacturers are not compliant with the applicable laws and regulations regarding safety and quality or commit misconducts, we may terminate our contracts with them. We require that all the products we obtain from outsourcing manufacturers fully comply with applicable national industrial standards.
Logistics and Warehouse
We mainly rely on qualified third-party logistics service providers for the transportation of equipment, supply and our products. We typically store our LiDAR products in our Hertz Center and Maxwell Center after they roll off the product line. Products that have passed quality inspections are delivered to the warehouse, where we implement strict inventory management and control measures, and ultimately ship to locations specified by our customers.
Inventory Management
Our inventories consist of raw materials, work-in-progress, and finished goods. Our products are generally sold on a first-in-first-out basis. To reduce the risk of inventory backlogs, we regularly review our inventory level. We also do regular physical inventory counts and stock checks to identify damaged products or expired or near expired products and to dispose of or stockpile these products. We manage our inventory level by monitoring in real time our production activities and sales orders and also taking into consideration any emerging trends through discussions with our sales and marketing department.
Quality Control
In a landscape defined by world-class standards, we are committed to providing our customers with high-performance products with consistent quality and reliability. With our long history of pioneering LiDAR products, we have cultivated in-house manufacturing and testing capabilities to maintain our high-quality control standards, optimize manufacturing cost structure, speed up the iteration of our product development cycle, and increase the robustness of our supply chain.

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We impose rigorous quality control standards at various stages of our manufacturing process. Materials and components are systematically tested at different stages of our manufacturing process to ensure that they meet our technical specifications. Our commercialized LiDAR products undergo more than 60 stringent reliability tests following OEM standards, including mechanical shock, high temperature degradation, thermal shock, power temperature cycle, and salt spray, among others. These tests help ensure excellent and stable performance of our LiDAR products in harsh environments. We also set key metrics to control the operation of our production line. We hold numerous certifications that demonstrate our quality control capabilities, including but not limited to EMARK, ASPICE CL2, IATF 16949, ISO 9001, ISO 14001, ISO 45001, ISO 21434, ISO 26262 and ISO 21448 certifications. Our products have received six industry first ISO certifications, being the largest number among LiDAR companies as of December 31, 2024, according to CIC. In terms of suppliers, our supply chain team and research and development team cooperate with each other during the selection process to evaluate the suppliers’ capabilities based on factors such as quality, volume delivery, pricing, timeline, and the ability to adapt, among others. With our strict quality control measures, we are able to produce high-quality LiDAR products in-house.
We have received AL3 assessment, the highest level of assessment level by TISAX in February 2023, which means our information security management has met the highest standards of the European automotive industry, allowing us to provide secure and reliable services to major automotive manufacturers. Additionally, the TISAX assessment is recognized as a “information security access certificate” for entering the German automotive supply chain, giving us a competitive edge to expand our business and collaborate with the leading players in the industry. This assessment can also enhance our credibility and reputation, attracting more clients and partners that value security and quality in their operations.
BUSINESS SUSTAINABILITY
We are a global leader in LiDAR solutions. Our products enable a broad spectrum of applications across the ADAS and Robotics markets. Driven by the increased demand for our LiDAR solutions, we experienced rapid financial growth, with our net loss having been narrowed during the Track Record Period as a result of effective cost and scale optimization leveraging our ASIC approach, leading to positive adjusted net income (non-GAAP measure, see “Financial Information — Non-GAAP Measures” of this document) in 2024 and the three months ended March 31, 2025, as shown in the table below. Additionally, we recorded net operating cash inflows in 2023 and 2024.
	For the Year Ended December 31,			For the Three Months Ended March 31,
	2022	2023	2024	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$
				(unaudited)
	(in thousands)
Net revenues	1,202,670	1,876,989	2,077,157	359,120	525,302	72,389
Gross profit	471,987	661,378	884,585	139,222	219,235	30,212
Net loss	(300,765)	(475,968)	(102,376)	(106,925)	(17,549)	(2,418)
Share-based compensation expenses, net of tax	105,219	234,624	116,064	37,800	26,186	3,609
Adjusted net income/(loss) (non-GAAP measure)	(195,546)	(241,344)	13,688	(69,125)	8,637	1,190
Net cash (used in) provided by operating activities	(696,015)	57,261	63,503	(328,622)	(256,990)	(35,411)

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Our net losses during the Track Record Period were primarily due to:
•
Early-Stage Market Development.   The global LiDAR application in ADAS market is still at its early stage of development. In particular, the penetration rate of LiDAR solutions in ADAS market was still developing, which was only 2.5% in 2024, according to CIC. The shipment volume of the vehicle models with our LiDAR incorporated has not fully ramped up. While we recorded rapid revenue growth from ADAS LiDAR products — accounting for 25.7%, 36.7%, 61.4%, and 62.7% of our net revenues in 2022, 2023, 2024 and the three months ended March 31, 2025, respectively — we have not yet achieved sufficient production volume to fully realize economies of scale and to offset our significant costs and operating expenses.

We expect our sales will grow along with the increasing penetration rate of LiDAR solutions in ADAS market. Additionally, as LiDAR adoption in ADAS systems continues to grow, we expect OEMs to place more volume production orders under our design wins, which we believe will drive future revenue growth and enhance our long-term financial sustainability.
•
Significant Investment in Production.   LiDAR manufacturing is an extremely complex process due to high precision engineering, stringent automotive-grade requirements, and the need for cost and yield optimization. We were the first, and remain the only, LiDAR company to engage in in-house manufacturing from day one, according to CIC. We have made substantial investments in expanding and upgrading our production facilities and equipment, incurring capital expenditures of RMB240.4 million, RMB406.7 million, RMB270.4 million and RMB64.9 million (US$9.0 million) in 2022, 2023, 2024 and the three months ended March 31, 2025, respectively.

We believe this approach will yield long-term benefits, including faster iteration, product innovation, cost efficiency, and enhanced quality control, and it has already begun to pay off. For example, we have achieved 100% automation of core processes. Leveraging the efficiency achieved by our in-house manufacturing, our gross margin remained strong during the Track Record Period, despite a decrease in the average selling price of our products.
•
Significant Investment in Research and Development.   LiDAR systems are highly sophisticated instruments that require substantial upfront investment in research and development. We incurred research and development expenses of RMB555.2 million, RMB790.5 million, RMB855.6 million and RMB183.3 million (US$25.3 million) in 2022, 2023, 2024 and the three months ended March 31, 2025, respectively, which accounted for 46.2%, 42.1%, 41.2% and 34.9% of our net revenues during those periods.

From the early stages of our development, we have been committed to in-house research and development of key components and chips for LiDAR. According to CIC, we were the first in the LiDAR industry to establish a dedicated R&D team for ASICs as early as 2017 and were the first to successfully implement an ASIC approach for both the TX module and the RX module — the core of a LiDAR product. These efforts have positioned us among the industry leaders in technological advancements, setting new benchmarks for performance and efficiency.
•
Significant Investment in Talents.   To maintain our leading edge, we must recruit top-tier talent from various fields for our research and development team. Competitive benefits packages and incentives are crucial for attracting and retaining skilled professionals who can drive our innovation and evolution.

We incurred RMB105.2 million, RMB234.6 million, and RMB116.1 million and RMB26.2 million (US$3.6 million) in share-based compensation expenses in 2022, 2023, 2024 and the three months ended March 31, 2025, respectively. Excluding the impact of share-based compensation expenses, we achieved an adjusted net income (non-GAAP measure) of RMB13.7 million and RMB8.6 million (US$1.2 million) in 2024 and in the three months ended March 31, 2025, respectively. See “Financial Information — Non-GAAP Measures” of this document.

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Paths to Profitability
We believe our industry-leading technological innovation supported by our ASIC approach, robust in-house manufacturing capabilities, and diverse blue-chip customer base, have laid a solid foundation for our business growth and sustainability. We have improved, and will continue to improve, our profitability by: (1) driving revenue growth, (2) enhancing cost efficiency, and (3) increasing operating leverage, as detailed below. These efforts are already yielding results.
In addition to narrowing our net losses throughout the Track Record Period, we achieved an adjusted net income (non-GAAP measure, see “Financial Information — Non-GAAP Measures” of this document) of RMB13.7 million in 2024, making us the first LiDAR company globally to attain a full-year non-GAAP net profit, according to CIC. We also generated operating cash inflows of RMB57.3 million and RMB63.5 million in 2023 and 2024, respectively — positioning us as the first publicly listed LiDAR company with positive operating cash flow, according to CIC. These milestones provide compelling evidence of our strategies’ effectiveness and mark a significant step toward sustainable growth and profitability.
Driving Revenue Growth
The global LiDAR industry is projected to continue its growth, with total market revenue expected to reach US$17.1 billion by 2029, representing a CAGR of 61.2% from 2024, according to CIC. Notably, the acceptance of LiDAR solutions in ADAS market is steadily increasing, with more OEMs adopting these technologies. The LiDAR market for ADAS is anticipated to reach US$12.0 billion by 2029, reflecting a CAGR of 63.6%. The penetration rate of LiDAR solutions in the ADAS market is expected to reach 27.9% by 2029, compared with 2.5% in 2024, according to CIC.
In addition, as Robotics applications continue to diversify — spanning Robotaxi, Robobus, Robotruck, commercial logistics and delivery, home services, and agriculture — there is a growing need for advanced autonomous navigation and environmental perception capabilities. This rising demand, in turn, is fueling the growing adoption of LiDAR as a core sensing technology. The LiDAR market for Robotics is also poised for significant growth, with a projected compound CAGR of approximately 60% over the next five years, according to CIC.
We plan to capitalize on this market growth to drive our revenue through the following measures:
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Accelerating Shipment Growth.   As of March 31, 2025, we had secured the highest number of ADAS LiDAR design wins globally, covering 120 vehicle models across 22 OEMs. As LiDAR solution continues to gain traction in ADAS market, we expect to receive additional design wins and volume production orders from both existing and new customers.

We have witnessed consistently strong and rising demand for our LiDAR products, demonstrated by the steady increase in our shipment volumes during the Track Record Period. By September 2022, we became the first LiDAR company globally to achieve 10,000 units shipment volume in a single month; by December 2024, we became the first LiDAR company globally to achieve 100,000 units shipment in a single month, according to CIC.
We expect to continue to expand our customer base, mass produce the design-win vehicle models in our pipeline, and scale up our shipments in the coming years.
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Strengthening and Expanding Partnership with Industry Leaders.   We plan to strengthen and expand partnerships with our industry-leading customers by collaborating closely with them on the next generation of LiDAR products for the ADAS and Robotics markets. Over the last few years, we have established strong relationships with leading automotive, autonomous driving and Robotics customers. Our LiDAR solutions and products have been thoroughly tested and validated by our customers’ deployments in large volumes. We have accumulatively served 1,445 customers in the ADAS and Robotics markets through design wins or product shipment, covering approximately 50 countries and regions as of March 31, 2025.

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We plan to deepen our partnerships by expanding cooperations with our existing customers, especially top customers. For example, we secured an exclusive design win with a top European OEM, launching a multi-year program that will extend into the next decade across both ICE and EV platforms, making us the first Chinese LiDAR provider for global vehicle platforms, according to CIC.
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Continuing to Upgrade and Expand LiDAR Product Portfolio.   We will upgrade our existing models and introduce new products to meet the growing and evolving demands cost-effectively by leveraging our platform-level shared architecture, which enables the reuse of existing modules and accumulated know-how across product generations. This approach significantly accelerate the product development speed while reducing R&D and supply chain costs.

For example, AT128 was developed in about one year — half the time of Pandar128. Our average lead time for product development — from research and development to delivery — is only twelve months, compared to the industry average of one year and a half to two years, according to CIC. Faster development cycle translates into shorter delivery timelines to customers. Additionally, our platform-level sharing also facilitates seamless transition for customers — customers can easily upgrade or switch products without the need for significant redesigns, which fosters customer loyalty and recurring sales.
Enhancing Cost Efficiency
We plan to enhance cost efficiency through the following measures:
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Continuing to Leverage ASIC Approach.   We have designed our proprietary ASICs to integrate the functionality of hundreds of discrete components and greatly simplify the traditional TX/RX architecture. Through ASICs, we can optimize cost by replacing hundreds of discrete off-the-shelf components for manufacturing efficiency and leverage the supply chain to enhance price-to-performance. ASIC approach simplifies product architecture, optimizes design and is positioned for scalability production.

For example, OT128, which is a product designed for Robotaxi industry, replicated the ASIC-based design of AT128. It achieves a 66% reduction in components and a nearly 95% decrease in key production time as compared to Pandar128, a signature mechanical LiDAR product. Our ASIC approach continues to drive product development and production line iteration, helping us achieve significant cost reductions in the manufacturing process of our flagship products, particularly the AT series and XT series.
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Reducing Costs with Platform-Level Shared Architecture.   Our platform design enables us to maximize the sharing of technological achievements, material supply chains, and manufacturing production lines. Our platform thinking is used not only in the architecture design within the same series as well as cross series and cross categories. For example, in the AT and ET product series, 70% of the components and parts can be shared, significantly reducing supply chain costs and research and development costs; OT128, which is a product designed for robotaxi industry, also replicated our ASIC-based design of AT128, which is an ADAS product, makes OT128 highly scalable for robotaxi commercialization. Through platform approach, we plan to continue to leverage on the broad spectrum of know-how we have accumulated in LiDAR technology to support the development of a diverse range of product offerings cost-effectively.

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Achieving Economies of Scale with Robust In-house Manufacturing Capabilities.   We believe that we have the opportunity to establish high margin unit economics when operating at scale. We have made significant investment in our in-house manufacturing capabilities, achieving 100% automation rate in our core production processes. Given the complexity and high level of expertise required to manufacture LiDAR products, our highly automated and integrated in-house manufacturing helps ensure agile product development while consistently delivering high-performance, reliable products at competitive prices.

We will continue to increase in-house plant capacity utilization rate by securing more design wins to obtain economies of scale. Additionally, we will enhance the level of automation in the assembly,

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calibration, and testing processes, while streamlining manufacturing. These efforts will further enable us to realize the affordability and widespread adoption of our LiDAR products.
Improving Operating Efficiency
During the Track Record Period, we witnessed a gradual decline of operating expenses as a percentage of net revenues as shown in the table below.
	Year Ended December 31,			Three Months Ended March 31,
	2022	2023	2024	2024	2025
Research and development expenses as a percentage of net revenues	46.2	42.1	41.2	54.1	34.9
Sales and marketing expenses as a percentage of net revenues	8.7	7.9	9.3	11.7	9.6
General and administrative expenses as a percentage of net revenues	16.7	17.1	15.3	19.1	10.3
Other operating income	(0.9)	(1.4)	(13.3)	(7.6)	(6.7)
Total operating expenses as a percentage of net revenues	70.7	65.7	52.5	77.3	48.1
We will leverage our accumulated know-how to enhance research and development efficiency. After years of investments and efforts in R&D, we have substantially completed the key phases of our heavy lifting research and development work related to the establishment of LiDAR architecture, striking a balance among Performance, Quality, and Cost. We expect our R&D expenses as a percentage of net revenues to decrease as we achieve greater economies of scale from the increasing mass production of our LiDAR systems.
In addition to economies of scale, we plan to optimize our sales and marketing expenses by continually evaluating the effectiveness of our marketing strategies.
We also aim to improve our administrative expense structure by enhancing business travel efficiency and maintaining a sustainable team size. As we scale production, we anticipate a further decline in general and administrative expenses as a percentage of net revenues.
Overall, while our absolute operating expenses are expected to increase as our commercialization strategy drives business growth, we anticipate benefiting from enhanced cost efficiency and operating leverage. This is expected to lead to a consistent decline in operating expenses as a percentage of net revenues supporting our long-term sustainability.
RESEARCH AND DEVELOPMENT
Our interdisciplinary team of engineers form the foundation for our continued success. As of March 31, 2025, we had 657 experienced engineers, mostly in our research and development department, amounting to 64.2% of our total employees. 59.2% of our engineers have master’s degrees or above. Our research and development expenses were RMB555.2 million, RMB790.5 million, RMB855.6 million, RMB194.4 million and RMB183.3 million in 2022, 2023, 2024 and the three months ended March 31, 2024 and 2025, respectively, accounting for 46.2%, 42.1%, 41.2%, 54.1% and 34.9% of the net revenues for the same periods.
Our research and development team consists of three departments: Hesai Research Institute, the ASIC center, and the research and development center. Hesai Research Institute undertakes very early-stage research, such as developing proof-of-concept prototypes and exploring the feasibility of new concept LiDARs beyond our current product lines. It also develops fundamental components that are crucial for LiDARs, such as narrow linewidth lasers, integrated optical packaging and scanners. The ASIC center is responsible for developing customized ASICs for next-generation LiDAR products, in alignment with our overall product strategy and product pipeline planning. We were the first LiDAR company to establish a dedicated R&D center for ASICs in 2017 and as of the Latest Practicable Date, we continue to maintain one of the top ASIC

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R&D team among the industry peers, demonstrated by the strategic foresight of our R&D team, the scale of our R&D personnel, R&D investment and early establishment, according to CIC. The research and development center is responsible for the design and development of our LiDAR products. It consists of experts in various areas, such as optics, electronics, mechanics, software, and functional safety, among others. The research and development center works with our business development team to understand customers’ needs and design the LiDAR products according to the desired specifications, and works with our manufacturing team to ensure the manufacturability of our LiDARs. After the development of each product, we summarize the experience and know-how we accumulate during the process into our core technologies, which then expedites the development of our next LiDAR product.
We recruit our engineers globally and place strong emphasis on the recruitment of technology specialists and senior engineers with extensive experience in the industry. We offer rewards to those who have made scientific and technological innovations and achievements, and provide share incentives to our core engineers. We have established various training programs to keep our engineers abreast of the most advanced technologies in the relevant fields.
INTELLECTUAL PROPERTY
We believe that we have significant capabilities in LiDAR design and ASIC R&D. We regard our patents, trademarks, copyrights, know-how, proprietary technologies, domain names, and similar intellectual property as critical to our success. As of March 31, 2025, we had 513 patents granted and 766 pending patent applications in China, and 122 patents granted and 527 pending patent applications in other jurisdictions, such as the United States and Europe. Our patents cover our key technologies, including LiDAR technologies and applications, ASIC technologies, and laser-based gas sensor technologies. As of March 31, 2025, we also had 109 registered trademarks, including “ ” and “Hesai,” in China and overseas countries, and copyrights to 20 software programs in China developed by us relating to various aspects of our operations, and registered domain names, including hesaitech.com. We intend to continue to file additional patent applications with respect to our technology.
For details of our intellectual property rights, see “Appendix IV — Statutory and General Information — Further Information about Our Business — Intellectual Property Rights” in the Listing Application.
We either own or hold the rights to use all intellectual property applied in our products. Substantially all of the intellectual property applied in our products was independently developed by us. In addition, we also hold rights to use certain third-party intellectual property through licensing arrangements or commercial contracts. For instance, we obtain rights to use relevant intellectual property from our suppliers through commercial contracts we enter with them during the development of our products.
We seek to protect our technology and associated intellectual property rights through a combination of know-how, patent, copyright, and trademark laws, as well as internal procedures and policies, and other contractual protections. We enter into confidentiality and non-disclosure agreements with our employees, our suppliers, outsourcing partners, and others to protect our proprietary rights. The agreements we enter into with our employees also provide that all patents, software, inventions, developments, works of authorship, and trade secrets created by them during their employment are our properties. We have employed internal policies, confidentiality agreements, encryptions, and data security measures to protect our proprietary rights. However, there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Risk Factors — Risks Related to Our Business and Industry — We may need to defend ourselves against intellectual property right infringement claims, which may be time-consuming and could cause us to incur substantial costs,” “Risk Factors — Risks Related to Our Business and Industry — We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position,” in the Listing Application and “Risk Factors — Risks Related to Our

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Business and Industry — As our patents may expire and may not be extended, our patent applications may not be granted, and our patent rights may be contested, circumvented, invalidated, or limited in scope, our patent rights may not protect us effectively.”
BUSINESS DEVELOPMENT
We have a dedicated business development team in each of the business areas in charge of the marketing of our LiDAR products to prospective customers. As an integral part of our marketing strategy, we attend large technology conferences and industry expositions to showcase our products, solutions, and our technology. We also focus our marketing efforts on generating word-of-mouth referrals and creating content for marketing on media platforms with the goal of increasing our product exposure and building our reputation. Our marketing content includes high-quality articles and videos developed in-house, which elaborate on our product specifications and technologies. We believe that the combination of our high-quality content and the optimization of our marketing channels, in addition to our digitalized direct sales system, form a virtuous cycle from content marketing to sales leads, which enables us to achieve continued brand exposure and attract high-quality potential customers at relatively low marketing spending.
We sell our LiDAR products primarily through direct offline sales, with only a minimal portion distributed via regional distributors and system integrators. Our website showcases our products for potential customers with insightful product descriptions and reaches our customers globally. We have a dedicated team of salespersons, divided by regions including Asia Pacific, the Americas, and Europe, and others, to pursue and maintain relationships with established regional distributors to tap into offline consumer markets. We believe that sales of our products will be enhanced by knowledgeable salespersons who can convey the value of our revolutionary technologies and demonstrate our products’ high performance. Many salespersons have previously worked at renowned technology companies and have years of sales experience and a foundation of technological knowledge to support their sales activities. We promote our products together with our regional distributors through promotional and branding activities, such as attending industry trade shows and making speeches at conferences.
Pricing Strategies
We price our products considering a variety of factors, such as product positioning, competitive landscape, complexity of technologies embedded, techniques required, raw material costs, planning and budgeting of our target customers and production costs. We closely monitor market trends and adjust our prices based on the competitive landscape in the industry. In particular, our ASIC approach improves production efficiency and reduces costs, which enhances our flexibility and competitiveness in pricing and negotiations with customers amid intense industry competition.
Our pricing strategy for LiDAR products in the ADAS market is designed to be both competitive and sustainable. We seek to offer attractive pricing to our customers while leveraging expected cost efficiencies from ongoing technological innovation and economies of scale.
For our LiDAR products in the Robotics market, we adopt a structured and market-responsive pricing approach. Initial pricing is set by our product managers with reference to market benchmarks, BOM costs, target margins, and customer value expectations. Our pricing structure allows for commercial flexibility, enabling us to accommodate different customer needs and market segments. Each year, typically in the first quarter, our product and finance teams jointly review the pricing framework in light of past sales performance, anticipated cost developments, and evolving market dynamics. Any adjustments are subject to internal approval and are generally implemented in the second quarter, ensuring that our pricing remains both competitive and aligned with long-term value delivery.
The average selling price of our LiDAR units was approximately US$2,000, US$1,100, US$530, US$820 and US$360 per unit in 2022, 2023, 2024 and the three months ended March 31, 2024 and 2025, respectively. The decrease of the average selling price of our LiDAR products during the Track Record Period was due to the shift in product mix and increased shipment volume following the mass production of our LiDAR products

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targeting ADAS market. In particular, the decline of the average selling price in the three months ended March 31, 2025 was mainly attributable to the increased sales of cost-efficient LiDAR products.
OUR ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) INITIATIVES
We believe our continued growth rests on integrating social values into our business. We endeavor to utilize our LiDAR technology and solutions to offer public welfare resources to everyone. We have established various environmental, social and governance initiatives to comprehensively improve our corporate governance and benefit society.
Our ESG Governance
Since our founding, we have adopted as our long-term strategic goal to promote environmental sustainability, support and participate in socially responsible projects, and adhere to a high standard of corporate governance. To effectively manage ESG issues, we have established a three-tier ESG governance framework, comprising of our Board, our management team and an ESG working group.
Our Board takes the overall responsibility for our ESG strategy. They are directly involved in setting up our overall ESG governance management policies, strategies, priorities and targets, reviewing our ESG policies on an annual basis to ensure its effectiveness, and fostering a culture of acting in accordance with our core ESG values.
Our management team, with a solid understanding of current and emerging ESG issues and our business, is responsible for assessing the materiality of ESG issues and related risks to our business and reputation. In alignment with the ESG strategies approved by the Board, our management team is also responsible for articulating specific ESG objectives to the ESG working group. Meanwhile, our management team supervises the implementation of ESG initiatives by the ESG working group and directly reports to the Board on ESG issues. Set forth below are the key responsibilities of our management team:
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ensure that we abide by the latest ESG laws and regulations, including the applicable sections of the Listing Rules, and keep the Board informed of any changes in the laws and regulations and update our ESG policies accordingly;

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assess ESG risks on a regular basis according to applicable laws, regulations and policies, and formulate strategic plans and mitigating measures to ensure our responsibilities with respect to ESG matters are met;

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monitor local environmental, social, and climate changes in regions where we operate and take timely measures to mitigate the risks associated with volatile changes during our daily business operations;

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monitor the implementation of our ESG policies and engage third-party consultants to support us in fulfilling our ESG goals if the management team considers it necessary;

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identify our key stakeholders based on our business operations and understand the stakeholders’ influences and dependence with respect to ESG matters; and

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hold meetings on a regular basis to identify, assess, and manage our progress in achieving our key ESG targets.

Our ESG working group, led by the investor relations department and the HSE (health, safety, and environment) department, consists of representatives from various departments, including but not limited to the executive office, human resources department, public relations department, legal department, internal audit and internal control department, administration department, procurement department, product and research and development department, information security department, customer operations department, and manufacturing department. The ESG working group formulates ESG goals and work plans, identifies ESG risks and opportunities, and reports to management.

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Identification, Assessment and Mitigation of our ESG Risks
During the Track Record Period and up to the Latest Practicable Date, we have not been subject to any fines or other penalties due to non-compliance in relation to health, work safety, social or environmental regulations, and have not had any accident, or claim for personal or property damage made by our employees which had materially and adversely affected our financial condition or business operations.
We actively identify and monitor ESG risks and opportunities that may impact our business, strategy and financial performance and evaluate the magnitude of resulting impact over the short-, medium- and long-term horizon. To better identify, assess and manage our ESG risks, we have established a systematic analysis pathway to form a materiality matrix, comprising four sequential steps: (1) identification: drawing upon national policies, industry focal points and prevailing sustainability reporting standards, we identified key ESG priorities that are relevant to the operation of our business; (2) research: we collected responses from internal and external stakeholders through interviews and online questionnaires; (3) ranking: we analyzed the research results and then ranked the issues by their materiality to both us and external stakeholders; (4) confirmation: taking into account guidance from our management and external experts, we formulated our ESG materiality matrix that clearly demonstrates the importance of each issue to our stakeholders as well as to the business.
We have identified the following ESG risks which we consider material and may have an impact on our business, strategy or financial performance. However, these ESG risks identified have not had and are not expected to have material impact on our business, strategy or financial performance.
Climate Change Adaptation
We attach great importance to the impact of climate change on our financial operations and sustainable development. By examining relevant policies and our internal operations, we have identified climate-related risks and opportunities, assessed their potential impact on various aspects of our operations and development, and developed appropriate countermeasures.
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Physical risks.   Floods, typhoons, storms, and other extreme weather conditions and natural disasters may cause price volatility of raw materials, fluctuation in supply and physical damage to our factories, warehouses and offices, pose safety risks to our staff and lead to delayed product delivery to our customers, among other consequences. Additionally, global warming leading to prolonged high temperatures may increase the risk of heatstroke among employees. The rise in sea levels may increase the risk of flooding in coastal areas, posing a threat to our facilities and disrupting business continuity. To mitigate the physical risks associated with climate-related disasters and safeguard operational stability and continuity, we have put in place a comprehensive emergency management system tailored to extreme weather scenarios. Additionally, we strengthened disaster prevention measures for equipment and infrastructure, continuously improving our ability to respond to extreme climate events.

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Transition risks.   We have identified the transition risks of legal and policy risks, technology risks, market risk, and reputation risk, which may affect our operations and financials in the short to medium term. Against the backdrop of the PRC’s carbon peak and neutrality goals, we may incur additional costs to reduce our carbon footprint. The timing of technology development and deployment, along with the inherent uncertainty of outcomes, may impact the returns on our investment in low-emission technology. Additionally, heightened concern from customers and other stakeholders about response to climate change could impact the image and reputation of companies without climate actions. To address these challenges, we actively conduct carbon auditing and product carbon footprint certification, while formulating and promoting a strategic carbon neutrality plan, to ensure our long-term sustainable development. We aim to understand market demands and provide low-carbon products and services through technological innovation, thus ensuring that we can meet both regulatory requirements and consumer expectations.

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Climate-related opportunities.   Amidst growing environmental consciousness and the escalating emphasis on sustainable practices, the market demand for green and low-carbon products is on the

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rise. We strategically position ourself to capitalize on this trend by focusing on the development of products compatible with new energy vehicles, thereby expanding our revenue opportunities. In the medium- and long-term, we stand to benefit from reduced energy costs in production and operations, leading to enhanced cost efficiency. Additionally, the declining costs of renewable energy sources, such as solar and wind power, are expected to persist. Proactively pursuing renewable energy projects or sourcing renewable energy can effectively mitigate energy-related costs over the medium- to long-term.
We are committed to conserving energy and reducing our carbon footprint. Through improving operating efficiency, we will reduce the use of energy and other natural resources in order to enhance our environmental performance and reduce the negative impact of our operations in relation to climate change. We continuously look for effective ways to reduce energy use and thus our carbon footprint. We monitor environmental, social and climate-related risks and opportunities that may impact on our business, strategy and financial performance and evaluate the magnitude of resulting impact over the short, medium and long-term horizon. We have established a set of environmental risk identification and assessment procedures, including the “Environmental Management Operation Control Procedures” and “Severe Weather Contingency Plan,” to identify environmental risks such as hazardous chemicals, waste, wastewater, and emissions that may arise during the production process. These procedures may involve analyzing the chemical composition of equipment, workplaces, raw materials, intermediate products, and final products, as well as assessing their potential environmental impacts. We have obtained ISO 14001 certification for environmental management systems and ISO 45001 certification for occupational health and safety management systems, and undergoes regular third-party audits. In addition, we conduct third-party greenhouse gas verification and product carbon footprint verification. Our environmental protection measures include self-control systems for energy in production facilities, intelligent sensor lighting, and the use of collected rainwater for green irrigation. Additionally, we utilize solar water heaters to provide hot water for our factories. We take these issues into account when developing our business strategy and may adjust our strategy in a particular region in response to changing environmental, social and climate-related landscapes. See “— Environmental Sustainability Initiatives.”
Environmental Compliance
We are subject to relevant environmental laws and regulations. For details, please refer to “Regulatory Overview — Regulations Relating to Environmental Protection and Work Safety” in the Listing Application. Regulators may impose more stringent environmental requirements and standards on us. For example, we may have to switch to cleaner energy and more energy efficient operating equipment, and further reduce emissions of wastewater and solid pollutants, which may increase our operating costs. We maintain compliance with laws and regulations governing environmental protection in all material respects. We also implement measures for waste, wastewater, and gas management to minimize our negative impact on the environment. These measures include waste sorting and recycling, compliant disposal of hazardous waste through qualified enterprises, wastewater treatment and reuse, as well as gas treatment and emission control. We have also established environmental policies and objectives that outline our commitment to environmental protection and action plans. These include goals and action plans to reduce waste generation, lower energy consumption, and improve resource utilization efficiency. In 2022, 2023 and 2024 and the three months ended March 31, 2025, we incurred compliance costs in connection with applicable environmental rules and regulations of approximately RMB16,000, RMB226,000, RMB195,000 and nil, respectively, including environmental testing expenses and capital investments in environmental protection facilities.
Health and Work Safety
We are subject to relevant health and safety laws and regulations. For details, please refer to “Regulatory Overview — Regulations Relating to Environmental Protection and Work Safety” in the Listing Application. During the Track Record Period, we complied with the relevant applicable occupational health and safety laws and regulations in all material respects in the PRC. We strive to provide a safe working environment for our employees and implement work safety guidelines for all of our employees.

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Supply Chain Management
We strictly adhere to the Bidding Law of the People’s Republic of China and other local laws and regulations in regions where we operate. We have robust internal management policies in place, including the Supplier Development and Management Control Procedures and the Supplier Quality Management Control Procedures. These systems integrate stringent management processes in supplier screening, admission assessment, performance evaluation and communication, thereby ensuring comprehensive management oversight throughout the supply chain.
In accordance with established internal procedures, such as the Supplier Development and Management Control Procedures and the Supplier Quality Management Control Procedures, we conduct comprehensive evaluations and audits of potential suppliers across various dimensions. These assessments include company credibility, quality performance, technical capabilities, production capacity, service capabilities and business continuity planning. Priority is given to establishing partnerships with suppliers certified by internationally recognized standards, with ISO 9001 certification being the minimum requirement. Suppliers in the automotive category are expected to maintain a quality management system in compliance with IATF 16949, emphasizing efficiency, continuous improvement and zero defects.
We also take into considerations of suppliers’ environmental and social performance into the admission process, favoring suppliers with ISO 14001 environmental management system certification. While ensuring product performance and safety, mechanical and optical component suppliers are permitted to utilize recycled materials to a certain extent. Furthermore, we explicitly outline in our General Terms and Conditions of Purchase that suppliers must strictly comply with all applicable laws and regulations related to the prohibition of child labor and forced labor, labor rights protection, occupational health and safety, information security, business ethics and environmental safety. Suppliers are expected to uphold their corporate social responsibilities and environmental obligations. Additionally, we require all suppliers to sign a Statement of Compliance, thereby obligating them to comply with our anti-corruption and anti-bribery policies.
We conduct quarterly assessments of supplier performance, evaluating various aspects such as product quality, delivery, service and information security. Suppliers consecutively failed our assessments face removal from the supplier list. Additionally, annual on-site audits of the quality management system are conducted to ensure the effective operation of suppliers’ quality management systems.
In addition to routine performance assessments and audits, we conduct weekly reviews of supplier delivery plans to proactively identify potential delivery disruptions, including environmental and social risks. Should any supply issues arise, we promptly implement emergency plans to ensure continuity of operations.
Technology Innovation and R&D
Continuous investment in R&D is essential for us to cultivate robust technical prowess and realize rapid growth. To streamline product management across concept development, R&D, production, and after-sales service, we have introduced the “Hesai Product Development Process” (HPD).
We begin during the R&D phase by formulating foundational technology development plans and conducting pre-research, continuously monitoring market conditions and LiDAR technology trends. We then formulate specific product development plans based on market demand and the status of foundational technological reserves. Following this, in accordance with the product development plan, we undertake tasks such as conceptual design, architectural design, subsystem design and testing, as well as prototype production and testing, ultimately culminating in product development.
Relying on industry-leading R&D investments, we have accumulated abundant research achievements across various facets of LiDAR, including general LiDAR systems, foundational LiDAR technologies, laser-based gas sensor technologies and ASIC technologies.
Environmental Sustainability Initiatives
We recognize the importance of contributing to sustainable development for the benefit of our society and environment. With this in mind, we encourage our employees and partners to reduce their energy

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consumption and carbon footprint, and we promote the use of environmentally friendly technology. We strive to minimize the impact of our operations on the environment and promote sustainability and environmental awareness at all levels of our organization. We employ internal environmental protection and procedures to help minimize the use of hazardous materials, energy, and other natural resources, and to minimize the generation of waste. In addition, we implement various environmental protection measures to manage our manufacturing processes, including installation of cotton filter and activated carbon adsorption devices to appropriately dispose of the manufacturing waste. We also cooperate with qualified third-party waste disposal service providers for other waste, including waste glue, waste alcohol, waste filter cotton, waste activated carbon, and waste packaging barrels. In August 2024, we released our inaugural Environmental, Social and Governance (ESG) Report detailing our ESG strategy, achievements and progress toward our longstanding ESG goals for sustainable development.
Metrics and Targets
Our Board sets targets for each material KPI at the beginning of each financial year in accordance with the disclosure requirements of Appendix C2 to the Listing Rules and other relevant rules and regulations upon [REDACTED]. The relevant targets on material KPIs will be reviewed on an annual basis to ensure that they remain appropriate to the needs of our Group. In setting targets for the KPIs, we have taken into account their respective historical levels and have considered our future business expansion thoroughly and prudently with a view of balancing business growth and environmental protection to achieve sustainable development.
We monitor the following indicators to assess and manage our environmental and climate-related risks arising from our business operations.
	For the Year Ended December 31,			For the Three Months ended March 31,
	2022	2023	2024	2025
Total electricity consumption (MWh)	11,756.22	22,161.73	29,683.91	6,067.38
Intensity of electricity consumption (MWh/RMB million)	9.78	11.81	14.29	11.55
Total water consumption (ton)	44,251	70,955	97,737	19,673
Intensity of water consumption (ton/RMB million)	36.8	37.8	47.1	37.5
Hazardous waste (ton)	4.38	3.83	5.98	3.09
Hazardous waste intensity (ton/RMB million)	0.004	0.002	0.003	0.006
Non-hazardous waste (ton)	559.15	756.65	790.98	229.55
Non-hazardous waste intensity (ton/RMB million)	0.5	0.4	0.4	0.4
Waste water (ton)	35,401	56,764	73,867	15,738
Total greenhouse gas emissions (tCO2e)	6,717.3	12,649.4	15,940.8	3,257.1
Greenhouse gas emission intensity (tCO2e/RMB million)	5.59	6.74	7.67	6.20
Scope 1 greenhouse gas emissions (tCO2e)	12.74	12.31	14.01	1.73
Scope 2 greenhouse gas emissions (tCO2e)	6,704.57	12,637.09	15,926.75	3,255.35

Note:
(1)
Scope 1 greenhouse gas emissions refer to direct automotive gasoline combustion emissions, and the conversion factors for the calorific value of energy consumption for each type of energy are referenced to the Guidelines on Greenhouse Gas Emission Accounting Methods and Reporting of Electronic Equipment Manufacturing Enterprises issued by the National Development and Reform Commission

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(NDRC). Scope 2 greenhouse gas emissions are indirect greenhouse gas emissions from purchased electricity. When calculating the greenhouse gas emissions, the electricity emission factor refers to the Notice on the Management of Corporate GHG Emissions Reporting in Power Generation Industry from 2023 to 2025 issued by the Ministry of Ecology and Environment of the People’s Republic of China.
During the Track Record Period, we recorded increases in several ESG-related indicators, including total electricity consumption and its intensity, total water consumption and its intensity, wastewater discharge, non-hazardous waste generation, total greenhouse gas emissions and Scope 2 greenhouse gas emissions. Hazardous waste, the intensity of hazardous waste and Scope 1 greenhouse gas emissions also increased from 2023 to 2024 following a decrease from 2022 to 2023. These increases were primarily attributable to the expansion of our production facilities, increased workforce, and ramp-up of production capacity to support our business growth.
We are committed to improving our environmental performance by optimizing our energy structure, enhancing energy conservation and efficiency, as well as ensuring management assurance to support our long-term carbon neutrality strategy. To achieve these objectives, we have implemented various measures, including increasing the use of renewable energy sources such as solar photovoltaic (PV) power and encouraging our supply chain partners to adopt carbon reduction initiatives. Moving forward, we will continue to drive GHG emission reduction efforts, collaborating with employees, supply chain partners and other stakeholders to implement emission reduction initiatives and jointly achieve the goal of carbon neutrality.
Based on our assessment of historical energy consumption and emission levels and industry benchmarks, we have set the following specific environmental targets:
Strategy Theme	Target
Structure Optimization	By 2050, we target 100% renewable energy usage and net-zero emissions for products globally.
Energy Conservation and Efficiency Enhancement	By 2050, we aim to improve energy efficiency by 40% and reduce material usage by 40%.
Resource Management and Carbon Emissions
We strictly adhere to the Energy Conservation Law of the People’s Republic of China and other applicable laws and regulations. We are committed to improving energy efficiency through robust energy management initiatives. We have an energy management system in the factory to monitor energy consumption in real time. It applies a building automation system to centralize the management of energy-consuming equipment such as production equipment, fans, pumps, air conditioning systems and lighting fixtures. By collecting data on actual energy consumption from terminal sensors, we optimize distribution on demand, thereby enhancing energy efficiency.
In addition, we integrate renewable energy sources and have installed thermal energy storage facilities on the roof of our factory, which can convert solar energy to thermal energy for equipment operation. Solar-powered streetlights within the factory further augment the energy supply in response to sunlight conditions.
We prudently manage water resources throughout our production and operations. Utilizing a rainwater collection system installed at the factory, we collect rainwater runoff from building roofs and road surfaces. This harvested rainwater undergoes purification and is then utilized for afforestation irrigation and site flushing within the factory, effectively reducing reliance on tap water.
We remain steadfast in our commitment to sustainable practices, with our products obtaining various environmental certifications, including the E.U. REACH (Registration, Evaluation, Authorization and Restriction of Chemicals) Certificate and the ELV (End-of-Life Vehicles) Certificate. We actively apply environmentally friendly materials in product design, for example, considering the use of recycled aluminum

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ADC12 in the design of components such as the base and cover of the LiDAR products. We also utilize renewable materials in product packaging.
We have formulated a Green Office Code to encourage a low-carbon office environment. This initiative involves the adoption of energy-efficient LED lamps and sensor lighting, along with the implementation of temperature control measures for air conditioning to reduce energy consumption. Additionally, energy-saving signage is prominently displayed in office areas, serving as reminders for employees to turn off office equipment, air conditioners and lights when they leave the office. We also encourage a paperless office environment and advocate double-sided printing to raise employees’ awareness of resource conservation.
We uphold a green development philosophy in our transportation operations, actively promoting green logistics initiatives to reduce exhaust emissions. New energy vehicles are the preferred means of transport for shorter distances. We mandate a loading rate of over 85% for all vehicles used in full truckload transportation, with fuel-powered vehicles required to meet the emission standards outlined in GB18565 and GB1589. Additionally, we optimize logistics efficiency by coordinating the simultaneous delivery and collection of goods to and from the same destination. This practice streamlines the transportation of raw materials between factories and reduces overall transport frequency.
Furthermore, to achieve the carbon neutrality goals, we regularly engage in ISO 14064 greenhouse gas verification. A number of our LiDAR products have obtained carbon footprints ISO 14067 verification.
Waste Management
Strictly adhering to the Law of the People’s Republic of China on the Prevention and Control of Atmospheric Pollution and other relevant laws and regulations, we ensure that waste gases from all sources undergo effective treatment through corresponding waste gas collection and treatment facilities in accordance with relevant standards. During production and operations, dust generated from cutting processes is treated with a cartridge filter before discharge. Similarly, organic waste gases and particulate matter from welding, dispensing and scrubbing activities are processed through exhaust funnels equipped with filter cotton and activated carbon adsorption apparatuses in accordance with relevant standards. Filter cotton and activated carbon are replaced regularly.
We have achieved effective control over the collection and disposal of our solid waste, strictly adhering to the Law of the People’s Republic of China on Prevention and Control of Environmental Pollution by Solid Waste and other applicable laws and regulations. Among our solid waste, hazardous waste mainly includes waste glue, waste alcohol, waste activated carbon and waste packaging drums. These are responsibly disposed of by qualified companies. Industrial solid waste, including welding slag, waste parts, non-conforming goods and waste packaging materials, undergo regular recycling and reuse processes facilitated by recycling facilities. Domestic waste is centrally collected and disposed of by the sanitation department.
Corporate Social Responsibilities
Apart from identifying and mitigating ESG risks related to our business, we are proactive in undertaking social responsibilities mainly by providing equal employment opportunities and promoting diversity, investing in our employees’ professional development, implementing a stringent anti-corruption mechanism, engaging in responsible marketing and bonding with local communities.
Equal Opportunities and Diversity
We are on a continuous journey to the improvement of wellbeing of everyone working with and for us. We foster inclusion and equality among employees from all backgrounds, regardless of employment type (full-time or part-time), religion, age, gender, sexual minorities, disability, sexual orientation, citizenship status and parental status, among others. We believe that diversity, including but not limited to gender diversity, is important to us in thriving in the business environment. Hence, we consider diversity in determining the

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composition of our senior management and our Board. For example, as of March 31, 2025, approximately 27% of our employees are female. Our Board is also diverse, with three female directors.
Professional Development
We invest in people and help them prosper. To ensure our employees have an exciting and rewarding career path and become well-rounded professionals, we support them in the following ways: (i) providing our employees with guidance before their appraisal interviews; (ii) offering our employees of different career levels customized training and coaching via our online e-learning system on topics ranging from our internal policies and standards, brand story and industry insights to communication and leadership skills; and (iii) organizing in-class training programs as needed, such as the senior management leadership program.
Anti-corruption
We comply with the laws and regulations in the PRC regarding anti-corruption. In addition, we have adopted and strictly implemented our internal anti-corruption policies. Pursuant to our anti-corruption policies, any employee who takes a bribe from any business partner for the purpose of getting business will be subject to penalties or termination of labor contracts. We also expect the same ethical practice by our business partners and their respective suppliers, evidenced by the fact that we require our business partners to sign our Statement of Compliance. In addition, we have imposed a whistleblowing procedure that allows employees to report actual or suspected wrongdoing. The identities of the whistle blowers are kept strictly confidential.
COMPETITION
The major downstream markets for LiDAR applications, including ADAS and Robotics markets, are rapidly evolving and competitive, with many potential applications under development. As a result, although we believe that we have the market-leading LiDAR technology, we face competition from a range of companies developing LiDAR products for these applications, some of which may have similar offerings. Our primary competitors include Tier 1 suppliers who also provide LiDAR products and existing LiDAR companies. See “Industry Overview — LiDAR Applications in the ADAS Market — Competitive Landscape of the Global LiDAR Applications in the ADAS Market” and “— LiDAR Applications in the Robotics Market — Competitive Landscape of the Global LiDAR Applications in the Robotics Market.”
We believe that we are strategically well-positioned in our market, and we compete with others favorably based on our advanced LiDAR technology that delivers strong results in Performance, Quality, and Cost, automotive grade manufacturing process, and strong research and development capabilities. Additionally, we expect our product costs per unit to continue to decrease over time as production volume expands and our technologies develop.
EMPLOYEES
We had a total of 1,024 employees as of March 31, 2025. The following table sets forth the numbers of our employees categorized by function as of March 31, 2025.
Function	Number of Employees	Percentage
Research and development	547	53.4%
Production and supply chain	173	16.9%
Management	52	5.1%
Sales and marketing	105	10.3%
Others	147	14.4%
Total	1,024	100.0%

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As of March 31, 2025, we had 995 employees based in mainland China and 29 overseas employees, and we also had 1,055 contracting workers primarily in our manufacturing facilities in China.
Our success depends on our ability to attract, motivate, train, and retain qualified personnel. We adopt high standards and strict procedures in our recruitment, including campus recruitment, online recruitment, internal referral and recruitment through executive search, to satisfy our demands for different types of talents. We recruit employees based on their educational background, relevant experience in similar positions and professional qualifications, as well as our expansion strategy and job vacancies. We offer our employees competitive salaries, performance-based cash bonuses and equity-based incentives, and create an environment that encourages self-development. We have generally been able to attract and retain qualified personnel and maintain a stable core management team. We also offer comprehensive training and development programs on topics critical to our business operations. Employees from different positions have different training arrangements that cover a wide range of subjects. Through such training, we ensure that our employees’ skill sets remain up to date. We are committed to making continued efforts to provide an admirable working environment to our employees.
As required by regulations in mainland China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, work-related injury insurance, medical insurance and housing insurance. We are required under mainland China law to make contributions to employee benefit plans for our mainland China-based employees at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.
We enter into standard labor contracts and confidentiality agreements with our employees. As of the Latest Practicable Date, we have not experienced any significant labor disputes. None of our employees are represented by labor unions.
PROPERTIES AND FACILITIES
We are headquartered in Shanghai, China, and have offices across China and in other countries globally. As of March 31, 2025, we owned land use rights with respect to one parcel of land in Shanghai, China with a total area of approximately 26,615 square meters, for a term expiring on March 30, 2071. We have constructed our Maxwell Center on this parcel of land, which serves as our in-house research and development and intelligent manufacturing facility. In addition, we own an industrial raw land parcel in Thailand of approximately 25,600 square meters through Hesai (Thailand) Limited.
As of March 31, 2025, we leased five properties with a total floor area of approximately 37,370 square meters, which are used primarily as office space, warehouses, maintenance facility, and R&D and manufacturing facility in China. We lease our premises under operating lease agreements from independent third parties. We believe that there is sufficient supply of properties in China, and thus we do not rely on existing leases for our business operations. The following table sets forth a summary of the material properties leased by us as of March 31, 2025.
Location	Approximate Space	Use	Lease Term
	(square meters)
Shanghai, China	7,080	Office space	Six years
Hangzhou, China	28,140	Research and development and manufacturing facility	Four and a half years
Shanghai, China	1,000	Warehouse	Two years

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The above properties are used for non-property activities as defined under Rule 5.01(2) of the Listing Rules. As of March 31, 2025, each of our property interests had a carrying amount less than 15% of our consolidated total assets. Therefore, according to Chapter 5 of the Listing Rules and section 6(2) of the Companies (Exemption of Companies and Prospectuses from Compliance with Provisions) Notice (Chapter 32L of the Laws of Hong Kong), the prospectus in the Listing Application is exempted from compliance with the requirements of section 342(1)(b) of the Companies (Winding Up and Miscellaneous Provisions) Ordinance in relation to paragraph 34(2) of the Third Schedule to the Companies (Winding Up and Miscellaneous Provisions) Ordinance, which require a valuation report with respect to all our interests in land or buildings.
INSURANCE
We maintain insurance policies that we consider to be in line with market practice and adequate for our business. In addition to providing social security insurance for our employees as required by mainland China law, we also provide supplemental commercial medical insurance for some of our employees. We maintain a comprehensive general liability insurance covering products liabilities arising from obligations in relation to bodily injury and property damage. In line with general market practice, we do not maintain any business interruption insurance, which is not mandatory under the laws of the mainland China. We do not maintain key-man life insurance or insurance policies covering damages to our IT infrastructure or information technology systems. See “Risk Factors — Risks Related to Our Business and Industry — We have limited insurance coverage, which could expose us to significant costs and business disruption.”
COMPLIANCE AND LEGAL PROCEEDINGS
Compliance
During the Track Record Period and up to the Latest Practicable Date, we had not been and were not involved in any material non-compliance incidents that have led to fines, enforcement actions, or other penalties that could, individually or in the aggregate, have a material adverse effect on our business, financial condition, and results of operations.
Legal Proceedings
Ouster vs. Hesai Litigations and Arbitration
In August 2019, Velodyne Lidar, Inc., or Velodyne, filed lawsuits against the Company in the United States Federal District Court for the Northern District of California and the United States International Trade Commission for patent infringement. In November 2019, the Company also filed a lawsuit against Velodyne in the Regional Court of Frankfurt/Main, Germany, and in April and May 2020, the Company filed several lawsuits against Velodyne in Shanghai Intellectual Property Court for patent infringement. The aforementioned legal proceedings are collectively referred to as the “Hesai-Velodyne Litigations.”
On June 24, 2020, we and Velodyne entered into a settlement and patent cross license agreement (the “Hesai-Velodyne Agreement”), to settle all matters fully and finally in the Hesai-Velodyne Litigations, and to enter a global cross-licensing relationship based on then existing and all future patents and patent applications of both parties. Pursuant to the Hesai-Velodyne Agreement, both parties have agreed to a global cross licensing encompassing a broad range of 360° surround-view LiDAR sensors, for a duration of 10 years until 2030. Under the terms of this agreement, we agreed to pay Velodyne a one-off settlement fee and an annual royalty fee through 2030. For details regarding the basis for calculating the royalty fee, see “Financial Information — Contractual Obligations.” As of the Latest Practicable Date, all legal proceedings concerning the Hesai-Velodyne Litigations were terminated.
In early 2023, Velodyne and Ouster completed a merger and the successor company keeps the name of Ouster. On April 11, 2023, Ouster, Inc. filed a complaint against Hesai Group and Hesai Technology Co., Ltd. in the United States District Court for the District of Delaware for alleged patent infringement relating to the

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production, use, sale and/or importation of certain LiDAR systems and/or components thereof (captioned Ouster, Inc. v. Hesai Group and Hesai Technology Co., Ltd., No. 1:23-cv-00406-CFC). Relatedly, on the same day, Ouster, Inc. filed a complaint with the U.S. International Trade Commission (“ITC”), requesting that the ITC institute an investigation into Hesai Group, Hesai Technology Co., Ltd., and Hesai Inc. (collectively, “Hesai Defendant”), pursuant to Section 337 of the Tariff Act of 1930 for substantially similar allegations. On May 30, 2023, the United States District Court for the District of Delaware ordered a stay of case No. 1:23-cv-00406-CFC in response to Hesai Defendant’s motion. On July 14, 2023, the parties filed a joint motion to suspend all case deadlines in the ITC investigation by a period of three months, which the presiding
Administrative Law Judge granted on July 17, 2023. On May 12, 2023, Hesai Defendant filed a request for arbitration before Judicial Arbitration and Mediation Services, or JAMS, against Ouster, Inc. On August 24, 2023, the presiding Administrative Law Judge issued an order granting Hesai Defendant’s motion to terminate the ITC investigation (the “Order”). On October 10, 2023, the ITC affirmed the Order and terminated the investigation into the alleged patent infringement initiated by Ouster, Inc. After submitting initial rounds of briefing, the arbitration hearing occurred in November 2024. As requested by the Tribunal, both parties submitted post-hearing briefing in December 2024 and January 2025. In late March 2025, the arbitration tribunal issued a confidential interim decision, finding that Ouster was subject to the Hesai-Velodyne Agreement. As a result, in May 2025, the District Court of Delaware dismissed Ouster’s patent infringement case without any conditions, financial settlement or injunctive relief imposed.
Class Action
On April 7, 2023, the Company and certain of our officers, directors, authorized U.S. representative, and IPO underwriters were named as defendants in a putative securities class action filed in federal court, captioned Pacella v. Hesai Group, et al., No. 1:23-cv-02634 (U.S. District Court for the Eastern District of New York). The plaintiff in this case alleges that Company’s registration statement and prospectus (“Offering Documents”) filed in connection with its February 2023 initial public offering (“IPO”) in the United States contained false or misleading statements in violation of Sections 11, 12(a)(2) and 15 of the U.S. Securities Act. Specifically, plaintiff claims that the Company’s Offering Document contained false and/or misleading statements and/or failed to disclose (i) the extent of the Company’s gross margin decline in the fourth quarter of 2022, (ii) the impact of a lower in-house plant capacity utilization rate on the Company’s product mix, (iii) the impact of such lower utilization rate on gross margin, and (iv) the lower in-house utilization rate in the description of the Company’s manufacturing facility. In February 2024, the case was transferred to U.S. District Court for the Southern District of New York, under the case caption Pacella v. Hesai Group, et al., No. 1:24-cv-00876. As of the Latest Practicable Date, the court had yet to appoint lead plaintiff for this class action. As the case is still in its preliminary stage, we cannot predict its timing, outcome, potential damages, or expenses that may be incurred. There can be no assurance that we will be able to prevail in our defense. Any adverse outcome of this class action could result in payments of substantial monetary damages or fines and divert our management’s attention from the day-to-day operations, and thus have a material adverse effect on our business, financial condition, results of operation, share price, cash flows and reputation. See “Risk Factors — Risks Related to Our Business and Industry — We and certain of our directors and officers have been named as defendants in a putative shareholder class action lawsuit, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”
DoD Litigation
On January 31, 2024, we were placed on the list of Entities Identified as Chinese Military Companies Operating in the United States under Section 1260H of the William M. Thornberry National Defense Authorization Act for Fiscal Year 2021 by the United States Department of Defense. On May 13, 2024, we filed a complaint to challenge the listing, alleging that DoD exceeded its authority under Section 1260H, acted arbitrarily and capriciously under the Administrative Procedure Act, and violated the U.S. Constitution in both adding and failing to remove us from the Section 1260H List. After filing the lawsuit, we received DoD’s decision memorandum, which we believe fails to justify the accusation that we are associated with the Chinese military. In light of the ongoing harms caused by the listing, we asked the DoD to agree to an expedited

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summary judgment briefing schedule, and on July 3, 2024, we filed a motion for summary judgment. On October 15, 2024, DoD removed us from the Section 1260H List, but on the same day, added us back to the Section 1260H List based on a new rationale. We believe that the decision memorandum for the second listing still fails to justify the accusation that we are associated with the Chinese military. We filed an amended complaint challenging the second listing on the ground that it violates the Administrative Procedure Act and the U.S. Constitution on November 15, 2024, and a motion for summary judgment on December 9, 2024. On March 20, 2025, the court held a hearing on our summary judgment motion in Washington, D.C. On July 11, 2025, the U.S. District Court for the District of Columbia issued a decision upholding the DoD’s designation of us as a “Chinese Military Company.” We believe that the DoD’s designation lacks both factual and legal bases. On July 13, 2025, we filed Notice of Appeal to the U.S. Court of Appeals, challenging the District Court’s decision. As of the Latest Practicable Date, we remain on the Section 1260H List and we are unable to predict the outcome of the appeal. The designation of an entity on the Section 1260H List does not, in and of itself, impose any legal prohibitions on investment activities by U.S. persons. Therefore, being designated on the Section 1260H List does not trigger delisting from any U.S. stock exchange.
In addition, we may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. Litigation or any other legal or administrative proceeding, regardless of the outcome, may result in substantial cost and diversion of our resources, including our management’s time and attention. See “Risk Factors — Risks Related to Our Business and Industry — We may need to defend ourselves against intellectual property right infringement claims, which may be time-consuming and could cause us to incur substantial costs” in the Listing Application and “Risk Factors — Risks Related to Our Business and Industry — We, our directors, management, employees and shareholders and their affiliates may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations, and financial condition.”
RISK MANAGEMENT AND INTERNAL CONTROL
We have adopted and implemented comprehensive risk management policies in various aspects of our business operations such as financial reporting, information system, internal control, human resources, and investment management. Furthermore, we conduct periodic review of the implementation of our risk management policies and internal control measures to ensure their effectiveness and sufficiency. Our Board is collectively responsible for establishing and implementing such risk management mechanisms and overseeing our overall risk management.
Financial Reporting Risk Management
We have in place a set of accounting policies in connection with our financial reporting risk management, such as financial report management policies, treasury management policies, and reimbursement management policies. We have various procedures in place to implement accounting policies, and our financial department reviews our management accounts based on such procedures.
Information System Risk Management
See “— Data Security and Privacy.”
Human Resources Risk Management
We provide regular and specialized training tailored to the needs of our employees in different departments. Through these trainings, we ensure that our staff’s skill sets remain up-to-date and enable them to discover and meet our customers’ needs. We have in place an employee handbook approved by our management and distributed to all our employees, which contains internal rules and guidelines regarding best commercial practice, work ethics, fraud prevention mechanism, negligence, and corruption.

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Audit Committee Experience and Qualification and Board Oversight
We have established an audit committee to monitor the implementation of our risk management policies across our Company on an ongoing basis to ensure that our internal control system is effective in identifying, managing, and mitigating risks involved in our business operations. The audit committee consists of three independent non-executive Directors, namely, Ms. Yi Zhang, Dr. Jie Chen and Mr. Jia Ren, with Ms. Zhang being the chairperson after the completion of this [REDACTED]. For the professional qualifications and experiences of the members of our audit committee, see “Directors and Senior Management — Directors.”
We also maintain an internal audit department that is responsible for reviewing the effectiveness of internal controls and reporting to the audit committee on any issues identified. Our internal audit department members hold regular meetings to discuss any internal control issues that we face and the corresponding measures to implement toward resolving such issues. The internal audit department reports to the audit committee to ensure that any major issues identified thus are channeled to the committee on a timely basis. The audit committee then discusses the issues and reports to the board of directors if necessary.
Internal Control Risk Management
Our Directors are responsible for formulating and overseeing the implementation of our internal control measures and the effectiveness of our quality management system.
Prior to our listing on the Nasdaq in February 2023, we had been a private company with insufficient accounting personnel and other resources with which to address our internal control. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. In the course of preparing our consolidated financial statements as of and for the year ended December 31, 2022, 2023 and 2024, we identified one material weakness in our internal control over financial reporting as of December 31, 2024. As defined in the standards established by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. The U.S. securities law and Nasdaq rules do not specify the legal consequence for a un-remediated material weakness and we have not failed to comply with any SEC requirements by reasons of the identified material weakness.
The material weakness identified relates to lack of sufficient skilled staff with U.S. GAAP knowledge for the purpose of financial reporting, to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements.
We have been in the process of developing and implementing the following measures to address the material weakness that has been identified: including (i) we have been continuously hiring more accounting personnel to strengthen the financial reporting function and have set up the financial reporting controls, (ii) we have been continuously implementing U.S. GAAP and SEC financial reporting training programs for our accounting and financial personnel, (iii) we have developed a set of period-end financial reporting policies and procedures, and we are committed to continuously refining and enhancing them, and (iv) we have engaged a third-party specialist to review the design of our financial reporting related internal controls and to recommend design improvements and we have fully adopted its recommendations.
The aforementioned remediation measures have been in the process of being developed and implemented during the fiscal year of 2024 and up to the Latest Practicable Date. We plan to continue to take additional measures to remediate the material weakness, including enhancing an internal audit function to ensure proper design and implementation of our accounting policies and financial reporting procedures. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Risk Factors — Risks Related to Our Business and Industry — If we fail to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial

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results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results” in the Listing Application.
In anticipation of the [REDACTED], we have engaged an internal control consultant to conduct the internal control review and a follow-up review of the effectiveness of our internal controls associated with our business processes from January 1, 2024 to December 31, 2024. The internal control review and the follow-up review performed by the internal control consultant constituted a Long Form Report engagement pursuant to the relevant technical bullets in AATB1 issued by the Hong Kong Institute of Certified Public Accountants. The selected areas of the internal control review included entity-level controls, which covered the controls relating to the financial reporting competencies, and business process controls, which covered the financial reporting process. As a result of the internal control review, we identified certain areas that require improvements. We have subsequently taken remedial measures in response to the findings identified and recommendations provided by our internal control consultant. The internal control consultant also performed a follow-up review on our system of internal controls, with regard to the remedial actions taken by us to address the findings of the internal control review. Having completed these follow-up procedures, the internal control consultant did not identify any material deficiencies in our internal control system.
As of the Latest Practicable Date, there were no material outstanding issues relating to our internal control. Based on the remediation actions performed by the Directors, our Directors are of the view that the enhanced internal control measures are adequate and effective. Based on the due diligence conducted by the Joint Sponsors, nothing has come to the Joint Sponsors’ attention that would cause them to doubt the Directors’ view that the enhanced internal control measures are adequate and effective.
DATA SECURITY AND PRIVACY
Customer data that we obtain mainly consists of the following: (i) basic contact information necessary for business communication, such as the name, phone number and email address of the customer’s designated contact person; and (ii) sales-related data, including contracts, purchase orders, invoice details and delivery addresses. All the aforesaid information is provided by the customers during the ordinary course of business.
Point cloud data generated by LiDAR during customer use is collected, stored, managed, controlled and owned by our customers. We neither access, store nor retain such data. In rare cases, customers may share a specific data snippet (a small segment of point cloud data isolated to demonstrate the problem) with us for troubleshooting purposes.
We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy, governance and reporting of cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.
We have developed a comprehensive cybersecurity management framework to address both internal and external threats. This framework encompasses daily monitoring, incident response and regular review, and spans multiple security domains, including networks, hosts, and application layers. In day-to-day monitoring, we deploy a variety of technical solutions to collect real-time threat information in order to prevent and detect risks and vulnerabilities in cybersecurity. We currently utilize third-party operated tools to detect and control cybersecurity threats. Our Information Security Working Group (as defined below) regularly monitors the performance of our information infrastructure, digital platforms and software to enable us to respond quickly to potential problems, including potential cybersecurity threats.
We put great emphasis on protecting data security and privacy. For our in-house data, we have established a data categorization and classification system with tailor-made security requirements applicable to each group and level of data, and harness specific protocols and technical control measures to comply with such requirements. For data obtained from our customers, we currently meet all the data security requirements that the customers have raised to us contractually with our existing in-house protection measures set in place. On top of that, we also update our data security requirements to cater to the special needs of certain customers

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from time to time. Our business generally does not face individual end-users directly; therefore, we do not collect and gain no access to any individual end users’ personal identifiable data in our products or via our information system.
Our nominating and corporate governance committee of our Board is responsible for overseeing our information security risk management and staying informed on risks from information security threats, assuming the following responsibilities: (i) maintaining oversight of the disclosure related to information security matters in periodic reports of our company, (ii) reviewing updates to the status of any material information security incidents or material risks from information security threats to us, and the relevant disclosure issues, if any, presented by our chief executive officer, chief financial officer and information security officer, if necessary, on a quarterly basis, and (iii) review disclosure concerning information security matters in our annual report on Form 20-F, along with a report highlighting particular disclosure issues, if any, presented by our chief executive officer, chief financial officer and information security officer if necessary.
The chief executive officer, chief financial officer and information security officer are responsible for assessing, identifying and managing material risks from information security threats to us and monitoring the prevention, detection, mitigation and remediation of material information security incident, and maintaining oversight of the disclosure for material information security incidents, if any.
In addition, we have established the information security working group (the “Information Security Working Group”), led by our information security officer. Several members in our Information Security Working Group have three to five years’ experience in system building, risk prevention and auditing in the field of cybersecurity and hold relevant certificates such as CISSP, CDPSE, CISA, etc. They are equipped with the skill set to identify and analyze a variety of cyber threats, including malware, hacking, phishing, and denial-of-service attacks, and also capable of assessing vulnerabilities for the system and apps, and providing recommendations and solutions to fix these vulnerabilities.
If an information security incident occurs, our Information Security Working Group will promptly organize relevant personnel for internal assessment, response and recovery according to the incident control process. If it is determined that the incident could potentially be a material information security event, our Information Security Working Group will promptly report the incident and assessment results to our disclosure committee, the nominating and corporate governance committee and other members of senior management and external legal counsel, to the extent appropriate. Our Information Security Working Group will prepare disclosure material on the information security incident for review and approval by the nominating and corporate governance committee or our Board, as appropriate, before it is disseminated to the public.
During the Track Record Period and up to the Latest Practicable Date, we had been in compliance with relevant laws and regulations in data security and privacy protection in all material respects. During the Track Record Period and up to the Latest Practicable Date, we did not experience any material cybersecurity incidents or identify any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.
IMPACT OF THE ELEVATION IN TARIFFS
Since February 2025, the U.S. administration has cumulatively imposed a series of escalated tariffs on Chinese imports.
During the Track Record Period and prior to February 2025, our LiDAR sales to the U.S. were subject to tariffs of 25%. On April 1, 2025, the date we submitted our annual report on Form 20-F with the SEC, our LiDAR sales to the U.S. were subject to tariffs of 45%. The tariffs continued to increase since then. As advised by our tariff consultant, as of the Latest Practicable Date, sales of our LiDAR products exported from China to the U.S. were subject to a 70% tariff. For detail, please see “Regulations — U.S. Laws and Regulations — Regulations on Tariffs.”
Although some U.S. customers have recently agreed to pay the applicable tariffs due to the recent volatility in tariffs on our LiDAR products, we are generally responsible for paying the import duties and tariffs on

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most of our LiDAR sales in the United States. In 2022, 2023, and 2024, revenues received from our sales to the United States amounted to RMB358.5 million, RMB748.1 million, and RMB280.9 million, respectively. These sales accounted for 29.8%, 39.9%, and 13.5% of our total revenue during each respective period. In the three months ended March 31, 2025, our revenues from the United States were RMB67.4 million (US$9.3 million), representing 12.8% of our revenue in such period. As of December 31, 2022, 2023, 2024, and March 31, 2025, we had served 102, 128, 142, and 145 customers in the United States, respectively. Tariffs on goods sold are recorded as cost of revenues in our financial statements. As a significant portion of the elevated tariffs were imposed after April 2025, these heightened tariffs did not have material adverse impact on our business operations and financial results during the Track Record Period. From February 2025 and up to the Latest Practicable Date, we were not aware of any material order cancellation from our U.S. customers, nor have we experienced any material decrease in the volume of orders received from them as compared to the same period in the previous year.
To mitigate the potential impact of escalating tariffs, we have implemented a variety of measures since March 2025, including among others: (i) closely monitoring the developments in the China-U.S. and global trade relations. We have established a dedicated task force comprising senior executives from relevant departments, including finance, legal, logistics, sales and procurement. This task force is responsible for closely tracking trade policy developments in key markets, including the United States and the European Union. It regularly monitors official government announcements, industry publications and regulatory updates. In addition, we consult external experts to assess the potential impact of evolving trade measures on our operations; (ii) maintaining regular communication with our customers in the United States to explore mutually acceptable solutions, such as modifying the trade terms to reduce the tariff burden borne by us. As of the Latest Practicable Date, certain customers have agreed to undertake the applicable tariffs; and (iii) formulating plans to establish production facilities overseas. In May 2025, we entered into a lease agreement for a new production facility located in Southeast Asia. This facility is intended to support the production of selected LiDAR products for overseas markets. As of the Latest Practicable Date, the tariff rates applicable to imports of such products from Southeast Asian countries into the United States are generally lower than those imposed on imports originating from China. As a result, we believe that relocating part of our production to Southeast Asia presents a viable alternative to mitigate geopolitical and tariff risks, while enhancing our supply chain flexibility.
Our suppliers primarily consist of raw materials and key components suppliers of our LiDAR products. The main raw materials used in the production of our LiDAR products include mechanical parts, fasteners, packaging materials and consumables, and the key components used in the production of our LiDAR products include lasers, optics, receivers and chips. During the Track Record Period, we imported certain raw materials and key components, primarily consisted of semiconductors, from overseas suppliers. Following an agreement between the U.S. and Chinese governments to temporarily reduce tariffs for a period of 90 days, effective from May 14, 2025, which was subsequently extended by an additional 90 days until November 10, 2025, our imported goods from the United States are currently subject to a reduced tariff of 10%.
Considering that (i) the most recent round of tariff escalation between China and the United States commenced only in February 2025, and (ii) declining proportion of our sales to the U.S. throughout the Track Record Period, our Directors believe that the tariff escalation did not have a material adverse impact on our operations, financial performance and supply chain during this period.
Our Directors are of the view that, to the best of our knowledge and based on currently available information, the tariff escalation by the United States (including, in a worst-case scenario, a reinstatement of the historically high tariff rate reached in April 2025 imposed on our products) will not have a material adverse impact on our business or results of operations in the foreseeable future. This conclusion is reached based on the following reasons:
(i)
during the Track Record Period, our sales to the United States as a percentage of total net revenues declined as the shipment volume of our ADAS LiDAR products in China continued to grow. We expect this trend to continue, driven by the anticipated growth and rapid development of the China ADAS market. We believe that the rising adoption of LiDAR technology by domestic OEMs,

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coupled with our strong market position in China, will enable our domestic business to outpace the growth of our U.S. business, thereby reducing our reliance on the U.S. market and exposure to U.S.-specific trade risks. In addition, we expect our revenues from other overseas markets, such as Europe, to increase, supported by growing customer interest and market development in these regions, which we believe will further enhance the resilience of our overall revenue structure;
(ii)
we have commenced the establishment of an overseas production facility in Southeast Asia, which is intended to support the production of selected LiDAR products for overseas customers. We believe this overseas production capacity will enable us to mitigate the long-term impact of U.S. tariffs on exports from China by diversifying our manufacturing footprint; and

(iii)
we have implemented a series of proactive measures to mitigate the risks from the evolving tariff and international trade landscape, as discussed above.

For our sales of LiDAR products to customers in Europe, generally, our customers are responsible for import clearance and related costs. Additionally, the E.U. has raised tariffs on Chinese electric vehicles in addition to the existing 10% import duty previously applicable to Chinese electric vehicle manufacturers. These additional tariffs are only applicable to electric vehicles made in China, not LiDAR products that we develop. As such, these new E.U. tariffs are not applicable to our sales. Furthermore, to the best of our knowledge, no electric vehicles manufactured by our Chinese OEM customers that are equipped with our LiDAR products were exported to the E.U. during the Track Record Period. Accordingly, our Directors are, therefore, of view that the E.U. tariffs have had and are expected to have limited impact on our business, operations and financial performance during the Track Record Period.
We are actively monitoring and analyzing the overall impact of rapidly evolving tariff situation on its financial and business operations.
LICENSES, APPROVALS AND PERMITS
As of the Latest Practicable Date, we had obtained all requisite licenses, approvals and permits from relevant authorities that are material to our operations, and such business licenses had remained in full effect. Our PRC Legal Advisor has advised us that there is no material legal impediment to renewing business licenses for our PRC subsidiaries. The table below sets forth the relevant details of the material licenses required for our operation:
Entity	Name of the License, Approval or Permit	Expiry Date
Hesai Technology Co., Ltd.	Receipt of Registration for Consignee and Consignor of Imported and Exported Goods with Customs (海關進出口貨物收發貨人備案回執)	N/A(1)
Hertz Technology Co. Ltd	Certificate of Registration for Customs Declaration Entity (報關單位備案證明)	N/A(1)
Shanghai Hesai Trade Co. Ltd	Receipt of Registration for Consignee and Consignor of Imported and Exported Goods with Customs (海關進出口貨物收發貨人備案回執)	N/A(1)
Hertz Technology Co. Ltd	Radiation Safety License (輻射安全許可證)	May 16, 2029
Hesai Technology Co., Ltd.	Radiation Safety License (輻射安全許可證)	August 26, 2026

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Note:
(1)
No specific expiry date is indicated on relevant certificate, approval or permit.

AWARDS AND RECOGNITIONS
The table below sets forth a summary of the major awards and projects that we have received as of the Latest Practicable Date:
Award/Recognition	Award Year	Awarding Institution/Authority
China Globalization Rising Star 中國全球化未來新星	2024	Fortune 財富
Top 100 New Automotive Supply Chain Enterprises in China 中國汽車新供應鏈百強	2024	Gasgoo 蓋世汽車
Outstanding Public Company Award 優秀上市公司獎	2024	Stock Star 證券之星
Most Commercially Valuable Enterprise of the Year 年度最具商業價值企業	2024	36Kr 36氪
Best Technical Product 最佳技術產品	2024	IAQSA (International Automotive Quality Standardization Association) 國際汽車品質標準化協會
Excellence Innovation Award 卓越創新獎	2024	Silicon Valley Innovation & Entrepreneurship Forum 矽谷高創會
Best Supplier Award 最佳供應獎	2024	Li Auto 理想汽車
Outstanding Partner Award 優秀夥伴獎	2024	Leapmotor 零跑汽車
CES 2024 Innovation Award 2024 CES 創新獎	2023	Consumer Electronics Show
The Main Chinese Overseas Players Worthy of Attention in 2023 2023年值得關注的中國出海主力	2023	Fortune 財富
2024 Strategic Partner 2024戰略合作伙伴	2023	Li Auto 理想汽車
Top 50 National Innovation Companies in the 21st Century 21世紀(全國)創新公司50強	2022	21st Century Business Herald 21世紀經濟報道
Top 50 Chinese Innovative Enterprises in 2022 2022中國創新力企業50強	2022	Forbes 福布斯

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Award/Recognition	Award Year	Awarding Institution/Authority
Fortune China’s Most Socially Influential Startups in 2022 2022年《財富》中國最具社會影響力創業公司	2022	Fortune 財富
The 5th China Leading Autotech 50 第五屆中國領先汽車科技企業50	2022	KPMG 畢馬威
55 Tech Startups to Bet Your Career on in 2022 2022年最值得押注職業生涯的55家初創科技公司	2022	Business Insider
WISE 2021 King of China’s New Economy Unicorn Enterprises WISE 2021中國新經濟之王獨角獸企業	2021	36Kr 36氪
MIT Technology Review’s 50 Smartest Companies of 2020 MIT科技評論2020年度50家聰明公司	2020	MIT Technology Review 麻省理工科技評論
2020 Forbes China High-Growth Gazelle Enterprises List 2020福布斯中國高增長瞪羚企業榜	2020	Forbes China 福布斯中國
Red Dot Award: Product Design 紅點產品設計獎	2018	Zentrum Nordrhein Westfalen
Shortlisted for the Prism Awards 入圍美國光學棱鏡獎	2017	SPIE & PHOTONICS MEDIA

FINANCIAL INFORMATION

The following section sets forth supplemental financial information for the years ended December 31, 2022, 2023, and 2024, the three months ended March 31, 2024 and 2025, and as of December 31, 2022, 2023, and 2024 and March 31, 2025, including certain new disclosures made in connection with the Listing.

OVERVIEW
We are a global leader in three-dimensional light detection and ranging (LiDAR) solutions. We design, develop, manufacture, and sell advanced LiDAR products. Our LiDAR products enable a broad spectrum of applications across (i) passenger or commercial vehicles with advanced driver assistance systems and (ii) autonomous vehicle fleets providing passenger and freight mobility services, robotics and other non-automotive industries, such as automated guided vehicles/autonomous mobile robots, delivery robots, agricultural vehicles, wide industrial applications such as port and yard automation, and stationary applications. Leveraging advanced ASIC and other LiDAR technologies, proprietary in-house design and manufacturing capacities and platform level-shared architecture, we deliver LiDAR products balancing Performance, Quality and Cost to the expanding ADAS and Robotics markets.
We are a leading LiDAR company globally in terms of commercialization and financial performance, according to CIC. We have paved the way for LiDARs from technology innovation to mass production and widespread application, driving the evolution of intelligent vehicles.
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Our revenue scale and shipment volume demonstrate our industry position. We were the No. 1 LiDAR supplier globally in each of 2022, 2023 and 2024 in terms of revenue, according to CIC. By September 2022, we became the first LiDAR company globally to achieve 10,000 units shipment volume in a single month; by December 2024, we became the first LiDAR company globally to achieve 100,000 units shipment in a single month, according to CIC.

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We have achieved solid financial performance in the global LiDAR industry. We achieved the highest gross margin and gross profit among LiDAR companies worldwide in 2022, 2023, and 2024, according to CIC. Notably, we were the first LiDAR company in the world to achieve a full-year non-GAAP net profit (non-GAAP measure, see “Financial Information—Non-GAAP Measures” of this document) in 2024. Additionally, we recorded full-year positive operating cash flow in both 2023 and 2024, making us the first publicly-listed LiDAR company to generate positive operating cash flow, according to CIC.

For each of our sub-markets:
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We ranked third in terms of revenue scale in the global ADAS market in 2024, according to CIC. We secured the highest number of design wins in the ADAS market as of March 31, 2025, from 22 OEMs globally across 120 vehicle models. We are the LiDAR provider for leading OEMs such as Li Auto (HKSE: 2015; NASDAQ: LI), Zeekr (NYSE: ZK), and Leapmotor (HKSE: 9863). Notably, we secured an exclusive design win with a top European OEM, launching a multi-year program that will extend into the next decade across both ICE and EV platforms, making us the first Chinese LiDAR provider for global vehicle platforms, according to CIC. From July 2022, when we began volume shipment, to December 31, 2024, we ranked the second in terms of accumulated shipment volume in the global ADAS market, according to CIC.

•
We ranked No. 1 in terms of revenue scale in the global Robotics market in each of 2022, 2023 and 2024, according to CIC. We built our leadership in the Robotics market early on with a wide range of mechanical LiDAR products. By December 2024, we became the first LiDAR company globally to achieve 20,000 units shipment in a single month for Robotics applications, according to CIC. We were also a global leader in the global Robotaxi sector, a sub-sector of Robotics market, with a market share of over 55% in each of 2022, 2023 and 2024 in terms of revenue, according to CIC. During the Track Record Period, we were the primary LiDAR solution provider for nine out of the top ten autonomous driving companies in the world, according to CIC.

We have already started commercializing our technology. During the Track Record Period, we witnessed rapid growth in our shipment volume and revenues. We recognized revenues from approximately 80,400,

FINANCIAL INFORMATION

222,100, 501,900, 59,100 and 195,800 shipped LiDAR units in 2022, 2023, 2024 and the three months ended March 31, 2024 and 2025, respectively. Our net revenues increased by 56.1% from RMB1,202.7 million in 2022 to RMB1,877.0 million in 2023, and further increased by 10.7% to RMB2,077.2 million in 2024. In the three months ended March 31, 2025, our net revenues increased by 46.3% to RMB525.3 million (US$72.4 million) compared to RMB359.1 million in the same period of 2024. In addition, our net loss narrowed during our Track Record Period. We incurred net losses of RMB300.8 million, RMB476.0 million, RMB102.4 million, RMB106.9 million and RMB17.5 million (US$2.4 million) in 2022, 2023, 2024 and the three months ended March 31, 2024 and 2025, respectively. Our adjusted net loss, a non-GAAP financial measure, was RMB195.5 million, RMB241.3 million and RMB69.1 million in 2022, 2023 and the three months ended March 31, 2024, respectively. We realized adjusted net income (non-GAAP measure) of RMB13.7 million and RMB8.6 million (US$1.2 million) in 2024 and the three months ended March 31, 2025, respectively. See “— Non-GAAP Measures.”
KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS
Our business and operating results are affected by various factors that impact our total addressable market, including, among others, global development and competition in the LiDAR market, overall economic growth in China and globally, the widespread adoption of LiDAR technologies in the ADAS and Robotics markets, raw material costs, regulatory, tax and geopolitical environments. Changes in any of these general factors could affect the demand for our products and solutions and our results of operations. Specifically, we believe our results of operations are directly affected by the following key factors:
Global LiDAR Market Development and Competition
Our results of operations are significantly influenced by the pace of adoption and commercialization of LiDAR technology in the global market, particularly in the automotive and Robotics markets. As the LiDAR industry remains in an early stage of development, market adoption varies across regions and industries, with expectations for continued scaling of mass production and expansion of application scenarios. According to CIC, the global LiDAR industry, in terms of revenue, grew from US$0.3 billion in 2020 to US$1.6 billion in 2024 at a CAGR of 57.6%, and is expected to reach US$17.1 billion in 2029, with a projected CAGR of 61.2%.
The global LiDAR industry is highly competitive. Some competitors may benefit from greater financial resources or more established relationships with automotive OEMs, and may adopt aggressive pricing strategies to gain market share. These dynamics may lead to downward pricing pressure and rising expectations on product performance, cost-efficiency, and integration capabilities. To remain competitive and secure more design wins, we need to continue to invest in research and development, enhance our product offerings, and differentiate ourselves through technological innovation. While these efforts enables us to capture new business opportunities and strengthen our customer relationships, they may also increase our operating expenses and reduce our product margins.
Our Ability to Maintain Relationships with Customers and Increase Sales Volume
Our customers operate across a wide range of application scenarios for LiDAR products. We entered the LiDAR market in 2017 by providing autonomous vehicle fleets with passenger and freight mobility services, achieving significant success early on. As the ADAS market and Robotics market grew, we leveraged our deep industry experience and cutting-edge technologies to expand into these markets, steadily building a robust base of customers. Maintaining and deepening our collaboration and trust with existing customers, particularly OEMs, is critical to our business success. By deepening such relationships, OEMs may expand collaboration with us to more vehicle models. Retaining and expanding these customer relationships directly affect our results of operations and financial condition.

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The sales volume attributable to each customer varies depending on several factors, including the size of the end market addressed by the product, the level of market penetration, product functionality, our customers’ ability to commercialize their products, their production cycles, and their financial stability and reputation. In addition to end market demand, sales volume further depends on our customers’ progression through their evaluation, integration and production processes. Our ability to achieve profitability is closely linked to the advancement of our customers’ production schedules and the successful and timely launch of LiDAR-enabled products in their respective end markets, as well as our ability to meet their volume and cost expectations.
Our Ability to Expand in Domestic and International Markets
We are committed to developing our business in both domestic and international markets to increase net revenues and achieve profitability.
We have established and continue to strengthen our leading position in the domestic LiDAR market through our first-mover advantages in the fields of technology, design, development and mass production. At the same time, with an existing presence overseas, we intend to expand further in these markets over time, leveraging our insights in LiDAR design, ASIC approach, integrated in-house manufacturing, and our ability to fulfill functional safety requirements for automotive-grade standards. Accordingly, expanded global reach will require continued investment and may expose us to additional foreign currency risk, international taxes and tariffs, legal obligations and additional operational costs, risks and challenges that may impact our ability to meet our projected sales volumes, net revenues and gross margins.
Our Ability to Optimize the Pricing and Mix of Our LiDAR Products
As we offer a diverse portfolio of LiDAR products, our gross margin is affected by both product pricing and product mix. LiDAR products for the ADAS market generally have much lower average selling prices compared to those for the Robotics market. In particular, as LiDAR applications continue to expand into a wider range of industries and scenarios, our LiDAR offering is expected to be further diversified with various pricing options. In addition, our new generations of LiDAR products and our newly introduced product lines may face more pricing pressure as the industry further develops. At the same time, we are facing increasing costs related to raw materials and the global supply chain, which may further weigh on our gross margin. Consequently, our profit margin may fluctuate in the foreseeable future as market conditions continue to evolve. See “Risk Factors — Risks Related to Our Business and Industry — Continued pricing pressures may result in lower than anticipated margins, or losses, which may adversely affect our business.”
Our Ability to Increase Volume Production in a Cost-efficient Manner
We believe that we have the opportunity to increase our cost efficiency when operating at scale. To realize economies of scale in a timely and reliable manner, we have made significant investments in in-house manufacturing capabilities and adopted a platform approach to LiDAR design. We plan to further expand these efforts. Our future performance depends on our ability to achieve economies of scale and lower product costs to enable widespread industry adoption. This is important given that the manufacturing and labor costs of our products accounted for 29.7%, 27.8%, 33.8%, 31.7% and 28.8% of our total cost of revenues in 2022, 2023, 2024 and the three months ended March 31, 2024 and 2025, respectively. Our ability to effectively manage these costs by scaling up production and realizing economies of scale has had, and will continue to have, a significant impact on our financial results.
Our Ability to Effectively Leverage Our Research and Development Efforts to Maintain Our Leadership in Product Performance and Quality
We invest heavily in the research and development of LiDAR technology. Our research and development expenses were RMB555.2 million, RMB790.5 million, RMB855.6 million, RMB194.4 million and RMB183.3 million (US$25.3 million) in 2022, 2023, 2024 and the three months ended March 31, 2024 and 2025, respectively, accounting for 46.2%, 42.1%, 41.2%, 54.1% and 34.9% of the net revenues for same periods. Our financial performance is significantly dependent on our ability to maintain our leading position,

FINANCIAL INFORMATION

which in turn depends on our continued investments in research and development. We believe it is essential to continuously upgrade our LiDAR products by implementing our research and development roadmap, particularly in relation to our proprietary ASICs. If we fail to continue our innovation, our market position and net revenues may be adversely affected, and we may not be able to recover our research and development investments.
Our Ability to Maintain and Improve Operating Efficiency
Our results of operations are affected by our ability to maintain and improve our operating efficiency, as measured by our total operating expenses as a percentage of our net revenues. Our total operating expenses as a percentage of our net revenues was 70.7%, 65.7%, 52.5%, 77.3% and 48.1% in 2022, 2023, 2024 and the three months ended March 31, 2024 and 2025, respectively. Improving operating efficiency is important to the success of our business and our prospects of gradually achieving profitability. As our business grows, we expect to further improve our operating efficiency and realize greater economies of scale.
CRITICAL ACCOUNTING POLICIES, JUDGMENTS, AND ESTIMATES
An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.
We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.
The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in the Listing Application. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.
Revenue Recognition
We recognize revenue from sales of LiDAR products and other products at a point in time when control of the products is transferred to the customers, which generally occurs upon delivery according to the terms of the underlying contracts. Product sales to certain customers may require customer acceptance due to performance acceptance criteria that is considered more than a formality. For these product sales, revenue is recognized upon the expiration of the customer acceptance period. Our general terms and conditions for our contracts do not contain a right of return that allows the customer to return products and receive a credit, and therefore we do not estimate returns. Our standalone selling prices are based on the prices charged to customers for the single performance obligation which is transfer of control of products upon delivery to the customers or upon expiration of the customer acceptance period. Revenue is measured as the amount of consideration expected to receive in exchange for transferring the promised goods, adjusted for any variable consideration such as price concessions or annual price adjustments as estimated at contract inception. We estimate variable consideration at the most likely amount they will receive from customers and reduce revenues recognized accordingly. We include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of their anticipated performance and all information (historical, current and forecasted) that is reasonably available to us. We adjust the estimate

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of revenue at the earlier of when the value of consideration they expect to receive changes or when the consideration becomes fixed. Amounts billed to customers for shipping and handling are included in revenue. Taxes collected from customers and remitted to governmental authorities are excluded from revenue on the net basis of accounting. Accounts receivable are due under normal trade terms, typically within 30 to 90 days.
During the fourth quarter of 2024, certain customers started to negotiate with us for sales rebates due to the change in market conditions. After such negotiation, we and these customers agreed to provide these customers sales rebates regarding the products previously sold in 2024. We recorded these rebates as reductions of revenue in the fourth quarter of 2024. The total amount of these rebates was RMB48.0 million, which accounted for 2.3% of the revenues for year ended December 31, 2024. No additional sales rebates were granted during the three months ended March 31, 2025.
For LiDAR solution that we offer customers with a combination of hardware, software, deployment and professional services and engineering design, development and validation service projects, control of the goods and services may be transferred over time or at a point in time depending on the terms of the contract. Control of the goods and services is transferred over time when our performance does not create an asset with an alternative use to us and we have an enforceable right to payment for performance completed to date. We recognize revenue over time using an input method based on contract cost incurred to date compared to total estimated contract cost (cost-to-cost) as the services are provided. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.
Generally, our contracts had original durations of less than one year during the Track Record Period. Therefore, we utilize the practical expedient under ASC 606 not disclosing the unsatisfied performance obligations for these contracts.
We typically provide standard product warranties on LiDARs. For LiDARs used in Robotics market, such warranties last one or two years. For those used in ADAS market, such warranties cover five years or 100 thousand kilometers, whichever comes first. Standard warranties are considered to be assurance type warranties and are not accounted for as separate performance obligations. We accrue estimated future warranty costs and charges to cost of revenues in the period that the related revenue is recognized. These estimates are based on historical warranty experience and any known or expected changes in warranty exposure, such as trends of product reliability and costs of repairing and replacing defective products. We also provide extended warranties as a service for an additional term ranging one to two additional years. For service type extended warranty contracts, we allocate revenue to this performance obligation on a relative standalone selling price basis and recognize the revenue ratably over time during the effective period of the services.
Current Expected Credit Loss (“CECL”) for Accounts Receivable and Contract Assets
Allowance for credit loss represents our estimate of current expected credit losses on our trade accounts receivable and contract assets. Accounts receivable and contract assets from customers are generated from our sales and service businesses. The adequacy of the allowance for CECL is assessed quarterly and the assumptions and models used in establishing the allowance are evaluated regularly. Because CECL can vary substantially over time, estimating CECL requires a number of assumptions about matters that are uncertain. Changes in our assumptions affect provision for/(reversal of) CECL on our income statements and the allowance for credit losses contained within accounts receivable, net and contract assets, net recorded on our balance sheets.
We manage customers by six pools — domestic PRC OEM customers, domestic PRC other customers, overseas OEM customers, overseas other customers, customers facing operational difficulties and other special customers. For the purposes of performing ongoing credit evaluation, the customers are aggregated into two portfolio segments by reviewing their credit rating and assessing allowance for credit loss based on CECL model. Category 1 consists of the first four pools customers who have a relatively low credit risk and no default history. Category 2 is for customers facing operational difficulties and other special circumstances who have a relatively higher credit risk. We develop a CECL model based on historical collection experience, the

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age of the accounts receivable balances, current economic conditions, the forward-looking information of future economic conditions, and other factors that may affect its ability to collect from customers. Our allowance for credit losses is based on the following key assumptions regarding:
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Probability of default. The expected probability of payment and time to default which include assumptions about macroeconomic factors and recent performance.

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Loss given default. The percentage of the expected balance due at default that is not recoverable. The loss given default takes into account the expected collateral value and future recoveries.

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Macroeconomic factors used in our models are country specific and include variables such as consumer price index, money supply M2, non-performing loan ratios, and gross domestic product.

Changes in the probability of default and loss given default assumptions would affect the allowance for credit losses. The allowance of accounts receivable and contract assets as of December 31, 2022, 2023 and 2024 and March 31, 2025 were RMB6.7 million, RMB49.3 million, RMB64.9 million and RMB62.1 million, respectively. The effect of the indicated increase/decrease in the assumption is as follows:
Assumption	Basic Point Change	Increase/(Decrease)
		As of December 31,			As of March 31, 2025
		2022	2023	2024
(RMB in thousands)
Probability of default	+/−100	212/(212)	1,033/(1,033)	1,210/(1,210)	979/(979)
Loss given default	+/−100	599/(599)	5,550/(5,550)	7,995/(7,995)	9,963/(9,963)
RESULTS OF OPERATIONS
The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as percentages of our net revenues. This information should be read together with our consolidated financial statements and related notes included in the Listing Application. The results of operations in any particular period are not necessarily indicative of our future trends.

FINANCIAL INFORMATION

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2022		2023		2024		2024		2025
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
							(unaudited)
	(in thousands, except for percentages)
Net revenues	1,202,670	100.0	1,876,989	100.0	2,077,157	100.0	359,120	100.0	525,302	72,389	100.0
Cost of revenues(1)	(730,683)	(60.8)	(1,215,611)	(64.8)	(1,192,572)	(57.4)	(219,898)	(61.2)	(306,067)	(42,177)	(58.3)
Gross profit	471,987	39.2	661,378	35.2	884,585	42.6	139,222	38.8	219,235	30,212	41.7
Sales and marketing expenses(1)	(104,835)	(8.7)	(148,798)	(7.9)	(193,032)	(9.3)	(41,964)	(11.7)	(50,546)	(6,965)	(9.6)
General and administrative expenses(1)	(201,007)	(16.7)	(320,144)	(17.1)	(316,913)	(15.3)	(68,767)	(19.1)	(54,087)	(7,453)	(10.3)
Research and development expenses(1)	(555,179)	(46.2)	(790,547)	(42.1)	(855,641)	(41.2)	(194,402)	(54.1)	(183,306)	(25,260)	(34.9)
Other operating income, net	10,817	0.9	26,520	1.4	276,093	13.3	27,456	7.6	35,256	4,858	6.7
Total operating expenses	(850,204)	(70.7)	(1,232,969)	(65.7)	(1,089,493)	(52.5)	(277,677)	(77.3)	(252,683)	(34,820)	(48.1)
Loss from operations	(378,217)	(31.4)	(571,591)	(30.5)	(204,908)	(9.9)	(138,455)	(38.6)	(33,448)	(4,608)	(6.4)
Interest income	58,734	4.9	99,813	5.3	104,401	5.0	32,795	9.1	20,521	2,828	3.9
Interest expenses	—	—	(3,069)	(0.2)	(12,827)	(0.6)	(2,286)	(0.6)	(5,007)	(690)	(1.0)
Foreign exchange gain/(loss), net	20,858	1.7	(452)	0.0	14,577	0.7	1,493	0.4	1,024	141	0.2
Other (loss)/income, net	(2,161)	(0.2)	34	0.0	(2,476)	(0.1)	(212)	(0.1)	(694)	(96)	(0.1)
Net loss before income tax and share of loss in equity method investments	(300,786)	(25.0)	(475,265)	(25.3)	(101,233)	(4.9)	(106,665)	(29.7)	(17,604)	(2,425)	(3.4)
Income tax benefit/(expense)	66	0.0	(658)	0.0	(1,130)	(0.1)	(248)	(0.1)	67	9	0.0
Share of loss in equity method investment	(45)	(0.0)	(45)	0.0	(13)	0.0	(12)	0.0	(12)	(2)	0.0
Net loss	(300,765)	(25.0)	(475,968)	(25.4)	(102,376)	(4.9)	(106,925)	(29.8)	(17,549)	(2,418)	(3.3)

Note:
(1)
Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2022	2023	2024	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$
				(unaudited)
	(in thousands)
Share-based compensation expenses:
Cost of revenues	8,037	16,245	6,932	2,249	1,935	267
Sales and marketing expenses	6,291	20,682	12,972	2,782	4,158	573
General and administrative expenses	48,998	63,326	27,776	14,948	4,193	578
Research and development expenses	41,893	134,371	68,384	17,821	15,900	2,191
Total	105,219	234,624	116,064	37,800	26,186	3,609

FINANCIAL INFORMATION

NON-GAAP MEASURES
In evaluating our business, we consider and use adjusted loss from operations (non-GAAP measure) and adjusted net income/(loss) (non-GAAP measure) to supplement the review and assessment of our operating performance. We believe that these non-GAAP measures facilitate comparisons of operating performance from period to period and with peer companies. Accordingly, we believe that these measures provide useful information to [REDACTED] and others in understanding and evaluating our consolidated results of operations in the same manner as they help our management. Our presentation of adjusted loss from operations (non-GAAP measure) and adjusted net income/(loss) (non-GAAP measure) may not be comparable to similarly titled measures presented by other companies. The use of these non-GAAP measures has limitations as an analytical tool, and you should not consider them in isolation from, or as substitutes for analysis of, our results of operations as reported under U.S. GAAP.
We define adjusted loss from operations (non-GAAP measure) and adjusted net income/(loss) (non-GAAP measure) as loss from operations and net loss adjusted for the impact of share-based compensation expenses, which are non-cash in nature.
The following table sets forth the reconciliation of adjusted loss from operations (non-GAAP measure) and adjusted net income/(loss) (non-GAAP measure) for the periods indicated to loss from operations and net loss, respectively.
	For the Year Ended December 31,			For the Three Months Ended March 31,
	2022	2023	2024	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$
				(unaudited)
	(in thousands)
Loss from operations	(378,217)	(571,591)	(204,908)	(138,455)	(33,448)	(4,609)
Add: Share-based compensation expenses, net of tax	105,219	234,624	116,064	37,800	26,186	3,609
Adjusted loss from operations (non-GAAP measure)	(272,998)	(336,967)	(88,844)	(100,655)	(7,262)	(1,001)
Net loss	(300,765)	(475,968)	(102,376)	(106,925)	(17,549)	(2,418)
Add: Share-based compensation expenses, net of tax	105,219	234,624	116,064	37,800	26,186	3,609
Adjusted net income/(loss) (non-GAAP measure)	(195,546)	(241,344)	13,688	(69,125)	8,637	1,190
DESCRIPTION OF KEY COMPONENTS OF RESULTS OF OPERATIONS
Net Revenues
We generate net revenues from (i) the sales of LiDAR products and other products, and (ii) the provision of engineering design, development and validation services, and other services.

FINANCIAL INFORMATION

The following table sets forth a breakdown of our net revenues in absolute amounts and as a percentage of our net revenues for the periods presented:
	For the Year Ended December 31,						For the Three Months Ended March 31,
	2022		2023		2024		2024		2025
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
							(unaudited)
	(in thousands, except for percentages)
Product revenues
LiDAR products	1,122,237	93.3	1,735,254	92.5	1,946,775	93.7	350,596	97.6	508,177	70,029	96.7
Other products	29,630	2.5	29,636	1.5	19,259	1.0	2,381	0.7	2,476	341	0.5
Subtotal	1,151,867	95.8	1,764,890	94.0	1,966,034	94.7	352,977	98.3	510,653	70,370	97.2
Service revenues
Engineering design, development and validation services	43,101	3.6	100,493	5.4	100,290	4.8	2,291	0.6	12,649	1,743	2.4
Other services	7,702	0.6	11,606	0.6	10,833	0.5	3,852	1.1	2,000	276	0.4
Subtotal	50,803	4.2	112,099	6.0	111,123	5.3	6,143	1.7	14,649	2,019	2.8
Total	1,202,670	100.0	1,876,989	100.0	2,077,157	100.0	359,120	100.0	525,302	72,389	100.0
Our product revenues are primarily generated from the sales of LiDAR products. Other product revenues represent revenues from the sales of gas detection products and accessories to our LiDAR products.
During the Track Record Period, product revenues represented the substantial majority of our total net revenues and demonstrated continuous growth. In 2022, 2023, 2024 and the three months ended March 31, 2024 and 2025, our product revenues amounted to RMB1,151.9 million, RMB1,764.9 million, RMB1,966.0 million, RMB353.0 million and RMB510.7 million (US$70.4 million), accounting for 95.8%, 94.0%, 94.7%, 98.3% and 97.2% of our total net revenues, respectively. This steady increase was primarily driven by consistently strong and rising demand for our LiDAR products, with shipments increasing from approximately 80,400 units in 2022 to approximately 222,100 units in 2023 and further to approximately 501,900 units in 2024. In the three months ended March 31, 2025, our shipments of LiDAR products increased significantly to approximately 195,800 units, compared to approximately 59,100 units in the same period of 2024.
Service Revenues
Our service revenues are primarily generated from engineering design, development and validation services related to LiDAR products, which include a combination of hardware, software, deployment and professional services and other related services. In the course of LiDAR product sales, we also offer our customers, primarily automotive customers, a range of related services, including product customization and development services, which generate corresponding service revenues. Our revenues from engineering design, development and validation services are generally project-based and non-recurring, with the scope of services and contract value varying from project to project based on actual customer demands. Other service revenues represent fees from extended warranty services for LiDAR products. In 2022, 2023, 2024 and the three months ended March 31, 2024 and 2025, our service revenues amounted to RMB50.8 million, RMB112.1 million, RMB111.1 million, RMB6.1 million and RMB14.6 million (US$2.0 million), accounting for 4.2%, 6.0%, 5.3%, 1.7% and 2.8% of total net revenues, respectively.

FINANCIAL INFORMATION

Revenue by Geographic Location
The following table sets forth a breakdown of our net revenues by geographic location in absolute amount and as a percentage of our net revenues for the periods indicated:
	For the year ended December 31,						For the three months ended March 31,
	2022		2023		2024		2024		2025
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
							(unaudited)
Revenues by geographic location
Mainland China	697,294	58.0	991,912	52.8	1,542,793	74.3	228,883	63.7	423,271	58,328	80.6
North America	358,549	29.8	748,147	39.9	280,874	13.5	73,778	20.5	67,382	9,285	12.8
Europe	86,153	7.2	70,500	3.8	161,095	7.8	35,565	9.9	18,255	2,516	3.5
Other regions(1)	60,674	5.0	66,430	3.5	92,395	4.4	20,894	5.8	16,394	2,260	3.1
Total	1,202,670	100.0	1,876,989	100.0	2,077,157	100.0	359,120	100.0	525,302	72,389	100.0

Note:
(1)
Others mainly include Japan, Korea, and Singapore.

During the Track Record Period, we derived a substantial portion of our revenues from mainland China, which accounted for 58.0%, 52.8%, 74.3%, 63.7% and 80.6% of our total net revenues in 2022, 2023, 2024 and the three months ended March 31, 2024 and 2025, respectively. Our revenues from mainland China increased from RMB697.3 million in 2022 to RMB991.9 million in 2023, and further to RMB1,542.8 million in 2024. In the three months ended March 31, 2025, revenues from mainland China increased to RMB423.3 million from RMB228.9 million in the same period of 2024. These increases were primarily driven by the continued growth in shipment volume of our ADAS LiDAR products, reflecting the increasing adoption of LiDAR technology by domestic OEMs and our leading market position in China.
North America was our largest overseas market in terms of revenue contribution during the Track Record Period. Our revenue from North America was RMB358.5 million, RMB748.1 million, RMB280.9 million, RMB73.8 million and RMB67.4 million in 2022, 2023, 2024 and the three months ended March 31, 2024 and 2025, respectively, accounting for 29.8%, 39.9%, 13.5%, 20.5% and 12.8% of our total net revenues in the respective periods. The decline in revenues from 2023 to 2024, and from the three months ended March 31, 2024 to the same period in 2025, was primarily attributable to the suspension of autonomous driving projects by a leading global OEM headquartered in the United States, which was Customer B, one of our top five customers in 2022 and 2023. This decline resulted in a decrease in revenues from this customer in 2024 and the three months ended March 31, 2025.
Revenue generated from Europe amounted to RMB86.2 million, RMB70.5 million, RMB161.1 million, RMB35.7 million and RMB18.3 million in 2022, 2023, 2024 and the three months ended March 31, 2024 and 2025, respectively. Revenue in this region was primarily derived from sales of robotics LiDAR products, which were subject to fluctuations due to changes in market demand and delivery schedules. The significant increase in 2024 was mainly attributable to engineering design, development and validation service revenue from a top European OEM, as well as an increase in sales volume of our robotics LiDAR products.
Revenue from other regions remained relatively modest, accounting for 5.0% or less of our total net revenues in each year/period of the Track Record Period.
Cost of Revenues
Our cost of revenues primarily comprise (i) material and component cost, representing the cost of raw materials and components used in our LiDAR and gas detection products, including mechanical components,

FINANCIAL INFORMATION

optical components, electronic materials and chips, (ii) manufacturing cost, including depreciation of production-related assets, and (iii) labor cost associated with the production of our LiDAR and gas detection products. Our cost of revenues also includes other costs, mainly consisting of shipping costs and tariff, royalty fees, and warranty costs. During the Track Record Period, material and component cost increased in line with the continued growth in sales volume of our LiDAR products. As a percentage of net revenue, material and component cost remained relatively stable at 36.0% and 36.2% in 2022 and 2023, respectively, and declined to 34.2% in 2024, primarily due to the increased proportion of ADAS LiDAR product sales. ADAS LiDAR products have a lower proportion of material and component cost in their overall cost structure, largely due to the use of our ASICs that reduce the BOM costs. Material and component cost as a percentage of net revenues increased from 36.3% in the three months ended March 31, 2024 to 37.4% in the same period of 2025, primarily due to a decrease in average selling price of LiDAR products.
The following table sets forth a breakdown of our cost of revenues in absolute amounts and as percentages of our net revenues for the periods presented:
	For the Year Ended December 31,						For the Three Months Ended March 31,
	2022		2023		2024		2024		2025
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
							(unaudited)
	(in thousands, except for percentages)
Material and component cost	432,229	36.0	679,098	36.2	711,119	34.2	130,329	36.3	196,440	27,070	37.4
Manufacturing cost	171,844	14.3	280,284	14.9	371,910	17.9	63,335	17.6	78,711	10,847	15.0
Labor cost	44,872	3.7	57,740	3.1	31,154	1.5	6,269	1.7	9,311	1,283	1.8
Other cost(1)	81,738	6.8	198,489	10.6	78,389	3.8	19,965	5.6	21,605	2,977	4.1
Total cost of revenues	730,683	60.8	1,215,611	64.8	1,192,572	57.4	219,898	61.2	306,067	42,177	58.3

Note:
(1)
Includes a royalty fee of RMB18.0 million, RMB35.3 million, RMB24.6 million, RMB6.9 million and RMB6.5 million (US$0.9 million) in 2022, 2023, 2024 and the three months ended March 31, 2024 and 2025, respectively, under the Hesai-Velodyne Agreement. For details, see “— Contractual Obligations” and “Business — Compliance and Legal Proceedings.”

Gross Profit and Gross Profit Margin
The following table sets forth our gross profit and gross profit margin for the periods presented:
	For the Year Ended December 31,			For the Three Months Ended March 31,
	2022	2023	2024	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$
				(unaudited)
	(in thousands)
Gross profit	471,987	661,378	884,585	139,222	219,235	30,212
Gross profit margin (%)	39.2	35.2	42.6	38.8	41.7	41.7
Our gross profit increased from RMB472.0 million in 2022 to RMB661.4 million in 2023 and further to RMB884.6 million in 2024. Gross profit also increased from RMB139.2 million in the three months ended March 31, 2024 to RMB219.2 million (US$30.2 million) in the same period of 2025. These increases were primarily due to consistent revenue growth during the Track Record Period, which was driven by increased demand for our LiDAR products. Our gross profit margin decreased from 39.2% in 2022 to 35.2% in 2023,

FINANCIAL INFORMATION

primarily due to (i) a change in product mix following the mass production of LiDAR products targeting the ADAS market in 2023 and (ii) relatively higher costs in our ADAS business as it was still in a ramp-up phase. Our gross profit margin increased from 35.2% in 2023 to 42.6% in 2024, and from 38.8% in the three months ended March 31, 2024 to 41.7% in the same period of 2025, primarily attributable to effective cost optimization due to product iteration and economies of scale for both ADAS and Robotics LiDAR products.
Operating Expenses
Our operating expenses consist of research and development expenses, general and administrative expenses, sales and marketing expenses and other operating expenses. The following table sets forth our operating expenses in absolute amounts and as percentages of our net revenues for the periods presented:
	For the Year Ended December 31,						For the Three Months Ended March 31,
	2022		2023		2024		2024		2025
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
							(unaudited)
	(in thousands, except for percentages)
Sales and marketing expenses	104,835	8.7	148,798	7.9	193,032	9.3	41,964	11.7	50,546	6,965	9.6
General and administrative expenses	201,007	16.7	320,144	17.1	316,913	15.3	68,767	19.1	54,087	7,453	10.3
Research and development expenses	555,179	46.2	790,547	42.1	855,641	41.2	194,402	54.1	183,306	25,260	34.9
Other operating income, net	(10,817)	(0.9)	(26,520)	(1.4)	(276,093)	(13.3)	(27,456)	(7.6)	(35,256)	(4,858)	(6.7)
Total operating expenses	850,204	70.7	1,232,969	65.7	1,089,493	52.5	277,677	77.3	252,683	34,820	48.1
Sales and Marketing Expenses
Our sales and marketing expenses consist of (i) employee benefit expenses, including salaries, share-based compensation, bonuses and other benefits for employees involved in sales and marketing functions, (ii) marketing and business development expenses, (iii) rental expenses, and (iv) other expenses, primarily including depreciation and amortization and freight expenses.
The following table sets forth a breakdown of our sales and marketing expenses for the periods indicated:
	For the Year Ended December 31,						For the Three Months Ended March 31,
	2022		2023		2024		2024		2025
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
							(unaudited)
	(in thousands, except for percentages)
Employee benefit expenses	77,736	74.2	104,462	70.2	124,548	64.5	27,821	66.3	40,249	5,546	79.6
Marketing and business development expenses	8,080	7.7	15,496	10.4	32,521	16.8	7,540	18.0	4,718	650	9.3
Rental expenses	6,480	6.2	11,893	8.0	8,609	4.5	2,272	5.4	1,841	254	3.6
Others	12,539	11.9	16,947	11.4	27,354	14.2	4,331	10.3	3,738	515	7.4
Total	104,835	100.0	148,798	100.0	193,032	100.0	41,964	100.0	50,546	6,965	100.0
We expect our sales and marketing expenses to increase in absolute amount as we seek to continue to expand our customer base and increase our marketing efforts.

FINANCIAL INFORMATION

General and Administrative Expenses
Our general and administrative expenses consist of (i) employee benefit expenses, including salaries, share-based compensation, bonuses and other benefits for employees involved in general corporate functions, (ii) professional service fees, (iii) expected credit losses relating to the collection of accounts receivable, (iv) depreciation and amortization, (v) a non-recurring suspension loss relating to expenses incurred due to temporary production halt in the second quarter of 2022 during the COVID-19 pandemic, including employee salaries, depreciation of production equipment and rental payments for our factories, and (vi) other general corporate related expenses.
The following table sets forth a breakdown of our general and administrative expenses for the periods presented:
	For the Year Ended December 31,						For the Three Months Ended March 31,
	2022		2023		2024		2024		2025
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
							(unaudited)
	(in thousands, except for percentages)
Employee benefit expenses	126,986	63.2	175,600	54.9	146,239	46.1	41,899	60.9	30,307	4,176	56.0
Professional service fees	11,013	5.5	57,537	18.0	77,471	24.4	10,428	15.2	10,488	1,445	19.4
Expected credit losses	(1,810)	(0.9)	43,004	13.4	15,619	4.9	823	1.2	(2,731)	(376)	(5.0)
Depreciation and amortization	7,214	3.6	12,145	3.8	13,827	4.4	3,956	5.8	3,690	508	6.8
Suspension loss	30,405	15.1	—	—	—	—	—	—	—	—	—
Others	27,199	13.5	31,858	10.0	63,757	20.2	11,661	17.0	12,333	1,700	22.8
Total	201,007	100.0	320,144	100.0	316,913	100.0	68,767	100.0	54,087	7,453	100.0
We expect our general and administrative expenses to increase in the near future as we will incur additional expenses related to the anticipated growth of our business as well as accounting, insurance, investor relations and other costs related to our operations as a public company.
Research and Development Expenses
Our research and development expenses primarily consist of (i) employee benefit expenses, representing personnel-related costs directly associated with research and development, including salaries, share-based compensation, bonuses and other benefits, (ii) material expenses for research and development, (iii) depreciation and amortization, and (iv) other expenses, primarily including product development and testing expenses, and third-party engineering and contractor costs.

FINANCIAL INFORMATION

The following table sets forth a breakdown of our research and development expenses for the periods indicated:
	For the Year Ended December 31,						For the Three Months Ended March 31,
	2022		2023		2024		2024		2025
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
							(unaudited)
	(in thousands, except for percentages)
Employee benefit expenses	381,700	68.8	592,223	74.9	594,567	69.5	132,817	68.3	132,044	18,196	72.0
Material expenses	59,602	10.7	75,093	9.5	70,057	8.2	15,809	8.1	16,101	2,219	8.8
Depreciation and amortization	23,825	4.3	29,194	3.7	75,174	8.8	20,197	10.4	17,310	2,385	9.4
Others	90,052	16.2	94,037	11.9	115,843	13.5	25,579	13.2	17,850	2,460	9.7
Total	555,179	100.0	790,547	100.0	855,641	100.0	194,402	100.0	183,306	25,260	100.0
We expect our research and development expenses to increase in absolute amount as we continue to improve our technology and develop new LiDAR products.
Other Operating Income, Net
Our other operating income primarily consists of government grants, including value-added tax benefits, operating subsidies and production line construction subsidies received from PRC local governments. In 2022, 2023, 2024 and the three months ended March 31, 2024 and 2025, we had net other operating income of RMB10.8 million, RMB26.5 million, RMB276.1 million, RMB27.5 million and RMB35.3 million (US$4.9 million), respectively. The substantial increase from RMB26.5 million in 2023 to RMB276.1 million in 2024 was primarily attributable to (i) a one-off project-based payment of RMB203.3 million from a leading global OEM headquartered in the United States and (ii) an increase of RMB56.9 million in government grant income. The one-off project-based payment was intended to compensate us for our investments in research and development, as well as the actual costs of work-in-progress and raw materials incurred in connection with a contract with this customer entered into in March 2023. This contract, originally set to remain effective through December 2025, was terminated by this customer due to the suspension of the relevant project by the customer.
Interest Income
Our interest income represents interest earned on our cash and cash equivalents, as well as our short-term investments. In 2022, 2023, 2024 and the three months ended March 31, 2024 and 2025, we had interest income of RMB58.7 million, RMB99.8 million, RMB104.4 million, RMB32.8 million and RMB20.5 million (US$2.8 million), respectively.
Interest Expenses
Our interest expenses represent interest expenses on our bank borrowings. In 2022, 2023, 2024 and the three months ended March 31, 2024 and 2025, our interest expenses were nil, RMB3.1 million, RMB12.8 million, RMB2.3 million and RMB5.0 million (US$0.7 million), respectively.
Foreign Exchange Gain/(Loss), Net
Our foreign exchange gain/(loss) represents gain or loss resulting from the impact of fluctuations in foreign exchange rates, primarily related to our net revenues denominated in U.S. dollars. In 2022, 2023, 2024 and the three months end March 31, 2024 and 2025, we recorded net foreign exchange gain of RMB20.9 million, net foreign exchange loss of RMB452 thousand, and net foreign exchange gains of RMB14.6 million, RMB1.5 million and RMB1.0 million (US$0.1 million), respectively.

FINANCIAL INFORMATION

Other (Loss)/Income, Net
Our other (loss)/income primarily consists of certain non-operating or non-recurring items, such as gains or losses from assets disposal. In 2022, 2023, 2024 and the three months ended March 31, 2024 and 2025, we had net other loss of RMB2.2 million, net other income of RMB34 thousand, and net other losses of RMB2.5 million, RMB0.2 million and RMB0.7 million (US$0.1 million), respectively.
Taxation
Cayman Islands
The Cayman Islands currently levies no taxes on corporations based upon profits, income, gains, or appreciation. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.
Hong Kong
Our subsidiary in Hong Kong is subject to an income tax rate of 16.5% on any part of assessable profits over HKD2,000,000 and 8.25% for assessable profits below HKD2,000,000. Additionally, payments of dividends by our subsidiary in Hong Kong to our Company are not subject to any Hong Kong withholding tax.
Mainland China
Under the PRC Enterprise Income Tax Law effective from January 1, 2008, which was most recently amended on December 29, 2018, our mainland China subsidiaries are subject to the statutory rate of 25%, subject to preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy.
Enterprises that qualify as high and new technology enterprises (HNTE) are entitled to a preferential enterprise income tax rate of 15%, subject to renewal every three years. Shanghai Hesai, one of our subsidiaries, was first certified as an HNTE in December 2019, and its qualification was renewed in November 2022, entitling it to enjoy the preferential tax rate of 15% for 2022, 2023, 2024 and the three months ended March 31, 2025. Zhejiang Hertz was certified as an HNTE in December 2024 and is entitled to enjoy the preferential tax rate of 15% for 2024, 2025 and 2026. Since both Shanghai Hesai and Zhejiang Hertz were in accumulated tax loss position as of March 31, 2025, the aforementioned tax benefits were not utilized. Our remaining mainland China entities were subject to the standard enterprise income tax rate of 25% during the Track Record Period. Pursuant to the PRC Enterprise Income Tax Law, a 10% withholding tax is levied on dividends declared to foreign investors from mainland China effective from January 1, 2008, unless the foreign investor’s jurisdiction of incorporation has a tax treaty or similar agreement with China that provides for a different withholding arrangement.
If our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors — Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders” in the Listing Application.
United States
The applicable income tax rate of the United States where our subsidiaries having had significant operations for the years ended December 31, 2022, 2023 and 2024 and three months ended March 31, 2025 is 27.98%, which is a blended state and federal rate.

FINANCIAL INFORMATION

PERIOD-TO-PERIOD COMPARISON OF RESULTS OF OPERATIONS
Three Months Ended March 31, 2025 Compared to Three Months Ended March 31, 2024
Net Revenues
Our net revenues increased by 46.3% from RMB359.1 million in the three months ended March 31, 2024 to RMB525.3 million (US$72.4 million) in the same period of 2025.
Product revenues.   Revenue from LiDAR products increased by 44.7% from RMB350.5 million in the three months ended March 31, 2024 to RMB508.2 million (US$70.1 million) in the same period of 2025, primarily driven by increased revenue from sales of ADAS LiDAR products due to robust demand in China. We recognized revenues from approximately 59,100 and 195,800 LiDAR units sold with an average selling price of approximately US$820 and US$360 per unit in the three months ended March 31, 2024 and 2025, respectively. The decrease in the unit price per LiDAR sold was primarily attributable to increased sales of cost-efficient LiDAR products. Other product revenues remained relatively stable at RMB2.5 million (US$0.3 million) in the three months ended March 31, 2025, compared to RMB2.4 million in the same period of 2024.
Service revenues.   Revenue from engineering design, development and validation services increased significantly from RMB2.3 million in the three months ended March 31, 2024 to RMB12.6 million (US$1.7 million) in the same period of 2025, primarily attributable to the completion of certain engineering service projects in the first quarter of 2025. Revenue from other services decreased 48.1% from RMB3.9 million in the three months ended March 31, 2024 to RMB2.0 million (US$0.3 million) in the same period of 2025, primarily attributable to the expiry of existing extended warranty services.
Cost of Revenues
Our cost of revenues increased by 39.2% from RMB219.9 million in the three months ended March 31, 2024 to RMB306.1 million (US$42.2 million) in the same period of 2025, primarily attributable to an increase of RMB66.1 million in material and component cost and an increase of RMB15.4 million in manufacturing cost, both of which were in line with our sales growth.
Gross Profit and Gross Profit Margin
As a result of the foregoing, our gross profit increased by 57.5% from RMB139.2 million in the three months ended March 31, 2024 to RMB219.2 million (US$30.2 million) in the same period of 2025. Our gross profit margin increased from 38.8% in the three months ended March 31, 2024 to 41.7% in the same period of 2025, primarily attributable to effective cost and scale optimization on both ADAS and Robotics LiDAR products.
Operating Expenses
Sales and marketing expenses.   Our sales and marketing expenses increased by 20.5% from RMB42.0 million in the three months ended March 31, 2024 to RMB50.5 million (US$7.0 million) in the same period of 2025, primarily attributable to an increase of RMB12.4 million in employee benefit expenses, mainly reflecting higher bonus expenses and share-based compensation expenses, partially offset by (i) a decrease of RMB2.8 million in marketing and business development expenses, due to fewer marketing activities in the first quarter of 2025, (ii) a decrease of RMB0.4 million in rental expenses, due to a reduction in leased office space, and (iii) a decrease of RMB0.6 million in other expenses, mainly due to lower depreciation and amortization.
General and administrative expenses.   Our general and administrative expenses decreased by 21.3% from RMB68.8 million in the three months ended March 31, 2024 to RMB54.1 million (US$7.5 million) in the same period of 2025, primarily attributable to a decrease of RMB11.6 million in employee benefit expenses,

FINANCIAL INFORMATION

mainly due to an RMB10.8 million decrease in share-based compensation expenses, as a result of reduced amortization related to share incentive awards.
Research and development expenses.   Our research and development expenses decreased by 5.7% from RMB194.4 million in the three months ended March 31, 2024 to RMB183.3 million (US$25.3 million) in the same period of 2025, primarily attributable to (i) a decrease of RMB2.9 million in depreciation and amortization, and (ii) a decrease of RMB7.8 million in other expenses, mainly due to a decrease in rental expenses.
Other operating income, net.   Our net other operating income increased by 28.4% from RMB27.5 million in the three months ended March 31, 2024 to RMB35.3 million (US$4.9 million) in the same period of 2025, which was primarily due to increased government grants.
Loss from Operations
As a result of the foregoing, our loss from operations narrowed by 75.8% from RMB138.5 million in the three months ended March 31, 2024 to RMB33.4 million (US$4.6 million) in the same period of 2025.
Interest Income
Our interest income decreased by 37.4% from RMB32.8 million in the three months ended March 31, 2024 to RMB20.5 million (US$2.8 million) in the same period of 2025, which was mainly due to decreases in bank balances and interest rates.
Interest Expenses
Our interest expenses increased significantly from RMB2.3 million for the three months ended March 31, 2024 to RMB5.0 million (US$0.7 million) in the same period of 2025, which was mainly due to handling fees related to factoring of accounts receivables and an increase in long-term borrowings.
Foreign Exchange Gain, Net
Foreign exchange gain, net decreased from RMB1.5 million in the three months ended March 31, 2024 to RMB1.0 million (US$0.1 million) in the same period of 2025, as a result of fluctuations in the exchange rates of Renminbi against U.S. dollars.
Other Loss, Net
Our other loss, net increased substantially from RMB0.2 million for the three months ended March 31, 2024 to RMB0.7 million (US$0.1 million) in the same period of 2025, primarily arising from disposals of assets.
Income Tax Expenses
We recorded income tax expenses of RMB0.3 million and an income tax benefit of RMB67 thousand (US$9 thousand) in the three months ended March 31, 2024 and 2025, respectively.
Share of Loss in Equity Method Investment
We recorded share of loss in equity method investment of RMB12 thousand in the three months ended March 31, 2024 and 2025.
Net Loss
As a result of the foregoing, our net loss narrowed by 83.6% from RMB106.9 million in the three months ended March 31, 2024 to RMB17.5 million (US$2.4 million) in the same period of 2025.

FINANCIAL INFORMATION

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023
Net Revenues
Our net revenues increased by 10.7% from RMB1,877.0 million in 2023 to RMB2,077.2 million in 2024.
Product revenues.   Revenue from LiDAR products increased by 12.1% from RMB1,735.3 million in 2023 to RMB1,946.8 million in 2024, primarily driven by increased demand for and shipments of ADAS LiDAR products. We recognized revenues from approximately 222,100 and 501,900 LiDAR units sold with an average selling price of approximately US$1,100 and US$530 per unit in 2023 and 2024, respectively. The decrease in the unit price per LiDAR sold was primarily attributable to increased shipments of our lower-priced ADAS LiDAR products. Other product revenues decreased by 35.0% from RMB29.6 million in 2023 to RMB19.3 million in 2024, mainly attributable to contraction of our gas sensor business after we disposed of our U.S. gas sensor subsidiary in 2023.
Service revenues.   Revenue from engineering design, development and validation services remained relatively stable at RMB100.5 million in 2023 and RMB100.3 million in 2024. Revenue from other service decreased slightly from RMB11.6 million in 2023 to RMB10.8 million in 2024, primarily attributable to decreased revenue from extended warranty service.
Cost of Revenues
Our cost of revenues decreased by 1.9% from RMB1,215.6 million in 2023 to RMB1,192.6 million in 2024, primarily attributable to (i) a decrease of RMB120.1 million in other costs, due to a decrease in total tariffs, which resulted from lower sales volume in the United States, and (ii) a decrease of RMB26.6 million in labor costs, attributed to a higher automation rate in ADAS LiDAR manufacturing. These factors were partially offset by an increase of RMB91.6 million in manufacturing cost, driven by our increased LiDAR shipment volume.
Gross Profit and Gross Profit Margin
As a result of the foregoing, our gross profit increased by 33.7% from RMB661.4 million in 2023 to RMB884.6 million in 2024. Our gross profit margin increased from 35.2% in 2023 to 42.6% in 2024, primarily attributable to effective cost optimization through product iteration and economies of scale in LiDAR production for both ADAS and Robotics LiDAR products.
Operating Expenses
Sales and marketing expenses.   Our sales and marketing expenses increased by 29.7% from RMB148.8 million in 2023 to RMB193.0 million in 2024, primarily attributable to (i) an increase of RMB20.1 million in employee benefit expenses due to the expansion in our sales and marketing team, (ii) an increase of RMB17.0 million in marketing and business development expenses due to increased investment in branding and marketing activities, and (iii) an increase of RMB10.4 million in other expenses, primarily driven by several factors, including higher sample products costs, increased professional service fees such as design and consulting fees and relocation-related expenses. These increases were partially offset by a decrease of RMB3.3 million in rental expenses allocated to sales and marketing expenses.
General and administrative expenses.   Our general and administrative expenses decreased slightly from RMB320.1 million in 2023 to RMB316.9 million in 2024, primarily attributable to (i) a decrease of RMB29.4 million in employee benefit expenses, as we incurred one-off share-based compensation expenses upon the completion of our initial public offering on the Nasdaq in 2023 and (ii) a decrease of RMB27.4 million in expected credit loss, partially offset by an increase of RMB19.9 million in professional legal service fees in relation to our overseas litigations.
Research and development expenses.   Our research and development expenses increased by 8.2% from RMB790.5 million in 2023 to RMB855.6 million in 2024, primarily attributable to (i) an increase of

FINANCIAL INFORMATION

RMB46.0 million in depreciation and amortization following the launch of operations at Maxwell Center in 2024 and (ii) an increase of RMB21.8 million in other expenses, primarily due to increased product development and testing expenses and rental expenses related to our research and development activities.
Other operating income, net.   Our net other operating income increased significantly from RMB26.5 million in 2023 was RMB276.1 million in 2024, which was primarily due to a one-off project-based payment of RMB203.3 million from a leading global OEM headquartered in the United States as compensation for costs we incurred under a contract that was terminated by this customer, as well as an increase of RMB56.9 million in government grant income.
Loss from Operations
As a result of the foregoing, our loss of operations narrowed by 64.2% from RMB571.6 million in 2023 to RMB204.9 million in 2024.
Interest Income
Our interest income increased by 4.6% from RMB99.8 million in 2023 to RMB104.4 million in 2024, which was mainly due to the change in interest rates.
Interest Expenses
Our interest expenses increased substantially from RMB3.1 million in 2023 to RMB12.8 million in 2024, which was mainly due to an increase in bank borrowings and a decrease in capitalized interest expenses related to Maxwell Center upon its completion in 2024.
Foreign Exchange Gain/(Loss), Net
We recorded a net foreign exchange gain of RMB14.6 million in 2024, compared to a net foreign exchange loss of RMB452 thousand in 2023, as a result of fluctuations in the exchange rates of Renminbi against U.S. dollars.
Other (Loss)/Income, Net
We recorded a net other loss of RMB2.5 million in 2024, compared to a net other income of RMB34 thousand in 2023, primarily due to increased losses from the disposal of fixed assets.
Income Tax Expenses
Our income tax expenses increased from RMB0.7 million in 2023 to RMB1.1 million in 2024, primarily due to increased net profit recognized by certain subsidiaries.
Share of Loss in Equity Method Investment
We recorded share of loss in equity method investment of RMB45 thousand in 2023 and RMB13 thousand in 2024.
Net Loss
As a result of the foregoing, our net loss narrowed significantly to RMB102.4 million in 2024 from RMB476.0 million in 2023.
Year Ended December 31, 2023 Compared to Year Ended December 31, 2022
Net Revenues
Our net revenues increased by 56.1% from RMB1,202.7 million in 2022 to RMB1,877.0 million in 2023, primarily attributable to an increase of RMB613.0 million in our product revenues, which was mainly driven by increased revenue from LiDAR products.

FINANCIAL INFORMATION

Product revenues.   Revenue from LiDAR products increased by 54.6% from RMB1,122.2 million in 2022 to RMB1,735.3 million in 2023, primarily attributable to the increased demand for and shipments of ADAS and Robotics LiDAR products. We recognized revenues from approximately 80,400 and 222,100 LiDAR units sold with an average selling price of approximately US$2,000 and US$1,100 per unit in 2022 and 2023, respectively. The decrease in the unit price per LiDAR sold was primarily attributable to the shift in our product mix following the mass production of ADAS LiDAR products in 2023. Other product revenues remained stable at RMB29.6 million in 2022 and 2023.
Service revenues.   Revenue from engineering design, development and validation services and solution service increased significantly from RMB43.1 million in 2022 to RMB100.5 million in 2023, primarily due to the increased solutions revenue we received in 2023. Our revenues from other service increased from RMB7.7 million in 2022 to RMB11.6 million in 2023, primarily attributable to increased revenues from extended warranty service.
Cost of Revenues
Our cost of revenues increased by 66.4% from RMB730.7 million in 2022 to RMB1,215.6 million in 2023. The increase was primarily attributable to (i) an increase of RMB246.9 million in material and component cost and an increase of RMB108.4 million in manufacturing cost, both due to increased product sales, and (ii) an increase of RMB116.8 million in other cost, including increased accrued warranty costs and tariff expense.
Gross Profit and Gross Profit Margin
As a result of the foregoing, our gross profit increased by 40.1% from RMB472.0 million in 2022 to RMB661.4 million in 2023. Our gross profit margin decreased from 39.2% in 2022 to 35.2% in 2023, primarily due to increased shipments of lower-priced ADAS LiDAR products and relatively higher costs in our ADAS business as it was still in a ramp-up phase.
Operating Expenses
Sales and marketing expenses.   Our sales and marketing expenses increased by 42.0% from RMB104.8 million in 2022 to RMB148.8 million in 2023, primarily attributable to (i) an increase of RMB26.7 million in employee benefit expenses due to the expansion of our sales and marketing team and share-based compensation expenses recognized upon the completion of our initial public offering, (ii) an increase of RMB7.4 million in marketing and business development expenses due to increased investment in branding and marketing activities, (iii) an increase of RMB5.4 million in rental expenses, as we leased additional premises for our operations, and (iv) an increase of RMB4.4 million in other expenses, primarily due to increased freight and sample products costs.
General and administrative expenses.   Our general and administrative expenses increased by 59.3% from RMB201.0 million in 2022 to RMB320.1 million in 2023, primarily attributable to (i) an increase of RMB46.5 million in professional service expenses, primarily related to our initial public offering, and (ii) an increase of RMB48.6 million in employee benefit expenses, primarily due to the share-based compensation expenses recognized upon the completion of our initial public offering, and (iii) an increase of RMB44.8 million in expected credit losses, primarily due to credit losses recognized in relation to accounts receivable from an OEM customer that faced operational difficulties.
Research and development expenses.   Our research and development expenses increased by 42.4% from RMB555.2 million in 2022 to RMB790.5 million in 2023, primarily attributable to (i) an increase of RMB210.5 million in employee benefit expenses, due to increased average headcount for research and development from 2022 to 2023, and share-based compensation expense recognized upon the completion of our initial public offering, and (ii) an increase of RMB15.5 million in material expenses.
Other operating income, net.   Our net other operating income increased significantly from RMB10.8 million in 2022 to RMB26.5 million in 2023, primarily due to increased government grants.

FINANCIAL INFORMATION

Loss from Operations
As a result of the foregoing, our loss of operations increased by 51.1% from RMB378.2 million in 2022 to RMB571.6 million in 2023.
Interest Income
Our interest income increased by 69.9% from RMB58.7 million in 2022 to RMB99.8 million in 2023, primarily due to increased average balance of cash and cash equivalents and short-term investments as we received proceeds from our initial public offering in the first quarter of 2023.
Interest Expenses
Our interest expenses were RMB3.1 million in 2023, while we did not incur any interest expenses in 2022 due to interest capitalization.
Foreign Exchange Gain/(Loss)
We recorded a foreign exchange gain of RMB20.9 million in 2022, compared to a foreign exchange loss of RMB0.5 million in 2023, as a result of fluctuations in the exchange rate of Renminbi against U.S. dollars.
Other (Loss)/Income, Net
We recorded a net other income of RMB34 thousand in 2023, compared to a net other loss of RMB2.2 million in 2022, which was primarily due to one-off expenses related to COVID-19 relief provided to employees.
Income Tax Expenses
Our income tax expenses were RMB0.7 million in 2023, compared to an income tax benefit of RMB66 thousand in 2022, primarily due to the benefit of deferred tax liabilities we previously recognized.
Share of Loss in Equity Method Investment
We recorded share of loss in equity method investment of RMB45 thousand in 2022 and 2023.
Net Loss
As a result of the foregoing, our net loss increased by 58.3% from RMB300.8 million in 2022 to RMB476.0 million in 2023.

FINANCIAL INFORMATION

DISCUSSION OF CERTAIN KEY BALANCE SHEET ITEMS
The following table sets forth selected information from our consolidated balance sheets as of the dates indicated, which have been extracted from the Accountants’ Report in Appendix I to the Listing Application:
	As of December 31,			As of March 31, 2025
	2022	2023	2024
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Total current assets	3,135,111	4,397,609	4,682,656	4,555,906	627,822
Total non-current assets	704,285	1,264,934	1,306,955	1,271,476	175,214
Total assets	3,839,396	5,662,543	5,989,611	5,827,382	803,036
Total current liabilities	955,538	1,335,101	1,628,940	1,122,351	154,665
Total non-current liabilities	42,125	465,124	428,940	427,897	58,966
Total liabilities	997,663	1,800,225	2,057,880	1,550,248	213,631
Total mezzanine equity	5,986,910	—	—	—	—
Total shareholders’ (deficit)/equity	(3,145,177)	3,862,318	3,931,731	4,277,134	589,405
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	3,839,396	5,662,543	5,989,611	5,827,382	803,036
The following table sets forth our current assets and current liabilities as of the dates indicated.
	As of December 31,			As of March 31, 2025		As of June 30, 2025
	2022	2023	2024
	RMB	RMB	RMB	RMB	US$	RMB	US$
				(unaudited)
	(in thousands)
Current assets:
Cash and cash equivalents	913,277	1,554,583	2,838,966	2,826,605	389,517	2,734,345	381,700
Restricted cash	—	3,541	3,594	3,589	495	4,079	569
Short-term investments	945,865	1,586,005	362,195	30,482	4,201	110,514	15,427
Notes receivable	—	—	22,341	20,579	2,836	33,020	4,609
Accounts receivable	485,044	524,818	765,027	957,644	131,967	1,057,372	147,603
Contract assets	12,600	19,688	9,909	9,909	1,365	9,909	1,383
Amounts due from related parties	5,021	5,015	5,039	5,036	694	—	—
Inventories	646,852	495,877	482,137	489,974	67,520	599,252	83,652
Prepayments and other current assets	126,452	208,082	193,448	212,088	29,227	273,777	38,218
Total current assets	3,135,111	4,397,609	4,682,656	4,555,906	627,822	4,822,268	673,161
Current liabilities:
Short-term borrowings	—	111,682	345,253	280,266	38,622	478,230	66,758
Notes payable	—	7,255	10,096	53,982	7,439	120,498	16,821
Accounts payable	206,681	269,439	345,011	346,867	47,800	461,879	64,476
Contract liabilities	40,378	79,925	32,994	26,978	3,718	31,669	4,421

FINANCIAL INFORMATION

	As of December 31,			As of March 31, 2025		As of June 30, 2025
	2022	2023	2024
	RMB	RMB	RMB	RMB	US$	RMB	US$
				(unaudited)
	(in thousands)
Amounts due to related parties	334,283	340,051	335,253	5,335	735	—	—
Accrued warranty liability	17,694	28,425	43,607	48,180	6,639	57,605	8,041
Accrued expenses and other current liabilities	356,502	498,324	516,726	360,743	49,712	365,951	51,084
Total current liabilities	955,538	1,335,101	1,628,940	1,122,351	154,665	1,515,832	211,601
Net current assets	2,179,573	3,062,508	3,053,716	3,433,555	473,157	3,306,436	461,560

Our net current assets increased from RMB2,179.6 million as of December 31, 2022 to RMB3,062.5 million as of December 31, 2023, primarily due to (i) an increase of RMB640.1 million in short-term investments and (ii) an increase of RMB641.3 million in cash and cash equivalents, mainly attributable to proceeds from our initial public offering on the Nasdaq completed in the first quarter of 2023, partially offset by (i) a decrease of RMB151.0 million in inventories, (ii) an increase of RMB141.8 million in accrued expenses and other current liabilities, and (iii) an increase of RMB111.7 million in short-term borrowings.
Our net current assets remained relatively stable at RMB3,062.5 million as of December 31, 2023 and RMB3,053.7 million as of December 31, 2024.
Our net current assets increased from RMB3,053.7 million as of December 31, 2024 to RMB3,433.6 million (US$473.2 million) as of March 31, 2025, primary attributable to (i) an increase of RMB192.6 million in accounts receivables, (ii) a decrease of RMB330.0 million in amounts due to related parties, and (iii) a decrease of RMB156.0 million in accrued expenses and other current liabilities, partially offset by a decrease of RMB331.7 million in short-term investments.
Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and time deposits with banks with original maturities of less than three months. Our cash and cash equivalents increased from RMB913.3 million as of December 31, 2022 to RMB1,554.6 million as of December 31, 2023, primarily due to proceeds we received from our initial public offering the first quarter of 2023. Our cash and cash equivalents further increased to RMB2,839.0 million as of December 31, 2024, primarily due to the maturity of our short-term investments at period end. Our cash and cash equivalents remained relatively stable at RMB2,826.6 million (US$389.5 million) as of March 31, 2025.
Short-term Investments
Short-term investments mainly include time deposits, and structured financial products issued by commercial banks with guaranteed principal and variable rates of return indexed to interest rates, exchange rates, commodities, broad-based index of stock market, and other financial or non-financial underlying assets, all with original maturities less than one year. Our short-term investments increased from RMB945.9 million as of December 31, 2022 to RMB1,586.0 million as of December 31, 2023 as we purchased a higher amount of short-term investments with proceeds received from our initial public offering, and then decreased to RMB362.2 million as of December 31, 2024, primarily due to the maturity of our short-term investments at period end. Our short-term investments further decreased to RMB30.5 million (US$4.2 million) as of March 31, 2025, primarily due to the redemption of wealth management products upon maturity.

FINANCIAL INFORMATION

We adopt a prudent short-term investment strategy focused on preserving capital and maintaining liquidity. We utilize idle funds to invest in low-risk, high-liquidity wealth management products offered by commercial banks. Our Board has adopted an investment policy to guide our short-term investments. Any investment that deviates from this policy must be pre-approved by the Board. Our finance department is responsible for evaluating investment products, comparing quotations from multiple banks and selecting the most favorable options available. Each short-term investment transaction is subject to internal approval by our Chief Financial Officer and directors. Our board of directors and senior management possess the necessary expertise in evaluating and managing such investments. In particular, our Chief Financial Officer, Mr. Peng Fan has extensive experience in corporate finance, capital markets and investment management across both listed companies and international financial institutions. For details, see “Directors and Senior Management.” Upon [REDACTED], any such investments will be subject to the applicable requirements under the Listing Rules, including the relevant provisions under Chapter 14 of the Listing Rules, as applicable.
Accounts Receivable
Our accounts receivable primarily represent amounts due from our customers, which are recorded net of allowance for credit loss. The following table sets forth a breakdown of our accounts receivable as of the dates indicated:
	As of December 31,			As of March 31, 2025
	2022	2023	2024
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Accounts receivable	491,293	573,950	819,999	1,009,885	139,166
Less: allowance for expected credit losses	(6,249)	(49,132)	(54,972)	(52,241)	(7,199)
Total accounts receivable, net	485,044	524,818	765,027	957,644	131,967
Our accounts receivable, net of allowance, increased from RMB485.0 million as of December 31, 2022 to RMB524.8 million as of December 31, 2023, primarily due to the expansion of our OEM customer base, which generally operates with longer payment cycle in line with market practice. Our accounts receivable, net of allowance, further increased to RMB765.0 million as of December 31, 2024 and to RMB957.6 million (US$132.0 million) as of March 31, 2025, primarily due to increased sales and longer credit term granted to certain OEM customers.
Our allowance for expected credit losses was RMB6.2 million, RMB49.1 million, RMB55.0 million and RMB52.2 million (US$7.2 million) as of December 31, 2022, 2023 and 2024 and March 31, 2025, respectively. The substantial increase from RMB6.2 million as of December 31, 2022 to RMB49.1 million as of December 31, 2023 was primarily due to expected credit losses of RMB35.6 million recognized in relation to accounts receivable from an OEM customer in China that faced operational difficulties and subsequently entered into bankruptcy proceedings. As of the Latest Practicable Date, we had made full provision for the expected credit losses on accounts receivable due from this customer.
We have made sufficient allowance for expected credit losses, taking into account the recoverability of individual balances with reference to customers’ financial condition, aging profile, historical collection patterns, and other relevant factors. We maintain strict controls over our accounts receivables and have implemented internal procedures to mitigate credit risk, including ongoing monitoring and regular reviews of outstanding balances.
As of March 31, 2025, accounts receivable that were overdue accounted for less than 20% of the total balance, with those aged over one year representing only less than 7% of the total balance. Furthermore, as of July 31, 2025, 79.9% of our accounts receivable as of March 31, 2025 had subsequently been settled. Our OEM customers, which account for a significant portion of our receivables, generally have strong financial

FINANCIAL INFORMATION

positions and maintain good payment records. We maintain close business relationships and active communication with these customers, and we closely monitor their overdue balances and financial conditions. For overdue accounts, we have adopted follow-up measures, including regular communication with customers and payment reminders, to facilitate timely collection and reduce credit risk.
In addition, we have developed a current expected credit loss model based on historical collection experience, the age of the accounts receivable balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers. For ongoing credit evaluation purposes, we classify customers into two categories based on credit risk: those with a relatively low credit risk and no default history, and those facing operational difficulties or other special circumstances, who have a relatively higher credit risk. For both categories, we have made appropriate provisions based on the assessed level of credit risk. In particular, for customers not facing operational difficulties or other special circumstances, the expected credit loss rates during the Track Record Period remained low, amounting to 0.74%, 1.94%, 0.83% and 0.6% for 2022, 2023, 2024 and the three months ended March 31, 2025, respectively. For further details, see note 3.2 to the Accountants’ Report set out in Appendix I to this [REDACTED]. Based on the above, we believe our credit risk is appropriately managed, and we do not consider there to be any material recoverability issues with respect to our accounts receivable.
The following table sets forth our accounts receivable turnover days for the periods indicated:
	For the Year Ended December 31,			For the Three Months Ended March 31, 2025
	2022	2023	2024
Accounts receivable turnover days	113	108	112	149

Note:
(1)
Accounts receivable turnover days for a given period are equal to the sum of the average balances of accounts receivable and contract assets at the beginning and the end of the period divided by net revenues during the period and multiplied by the number of days during the period.

Our accounts receivable turnover days decreased from 113 days in 2022 to 108 days in 2023, primarily due to accelerated payment from our customers, and then increased to 112 days in 2024, primarily due to longer credit term granted to certain OEM customers as they generally have longer payment cycles. Our accounts receivable turnover days further increased to 149 days in the three months ended March 31, 2025, which was primarily due to seasonality, as settlements typically slow down around the Chinese New Year and a higher proportion of revenue was generated from OEM customers in this period.
We generally allow a credit period of 30 to 90 days to our customers. The following table sets forth an aging analysis of our accounts receivable as of the dates indicated:
	As of December 31,			As of March 31, 2025
	2022	2023	2024
	RMB	RMB	RMB	US$	RMB
	(in thousands)
Within six months	477,183	556,142	757,045	948,064	130,647
Seven months to one year	9,964	15,042	41,483	9,140	1,260
One year to two years	4,008	1,678	19,006	52,681	7,260
Over two years	138	1,088	2,465	—	—
Less: allowance for expected credit losses	(6,249)	(49,132)	(54,972)	(52,241)	(7,199)
Total	485,044	524,818	765,027	957,644	131,968

FINANCIAL INFORMATION

As of December 31, 2022, 2023 and 2024, the vast majority of accounts receivables were aged within six months to one year. Our accounts receivables aged over one year to two years and over two years increased from 2023 to 2024, primarily as a result of the expansion of our business scale and an increase in revenue. As our customer base grew, a small number of customers experienced delays in payment, leading to a rise in long-aged receivables. We have recognized full provision for expected credit losses on all accounts receivable that remained outstanding for more than one year as of each of the respective dates.
As of July 31, 2025, RMB765.2 million (US$105.4 million), or 79.9%, of our accounts receivable as of March 31, 2025 had been settled.
Inventories
Our inventories primarily include raw materials, work-in-process, and finished goods and are stated at lower of cost or net realizable value. The following table sets forth details of our inventories as of the dates indicated:
	As of December 31,			As of March 31, 2025
	2022	2023	2024
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Raw materials	290,121	126,347	191,578	201,930	27,827
Work-in-process	180,367	199,153	225,726	226,833	31,258
Finished goods	176,364	170,377	64,833	61,211	8,435
Inventories	646,852	495,877	482,137	489,974	67,520
Our inventories decreased from RMB646.9 million as of December 31, 2022 to RMB495.9 million as of December 31, 2023, primarily due to increased shipments of LiDAR products to customers in 2023. Our inventories further decreased to RMB482.1 million as of December 31, 2024, mainly driven by a decrease in finished goods due to increased shipments of LiDAR products to customers near the end of the year. Our inventories remained relatively stable at RMB490.0 million (US$67.5 million) as of March 31, 2025.
The following table sets forth an aging analysis of our inventories as of the dates indicated:
	As of December 31,			As of March 31, 2025
	2022	2023	2024
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Within 6 months	579,986	359,546	318,687	350,362	48,281
7 months to 1 year	53,404	62,062	81,836	52,021	7,169
Over 1 year	80,803	136,484	146,051	153,951	21,215
Inventory provision	(67,341)	(62,215)	(64,437)	(66,360)	(9,145)
Total	646,852	495,877	482,137	489,974	67,520
We proactively monitor our inventory levels and develop prudent procurement plans in response to forecasted rising demand and to ensure supply stability. As of December 31, 2022, 2023 and 2024 and March 31, 2025, the vast majority of our inventories were aged within one year. Our inventories aged over one year primarily consisted of raw materials, mainly electronic components. These raw materials were purchased in bulk to meet the rapidly growing demand for our LiDAR products and generally have long shelf lives, which are expected to be consumed in our future production and can be used across multiple models. In particular, the substantial increase in inventories aged over one year as of December 31, 2023 was primarily attributable to (i) our proactive procurement efforts to support our initial mass production of ADAS LiDARs in 2022, during which we secured additional raw materials to accommodate volume ramp-up, and (ii) our purchase of semiconductor chips in 2022 to mitigate the potential impact of supply shortages during the

FINANCIAL INFORMATION

COVID-19 pandemic. As of the Latest Practicable Date, all semiconductor chips procured by us were either in use or held in inventory for planned future production, and we do not expect any material obsolescence of our chip inventory as we continue to develop and launch new LiDAR products. For certain raw materials that are no longer expected to be used due to changes in customer demand and product configurations, we have made appropriate provisions on a quarterly basis.
In assessing the need for inventory provisions, we take into account not only the aging profile of inventory, but also the anticipated future usage of specific inventory items, with input from our production and R&D departments, as well as other relevant factors, including historical and forecast customer demand. We believe this approach enables a more prudent and comprehensive assessment of inventory recoverability and ensures that appropriate provisions for write-downs are made in accordance with our accounting policies. Furthermore, we have not historically experienced any material write-downs in relation to our long-aged inventories. As such, we believe we have made sufficient provisions as of the respective dates.
The following table sets forth our inventory turnover days for the periods indicated:
	For the Year Ended December 31,			For the Three Months Ended March 31, 2025
	2022	2023	2024
Inventory turnover days	278	191	169	143

Note:
(1)
Inventory turnover days for a given period equal to average inventory balances at the beginning and the end of the period divided by cost of revenues during the period and multiplied by the number of days during the period.

Our inventory turnover days decreased from 278 days in 2022 to 191 days in 2023, and further decreased to 169 days in 2024, primarily due to increased LiDAR shipments to customers and accelerated consumption of our raw material and component inventories. Our inventory turnover days further decreased to 143 days in the three months ended March 31, 2025, which was primarily due to enhanced inventory management.
Valuation of inventories is based on currently available information about expected recoverable value, dependent upon factors such as market trends, inventory aging, and historical and forecasted customer demands. Inventory write-down is recorded as cost of revenues, and we recorded inventory write-offs of RMB39.4 million, RMB9.3 million, RMB2.2 million, RMB14.0 million and RMB2.0 million (US$0.3 million) in 2022, 2023, 2024 and the three months ended March 31, 2024 and 2025, respectively. Based on our assessment, we do not believe there is any recoverability issue with respect to our inventories. Our management performs inventory aging and recoverability assessments at each balance sheet date in accordance with our accounting policy of measuring inventories at the lower of cost and net realizable value. The continued growth in LiDAR shipments during the Track Record Period has supported the consumption of raw materials and work-in-progress and the sale of finished goods. Taking into account our historical inventory turnover, actual inventory consumption, and expected future sales, we believe the inventory provisions made during the Track Record Period are sufficient and appropriate.
As of July 31, 2025, RMB431.6 million (US$59.5 million), or 88.1%, of our inventories outstanding as of March 31, 2025 had been sold or utilized.
Prepayments and Other Current Assets
Prepayment and other current assets primarily consist of (i) advances to suppliers, representing prepayments for purchase of raw materials, goods and services, (ii) deposits, primarily include lease deposits, (iii) prepaid expenses, representing other prepayments of non-trade nature, and (iv) value-added tax recoverable. The following table sets forth our prepayment and other current assets as of the dates indicated:

FINANCIAL INFORMATION

	As of December 31,			As of March 31, 2025
	2022	2023	2024
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Advances to suppliers	82,419	120,556	112,385	127,594	17,583
Deposits	11,998	22,042	11,033	11,746	1,619
Prepaid expenses	10,108	16,372	23,076	40,022	5,515
Value-added tax recoverable	6,748	21,888	28,468	24,657	3,398
Others	15,179	27,224	18,486	8,069	1,112
Total	126,452	208,082	193,448	212,088	29,227
Our prepayments and other current assets increased from RMB126.5 million as of December 31, 2022 to RMB208.1 million as of December 31, 2023, primarily due to an increase of RMB38.1 million in advances to suppliers in relation to the increased purchase of raw materials, and then decreased to RMB193.4 million as of December 31, 2024, primarily due to a decrease of RMB11.0 million in rental deposits following the termination of leases for our previous principal offices in Qingpu, Shanghai. Our prepayments and other current assets increased from RMB193.4 million as of December 31, 2024 to RMB212.1 million (US$29.2 million) as of March 31, 2025, primarily attributable to (i) an increase of RMB16.9 million in prepaid expenses due to the prepayment of royalty fees at the beginning of the year and (ii) an increase of RMB15.2 million in advances to suppliers due to the prepayments to raw material suppliers, partially offset by (i) a decrease of RMB3.8 million in value-added tax recoverable and (ii) a decrease of RMB10.4 million in others, resulting from the recovery of rental deposits.
As of July 31, 2025, all of our prepayments and other current assets as of March 31, 2025 had been settled.
Accounts Payable
Our accounts payable primarily represent accounts payable to our suppliers of raw materials and to our outsourced labor force. Our accounts payable increased from RMB206.7 million as of December 31, 2022 to RMB269.4 million as of December 31, 2023, and further increased to RMB345.0 million as of December 31, 2024. The increases were primarily due to increased procurement of raw materials and components resulting from greater product demands. Our accounts payable remained relatively stable at RMB346.9 million (US$47.8 million) as of March 31, 2025.
The following table sets forth our accounts payable turnover days for the periods indicated:
	For the Year Ended December 31,			For the Three Months Ended March 31, 2025
	2022	2023	2024
Accounts payable turnover days	72	71	94	102

Note:
(1)
Accounts payable turnover days for a given period are equal to average accounts payable balances at the beginning and the end of the period divided by total cost of revenues during the period and multiplied by the number of days during the period.

Our accounts payable turnover days remained relatively stable at 72 days in 2022 and 71 days in 2023. Our accounts payable turnover days increased to 94 days in 2024 and further to 102 days in the three months ended March 31, 2025, primarily due to more favorable credit terms granted to us by suppliers after negotiation to optimize our working capital.

FINANCIAL INFORMATION

The following table sets forth an aging analysis of our accounts payable as of the dates indicated:
	As of December 31,			As of March 31, 2025
	2022	2023	2024
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Within six months	206,379	268,908	344,802	345,344	47,590
Seven months to one year	73	302	—	1,253	173
One year to two years	229	—	—	61	8
Over two years	—	229	209	209	29
Total	206,681	269,439	345,011	346,867	47,800
As of July 31, 2025, all of our accounts payable as of March 31, 2025 had been settled.
During the Track Record Period, we did not have any material default on our accounts payable.
Amounts Due to Related Parties
Amounts due to related parties, which are non-trade in nature, relate to the 2021 Reorganization. For details, see note 25 to the Accountants’ Report in Appendix I to the Listing Application. Amounts due to related parties increased from RMB334.3 million as of December 31, 2022 to RMB340.1 million as of December 31, 2023, and then decreased to RMB335.3 million as of December 31, 2024, due to fluctuations in the exchange rate of Renminbi against U.S. dollars. The balance further decreased to RMB5.3 million (US$0.7 million) as of March 31, 2025, following the settlements made in January and March 2025, upon which amounts payable to the Co-Founders and certain other shareholders in connection with the 2021 Reorganization had been fully settled. As of June 30, 2025, we had fully settled the remaining balance of our amounts due to related parties.
Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities primarily consist of (i) salaries and welfare payables, (ii) payables for purchase of property and equipment, (iii) accrued expenses related to operating costs not associated with property and equipment, such as utilities expenses, (iv) current portion of operating lease liabilities, (v) VAT and other tax payables, and (vi) advances from employees, representing the payments received from employees for share incentive awards, for which the corresponding shares had not been issued as of the relevant balance sheet date. The following table sets forth our accrued expenses and other current liabilities as of the dates indicated:
	As of December 31,			As of March 31, 2025
	2022	2023	2024
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Salaries and welfare payables	166,923	195,014	232,927	88,325	12,172
Payables for purchase of property and equipment	102,181	179,839	124,333	90,720	12,502
Accrued expenses	41,558	65,159	111,877	121,941	16,804
Current portion of operating lease liabilities	34,975	34,993	16,103	17,686	2,437
VAT and other tax payables	5,903	19,847	28,563	39,356	5,423
Advances from employees	4,962	3,472	2,923	2,715	374
Total	356,502	498,324	516,726	360,743	49,712
Our accrued expenses and other current liabilities increased from RMB356.5 million as of December 31, 2022 to RMB498.3 million as of December 31, 2023, primarily due to an increase of RMB77.7 million in

FINANCIAL INFORMATION

payables for purchase of property and equipment, resulting from increased investments in manufacturing facilities and equipment. Our accrued expenses and other current liabilities further increased to RMB516.7 million as of December 31, 2024, primarily attributable to (i) an increase of RMB46.7 million in accrued expenses due to increased payables for professional service fees and (ii) an increase of RMB37.9 million in salaries and welfare payables due to an increased number of employees, partially offset by a decrease of RMB55.5 million in payables for purchase of property and equipment. Our accrued expenses and other current liabilities then decreased to RMB360.7 million (US$49.7 million) as of March 31, 2025, primarily attributable to (i) a decrease of RMB144.6 million in salaries and welfare payables following the settlement of salaries and bonuses and (ii) a decrease of RMB33.6 million in payables for purchase of property and equipment resulting from settlements with suppliers, partially offset by (i) an increase of RMB10.1 million in accrued expenses, mainly from professional service fees, logistics expenses, and miscellaneous items, and (ii) an increase of RMB10.8 million in VAT and other tax payables.
As of July 31, 2025, RMB323.5 million (US$44.6 million), or 89.7%, of our accrued expenses and other current liabilities as of March 31, 2025 had been settled.
Property and Equipment
The following table sets forth our property and equipment as of the dates indicated:
	As of December 31,			As of March 31, 2025
	2022	2023	2024
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost
Land	—	39,312	39,312	40,551	5,588
Buildings	—	—	342,673	342,673	47,222
Electronic equipment	79,663	114,237	139,418	155,983	21,495
Leasehold improvements	63,995	67,677	81,431	80,211	11,053
Machinery and equipment	121,614	186,890	350,483	365,954	50,430
Furniture and fixture	54,851	78,169	193,190	193,246	26,630
Transportation vehicles	4,411	5,400	6,487	7,842	1,081
Total cost	324,534	491,685	1,152,994	1,186,460	163,499
Less: Accumulated depreciation	(84,329)	(154,473)	(274,177)	(304,918)	(42,019)
Property and equipment, net	240,205	337,212	878,817	881,542	121,480
Construction in progress(1)	264,748	534,399	65,401	98,744	13,607
Total	504,953	871,611	944,218	980,286	135,087

Note:
(1)
Construction in progress as of December 31, 2022 and 2023 mainly represents Maxwell Center, our new research and development and intelligent manufacturing center in Shanghai, PRC, which was ready for use since January 2024. Construction in progress as of December 31, 2024 and March 31, 2025 mainly represents the Group’s renovation and upgrade of certain production lines in Hertz Center and Maxwell Center.

Our property and equipment increased from RMB505.0 million as of December 31, 2022 to RMB871.6 million as of December 31, 2023, primarily due to increases in machinery and equipment and construction in progress in relation to the construction of Maxwell Center. Our property and equipment further increased to RMB944.2 million as of December 31, 2024 and to RMB980.3 million (US$135.1 million)

FINANCIAL INFORMATION

as of March 31, 2025, primarily due to increases in electronic equipment, machinery and equipment, and furniture and fixture in relation to our expansion of production lines.
We evaluate our long-lived assets, including property and equipment, net, right-of-use assets and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss equal to the difference between the carrying amount and fair value of these assets. During the Track Record Period, we did not identify any impairment indicator for our long-lived assets as our financial performance and operating results were consistent with our expectation and budget for the given years as a growth company.
LIQUIDITY AND CAPITAL RESOURCES
During the Track Record Period and up to the Latest Practicable Date, our principal source of liquidity has been cash generated by historical equity financing activities. As of December 31, 2022, 2023, and 2024 and March 31, 2025, our cash and cash equivalents, restricted cash, and short-term investments were RMB1.9 billion, RMB3.1 billion, RMB3.2 billion and RMB2.9 billion (US$394.2 million), respectively. Our cash and cash equivalents primarily consist of cash on hand and time deposits with banks with original maturities of less than three months. Our short-term investments primarily consist of time deposits, and structured financial products issued by commercial banks with guaranteed principal and variable rates of return indexed to interest rates, exchange rates, commodities, broad-based index of stock market, and other financial or non-financial underlying assets, all with original maturities less than one year.
We may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.
As of March 31, 2025, 85.0%, 2.0% and 11.6% of our cash and cash equivalents were held in mainland China, Singapore and Hong Kong, respectively, and 13.1% and 84.2% were denominated in Renminbi and U.S. dollars, respectively. As of March 31, 2025, all of our short-term investments were held in mainland China and denominated in Renminbi. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “— Holding Company Structure.”
In utilizing the [REDACTED] from our [REDACTED] we may make additional capital contributions to our mainland China subsidiaries, establish new mainland China subsidiaries and make capital contributions to these new mainland China subsidiaries, make loans to our mainland China subsidiaries, or acquire offshore entities with operations in mainland China in offshore transactions. However, most of these uses are subject to mainland China regulations. See “Risk Factors — Risks Related to Doing Business in China — PRC regulations of loans to and direct investment in the PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” in the Listing Application.
A substantial portion of our revenue has been, and we expect will likely continue to be, denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our mainland China subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may restrict access to foreign currencies for current account transactions in the future if we are found failing to meet the procedural requirements. If the

FINANCIAL INFORMATION

foreign exchange control system affects our abilities to obtain sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.
Working Capital Sufficiency Statement
Our Directors are of the opinion that, taking into account the cash and cash equivalents on hand as of the date of this document and the financial resources available to us, including internally generated funds and the estimated [REDACTED] from this [REDACTED], we have sufficient working capital for our present requirement, which is, for at least the next 12 months from the date of this document.
Cash Flows
The following table sets forth a summary of our cash flows for the periods presented:
	For the Year Ended December 31,			For the Three Months Ended March 31,
	2022	2023	2024	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$
				(unaudited)
	(in thousands)
Net cash (used in)/provided by operating activities	(696,015)	57,261	63,503	(328,622)	(256,990)	(35,411)
Net cash provided by/(used in) investing activities	1,119,646	(1,060,393)	955,876	244,859	267,227	36,825
Net cash provided by/(used in) financing activities	15,176	1,590,356	250,675	90,996	(22,242)	(3,065)
Net increase/(decrease) in cash and cash equivalents	438,807	587,224	1,270,054	7,233	(12,005)	(1,651)
Effect of foreign currency exchange rate changes on cash and cash equivalents, and restricted cash	25,118	57,623	14,382	1,686	(361)	(52)
Cash and cash equivalents, and restricted cash at the beginning of the year/ period	449,352	913,277	1,558,124	1,558,124	2,842,560	391,715
Cash and cash equivalents, and restricted cash at the end of the year/period	913,277	1,558,124	2,842,560	1,567,043	2,830,194	390,012
Operating Activities
Net cash used in operating activities in the three months ended March 31, 2025 was RMB257.0 million (US$35.4 million). The difference between the net loss of RMB17.5 million (US$2.4 million) and the operating cash flow as primarily due to (i) adjustment of non-cash items of RMB65.0 million (US$9.0 million), which mainly consisted of depreciation and amortization expenses of RMB34.8 million (US$4.8 million) and share-based compensation expenses of RMB26.2 million (US$3.6 million), and (ii) a net decrease in operating assets and liabilities of RMB304.4 million (US$41.9 million), which was primarily attributable to an increase in accounts receivable of RMB190.2 million (US$26.2 million) and an decrease in accrued expenses and other current liabilities of RMB110.7 million (US$15.2 million).
Net cash provided by operating activities in 2024 was RMB63.5 million. The difference between the net loss of RMB102.4 million and operating cash flow was primarily due to (i) adjustment of non-cash items of RMB302.2 million, which mainly consisted of share-based compensation expenses of RMB116.0 million,

FINANCIAL INFORMATION

and depreciation and amortization expenses of RMB131.8 million and (ii) a net decrease in operating assets and liabilities by RMB136.3 million, which was primarily attributable to a decrease of RMB243.3 million in accounts receivable as a result of accelerated collection in 2024.
Net cash provided by operating activities in 2023 was RMB57.3 million. The difference between the net loss of RMB476.0 million and operating cash flow was primarily due to (i) adjustment of non-cash items of RMB387.6 million, which mainly consisted of share-based compensation expenses of RMB234.6 million, and depreciation and amortization expenses of RMB86.3 million and (ii) a net decrease in operating assets and liabilities by RMB145.6 million, which was primarily attributable to a decrease of RMB146.0 million in inventories as a result of more shipment of our LiDAR products.
Net cash used in operating activities in 2022 was RMB696.0 million. The difference between the net loss of RMB300.8 million and operating cash flow was primarily due to (i) an increase of RMB305.6 million in inventories due to increased stock level of raw materials for AT128 mass production and (ii) an increase of RMB256.6 million in total in accounts receivable and contract assets of which was in line with our revenue growth, partially offset by adjustment of non-cash items of RMB226.2 million, which mainly consisted of share-based compensation expenses of RMB105.2 million and depreciation and amortization expenses of RMB53.6 million.
Investing Activities
Net cash provided by investing activities in the three months ended March 31, 2025 was RMB267.2 million (US$36.8 million), which was primarily due to maturity of short-term investments of RMB382.2 million (US$52.7 million), partially offset by purchases of property and equipment of RMB57.9 million (US$8.0 million) and purchases of short-term investments of RMB50.0 million (US$6.9 million).
Net cash provided by investing activities in 2024 was RMB955.9 million, which was primarily due to maturity of our short-term investments of RMB3,775.8 million, partially offset by purchase of short-term investments of RMB2,548.6 million and purchase of property and equipment of RMB259.5 million.
Net cash used in investing activities in 2023 was RMB1,060.4 million, which was primarily due to (i) the purchase of short-term investments of RMB5,100.9 million and (ii) the purchase of property and equipment of RMB406.7 million, partially offset by the maturity of short-term investments of RMB4,479.3 million.
Net cash provided by investing activities in 2022 was RMB1,119.6 million, which was primarily due to the maturity of short-term investment of RMB6,978.8 million, partially offset by the purchases of short-term investment of RMB5,586.8 million and the purchases of property and equipment of RMB231.2 million.
Financing Activities
Net cash used in financing activities in the three months ended March 31, 2025 was RMB22.2 million (US$3.1 million), which was primarily due to repayment of short-term borrowings of RMB178.8 million (US$24.6 million), partially offset by proceeds from short-term borrowings of RMB111.8 million (US$15.4 million) and proceeds from long-term borrowings of RMB32.8 million (US$4.5 million).
Net cash provided by financing activities in 2024 was RMB250.7 million, which primarily includes our short-term and long-term borrowings of RMB354.4 million, partially offset by repayment of short-term and long-term borrowings of RMB137.8 million.
Net cash provided by financing activities in 2023 was RMB1,590.4 million, which primarily includes (i) proceeds from issuance of ordinary shares of RMB1,225.5 million in connection to our initial public offering, (ii) proceeds from long-term borrowings of RMB264.9 million, and (iii) proceeds from short-term borrowings of RMB111.7 million.
Net cash provided by financing activities in 2022 was RMB15.2 million, which primarily includes proceeds from long-term borrowings.

FINANCIAL INFORMATION

RECONCILIATION BETWEEN U.S. GAAP AND IFRS
It should be noted that the consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS. Classification and measurement of redeemable shares, share-based compensation, [REDACTED] expense, and receivables from shareholders are the four material reconciling items.
The effects of material differences between our historical financial information prepared under U.S. GAAP and IFRS are as follows:
Reconciliation of Consolidated Statements of Operations and Comprehensive Loss
	For the year ended of December 31, 2022
	Amounts as reported under U.S. GAAP	IFRS adjustments				Amounts as reported under IFRSs
Consolidated Statement of Operations and Comprehensive Loss (Extract)		Classification and measurement of redeemable shares (Note (a))	Share-based compensation (Note (b))	Listing expense (Note (c))	Subscription receivables (Note (d))
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Cost of revenues	(730,683)	—	(4,467)	—	—	(735,150)
Sales and marketing expenses	(104,835)	—	(4,968)	—	—	(109,803)
General and administrative expenses	(201,007)	—	(14,060)	(6,078)	—	(221,145)
Research and development expenses	(555,179)	—	(27,929)	—	—	(583,108)
Other income (loss), net	(2,161)	(20,723)	—	—	—	(22,884)
Net loss	(300,765)	(20,723)	(51,424)	(6,078)	—	(378,990)
Deemed dividend	(446,419)	446,419	—	—	—	—
Net loss attributable to ordinary shareholders of the Company	(747,184)	425,696	(51,424)	(6,078)	—	(378,990)
Other comprehensive income (loss)
Foreign currency translation adjustments	(12,073)	(622,093)	—	—	28,387	(605,779)
Comprehensive loss	(312,838)	(642,816)	(51,424)	(6,078)	28,387	(984,769)

FINANCIAL INFORMATION

	For the year ended of December 31, 2023
	Amounts as reported under U.S. GAAP	IFRS adjustments				Amounts as reported under IFRSs
Consolidated Statement of Operation and Comprehensive Loss (Extract)		Classification and measurement of redeemable shares (Note (a))	Share-based compensation (Note (b))	Listing expense (Note (c))	Subscription receivables (Note (d))
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Cost of revenues	(1,215,611)	—	(1,904)	—	—	(1,217,515)
Sales and marketing expenses	(148,798)	—	(13,297)	—	—	(162,095)
General and administrative expenses	(320,144)	—	17,028	(20,770)	—	(323,886)
Research and development expenses	(790,547)	—	(2,115)	—	—	(792,662)
Other income (loss), net	34	149,435	—	—	—	149,469
Net loss	(475,968)	149,435	(288)	(20,770)	—	(347,591)
Net loss attributable to ordinary shareholders of the Company	(475,968)	149,435	(288)	(20,770)	—	(347,591)
Other comprehensive income (loss)
Foreign currency translation adjustments	42,048	182,341	—	—	3,933	228,322
Comprehensive loss	(433,920)	331,776	(288)	(20,770)	3,933	(119,269)
	For the year ended of December 31, 2024
Consolidated Statement of Operations and Comprehensive Loss (Extract)	Amounts as reported under U.S. GAAP	IFRS adjustments		Amounts as reported under IFRSs
		Share-based compensation (Note (b))	Subscription receivables (Note (d))
	RMB	RMB	RMB	RMB
	(in thousands)
Cost of revenues	(1,192,572)	1,317	—	(1,191,255)
Sales and marketing expenses	(193,032)	(5,531)	—	(198,563)
General and administrative expenses	(316,913)	10,142	—	(306,771)
Research and development expenses	(855,641)	351	—	(855,290)
Net loss	(102,376)	6,279	—	(96,097)
Net loss attributable to ordinary shareholders of the Company	(102,376)	6,279	—	(96,097)
Other comprehensive income (loss)
Foreign currency translation adjustments	18,535	—	4,807	23,342
Comprehensive loss	(83,841)	6,279	4,807	(72,755)

FINANCIAL INFORMATION

	For the three months ended of March 31, 2024 (unaudited)
		IFRS adjustments
Consolidated Statement of Operations and Comprehensive (Loss) income (Extract)	Amounts as reported under U.S. GAAP	Share-based compensation	Subscription receivables	Amounts as reported under IFRSs
		(Note (b))	(Note (d))
	RMB	RMB	RMB	RMB
Cost of revenues	(219,898)	289	—	(219,609)
Sales and marketing expenses	(41,964)	(2,845)	—	(44,809)
General and administrative expenses	(68,767)	5,537	—	(63,230)
Research and development expenses	(194,402)	(3,720)	—	(198,122)
Net loss	(106,925)	(739)	—	(107,664)
Net loss attributable to ordinary shareholders of the Company	(106,925)	(739)	—	(107,664)
Other comprehensive income (loss)
Foreign currency translation adjustments	3,088	—	559	3,647
Comprehensive (loss) income	(103,837)	(739)	559	(104,017)
	For the three months ended of March 31, 2025
		IFRS adjustments
Consolidated Statement of Operations and Comprehensive (Loss) income (Extract)	Amounts as reported under U.S. GAAP	Share-based compensation	Subscription receivables	Amounts as reported under IFRSs
		(Note (b))	(Note (d))
	RMB	RMB	RMB	RMB
Cost of revenues	(306,067)	606	—	(305,461)
Sales and marketing expenses	(50,546)	418	—	(50,128)
General and administrative expenses	(54,087)	765	—	(53,322)
Research and development expenses	(183,306)	2,525	—	(180,781)
Net loss	(17,549)	4,314	—	(13,235)
Net loss attributable to ordinary shareholders of the Company	(17,549)	4,314	—	(13,235)
Other comprehensive income (loss)
Foreign currency translation adjustments	31,898	—	(33,179)	(1,281)
Comprehensive (loss) income	14,349	4,314	(33,179)	(14,516)

FINANCIAL INFORMATION

Reconciliation of Consolidated Balance Sheets
	As of December 31, 2022
	Amounts as reported under U.S. GAAP	IFRS adjustments				Amounts as reported under IFRSs
Consolidated Balance Sheet (Extract)		Classification and measurement of redeemable shares (Note (a))	Share-based compensation (Note (b))	Listing expense (Note (c))	Subscription receivables (Note (d))
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Prepayments and other current assets	126,452	—	—	(8,593)	335,722	453,581
Total Assets	3,839,396	—	—	(8,593)	335,722	4,166,525
Financial liabilities at fair value through profit or loss	—	7,369,985	—	—	—	7,369,985
Total Liabilities	997,663	7,369,985	—	—	—	8,367,648
Mezzanine equity	5,986,910	(5,986,910)	—	—	—	—
Shareholders’ (deficit) equity
Additional paid-in capital	—	79,758	105,216	—	—	184,974
Subscription receivables	(310,227)	—	—	—	310,227	—
Accumulated other comprehensive income (loss)	(3,608)	(561,480)	—	—	25,495	(539,593)
Accumulated deficit	(2,831,381)	(901,353)	(105,216)	(8,593)	—	(3,846,543)
Total Shareholders’ Deficit	(3,145,177)	(1,383,075)	—	(8,593)	335,722	(4,201,123)

FINANCIAL INFORMATION

	As of December 31, 2023
	Amounts as reported under U.S. GAAP	IFRS adjustments				Amounts as reported under IFRSs
Interim Condensed Consolidated Balance Sheet (Extract)		Classification and measurement of redeemable shares (Note (a))	Share-based compensation (Note (b))	Listing expense (Note (c))	Subscription receivables (Note (d))
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Prepayments and other current assets	208,082	—	—	—	322,149	530,231
Total Assets	5,662,543	—	—	—	322,149	5,984,692
Shareholders’ (deficit) equity
Additional paid-in capital	7,423,862	1,577,476	105,504	29,363	—	9,136,205
Subscription receivables	(292,721)	—	—	—	292,721	—
Accumulated other comprehensive income	38,440	(379,139)	—	—	29,428	(311,271)
Accumulated deficit	(3,307,349)	(1,198,337)	(105,504)	(29,363)	—	(4,640,553)
Total Shareholders’ Equity	3,862,318	—	—	—	322,149	4,184,467
	As of December 31, 2024
	Amounts as reported under U.S. GAAP	IFRS adjustments				Amounts as reported under IFRSs
Interim Condensed Consolidated Balance Sheet (Extract)		Classification and measurement of redeemable shares (Note (a))	Share-based compensation (Note (b))	Listing expense (Note (c))	Subscription receivables (Note (d))
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Prepayments and other current assets	193,448	—	—	—	326,956	520,404
Total Assets	5,989,611	—	—	—	326,956	6,316,567
Shareholders’ (deficit) equity
Additional paid-in capital	7,577,113	1,577,476	99,225	29,363	—	9,283,177
Subscription receivables	(292,721)	—	—	—	292,721	—
Accumulated other comprehensive income	56,975	(379,139)	—	—	34,235	(287,929)
Accumulated deficit	(3,409,725)	(1,198,337)	(99,225)	(29,363)	—	(4,736,650)
Total Shareholders’ Equity	3,931,731	—	—	—	326,956	4,258,687

FINANCIAL INFORMATION

	As of March 31, 2025
		IFRS adjustments
Interim Condensed Consolidated Balance Sheet (Extract)	Amounts as reported under U.S. GAAP	Classification and measurement of redeemable shares	Share-based compensation	Listing expense	Amounts as reported under IFRSs
		(Note (a))	(Note (b))	(Note (c))
	RMB	RMB	RMB	RMB	RMB
Shareholders’ (deficit) equity
Additional paid-in capital	7,615,445	1,577,476	94,911	29,363	9,317,195
Accumulated other comprehensive (loss) income	88,873	(379,139)	—	—	(290,266)
Accumulated deficit	(3,427,274)	(1,198,337)	(94,911)	(29,363)	(4,749,885)
Total Shareholders’ Equity	4,277,134	—	—	—	4,277,134

(a)
Classification and measurement of redeemable shares

Under U.S. GAAP, we classified the redeemable shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders’ option upon the occurrence of certain deemed liquidation events that outside our control. The redeemable shares are recorded initially at fair value, net of issuance costs. We recognized accretion as deemed dividend to the respective redemption value of the redeemable shares over the period starting from issuance date to the earliest redemption date. The accretion is recognized and charged against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in-capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.
Under IFRSs, the redeemable shares, which were contingently redeemable at the option of the holders, were classified as financial liabilities. The redeemable shares were designated as financial liabilities at fair value through profit or loss, which were initially and subsequently measured at fair value. Subsequent to initial recognition, we considered that the amounts of changes in fair value of the redeemable shares that were attributed to changes in credit risk of the redeemable shares recognized in other comprehensive income (loss) were insignificant. The amount of change in the fair value of the financial liability was presented as other income (loss) in consolidated statements of operations and comprehensive loss.
All the redeemable shares of the Company were converted into ordinary shares upon the completion of IPO in February 2023.
(b)
Share-based compensation

Under U.S. GAAP, we have elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting over the requisite service period. Additionally, we have chosen to account for forfeitures when they occur.
Under IFRSs, the accelerated method is required to recognize compensation expense for all employee equity awards granted with graded vesting. Forfeitures must be estimated, and share-based compensation expenses were recognized net of estimated forfeitures.
(c)
Listing expense

Under U.S. GAAP, specific incremental costs considered directly attributable to the offering of equity securities (“listing expenses”) may be deferred and capitalized against the gross proceeds of the offering.
Under IFRSs, only those listing expenses considered directly attributable to the issuance of new shares to investors can be capitalized. Those listing expenses considered directly attributable to the listing of existing

FINANCIAL INFORMATION

shares on a stock exchange are not considered transaction costs that qualify for capitalization. Such costs should be expensed as incurred instead.
Accordingly, the reconciliation includes an expense recognition difference of RMB29.4 million for the year ended December 31, 2023 in relation to the listing expenses incurred during the initial public offering and listing of the Company’s ADSs on the Nasdaq in February 2023.
(d)
Receivables from shareholders

Under U.S. GAAP, shareholders’ subscription consideration to the Company that has not been paid is accounted for as an equity transaction in subscription receivables using the historical exchange rates.
Under IFRSs, such shareholders’ subscription consideration is recognized as a financial asset measured at amortized cost. Financial asset is a monetary item measured into the reporting currency using the exchange rate at the balance sheet date.
INDEBTEDNESS
The following table sets forth our indebtedness as of the dates indicated:
	As of December 31,			As of March 31, 2025		As of June 30, 2025
	2022	2023	2024
	RMB	RMB	RMB	RMB	US$	RMB	US$(1)
						(unaudited)
	(in thousands)
Short-term borrowings	—	111,682	345,253	280,266	38,622	478,230	66,758
Long-term borrowings	18,472	285,898	269,438	300,288	41,381	273,435	38,170
Total borrowings	18,472	397,580	614,691	580,554	80,003	751,665	104,928
Lease liabilities	45,114	154,406	114,473	87,482	12,055	99,246	13,854
Amounts due to related parties	334,283	340,051	335,253	5,335	735	—	—
Notes payable	—	7,255	10,096	53,982	7,439	120,498	16,821
Total indebtedness	397,869	899,292	1,074,513	727,353	100,232	971,409	135,603

Note:
(1)
The translations of amounts in RMB into U.S. dollars were made at a rate of US$1.00 to RMB7.1636, the noon buying rate on June 30, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board.

Borrowings
Our borrowings represent bank loans from commercial banks in China. Our outstanding borrowings increased from RMB18.5 million as December 31, 2022 to RMB397.6 million as December 31, 2023, and further to RMB614.7 million as of December 31, 2024, primarily due to increased bank borrowings for the purchase of property and equipment and the construction of Maxwell Center. Our outstanding borrowings decreased to RMB580.6 million (US$80.0 million) as of March 31, 2025, primarily due to a decrease in short-term borrowings. As of June 30, 2025, we had outstanding borrowings of RMB751.7 million (US$104.9 million). For more details on our borrowings, see note 14 to the Accountants’ Report in Appendix I to the Listing Application.
As of June 30, 2025, we had unutilized bank facilities of RMB702.4 million, which can be drawn down to support our working capital requirements, subject to the standard internal approval procedures of the banks

FINANCIAL INFORMATION

at each time of drawdown. Given our credit history and our current credit status, we do not expect to encounter any difficulties in obtaining approvals from banks for drawdowns from these facilities in the next 12 months.
Lease Liabilities
Our lease liabilities relate to properties that we lease primarily for offices and factory use. As of December 31, 2022, 2023 and 2024, March 31, 2025 and June 30, 2025, our lease liabilities, including both current and non-current portions, amounted to RMB45.1 million, RMB154.4 million, RMB114.5 million, RMB87.5 million (US$12.1 million) and RMB99.2 million (US$13.9 million), respectively. The increases in our lease liabilities as of December 31, 2023 and 2024 compared to the balance as of December 31, 2022 were primarily attributable to the lease of our new headquarters offices in Changning, Shanghai. For more details on our lease liabilities, see note 18 to the Accountants’ Report in Appendix I to the Listing Application.
Notes Payable
Our notes payable relate to the settlement of payments to our construction and raw material suppliers. As of December 31, 2022, 2023 and 2024, March 31, 2025 and June 30, 2025, our notes payable was nil, RMB7.3 million, RMB10.1 million, RMB54.0 million (US$7.4 million) and RMB120.5 million (US$16.8 million), respectively.
Amounts Due to Related Parties
Our amounts due to related parties, which are non-trade in nature, primarily relate to the acquisition of equity interest in Shanghai Hesai by the Group as part of the reorganization for our initial public offering. As of December 31, 2022, 2023 and 2024, March 31, 2025 and June 30, 2025, our amounts due to related parties were RMB334.3 million, RMB340.1 million, RMB335.3 million, RMB5.3 million (US$0.7 million) and nil, respectively. For more details on our amounts due to related parties, see note 25 to the Accountants’ Report.
Contingent Liabilities or Guarantees
During the Track Record Period and up to the Latest Practicable Date, we did not have any material contingent liabilities or guarantees.
Indebtedness Statement
Our Directors confirm that as of June 30, 2025, being the latest practicable date for determining our indebtedness, there was no breach of any covenant during the Track Record Period and up to the date of this [REDACTED]. Our Directors confirm that there has not been any material change in our indebtedness since June 30, 2025 and up to the date of this [REDACTED]. Our Directors confirm that there has not been any material change in our indebtedness since June 30, 2025 and up to the date of this document. Our Directors further confirm that our Group did not experience any difficulty in obtaining bank loans and other borrowings, default in payment of bank loans and other borrowings or breach of covenants during the Track Record Period and up to the at the date of this [REDACTED].
Except as discussed above, as of June 30, 2025, being the latest practicable date for determining our indebtedness, we did not have any material mortgages, charges, debentures, loan capital, debt securities, loans, bank overdrafts or other similar indebtedness, finance lease or hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits, which are either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities.
CAPITAL EXPENDITURES
Our capital expenditures primarily represent capital payment for Hertz Center and Maxwell Center, electronic equipment, leasehold improvement, machinery and equipment, sample products, and intangible assets. We incurred capital expenditures of RMB240.4 million, RMB414.7 million, RMB271.4 million and

FINANCIAL INFORMATION

RMB64.9 million (US$9.0 million) in 2022, 2023 and 2024 and the three months ended March 31, 2025, respectively. There are, however, risks or other difficulties associated with the expansion of our manufacturing facilities, such as failure to complete the expansion on schedule and within budget. See “Risk Factors — Risks Related to Our Business and Industry — The expansion of our manufacturing facilities may be subject to delays, disruptions, cost overruns, or may not produce expected benefits.” We will continue to make capital expenditures to meet the expected growth of our business. We intend to fund our future capital expenditures with our existing cash balance, operating cash flow and [REDACTED] from the [REDACTED]. See the section headed “Future Plans and Use of [REDACTED]” in the Listing Application for more details.
CONTRACTUAL OBLIGATIONS
The following table sets forth our contractual obligations as of March 31, 2025:
	Payment due by December 31,
	Total	2025	2026	2027	After
	(RMB in thousands)
Capital expenditure commitments(1)	188,878	188,878	—	—	—

Note:
(1)
Capital expenditure commitments refer to future minimum capital payment under equity investment agreements and non-cancelable agreements related to Hertz Center and Maxwell Center.

In addition, we are obligated to make annual royalty payments from 2020 through 2030 under the Hesai-Velodyne Agreement. For details, see “Business — Compliance and Legal Proceedings.” The royalty payment for 2020, 2021 and 2022 is US$3.0 million annually. For each year from 2023, the royalty payment shall be the greater of US$3.0 million (except for the year of 2030, where the base payment shall be US$0.3 million) and a tiered percentage of partial net sales. In particular, the percentage should be 4%, 3% and 2% for the net sales of rotating LiDAR products from US$0 to US$425.0 million, from US$425.0 million to US$2,925 million, and from US$2,925 million to above, respectively. Net sales do not include (a) taxes, tariffs, customs duties, excise, or other governmental charges (except income tax) levied and separately stated in an invoice, or (b) reasonable charges for freight or insurance that are separately stated in an invoice and borne by us.
Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of March 31, 2025.
OFF-BALANCE SHEET COMMITMENTS AND ARRANGEMENTS
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.
MATERIAL RELATED PARTY TRANSACTIONS
We enter into transactions with our related parties from time to time. For more details on our related party transactions during the Track Record Period, see note 25 to the Accountants’ Report in Appendix I to the Listing Application.
Our Directors believe that our transactions with related parties during the Track Record Period were conducted on an arm’s length basis, and they did not distort our results of operations or make our historical results not reflective of our future performance.

FINANCIAL INFORMATION

HOLDING COMPANY STRUCTURE
We are a holding company with no material operations of its own. We conduct our operations primarily through our mainland China subsidiaries. As a result, our ability to pay dividends depends upon dividends paid by our mainland China subsidiaries. If our existing mainland China subsidiaries, or any newly formed ones, incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with mainland China accounting standards and regulations. Under mainland China law, each of our subsidiaries in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. For each of our subsidiaries in mainland China, after it makes an allocation to its statutory reserve funds from its after-tax profits, it may make an allocation to its discretionary reserve funds from its after-tax profits upon a resolution approved at the shareholders’ meeting. Under the Company Law of the PRC, a company shall not distribute profits before losses are covered and the statutory reserve funds are drawn. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our mainland China subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.
DISTRIBUTABLE RESERVES
As of March 31, 2025, we did not have any distributable reserves.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Foreign Exchange Risk
The revenues and expenses of our entities in the mainland China are generally denominated in Renminbi and their assets and liabilities are denominated in Renminbi. Our international revenues are denominated in foreign currencies and expose us to the risk of fluctuations in foreign currency exchange rates against the Renminbi. A significant portion of our cash and cash equivalents and short-term investments are denominated in U.S. dollars, and fluctuations in exchange rates between U.S. dollars and Renminbi may result in foreign exchange gains or losses. We have not used any derivative financial instruments to hedge exposure to such risk. In addition, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.
The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future.
To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollars against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.
As of March 31, 2025, we had Renminbi-denominated cash and cash equivalents of RMB369.8 million (US$51.0 million). A hypothetical 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on March 31, 2025 would result in a decrease of US$4.6 million in cash and cash equivalents. A hypothetical 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on March 31, 2025 would result in an increase of US$5.7 million in cash and cash equivalents.

FINANCIAL INFORMATION

Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits, and credit facilities that have a floating rate of interest. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.
We may invest the [REDACTED] that we received from our [REDACTED] in interest-earning instruments. Investments in both fixed-rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.
Our exposure to interest rate risk also arises from our credit facilities that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. For example, as of March 31, 2025, we had short-term borrowings of RMB280.3 million (US$38.6 million) and long-term borrowings of RMB300.3 million (US$41.4 million). A hypothetical one percentage point (100 basis-point) increase in interest rates would have resulted in an increase of RMB5.8 million (US$0.8 million) in the costs of floating rate borrowings/interest amount as of March 31, 2025.
DIVIDEND POLICY
Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. We have not established any formal dividend policy or pre-determined dividend pay-out ratio.
We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiary in mainland China for our cash requirements, including any payment of dividends to our shareholders. PRC foreign exchange regulations may restrict the ability of our mainland China subsidiary to pay dividends to us. See “Regulatory Overview — Regulations Relating to Dividend Distribution” in the Listing Application.
RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
A list of recently issued accounting pronouncements that are relevant to us is included in note 3.2 of our consolidated financial statements included the Listing Application.
[REDACTED] EXPENSES
Based on an [REDACTED] of HK$[REDACTED] per [REDACTED], the estimated total [REDACTED] expenses in relation to the [REDACTED] (assuming that the [REDACTED] is not exercised) are approximately HK$[REDACTED] million, representing [REDACTED]% of the gross [REDACTED] of the [REDACTED]. The estimated total [REDACTED] expenses will consist of (i) [REDACTED]-related expenses of approximately HK$[REDACTED] million, and (ii) non-[REDACTED]-related expenses of approximately HK$[REDACTED] million, comprising (a) fees and expenses of legal advisors and Reporting Accountants of approximately HK$[REDACTED] million and (b) other fees and expenses of approximately HK$[REDACTED] million. We did not incur any [REDACTED] expenses during the Track Record Period.

FINANCIAL INFORMATION

We expect to incur [REDACTED] expenses of approximately HK$[REDACTED] million after the Track Record Period, of which approximately HK$[REDACTED] million will be charged to our consolidated statements of operations and comprehensive loss and approximately HK$[REDACTED] million will be deducted from equity upon the [REDACTED].
[REDACTED]
RECENT DEVELOPMENTS AND NO MATERIAL ADVERSE CHANGE
After performing sufficient due diligence work that our Directors consider appropriate and after due and careful consideration, the Directors have confirmed that, up to the date of this document, there has been no material adverse change in our financial or trading position or prospects since March 31, 2025, being the end date of our latest consolidated financial statements, and there has been no event since March 31, 2025 that would materially affect the information shown in the Accountants’ Report in Appendix I to the Listing Application.
Summary of Unaudited Financial Statements for the Six Months Ended June 30, 2025
We are a public company listed on the Nasdaq and we have furnished a Form 6-K including our unaudited financial information prepared under U.S. GAAP as of and for the six months ended June 30, 2025 to the SEC. We have included our unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2025 in Appendix IA to this document. Our unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2025 have been prepared in accordance with U.S. GAAP and reviewed by our reporting accountant in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the HKICPA.
The members of the Board, including those of the Audit Committee, have received and reviewed the unaudited condensed consolidated financial statements of the Group as of and for the six months ended June 30, 2025, as set out in Appendix IA to the Listing Application. We have complied with the code provisions in Part 2 of Appendix C1 to the Listing Rules. We are not in breach of our Articles of Association or laws and regulations of the Cayman Islands or other regulatory requirements regarding our obligation to distribute interim reports in accordance with the requirements under Rule 13.48(1) of the Listing Rules. Pursuant to the Note to Rule 13.48(1) of the Listing Rules, we do not intend to distribute a separate interim report in respect of the six months ended June 30, 2025 under the aforementioned Rule.
The financial data of the Group as of and for the six months ended June 30, 2025 set forth below are derived from our unaudited condensed consolidated financial statements for the six months ended June 30, 2025 included in Appendix IA to the Listing Application. Solely for your convenience, all translations of financial data in Renminbi to U.S. dollars in this section were made at a rate of US$1.00 to RMB7.1636, the noon buying rate on June 30, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board.

FINANCIAL INFORMATION

Summary of Condensed Consolidated Statement of Operations and Comprehensive (Loss) Income
The following table sets forth a summary of our condensed consolidated statement of operations and comprehensive (loss) income for the periods presented, both in absolute amount and as percentages of our net revenues.
	For the six months ended June 30,
	2024		2025
	RMB	%	RMB	US$	%
	(unaudited)
	(in thousands, except for percentages)
Net revenues	817,982	100.0	1,231,690	171,937	100.0
Cost of revenues	(471,934)	(57.7)	(711,977)	(99,388)	(57.8)
Gross profit	346,048	42.3	519,713	72,549	42.2
Sales and marketing expenses	(97,709)	(11.9)	(92,857)	(12,962)	(7.5)
General and administrative expenses	(134,913)	(16.5)	(117,807)	(16,445)	(9.6)
Research and development expenses	(393,011)	(48.0)	(382,525)	(53,398)	(31.1)
Other operating income, net	45,354	5.5	62,880	8,778	5.1
Total operating expenses	(580,279)	(70.9)	(530,309)	(74,027)	(43.1)
Loss from operations	(234,231)	(28.6)	(10,596)	(1,478)	(0.9)
Interest income	56,392	6.9	41,488	5,792	3.4
Interest expenses	(5,620)	(0.7)	(11,552)	(1,613)	(0.9)
Foreign exchange gain/(loss), net	5,038	0.6	7,960	1,111	0.6
Other (loss)/income, net	71	0.0	(713)	(100)	(0.1)
Net (loss) income before income tax and share of loss in equity method investments	(178,350)	(21.8)	26,587	3,712	2.2
Income tax expenses .	(615)	(0.1)	(27)	(4)	(0.0)
Share of loss in equity method investment	(19)	(0.0)	(23)	(3)	(0.0)
Net (loss) income	(178,984)	(21.9)	26,537	3,705	2.2
Net Revenues
Our net revenues increased by 50.6% from RMB818.0 million for the six months ended June 30, 2024 to RMB1,231.7 million (US$171.9 million) for the six months ended June 30, 2025.
Product revenues.   Revenue from LiDAR products increased by 58.7% from RMB759.9 million for the six months ended June 30, 2024 to RMB1,205.6 million (US$168.3 million) for the six months ended June 30, 2025. This increase was primarily due to increased shipments of ADAS LiDAR products, particularly driven by robust demand in China, and increased sales of our Robotics LiDARs. We generated revenue from approximately 547,900 units of LiDARs sold in the six months ended June 30, 2025, compared with approximately 145,600 units in the same period of 2024. Revenue from other products increased from RMB3.7 million for the six months ended June 30, 2024 to RMB4.5 million (US$0.6 million) for the six months ended June 30, 2025.
Service revenues.   Revenue from engineering design, development and validation services decreased from RMB47.4 million for the six months ended June 30, 2024 to RMB16.8 million (US$2.4 million) for the six months ended June 30, 2025, primarily because periodical fluctuations in demand. Revenue from other services decreased from RMB7.0 million for the six months ended June 30, 2024 to RMB4.8 million (US$0.7 million) for the six months ended June 30, 2025, primarily due to the expiry of existing extended warranty services.

FINANCIAL INFORMATION

Cost of Revenues
Our cost of revenues increased by 50.9% from RMB471.9 million for the six months ended June 30, 2024 to RMB712.0 million (US$99.4 million) for the six months ended June 30, 2025, primarily due to an increase in material and component cost, which is in line with the growth in sales volume of our LiDAR products.
Gross Profit and Gross Profit Margin
As a result of foregoing, our gross profit increased by 50.2% from RMB346.0 million for the six months ended June 30, 2024 to RMB519.7 million (US$72.5 million) for the six months ended June 30, 2025. Our gross profit margins remained relatively stable at 42.3% and 42.2% for the six months ended June 30, 2024 and 2025, respectively.
Sales and Marketing Expenses
Sales and marketing expenses decreased by 5.0% from RMB97.7 million for the six months ended June 30, 2024 to RMB92.9 million (US$13.0 million) for the six months ended June 30, 2025, primarily attributable to (i) a decrease of RMB5.9 million in marketing and business development expenses, as we engaged in fewer marketing activities, and (ii) a decrease of RMB5.5 million in other expenses, mainly due to decreases in depreciation and amortization expenses and freight expenses, partially offset by an increase of RMB6.5 million in employee benefit expenses, mainly in relation to bonus paid in the first half of 2025.
General and Administrative Expenses
General and administrative expenses decreased by 12.7% from RMB134.9 million for the six months ended June 30, 2024 to RMB117.8 million (US$16.4 million) for the six months ended June 30, 2025, primarily attributable to (i) a decrease of RMB13.4 million in employee benefit expenses, due to decreased headcount, and (ii) a decrease of RMB9.0 million in professional service fees, primarily because we incurred higher professional service fees in connection with our overseas litigation in the first half of 2024. These factors were partially offset by an increase of RMB6.8 million in expected credit losses, which was in line with the increased balance of accounts receivable.
Research and Development Expenses
Research and development expenses decreased by 2.7% from RMB393.0 million for the six months ended June 30, 2024 to RMB382.5 million (US$53.4 million) for the six months ended June 30, 2025, primarily due to (i) a decrease of RMB10.5 million in other expenses, mainly as a result of lower rental expenses as we reduced leased office space, and (ii) a decrease of RMB3.0 million in depreciation and amortization expenses.
Other Operating Income, Net
Other operating income, net increased by 38.6% from RMB45.4 million for the six months ended June 30, 2024 to RMB62.9 million (US$8.8 million) for the six months ended June 30, 2025, primarily due to increased government grants.
Loss from Operations
As a result of the foregoing, our loss from operations decreased significantly by 95.5% from a loss of RMB234.2 million for the six months ended June 30, 2024 to a loss of RMB10.6 million (US$1.5 million) for the six months ended June 30, 2025.
Net (Loss)/Income
We recorded a net income of RMB26.5 million (US$3.7 million) for the six months ended June 30, 2025, compared to a net loss of RMB179.0 million for the six months ended June 30, 2024.

FINANCIAL INFORMATION

Summary of Condensed Consolidated Balance Sheet
	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB	US$
	(unaudited)
	(in thousands)
Total current assets	4,682,656	4,822,268	673,161
Total non-current assets	1,306,955	1,439,817	200,991
Total assets	5,989,611	6,262,085	874,152
Total current liabilities	1,628,940	1,515,832	211,601
Total non-current liabilities	428,940	391,019	54,584
Total liabilities	2,057,880	1,906,851	266,185
Net current assets	3,053,716	3,306,436	461,560
Net assets	3,931,731	4,355,234	607,967
Total shareholders’ equity	3,931,731	4,355,234	607,967
Total liabilities and shareholders’ equity	5,989,611	6,262,085	874,152
Our net current assets increased from RMB3,053.7 million as of December 31, 2024 to RMB3,306.4 million (US$461.6 million) as of June 30, 2025, primarily attributable to (i) a decrease of RMB335.3 million in amounts due to related parties, (ii) an increase of RMB292.3 million in accounts receivable, (iii) a decrease of RMB150.8 million in accrued expenses and other current liabilities, and (iv) an increase of RMB117.1 million in inventories, partially offset by (i) a decrease of RMB251.7 million in short-term investments, (ii) an increase of RMB133.0 million in short-term borrowings, (iii) an increase of RMB116.9 million in accounts payable, and (iv) an increase of RMB110.4 million in notes payable.
Our net assets increased from RMB3,931.7 million as of December 31, 2024 to RMB4,355.2 million (US$608.0 million) as of June 30, 2025, primarily as a result of the settlement of subscription receivables of RMB292.7 million in connection the 2021 Reorganization.
Summary of Condensed Consolidated Statement of Cash Flows
The following table sets forth a summary of our condensed consolidated statements of cash flows for the periods indicated:
	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
	(unaudited)
	(in thousands)
Net cash used in operating activities	(373,362)	(265,432)	(37,055)
Net cash provided by investing activities	939,360	19,382	2,705
Net cash provided by financing activities	118,087	142,949	19,954
Net increase (decrease) in cash and cash equivalents	684,085	(103,101)	(14,396)
Cash and cash equivalents, and restricted cash at the beginning of the period	1,558,124	2,842,560	396,806
Effect of foreign currency exchange rate changes on cash and cash equivalents, and restricted cash	1,985	(1,035)	(141)
Cash and cash equivalents, and restricted cash at the end of the period	2,244,194	2,738,424	382,269

FINANCIAL INFORMATION

Net cash used in operating activities in the six months ended June 30, 2025 was RMB265.4 million (US$37.1 million). The difference between the net income of RMB26.5 million (US$3.7 million) and the operating cash flow was primarily due to (i) adjustments for non-cash items of RMB170.2 million (US$23.8 million), which mainly consisted of depreciation and amortization of RMB77.5 million (US$10.8 million) and share-based compensation of RMB55.4 million (US$3.6 million), and (ii) a net decrease in operating assets and liabilities of RMB462.2 million (US$64.5 million), which was primarily attributable to an increase in accounts receivable of RMB301.4 million (US$42.1 million), an increase in inventories of RMB141.7 million (US$19.8 million), a decrease in accrued expenses and other current liabilities of RMB125.5 million (US$17.5 million), an increase in accounts payable of RMB116.9 million (US$16.3 million), and an increase in notes payable of RMB110.4 million (US$15.4 million).
Reconciliation between U.S. GAAP and IFRS
It should be noted that the condensed consolidated financial statements included in Appendix IA to this document are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS. Classification and measurement of redeemable shares, share-based compensation, listing expense, receivables from shareholders and long-term investments are the five material reconciling items.
The effects of material differences between our condensed consolidated financial statements prepared under U.S. GAAP and IFRS are as follows:
Reconciliation of Consolidated Statements of Operations and Comprehensive Loss
	For the six months ended June 30, 2024 (unaudited)
		IFRS adjustments
Condensed Consolidated Statement of Operations and Comprehensive (Loss) income (Extract)	Amounts as reported under U.S. GAAP	Share-based compensation (Note (b))	Subscription receivables (Note (d))	Amounts as reported under IFRSs
	RMB	RMB	RMB	RMB
	(in thousands)
Cost of revenues	(471,934)	(325)	—	(472,259)
Sales and marketing expenses	(97,709)	(1,653)	—	(99,362)
General and administrative expenses	(134,913)	6,728	—	(128,185)
Research and development expenses	(393,011)	(4,730)	—	(397,741)
Net loss attributable to ordinary shareholders of the Company .	(178,984)	20	—	(178,964)
Other comprehensive income
Foreign currency translation adjustments	6,021	—	2,006	8,027
Comprehensive loss	(172,963)	20	2,006	(170,937)

FINANCIAL INFORMATION

	For the six months ended June 30, 2025 (unaudited)
		IFRS adjustments
Condensed Consolidated Statement of Operations and Comprehensive income (Extract)	Amounts as reported under U.S. GAAP	Share-based compensation (Note (b))	[REDACTED] expense (Note (c))	Subscription receivables (Note (d))	Long-term investments (Note (e))	Amounts as reported under IFRSs
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Cost of revenues	(711,977)	589	—	—	—	(711,388)
Sales and marketing expenses	(92,857)	(440)	—	—	—	(93,297)
General and administrative expenses	(117,807)	1,328	[REDACTED]	—	—	(136,949)
Research and development expenses	(382,525)	4,937	—	—	—	(377,588)
Other operating income, net .	62,880	—	—	—	79,595	142,475
Net income attributable to ordinary shareholders of the Company	26,537	6,414	[REDACTED]	—	79,595	92,076
Other comprehensive income
Foreign currency translation adjustments	30,245	—	—	(33,179)	—	(2,934)
Comprehensive income	56,782	6,414	[REDACTED]	(33,179)	79,595	89,142
Reconciliation of Condensed Consolidated Balance Sheet
	As of December 31, 2024 (audited)
		IFRS adjustments
Condensed Consolidated Balance Sheet (Extract)	Amounts as reported under U.S. GAAP	Classification and measurement of redeemable shares (Note (a))	Share-based compensation (Note (b))	Listing expense (Note (c))	Subscription receivables (Note (d))	Amounts as reported under IFRSs
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Prepayments and other current assets, net	193,448	—	—	—	326,956	520,404
Total assets	5,989,611	—	—	—	326,956	6,316,567
Shareholders’ equity
Additional paid-in capital	7,577,113	1,577,476	99,225	29,363	—	9,283,177
Subscription receivables .	(292,721)	—	—	—	292,721	—
Accumulated other comprehensive income (loss)	56,975	(379,139)	—	—	34,235	(287,929)
Accumulated deficit	(3,409,725)	(1,198,337)	(99,225)	(29,363)	—	(4,736,650)
Total shareholders’ equity	3,931,731	—	—	—	326,956	4,258,687

FINANCIAL INFORMATION

	As of June 30, 2025 (unaudited)
		IFRS adjustments
Condensed Consolidated Balance Sheet (Extract)	Amounts as reported under U.S. GAAP	Classification and measurement of redeemable shares (Note (a))	Share-based compensation (Note (b))	[REDACTED] expense (Note (c))	Long-term investments (Note (e))	Amounts as reported under IFRSs
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Prepayments and other current assets, net	273,777	—	—	[REDACTED]	—	253,307
Long-term investments	131,776	—	—	—	79,595	211,371
Total assets	6,262,085	—	—	[REDACTED]	79,595	6,321,210
Shareholders’ equity
Additional paid-in capital	7,651,112	1,577,476	92,811	29,363	—	9,350,762
Accumulated other comprehensive income (loss)	87,220	(379,139)	—	—	—	(291,919)
Accumulated deficit	(3,383,188)	(1,198,337)	(92,811)	[REDACTED]	79,595	(4,644,574)
Total shareholders’ equity	4,355,234	—	—	[REDACTED]	79,595	4,414,359

(a)
Classification and measurement of redeemable shares

Under U.S. GAAP, the Group classified the redeemable shares as mezzanine equity in the condensed consolidated balance sheet because they were redeemable at the holders’ option upon the occurrence of certain deemed liquidation events that outside the Group’s control. The redeemable shares were recorded initially at fair value, net of issuance costs. The Group recognized accretion as deemed dividend to the respective redemption value of the redeemable shares over the period starting from issuance date to the earliest redemption date. The accretion was recognized and charged against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in-capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.
Under IFRSs, the redeemable shares, which were contingently redeemable at the option of the holders, were classified as financial liabilities. The redeemable shares were designated as financial liabilities at fair value through profit or loss, which were initially and subsequently measured at fair value. Subsequent to initial recognition, the Group considered that the amounts of changes in fair value of the redeemable shares that were attributed to changes in credit risk of the redeemable shares recognized in other comprehensive income (loss) were insignificant. The amount of change in the fair value of the financial liability was presented as other income (loss) in condensed consolidated statement of operations and comprehensive (loss) income.
All the redeemable shares of the Company were converted into ordinary shares upon the completion of IPO in February 2023.
(b)
Share-based compensation

Under U.S. GAAP, the Group has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting over the requisite service period. Additionally, the Group has chosen to account for forfeitures when they occur.
Under IFRSs, the accelerated method is required to recognize compensation expense for all employee equity awards granted with graded vesting. Forfeitures must be estimated, and share-based compensation expenses were recognized net of estimated forfeitures.

FINANCIAL INFORMATION

(c)
Listing expense

Under U.S. GAAP, specific incremental costs considered directly attributable to the offering of equity securities (“listing expenses”) may be deferred and capitalized against the gross proceeds of the offering.
Under IFRSs, only those listing expenses considered directly attributable to the issuance of new shares to investors can be capitalized. Those listing expenses considered directly attributable to the listing of existing shares on a stock exchange are not considered transaction costs that qualify for capitalization. Such costs should be expensed as incurred instead.
Accordingly, the reconciliation includes an expense recognition difference in the condensed consolidated statement of operation and comprehensive (loss) income of nil and RMB[REDACTED] for the six months ended June 30, 2024 and 2025, respectively and a difference in shareholders’ equity of RMB29,363 and RMB[REDACTED] as of December 31, 2024 and June 30, 2025, respectively, in relation to the listing expenses incurred during the initial public offering and listing of the Company’s ADSs on the Nasdaq in February 2023 and the [REDACTED] on the Hong Kong [REDACTED].
(d)
Receivables from shareholders

Under U.S. GAAP, shareholders’ subscription consideration to the Company’s equity that has not been paid is accounted for as a contra-equity account in subscription receivables using the historical exchange rates.
Under IFRSs, such shareholders’ subscription consideration is recognized as a financial asset measured at amortized cost. Financial asset is a monetary item measured into the reporting currency using the exchange rate at the balance sheet date.
(e)
Long-term investments

Under U.S. GAAP, for equity securities, the investment without readily determinable fair values could be measured by applying an accounting policy choice. The Group elects the measurement alternative to record these equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.
Under IFRSs, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these long-term equity investments were recognized in the profit or loss. Furthermore, deferred tax arising from change in fair value change would be recognized accordingly.
DISCLOSURE UNDER RULES 13.13 TO 13.19 OF THE LISTING RULES
Our Directors confirm that, as of the Latest Practicable Date, there was no circumstance that would give rise to a disclosure requirement under Rules 13.13 to 13.19 of the Listing Rules.

SUBSTANTIAL SHAREHOLDERS

The following section sets forth updated information concerning substantial shareholders subsequent to the filing of our 2024 Form 20-F.
So far as our Directors are aware, immediately following the completion of the [REDACTED], assuming that (i) the [REDACTED] is not exercised, (ii) no further Shares are issued under the 2021 Plan and between the Latest Practicable Date and the completion of the [REDACTED] and (iii) no Class A Ordinary Shares are converted into Class B Ordinary Shares, the following persons will have interests and/or short positions (as applicable) in the Shares or underlying shares of our Company which would fall to be disclosed to the Company and the Stock Exchange pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or, will be, directly or indirectly, interested in 10% or more of the nominal value of any class of our share capital carrying rights to vote in all circumstances at general meetings of our Company or any other member of our Group:
Name of substantial shareholder	Capacity/Nature of Interest	Number of Shares	Approximate percentage of shareholding in each class of shares of our Company as at the Latest Practicable Date	Approximate percentage of shareholding in each class of shares of our Company after the [REDACTED]
Class A Ordinary Shares
ALBJ Limited(1)	Beneficial owner	8,879,636	32.89%	[REDACTED]%
Asian LBJ Limited(1)	Interest in controlled corporations	8,879,636	32.89%	[REDACTED]%
Yifan Li(1)(4)	Interest in controlled corporations	8,879,636	32.89%	[REDACTED]%
Fermat Star Limited(2)	Beneficial owner	9,228,622	34.18%	[REDACTED]%
Rock Ocean Limited(2)	Interest in controlled corporations	9,228,622	34.18%	[REDACTED]%
Kai Sun(2)(4)	Interest in controlled corporations	9,228,622	34.18%	[REDACTED]%
Galbadia Limited(3)	Beneficial owner	8,890,603	32.93%	[REDACTED]%
Balamb Limited(3)	Interest in controlled corporations	8,890,603	32.93%	[REDACTED]%
Shaoqing Xiang(3)(4)	Interest in controlled corporations	8,890,603	32.93%	[REDACTED]%

Notes:
(1)
ALBJ Limited is a company limited by shares incorporated in the British Virgin Islands. It is wholly owned by Asian LBJ Limited, which is wholly owned by Dr. Yifan Li.

(2)
Fermat Star Limited is a company limited by shares incorporated in the British Virgin Islands. It is wholly owned by Rock Ocean Limited, which is wholly owned by Dr. Kai Sun.

(3)
Galbadia Limited is a company limited by shares incorporated in the British Virgin Islands. It is wholly owned by Balamb Limited, which is wholly owned by Mr. Shaoqing Xiang.

(4)
Since co-founding the Company in 2014, Dr. Yifan Li, Dr. Kai Sun and Mr. Shaoqing Xiang have been acting in concert with respect to the operation and material decisions of the Company. They entered into a deed of concert party arrangement dated April 24, 2025 (the “Concert Party Deed”), whereby they have, among other things, acknowledged their historical relationship of acting in concert and confirmed and agreed that they shall act in concert to cooperate to consolidate control of the Company.

Except as disclosed above, our Directors are not aware of any other person who will, immediately following the completion of the [REDACTED], have any interest and/or short positions in the Shares or underlying shares of our Company which would fall to be disclosed to the Company pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of our share capital carrying rights to vote in all circumstances at general meetings of our Company. Our Directors are not aware of any arrangement which may at a subsequent date result in a change of control of our Company or any other member of our Group.

DIRECTORS AND SENIOR MANAGEMENT

The following section sets forth updated information concerning directors and senior management subsequent to the filing of our 2024 Form 20-F.
DIRECTORS
Our Board consists of seven Directors, comprising four executive Directors and three independent non-executive Directors. The following table provides certain information about the Directors:
Name	Age	Position and Responsibility	Date of joining the Group	Date of appointment as a Director
Dr. Yifan Li (李 – 帆)	39	Chairman of the Board(1), Executive Director, Co-Founder and Chief Executive Officer, in charge of the overall executive and business direction and overall management of our Group	October 22, 2014	April 21, 2021
Dr. Kai Sun (孫愷)	40	Executive Director, Co-Founder and Chief Scientist, in charge of our Group’s technology research and development, procurement and supply chain management, intellectual property, etc.	October 22, 2014	April 21, 2021
Mr. Shaoqing Xiang (向少卿)	40	Executive Director, Co-Founder Chief Technology Officer, in charge of our Group’s product development and planning, product manufacturing and information technology infrastructure and security	October 22, 2014	April 21, 2021
Ms. Cailian Yang (楊彩蓮)	34	Executive Director and Vice President of Operations, and a joint company secretary, in charge of the administrative operations and oversees major projects of our Group	December 16, 2014	April 21, 2021
Ms. Yi Zhang (張懌)	51	Independent non-executive Director(2)	February 8, 2023	February 8, 2023
Dr. Jie Chen (陳劼)	45	Independent non-executive Director(2)	February 8, 2023	February 8, 2023
Mr. Jia Ren (任佳)	62	Independent non-executive Director(3)	Date of this [REDACTED]	Date of this [REDACTED]

Notes:
(1)
The appointment of Dr. Li as the Chairman of the Board will take effect on the [REDACTED].

DIRECTORS AND SENIOR MANAGEMENT

(2)
Ms. Zhang and Dr. Chen are our independent directors under applicable U.S. regulations and the redesignation of their positions to independent non-executive Directors for the purpose of the Listing Rules will take effect on the [REDACTED]. We have determined that Ms. Zhang qualifies as an “audit committee financial expert” under the applicable rules of the SEC and has the appropriate professional accounting or financial management experience.

(3)
The appointment of Mr. Ren as an independent non-executive Director will take effect from the date of this [REDACTED].

Save as disclosed below, none of the Directors had held any directorships in listed companies during the three years immediately prior to the Latest Practicable Date, there is no other information in respect of the Directors to be disclosed pursuant to Rules 13.51(2)(a) to (v) of the Listing Rules, and there is no other matter that needs to be brought to the attention of Shareholders or [REDACTED].
Executive Directors
Dr. Yifan Li (李 — 帆), aged 39, is an executive Director and our Co-Founder, and has been serving as our Chief Executive Officer since our inception. Dr. Li has also been appointed as the Chairman of the Board, effective upon the [REDACTED].
Prior to co-founding Hesai, Dr. Li worked at Western Digital Corporation (NASDAQ: WDC) in Silicon Valley from August 2013 to October 2014.
Dr. Li received his master’s degree in mechanical engineering and his Ph.D. degree in mechanical engineering from University of Illinois at Urbana-Champaign in August 2009 and August 2013, respectively, with a research focus on robotics. Dr. Li also holds a bachelor’s degree in engineering, majoring in measurement and control technology and instrumentation, from Tsinghua University* (清華大學) in July 2009.
Dr. Li’s numerous accolades include being named as Fortune Magazine’s “40 Under 40 in China,” MIT Technology Review’s “2020 Innovators Under 35 of China,” and a Young Global Leader of the World Economic Forum for the Class of 2021.
Dr. Kai Sun (孫愷), aged 40, is an executive Director and our Co-Founder, and has been serving as our Chief Scientist since our inception.
Prior to co-founding Hesai, Dr. Sun worked as a research associate at Stanford University in 2014. Dr. Sun’s research focus was primarily on building ultra-fast and high-sensitivity molecular detection systems with lasers and novel detection technologies. These detection systems operate in extreme conditions for the research of reaction kinetics. Dr. Sun is a first author in a number of international journals, and several of his papers were selected to IOP Select (Institute of Physics in the UK), Spotlight of OSA (Optical Society of America), and “100 Years of Combustion Kinetics at Argonne.” In 2013, Dr. Sun won an Outstanding Paper Award for his publication in the academic journal Measurement Science and Technology.
Dr. Sun graduated from Stanford University, with a Ph.D. degree in mechanical engineering (with a minor in electrical engineering) and a master’s degree in mechanical engineering in January 2014 and January 2010, respectively. Dr. Sun also obtained his bachelor’s degree in thermal energy and power engineering from Shanghai Jiao Tong University* (上海交通大學) in July 2007.
Mr. Shaoqing Xiang (向少卿), aged 40, is an executive Director and our Co-Founder, and has been serving as our Chief Technology Officer since our inception.
Prior to co-founding Hesai, Mr. Xiang worked at Apple, Inc. (NASDAQ: AAPL) as an iPhone hardware systems integration engineer from April 2011 to October 2014.
Mr. Xiang received a fellowship award and obtained his dual master’s degrees in mechanical engineering and electrical engineering from Stanford University in January 2009 and March 2011, respectively. Mr. Xiang

DIRECTORS AND SENIOR MANAGEMENT

was a recipient of the prestigious Graduate Engineering Fellowship award to commence his postgraduate studies at Stanford University in September 2007. Previously, Mr. Xiang received his bachelor’s degree in engineering, majoring in micro-electromechanical systems, from Tsinghua University* (清華大學) in July 2007.
Ms. Cailian Yang (楊彩蓮), aged 34, is an executive Director, our joint company secretary and has been serving as our vice president of operations since November 2017.
Ms. Yang joined us in December 2014 as the first employee of Hesai. Prior to joining us, Ms. Yang worked at Citibank (China) Company Limited from October 2014 to December 2014, and Shanghai Pudong Development Bank* (上海浦東發展銀行股份有限公司) (SHA: 600000) from December 2012 to August 2014.
Ms. Yang received her bachelor’s degree in business English from Yancheng Teachers University* (鹽城師範學院) in June 2012.
Independent Non-Executive Directors
Ms. Bonnie Yi Zhang (張懌), aged 51, has been serving as our independent director since February 2023 and has been re-designated as an independent non-executive Director with effect from the date of this [REDACTED].
Ms. Zhang has been serving as an independent director of H World Group Limited (NASDAQ: HTHT; HKEX: 1179), a Chinese multi-brand hotel group, since August 2025, an independent non-executive director of Swire Pacific Limited (HKEX: 0019), a Hong Kong based international conglomerate with a diversified portfolio of market leading businesses, since June 2022, and an independent director of Yatsen Holding Limited (NYSE: YSG), a Chinese beauty company, since November 2020. She has also been serving as the chief financial officer of Sina Corporation (formerly NASDAQ: SINA, taken private in 2021), an online media company, since March 2015.
Ms. Zhang served as an independent director of CreateAl Holdings Inc. (previously known as TuSimple Holdings Inc.) (NASDAQ: TSPH), a global artificial intelligence company, from September 2020 to June 2022 and as an independent non-executive director of Dada Nexus Limited (NASDAQ: DADA), a local on-demand retail and delivery platform in China, from June 2020 to August 2022.
From March 2014 to March 2015, Ms. Zhang served as the chief financial officer of Weibo Corporation (NASDAQ: WB; HKEX: 9898), a social media platform in China and one of Sina Corporation’s subsidiaries. Before joining Weibo, Ms. Zhang was the chief financial officer of AdChina Ltd., a company operating an integrated internet advertising platform in China, from May 2011 to February 2014. Prior to that, Ms. Zhang was an audit partner of Deloitte Touche Tohmatsu based in Shanghai from October 2007 to April 2011. Ms. Zhang also worked at the National Office SEC Services group of Deloitte & Touche, LLP from 2005 to 2007, where she was responsible for pre-issuance reviews of securities offering documents and periodic reports to be filed with the SEC with a focus on foreign private issuers.
Ms. Zhang received a bachelor’s degree in business administration from McDaniel College (formerly known as “Western Maryland College”) in May 1997. Ms. Zhang is a certified public accountant in the State of Maryland and is a member of the American Institution of Certified Public Accountants.
Dr. Jie Chen (陳劼), aged 45, has been serving as our independent director since February 2023 and has been re-designated as an independent non-executive Director with effect from the date of this [REDACTED].
Dr. Chen has been an associate professor at the School of Entrepreneurship and Management of ShanghaiTech University* (上海科技大學) since December 2019, with her research focused on development economics, applied econometrics, economic imbalance and public policy. Prior to her position at ShanghaiTech University, from July 2012 to November 2019, she was an assistant professor at the Lee Kuan Yew School of Public Policy of National University of Singapore, with her research focused on economic growth and public policy.

DIRECTORS AND SENIOR MANAGEMENT

Dr. Chen received her masters’ degree in economics and her Ph.D. degree in economics from Yale University in the United States in May 2005 and May 2012, respectively. In May 2003, Dr. Chen graduated magna cum laude from Washington University in St. Louis in the United States with a bachelor’s degree in computer science and economics.
Mr. Jia Ren (任佳), aged 62, has been appointed as an independent non-executive Director from the date of this [REDACTED].
Mr. Ren has been serving as an independent director of SVG Tech Group Co., Ltd.* (蘇州蘇大維格科技集團股份有限公司) (SZSE: 300331), a micro-nano equipment and functional material devices company based in China since October 2021, the chairman of the board of Hangzhou Xinqinghang Technology Development Co., Ltd.* (杭州新清杭科技發展有限公司) since January 2021, a director of Zhejiang Deyilong Technology Co., Ltd.* (浙江德毅隆科技股份有限公司) since April 2020, as well as the chairman of the board and the general manager of Shanghai Xinwei Technology Development Co., Ltd.* (上海新微科技發展有限公司) since July 2014.
Prior to his current positions, Mr. Ren was an independent director of Beijing InHand Networks Technology Co., Ltd.* (北京映翰通網絡技術股份有限公司) (SSE: 688080), an Internet of things solutions provider in China from December 2017 to December 2023, and an independent director of Changhong Meiling Co., Ltd.* (長虹美菱股份有限公司) (SZSE: 000521), a home appliances manufacturer in China from July 2014 to October 2020.
Mr. Ren received his bachelor’s degree in engineering physics and his master’s degree in metal physics from Tsinghua University* (清華大學) in July 1987 and December 1989, respectively.
SENIOR MANAGEMENT
The following table provides information about members of the senior management of our Company:
Name	Age	Position and Responsibility	Date of joining the Group
Dr. Yifan Li (李 – 帆)	39	Chairman of the Board, Executive Director, Co-Founder and Chief Executive Officer, in charge of the overall executive and business direction and overall management of our Group	October 22, 2014
Dr. Kai Sun (孫愷)	40	Executive Director, Co-Founder and Chief Scientist, in charge of our Group’s technology research and development, procurement and supply chain management, intellectual property, etc.	October 22, 2014
Mr. Shaoqing Xiang (向少卿)	40	Executive Director, Co-Founder and Chief Technology Officer, in charge of our Group’s product development and planning, product manufacturing and information technology infrastructure and security	October 22, 2014
Ms. Cailian Yang (楊彩蓮)	34	Executive Director and Vice President of Operations, and a joint company secretary, in charge of the administrative operations and oversees major projects of our Group	December 16, 2014
Mr. Peng Fan (樊鵬)	43	Chief Financial Officer, in charge of overseeing corporate finance and accounting matters and financial reporting of the Group	November 25, 2024
Dr. Yifan Li (李 — 帆) is an executive Director, our Co-Founder and the Chief Executive Officer of our Company. Dr. Li has also been appointed as the Chairman of the Board, effective upon the [REDACTED]. For further details, please see the paragraphs headed “— Executive Directors” in this section.

DIRECTORS AND SENIOR MANAGEMENT

Dr. Kai Sun (孫愷) is an executive Director, our Co-Founder and the Chief Scientist of our Company. For further details, please see the paragraphs headed “— Executive Directors” in this section.
Mr. Shaoqing Xiang (向少卿) is an executive Director, our Co-Founder and the Chief Technology Officer of our Company. For further details, please see the paragraphs headed “— Executive Directors” in this section.
Ms. Cailian Yang (楊彩蓮) is an executive Director, the vice president of operations and has been appointed as our joint company secretary with effect from the [REDACTED]. For further details, please see the paragraphs headed “— Executive Directors” in this section.
Mr. Peng Fan (樊鵬), aged 43, has been serving as our Chief Financial Officer since November, 2024.
Mr. Fan has been serving as an independent non-executive director of Jiangsu Innovative Ecological New Materials Limited (HKEX: 2116) since March 2018.
Prior to his position as our Chief Financial Officer, Mr. Fan served as the chief financial officer of Seyond Holdings Ltd. (previously named: Innovusion Holdings Ltd) from May 2021 to September 2024, vice president of Hailiang Education Group Inc. (NASDAQ: HLG) from August 2020 to April 2021, and the chief strategy officer of Aesthetic Medical International Holdings Group Limited (NASDAQ: AIH) from August 2018 to August 2020. Prior to that, he served as the head of investor relations and capital markets of Dali Foods Group Company Limited (HKEX: 3799) from May 2016 to October 2017, and was responsible for investor relations, corporate development, mergers and acquisitions. Before that, Mr. Fan was the vice president of the corporate finance division of the Hong Kong Branch of Deutsche Bank AG from December 2007 to May 2016.
Mr. Fan graduated from Tsinghua University* (清華大學), with a bachelor’s degree in accounting and master’s degree in business administration in July 2004 and July 2006, respectively.
JOINT COMPANY SECRETARIES
Ms. Cailian Yang (楊彩蓮) is our executive Director, our vice president of operations and has been appointed as our joint company secretary with effect from the [REDACTED]. For further details, please see the paragraphs headed “— Executive Directors” in this section.
Ms. Nelly Au-Yeung (歐陽麗妮), aged 36, is our joint company secretary. She has been appointed as our joint company secretary with effect from the [REDACTED].
Ms. Au-Yeung is a senior manager of corporate services of Tricor Services Limited, a global professional services provider specializing in integrated business, corporate and investor services. Ms. Au-Yeung has over 10 years of experience in the corporate secretarial field. She has been providing professional corporate services to Hong Kong listed companies as well as multinational, private and offshore companies.
Ms. Au-Yeung is currently the company secretary of Anton Oilfield Service Group (HKEX: 3337). Ms. Au-Yeung is a chartered secretary, a chartered governance professional and an associate of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom.
Ms. Au-Yeung obtained her bachelor’s degree in economics and finance from Hong Kong Shue Yan University in July 2011 and obtained her master of corporate governance degree from The Hong Kong Polytechnic University in September 2018.
CORPORATE GOVERNANCE
Audit Committee
Our audit committee is in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code. In addition, the amended and restated charter of our audit committee complies with the rules of Nasdaq and the rules of the SEC.

DIRECTORS AND SENIOR MANAGEMENT

The primary duties of the audit committee are, among other things:
•
appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•
reviewing with the independent auditors any audit problems or difficulties and management’s response;

•
discussing the annual audited financial statements with management and the independent auditors;

•
reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•
reviewing and approving all proposed related-party transactions;

•
meeting separately and periodically with management and the independent auditors; and

•
monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

The audit committee comprises three members, namely Ms. Zhang, Dr. Chen and Mr. Ren. Ms. Zhang, being the chairwoman of the audit committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.
Compensation Committee
Our compensation committee is in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code. In addition, the amended and restated charter of our compensation committee complies with the rules of Nasdaq and the rules of the SEC. The compensation committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated.
The primary duties of the compensation committee are, among other things:
•
reviewing and approving, or recommending to the Board for its approval, the compensation for our executive Directors and senior management;

•
reviewing and recommending to the Board for determination with respect to the compensation of our independent non-executive Directors;

•
reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•
selecting a compensation consultant, legal counsel or other advisor only after taking into consideration all factors relevant to that person’s independence from management.

The compensation committee comprises Ms. Zhang and Dr. Chen, with Ms. Zhang as the chairperson of the compensation committee.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee will comply with the requirements in the Corporate Governance Code and Chapter 8A of the Listing Rules (with effect from the [REDACTED]).
The primary duties of the nominating function of the committee are, among other things:
•
reviewing the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually, assist the Board in maintaining a board skills matrix, and make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

DIRECTORS AND SENIOR MANAGEMENT

•
identifying individuals suitably qualified to become Board members and select or make recommendations to the Board on the selection of individuals nominated for directorships;

•
assessing the independence of independent non-executive directors;

•
making recommendations to the Board on the appointment or re-appointment of directors and succession planning for directors, in particular the chairman and the chief executive;

•
supporting the Company’s regular evaluation of the Board’s performance;

•
developing and reviewing the Company’s policies and practices on corporate governance and making recommendations to the Board;

•
reviewing and monitoring the training and continuous professional development of directors and senior management;

•
reviewing and monitoring the Company’s policies and practices on compliance with legal and regulatory requirements;

•
developing, reviewing and monitoring the code of conduct and compliance manual (if any) applicable to employees and directors; and

•
reviewing the Company’s compliance with the Corporate Governance Code and disclosure in the corporate governance report.

The nominating and corporate governance committee will comprise Ms. Zhang, Dr. Chen and Mr. Ren, with Ms. Zhang as the chairperson of the nominating and corporate governance committee, effective upon the [REDACTED].
In accordance with Rule 8A.30 of the Listing Rules and the Corporate Governance Code, the corporate governance function of the committee as set out in its amended and restated charter includes:
(a)
to develop and review periodically, the corporate governance principles adopted by the Board to assure that they are appropriate for the Company and comply with the requirements of the Stock Exchange, and recommend any desirable changes to the Board;

(b)
to advise the Board periodically with respect to significant developments in the law and practice of corporate governance as well as the Company’s compliance with applicable laws and regulations, and making recommendations to the Board on all matters of corporate governance and on any corrective action to be taken;

(c)
to review and monitor the training and continuous professional development of directors and senior management;

(d)
to develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and directors;

(e)
to review the Company’s compliance with Appendix C1 to the Listing Rules and disclosure in the corporate governance report under Appendix C1 to the Listing Rules;

(f)
to review and monitor whether the Company is operated and managed for the benefit of all its shareholders;

(g)
to confirm, on an annual basis, that the beneficiaries of weighted voting rights have been members of the Board throughout the year and that no matters under Rule 8A.17 of the Listing Rules have occurred during the relevant financial year;

(h)
to confirm, on an annual basis, whether or not the beneficiaries of weighted voting rights have complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules throughout the year;

(i)
to review and monitor the management of conflicts of interests and make a recommendation to the

DIRECTORS AND SENIOR MANAGEMENT

Board on any matter where there is a potential conflict of interest between the Company, its subsidiary or consolidated affiliated entity and/or shareholder on one hand and any beneficiary of weighted voting rights on the other;
(j)
to review and monitor all risks related to the Company’s WVR Structure, including connected transactions between the Company and/or its subsidiary or consolidated affiliated entity and/or shareholder on one hand and any beneficiary of weighted voting rights on the other and make a recommendation to the Board on any such transaction;

(k)
to make a recommendation to the Board as to the appointment or removal of the Compliance Advisor;

(l)
to seek to ensure effective and on-going communication between the Company and its shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules;

(m)
to report on the work of the corporate governance function of the committee on at least a half yearly and annual basis covering all corporate governance aspects of its amended and restated charter; and

(n)
to disclose, on a comply or explain basis, its recommendations to the Board in respect of the matters in (i), (j) and (k) in its report referred to in sub-paragraph (m) above.

Pursuant to Rule 8A.32 of the Listing Rules, the Corporate Governance Report prepared by our Company for inclusion in our interim and annual reports after [REDACTED] will include a summary of the work of the committee for the relevant period.
Role of Our Independent Non-executive Directors
Pursuant to Rule 8A.26 of the Listing Rules, the role of the independent non-executive directors of a listed company with WVR Structure must include, but is not limited to, the functions described in code provisions C.1.2, C.1.6 and C.1.7 of the Corporate Governance Code. The functions of our independent non-executive Directors include:
(a)
to participate in board meetings to bring an independent judgment to bear on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct;

(b)
to take the lead where potential conflicts of interests arise;

(c)
to serve on the audit, compensation, nomination and corporate governance committees and other governance committees, if invited;

(d)
to scrutinize our Company’s performance in achieving agreed corporate goals and objectives, and monitoring performance reporting;

(e)
to give the Board and any committees on which they serve the benefit of their skills, expertise and varied backgrounds and qualifications through regular attendance and active participation;

(f)
to make a positive contribution to the development of our Company’s strategy and policies through independent, constructive and informed comments; and

(g)
to attend general meetings and developing a balanced understanding of the views of our Shareholders.

Corporate Governance Code
We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of our Shareholders. In order to accomplish this, we expect to comply with the Corporate Governance Code after the [REDACTED], save as disclosed below.

DIRECTORS AND SENIOR MANAGEMENT

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman of the Board and the chief executive officer should be segregated and should not be performed by the same individual. We do not have a separate chairman of the Board and chief executive officer and Dr. Li currently performs these two roles. The Board believes that vesting the roles of both chairman of the Board and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable our Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of our Company if and when it is appropriate taking into account the circumstances of the Group as a whole. For further information relating to our Company’s corporate governance measures, please see the section headed “Relationship with our Controlling Shareholders — Corporate Governance” in the Listing Application.
Management Presence
According to Rule 8.12 of the Listing Rules, we must have sufficient management presence in Hong Kong. This normally means that at least two of our executive Directors must be ordinarily resident in Hong Kong.
Since the principal business operations of our Group are conducted in mainland China, members of our senior management are, and are expected to continue to be, based in mainland China. Further, as our executive Directors have a vital role in our Group’s operations, it is crucial for them to remain in close proximity to our Group’s central management located in mainland China. Our Company does not and, for the foreseeable future, will not have a sufficient management presence in Hong Kong. We have applied for, and the Stock Exchange [has granted], a waiver from compliance with Rule 8.12 of the Listing Rules. For further details, see “Waivers and Exemption — Management Presence in Hong Kong” in the Listing Application.
Board Diversity
Our Company has adopted a board diversity policy which sets out the approach to achieve diversity of the Board. Our Company recognizes and embraces the benefits of having a diverse Board and sees increasing diversity at the Board level, including gender diversity, as an essential element in maintaining the Company’s competitive advantage and enhancing its ability to attract, retain and motivate employees from the widest possible pool of available talent. Pursuant to the board diversity policy, in reviewing and assessing suitable candidates to serve as a director of the Company, the nominating and corporate governance committee will consider a number of aspects, including but not limited to gender, age, cultural and educational background, professional qualifications, skills, knowledge, and industry and regional experience. Pursuant to the board diversity policy, the nominating and corporate governance committee will discuss periodically and when necessary, agree on the measurable objectives for achieving diversity, including gender diversity, on the Board and recommend them to the Board for adoption.
CONFIRMATION FROM OUR DIRECTORS
Rule 8.10 of the Listing Rules
Each of our Directors confirms that as of the Latest Practicable Date, he or she did not have any interest in a business which competes or is likely to compete, either directly or indirectly, with our Company’s business which would require disclosure under Rule 8.10 of the Listing Rules.
Rule 3.09D of the Listing Rules
Each of our Directors confirms that he or she (i) has obtained the legal advice referred to under Rule 3.09D of the Listing Rules on April 23, 2025, and (ii) understands his or her obligations as a director of a [REDACTED] under the Listing Rules.

DIRECTORS AND SENIOR MANAGEMENT

Rule 3.13 of the Listing Rules
Each of the independent non-executive Directors has confirmed (i) his/her independence as regards each of the factors referred to in Rules 3.13(1) to (8) of the Listing Rules, (ii) he/she has no past or present financial or other interest in the business of the Company or its subsidiaries or any connection with any core connected person of the Company under the Listing Rules as of the Latest Practicable Date, and (iii) that there are no other factors that may affect his/her independence at the time of his/her appointments.
DIRECTORS’ REMUNERATION
Our Directors and senior management receive remuneration, including basic salaries, housing fund, allowances and benefits in kind, employer’s contributions to a retirement benefit scheme, discretionary bonuses and share-based compensation expenses.
The aggregate amount of remuneration (including basic salaries, housing fund, allowances and benefits in kind, employer’s contributions to a retirement benefit scheme, discretionary bonuses and share-based compensation expenses) for our Directors for the years ended December 31, 2022, 2023 and 2024 and the three months ended March 31, 2025 was approximately RMB52.4 million, RMB62.1 million, RMB26.9 million and RMB3.6 million, respectively.
The aggregate amount of remuneration (including basic salaries, housing fund, allowances and benefits in kind, employer’s contributions to a retirement benefit scheme, discretionary bonuses and share-based compensation expenses) for the five highest paid individuals for the years ended December 31, 2022, 2023 and 2024 and the three months ended March 31, 2025 was approximately RMB59.1 million, RMB82.0 million, RMB33.7 million and RMB4.8 million, respectively.
Save as disclosed above, no other payments have been paid or are payable, in respect of the years ended December 31, 2022, 2023 and 2024 and the three months ended March 31, 2025 by our Company to our Directors. No remuneration was paid to our Directors or the five highest paid individuals as an inducement to join, or upon joining, our Group. No compensation was paid to, or receivable by, our Directors or past directors for the Track Record Period for the loss of office as director of any member of our Group or of any other office in connection with the management of the affairs of any member of our Group. None of our Directors waived any emoluments during the same period.
See the section headed “Share Incentive Plan” in this document for details regarding the Share Incentive Plan for our Directors and the senior management.
COMPLIANCE ADVISOR
We have appointed Silver Nile Global Investments Limited as our Compliance Advisor pursuant to Rules 3A.19 and 8A.33 of the Listing Rules. The Compliance Advisor will provide us with guidance and advice as to compliance with the requirements under the Listing Rules and applicable Hong Kong laws. Pursuant to Rules 3A.23 and 8A.34 of the Listing Rules, the Compliance Advisor will advise our Company, among others, in the following circumstances:
(a)
before the publication of any regulatory announcement, circular, or financial report;

(b)
where a transaction, which might be a notifiable or connected transaction, is contemplated, including share issues and share repurchases;

(c)
where we propose to use the [REDACTED] of the [REDACTED] in a manner different from that detailed in this [REDACTED] or where the business activities, development or results of our Company deviate from any forecast, estimate or other information in this [REDACTED];

(d)
where the Stock Exchange makes an inquiry to the Company regarding unusual movements in the price or trading volume of its listed securities or any other matters in accordance with Rule 13.10 of the Listing Rules;

DIRECTORS AND SENIOR MANAGEMENT

(e)
the WVR Structure;

(f)
transactions in which any beneficiary of weighted voting rights in the Company has an interest; and

(g)
where there is a potential conflict of interest between our Company, its subsidiary and/or Shareholders (considered as a group) on one hand and any beneficiary of weighted voting rights in the Company on the other.

The term of appointment of the compliance advisor shall commence on the [REDACTED] and will be on a permanent basis.

SHARE INCENTIVE PLANS

The following section sets forth updated and supplemental information concerning our share incentive plans in the Listing Document.
SHARE INCENTIVE PLANS
Summary
We adopted the 2021 Plan in June 2021 and pursuant to the resolutions of the Board on [•], 2025, the Board [has approved] amendments to take effect upon the [REDACTED]. The terms of the 2021 Plan as amended and restated will be governed by Chapter 17 of the Listing Rules (but for the avoidance of doubt, Awards granted pursuant to the 2021 Plan prior to the [REDACTED] will not be subject to the provisions of the Listing Rules).
We have applied to the Stock Exchange and the SFC, respectively for, (i) a waiver from strict compliance with the disclosure requirements under Rule 17.02(1)(b) of the Listing Rules and paragraph 27 of Appendix IA to the Listing Rules; (ii) a waiver from strict compliance with the requirements under the Note (1) to Rule 17.03E of the Listing Rules in relation to the exercise price of Options to be granted after the [REDACTED], and (iii) an exemption under section 342A of the Companies (Winding Up and Miscellaneous Provisions) Ordinance from strict compliance with the disclosure requirements of paragraph 10 of Part I of the Third Schedule to the Companies (Winding Up and Miscellaneous Provisions) Ordinance. See the section headed “Waivers and Exemption — Waiver and Exemption in relation to the Share Incentive Plan” and “Waivers and Exemption — Exercise Price of Options to be Granted pursuant to the Share Incentive Plan after the [REDACTED]” of the Listing Application for more information.
The following is a summary of the principal terms of the 2021 Plan of the Company (as amended and restated from the [REDACTED]).
(a)   Purpose
The purpose of the 2021 Plan is to promote the success and enhance the value of the Group by linking the personal interests of the directors, employees, and consultants to those of the Company’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company’s shareholders.
(b)   Who may join
Those eligible to participate in the 2021 Plan include employees, consultants and directors of the Company or a subsidiary of the Company, as determined by the Committee (as defined below) (the “Participants”). Consultants refer to persons providing services to the Group on a continuing or recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of the Group as determined by the Committee. The Committee may, from time to time, select from among all Participants to whom awards in the form of share options (“Options”), restricted Shares (“Restricted Shares”), restricted share units (“Restricted Share Units”) or any other type of awards, in the form of cash or otherwise (collectively, “Awards”), will be granted and will determine the nature and amount of each Award.
(c)   Maximum number of Shares
The maximum aggregate number of Class B Ordinary Shares which may be issued and/or transferred in respect of all Awards that may be granted pursuant to this Plan and any other share incentive schemes of the Company in aggregate is [REDACTED] Class B Ordinary Shares, representing less than 10% of the total number of Shares in issue (excluding treasury shares) as at the [REDACTED] (the “Plan Limit”) or the relevant date of approval of the refreshment of the Plan Limit. Further, Awards lapsed in accordance with the terms of the 2021 Plan and Awards that were previously granted under the 2021 Plan prior to the [REDACTED] will not be counted for the purpose of the Plan Limit.

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The total number of Class B Ordinary Shares which may be issued and/or transferred in respect of all Awards that may be granted pursuant to this Plan and any other share incentive schemes of the Company to consultants (the “Consultants Sublimit”) is [REDACTED], representing less than 0.5% of the total number of Shares in issue (excluding treasury shares) as at the [REDACTED] or the relevant date of approval of the refreshment of the Consultants Sublimit. The Consultants Sublimit shall in any event be within the Plan Limit. Further, Awards lapsed in accordance with the terms of the 2021 Plan and Awards that were previously granted under the 2021 Plan prior to the [REDACTED] will not be counted for the purpose of the Consultants Sublimit.
Unless approved by the Shareholders of the Company in general meeting in accordance with the Listing Rules, any grant of Awards to a Participant that would result in the Shares issued and to be issued and/or transferred in respect of all Awards granted to such Participant (excluding any Awards lapsed in accordance with the provisions of the 2021 Plan) in any 12-month period shall not exceed 1% of the total number of Shares in issue (excluding treasury shares).
The grant of Awards to a Director, chief executive or substantial shareholder of the Company, or any of their respective associates, must comply with the approval requirements set out in Rule 17.04(1) of the Listing Rules. The nominating and corporate governance committee must make a recommendation on any grant of Awards to a Director who is a WVR Beneficiary. Where any grant of Awards (excluding grant of Options) to a Director (other than an Independent Non-executive Director) or chief executive of the Company, or any of their associates would result in the Shares issued and to be issued in respect of all Awards granted (excluding any Awards lapsed in accordance with the 2021 Plan) to such person in the 12-month period up to and including the date of such grant, representing in aggregate over 0.1% of the total number of Shares in issue (excluding treasury shares), such further grant of awards must be approved by shareholders in general meeting in the manner set out in Rule 17.04(4) of the Listing Rules. The Company must send a circular to the shareholders setting out matters required under Rule 17.04(5) of the Listing Rules.
Where any grant of Awards to an independent non-executive Director or a substantial shareholder of the Company, or any of their respective associates, would result in the Shares issued and to be issued in respect of all Awards granted (excluding any Awards lapsed in accordance with the 2021 Plan) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the total number of Shares in issue, such further grant of Awards must be approved by shareholders in general meeting in the manner set out in Rule 17.04(4) of the Listing Rules. The Company must send a circular to the shareholders setting out matters required under Rule 17.04(5) of the Listing Rules.
(d)   Administration
The 2021 Plan shall be administered by the Board or a committee of one or more members of the Board and/or one or more executive officers of the Company (the “Committee”) to whom the Board shall delegate the authority to grant or amend Awards to Participants other than any of the Committee members, independent directors and executive officers of the Company.
Subject to any specific designation in the 2021 Plan, the Committee has the exclusive power, authority and discretion to:
(i)
designate Participants to receive Awards;

(ii)
determine the type or types of Awards to be granted to each Participant;

(iii)
determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(iv)
determine the terms and conditions of any Award granted pursuant to the 2021 Plan, including, but not limited to, the exercise price, grant price, or purchase price, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an

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Award, and accelerations or waivers thereof, and any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines;
(v)
determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(vi)
prescribe the form of each Award Agreement, which need not be identical for each Participant;

(vii)
decide all other matters that must be determined in connection with an Award;

(viii)
establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(ix)
interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement;

(x)
amend the terms and conditions of Award Agreements; and

(xi)
make all other decisions and determinations that may be required pursuant to the 2021 Plan or as the Committee deems necessary or advisable to administer the 2021 Plan, including design and adopt from time to time new types of Awards that are in compliance with applicable laws.

(e)   Grant of Awards
The Committee is authorized to grant Awards in the form of Options, Restricted Shares or Restricted Share Units to Participants in accordance with the terms of the 2021 Plan. Awards granted will be evidenced by a written agreement, contract, or other instrument or document, including through electronic medium (the “Award Agreement”), setting forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event the Participant’s employment or service terminates, and the Company’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.
(f)   Term of the 2021 Plan
The 2021 Plan commenced on June 28, 2021 (“2021 Plan Effective Date”) and shall continue in effect until the tenth anniversary of the 2021 Plan Effective Date unless sooner terminated under the terms of the 2021 Plan. Any Awards that are outstanding on the tenth anniversary of the 2021 Plan Effective Date shall remain in force according to the terms of the 2021 Plan and the applicable Award Agreement.
(g)   No Award Rights
No Award gives the Participant any of the rights of a shareholder of the Company (including but not limited to right to vote, receive dividends, right to transfer or liquidation right) unless and until Shares are in fact issued to such person in connection with such Award.
(h)   Performance Objectives
The Committee, in its discretion, shall set performance objectives or other vesting criteria which, depending on the extent to which they are met, will determine the number or value of the Awards that will be granted or paid out to the Participants.
(i)   Termination for Cause
“Cause” with respect to a Participant means (unless otherwise expressly provided in the applicable Award Agreement, or another applicable contract with the Participant that defines such term for purposes of determining the effect that a “for cause” termination has on the Participant’s Awards) a termination of employment or service based upon a finding by the Group, acting in good faith and based on its reasonable belief at the time, that the Participant:

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(i)
has been negligent in the discharge of his or her duties to the Group, has refused to perform stated or assigned duties or is incompetent in or (other than by reason of a disability or analogous condition) incapable of performing those duties;

(ii)
has been dishonest or committed or engaged in an act of theft, embezzlement or fraud, a breach of confidentiality, an unauthorized disclosure or use of inside information, customer lists, trade secrets or other confidential information;

(iii)
has breached a fiduciary duty, or willfully and materially violated any other duty, law, rule, regulation or policy of the Group; or has been convicted of, or plead guilty or nolo contendere to, a felony or misdemeanor (other than minor traffic violations or similar offenses);

(iv)
has materially breached any of the provisions of any agreement with the Group;

(v)
has engaged in unfair competition with, or otherwise acted intentionally in a manner injurious to the reputation, business or assets of the Group; or

(vi)
has improperly induced a vendor or customer to break or terminate any contract with the Group or induced a principal for whom the Group acts as agent to terminate such agency relationship.

A termination for cause shall be deemed to occur (subject to reinstatement upon a contrary final determination by the Committee) on the date on which the Group first delivers written notice to the Participant of a finding of termination for cause.
(j)   Options
(i)
Exercise price

The exercise price per Share subject to an Option shall be determined by the Committee and set forth in the Award Agreement which may be a fixed price, or a variable price related to the fair market value of the Shares; provided that the exercise price per Share subject to an Option shall be at least the higher of the following: (i) where the Options granted are exercisable into ADSs and the exercise price is determined in U.S. dollars, (a) the closing price of the Company’s ADSs on Nasdaq on the date of grant, which must be Nasdaq business day; and (b) the average closing price of the Company’s ADSs on Nasdaq for the five Nasdaq trading days immediately preceding the date of grant; or (ii) where the Options granted are exercisable into the Shares and the exercise price is determined in [REDACTED], (a) the closing price of the Shares as stated in the [REDACTED] on the grant date which should be a business day of the [REDACTED], or (b) the average closing price of the Shares as stated in the [REDACTED] for the five business days immediately preceding the grant date. Subject to the provisions of the 2021 Plan, the exercise price per Share subject to an Option may be amended or adjusted in the absolute discretion of the Committee, the determination of which shall be final, binding and conclusive.
(ii)
Vesting period, time and conditions of exercise

The Committee shall determine the time or times at which an Option may be exercised in whole or in part, including exercise prior to vesting; provided that (i) the vesting period of any Option shall not be less than 12 months and (ii) the exercise term of any Option granted under the 2021 Plan shall not exceed the seventh (7th) anniversary of the date on which the vesting of the Option commences, except as otherwise determined by the Committee. The Committee shall also determine any conditions, if any, that must be satisfied before all or part of an Option may be exercised.
(iii)
Lapsed Options

Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, on the 90th day following the termination of employment or service, Options that are at that time unexercised shall automatically lapse in accordance with the Award Agreement.

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(iv)
Forfeiture

Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon the termination of employment or service resulting from specified causes under the 2021 Plan as referred to in the sub-section headed “Termination for Cause” above, Options that are at that time unexercised shall be forfeited in accordance with the Award Agreement; provided, however, the Committee may (a) provide in any Award Agreement that forfeiture conditions relating to Options will be waived in whole or in part in the event of terminations resulting from specified causes, and (b) in other cases waive in whole or in part forfeiture conditions relating to Options.
(v)
Payment

The Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation (i) cash or check denominated in U.S. Dollars, (ii) to the extent permissible under the applicable laws, cash or check in Renminbi, (iii) cash or check denominated in any other local currency as approved by the Committee, (iv) Shares held for such period of time as may be required by the Committee in order to avoid adverse financial accounting consequences and having a fair market value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof, (v) after the closing of the first sale to the general public of the Shares pursuant to a registration statement filed with and declared effective by the U.S. SEC under the U.S. Securities Act, the delivery of a notice that the Participant has placed a market sell order with a broker with respect to Shares then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price; provided that payment of such proceeds is then made to the Company upon settlement of such sale, (vi) other property acceptable to the Committee with a fair market value equal to the exercise price, or (vii) any combination of the foregoing.
Notwithstanding any other provision of the 2021 Plan to the contrary, no Participant who is a member of the Board or an “executive officer” of the Company within the meaning of Section 13(k) of the U.S. Securities Exchange Act of 1934 (the “U.S. Exchange Act”) shall be permitted to pay the exercise price of an Option in any method which would violate Section 13(k) of the U.S. Exchange Act.
(k)   Restricted Shares
(i)
Issuance and restrictions

Restricted Shares shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Shares or the right to receive dividends on the Restricted Shares). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such instalments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.
(ii)
Forfeiture/repurchase

Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Shares that are at that time subject to restrictions shall be forfeited or repurchased in accordance with the Award Agreement; provided, however, that the Committee may (a) provide in any Restricted Share Award Agreement that restrictions or forfeiture and repurchase conditions relating to Restricted Shares will be waived in whole or in part in the event of terminations resulting from specified causes as referred to in the sub-section headed “Termination for Cause” above, and (b) in other cases waive in whole or in part restrictions or forfeiture and repurchase conditions relating to Restricted Shares.
(iii)
Certificates for Restricted Shares

Restricted Shares granted pursuant to the 2021 Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Shares are registered in the name of the Participant,

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certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Shares, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.
(iv)
Removal of restrictions

Except as otherwise provided in the 2021 Plan, Restricted Shares granted under the 2021 Plan shall be released from escrow as soon as practicable after the last day of the period of restriction. The Committee, in its discretion, may accelerate the time at which any restrictions shall lapse or be removed. After the restrictions have lapsed, the Participant shall be entitled to have any legend or legends removed from his or her Share certificate, and the Shares shall be freely transferable by the Participant, subject to applicable legal restrictions. The Committee (in its discretion) may establish procedures regarding the release of Shares from escrow and the removal of legends, as necessary or appropriate to minimize administrative burdens on the Company.
(l)   Restricted Share Units
(i)
Vesting period, form and timing of payment of Restricted Share Units

At the time of grant, the Committee shall specify the date or dates on which the Restricted Share Units shall become fully vested and nonforfeitable. Subject to the Listing Rules and unless otherwise decided by the Committee, in principle, the vesting period shall not be less than 12 months. Upon vesting, the Committee, in its sole discretion, may pay Restricted Share Units in the form of cash, Shares or a combination thereof.
(ii)
Forfeiture/repurchase

Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Share Units that are at that time unvested shall be forfeited or repurchased in accordance with the Award Agreement; provided, however, the Committee may (a) provide in any Restricted Share Unit Award Agreement that restrictions or forfeiture and repurchase conditions relating to Restricted Share Units will be waived in whole or in part in the event of terminations resulting from specified causes as referred to in the sub-section headed “Termination for Cause” above, and (b) in other cases waive in whole or in part restrictions or forfeiture and repurchase conditions relating to Restricted Share Units.
(m)   Transferability
Unless otherwise expressly provided in the 2021 Plan, by applicable laws, stock exchange rules and by the Award Agreement, all Awards are non-transferable, except for any transfer to a vehicle (such as a trust or a private company) for the benefit of the Participant and any of his or her family members where the Stock Exchange has granted a waiver.
(n)   Restriction on the time of grant of Awards
Upon the [REDACTED], the Company will not grant any Awards in the following circumstances: (i) after inside information has come to the knowledge of the Company until (and including) the trading day after the Company has announced the information; (ii) during the period commencing one month immediately before the earlier of (a) the date of the Board meeting (or such date is first notified to the Stock Exchange under the Listing Rules) for approving the results of the Company for any year, half-year, quarterly or any other interim period; and (b) the deadline for the Company to announce its results for any year or half-year under the Listing Rules, or quarterly or any other interim period, and ending on the date of the results announcement. No Awards will be granted by our Company during any period of delay in publishing a results announcement.
(o)   Adjustments
In the event of any dividend, share split, combination or exchange of Shares, amalgamation, arrangement or consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends) of

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Company assets to its shareholders, or any other change affecting the Shares or the share price of a Share, the Committee shall make such proportionate adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change with respect to (a) the aggregate number and type of shares that may be issued under the 2021 Plan; (b) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (c) the grant or exercise price per share for any outstanding Awards under the 2021 Plan. Any adjustment required as a result of a rights issue, sub-division, consolidation of shares or reduction of capital of the Company must give the grantee the same proportion of the equity capital, rounded to the nearest whole share, as that to which that grantee was previously entitled prior to the capitalization, but no such adjustment may be made to the extent that a Share would be issued at less than its nominal value (if any). For the avoidance of doubt, any issue of securities as consideration in a transaction may not be regarded as a circumstance requiring adjustment.
(p)   Amendment, Modification and Termination
Subject to any applicable laws or stock exchange rules, the Board may terminate, amend or modify the 2021 Plan; provided, however, that (a) to the extent necessary and desirable to comply with applicable laws or stock exchange rules, the Company shall obtain shareholder approval of any amendment to the 2021 Plan in such a manner and to such a degree as required; (b) shareholder approval is required for any amendment to the 2021 Plan that increases the number of Shares available under the 2021 Plan (other than any adjustment as provided by provisions of the 2021 Plan) or permits the Committee to extend the term of the 2021 Plan; (c) any alterations to the terms and conditions of this Plan which are of a material nature or any alterations to the provisions relating to the matters set out in Rule 17.03 of the Listing Rules to the advantage of participants must be approved by shareholders of the Company in general meeting; (d) any change to the terms of Awards granted to a Participant must be approved by the Board, the Compensation Committee, the independent non-executive Directors and/or the Shareholders of the Company (as the case may be) if the initial grant of the Awards was approved by the Board, Compensation Committee, the independent non-executive Directors and/or the Shareholders of the Company (as the case may be), unless such alterations take effect automatically under the terms of the 2021 Plan; (e) any change to the authority of the Directors or scheme administrators to alter the terms of the 2021 Plan must be approved by Shareholders of the Company in general meeting; (f) no amendment, alteration, suspension or termination of the 2021 Plan shall materially and adversely affect any Award previously granted pursuant to the 2021 Plan, unless mutually agreed otherwise between the grantee and the Committee, which agreement must be in writing and signed by the grantee and the Company; and (g) the amended terms of the 2021 Plan or the Awards must still comply with the relevant requirements of the applicable laws and stock exchange rules, including Chapter 17 of the Listing Rules.
(q)   Effect of termination
In the event that Board terminates the 2021 Plan in accordance with the relevant provisions under the 2021 Plan, any Award granted pursuant to the 2021 Plan, which remain unvested or which have vested but not yet been exercised or in respect of which Shares have not yet been issued to the Participants at the time of termination, shall remain in full force and effect according to the provisions of the 2021 Plan and the applicable Award Agreement.
Outstanding Options and Restricted Share Units Granted
As of the Latest Practicable Date, the number of underlying Shares pursuant to the outstanding Options granted under the 2021 Plan amounted to 9,199,851 Class B Ordinary Shares, representing approximately [REDACTED]% of the issued and outstanding Shares immediately following the completion of the [REDACTED]. As at the Latest Practicable Date, the outstanding Options are held by 767 grantees under the 2021 Plan. All the Options under the 2021 Plan were granted between July 3, 2021 and August 14, 2025 (both days inclusive). The exercise price of the outstanding Options granted under the 2021 Plan ranges from US$0.01 to US$4.66 per Class B Ordinary Share. No consideration was payable for the grants of Options under the 2021 Plan.

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Assuming that (i) the [REDACTED] is not exercised, (ii) no further Shares are issued under the 2021 Plan and between the Latest Practicable Date and the completion of the [REDACTED], and (iii) the outstanding Options will not be settled by the 624,747 Class B Ordinary Shares (as of the Latest Practicable Date) issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2021 Plan, upon full vesting and exercise of all outstanding Options granted under the 2021 Plan, the shareholding of our Shareholders immediately following completion of the [REDACTED] will be [REDACTED] by approximately [REDACTED]%. Given that the Company is loss-making for the year ended December 31, 2024, there is no dilution effect on our loss per Share.
The table below shows the details of the outstanding Options granted to the Directors, members of the senior management and connected persons of the Company under 2021 Plan:
Name	Position	Address	Date of Grant	Vesting Period(1)	Exercise Price (per Share in US$)	Number of Class B Ordinary Shares Underlying Options Granted	Approximate percentage of equity interest of the issued Shares immediately after completion of [REDACTED](2)	Approximate percentage of voting interest of the issued Shares immediately after completion of [REDACTED](3)
Ms. Cailian Yang	Executive Director, Vice President of Operations and Joint Company Secretary	Building 4, No. 508 Deyuan South Road, Jiading District, Shanghai	July 3, 2021	July 3, 2021	2.10	181,042	[REDACTED]	[REDACTED]
			November 22, 2021	August 31, 2022 – August 31, 2025	3.30	37,766	[REDACTED]	[REDACTED]
			June 5, 2023	May 1, 2024 – May 1, 2027	1.63	27,273	[REDACTED]	[REDACTED]
			June 5, 2023	June 1, 2023 – May 1, 2027	1.63	2,993	[REDACTED]	[REDACTED]
			November 18, 2024	January 31, 2026 – January 31, 2029	0.90	32,000	[REDACTED]	[REDACTED]
Mr. Peng Fan	Chief Financial Officer	2/F, Hong Garden, 37 Ho Man Tin Street, Ho Man Tin, Kowloon, Hong Kong	November 18, 2024	February 1, 2025 – January 1, 2029	0.90	13,168	[REDACTED]	[REDACTED]
			November 18, 2024	January 31, 2026 – January 31, 2029	0.90	40,000	[REDACTED]	[REDACTED]
Total:	2 grantees					334,242	[REDACTED]	[REDACTED]

Notes:
(1)
The exercise period of the Options granted shall commence from the date on which the relevant Options become vested and end on the expiry date, subject to the terms of the relevant Share Incentive Plan and the award agreement signed by the grantee. The Options granted to Ms. Cailian Yang on July 3, 2021 vested on the same date.

(2)
Assuming the [REDACTED] is not exercised and no further Shares are issued under the 2021 Plan.

(3)
Assuming that (i) the [REDACTED] is not exercised, (ii) no further Shares are issued under the 2021 Plan and between the Latest Practicable Date and the completion of the [REDACTED] and (iii) no Class A Ordinary Shares are converted into Class B Ordinary Shares, and excluding the 624,747 Class B Ordinary Shares (as of the Latest Practicable Date) issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2021 Plan. The percentage

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takes into account the weighted voting rights of the Class A Ordinary Shares, which carry 10 votes per Share in relation to resolutions at the general meetings of the Company save in respect to the Reserved Matters.
The table below shows the details of the outstanding Options granted to the remaining 765 grantees, who are not Directors, members of the senior management or connected persons of the Company, under the 2021 Plan:
Category by Number of Underlying Class B Ordinary Shares	Number of Grantees	Date of Grant	Vesting Period(1)	Expiry Date	Exercise Price (per Share in US$)	Number of Class B Ordinary Shares Underlying Options Granted	Approximate percentage of equity interest of the issued Shares immediately after completion of [REDACTED](2)	Approximate percentage of voting interest of the issued Shares immediately after completion of [REDACTED](3)
More than 200,000	1	July 3 2021 – November 18, 2024	October 25, 2021 – January 31, 2029	July 3, 2028 – November 18, 2031	0.1-3.73	237,108	[REDACTED]	[REDACTED]
100,001 to 200,000	13	July 3 2021 – November 25, 2024	July 3, 2021 – January 31, 2029	July 3, 2028 – November 25, 2031	0.1-3.8	1,852,107	[REDACTED]	[REDACTED]
1 to 100,000	751	July 3 2021 – August 14, 2025	June 3, 2021 – August 31, 2029	September 2, 2025 – August 14, 2032	0.01-4.66	6,776,394	[REDACTED]	[REDACTED]
Subtotal:	(765 grantees)					8,865,609	[REDACTED]	[REDACTED]

Notes:
(1)
The exercise period of the Options granted shall commence from the date on which the relevant Options become vested and ended on the expiry date, subject to the terms of the relevant Share Incentive Plan and the award agreement signed by the grantee.

(2)
Assuming the [REDACTED] is not exercised and no further Shares are issued under the Share Incentive Plan.

(3)
Assuming that (i) the [REDACTED] is not exercised, (ii) no further Shares are issued under the 2021 Plan and between the Latest Practicable Date and the completion of the [REDACTED] and (iii) no Class A Ordinary Shares are converted into Class B Ordinary Shares, and excluding the 624,747 Class B Ordinary Shares (as of the Latest Practicable Date) issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2021 Plan. The percentage takes into account the weighted voting rights of the Class A Ordinary Shares, which carry 10 votes per share in relation to resolutions at the general meetings of the Company save in respect to the Reserved Matters.

As of the Latest Practicable Date, the number of outstanding Restricted Share Units granted under the 2021 Plan amounted to 437,751 Class B Ordinary Shares, representing approximately [REDACTED]% of the issued and outstanding Shares immediately following the completion of the [REDACTED]. As of the Latest Practicable Date, the outstanding Restricted Share Units are held by 14 grantees under the 2021 Plan. The purchase price of the Restricted Share Units granted under the 2021 Plan is nil per Share.

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The table below shows the details of the outstanding Restricted Share Units granted to Directors, senior management and connected persons of our Company under the 2021 Plan:
Name	Position	Date of Grant	Vesting Period	Purchase Price (per Share in US$)	Number of Class B Ordinary Shares Underlying Awards Granted	Approximate percentage of equity interest of the issued Shares immediately after completion of [REDACTED](1)	Approximate percentage of voting interest of the issued Shares immediately after completion of [REDACTED](2)
Ms. Yi Zhang	Independent Non-executive Director	February 7, 2025	February 7, 2026 – February 7, 2027	Nil	11,905	[REDACTED]	[REDACTED]
Dr. Jie Chen	Independent Non-executive Director	February 7, 2025	February 7, 2026 – February 7, 2027	Nil	5,953	[REDACTED]	[REDACTED]
Mr. Peng Fan	Chief Financial Officer	November 25, 2024	September 19, 2025 – September 19, 2028	Nil	200,000	[REDACTED]	[REDACTED]
Total:	3 grantees				217,858	[REDACTED]	[REDACTED]

Notes:
(1)
Assuming the [REDACTED] is not exercised and no further Shares are issued under the Share Incentive Plan.

(2)
Assuming that (i) the [REDACTED] is not exercised, (ii) no further Shares are issued under the 2021 Plan and between the Latest Practicable Date and the completion of the [REDACTED] and (iii) no Class A Ordinary Shares are converted into Class B Ordinary Shares, and excluding the 624,747 Class B Ordinary Shares (as of the Latest Practicable Date) issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2021 Plan. The percentage takes into account the weighted voting rights of the Class A Ordinary Shares, which carry 10 votes per share in relation to resolutions at the general meetings of the Company save in respect to the Reserved Matters.

The table below shows the details of the outstanding Restricted Share Units granted to the remaining 11 grantees, who are not Directors, members of the senior management of the Company or connected persons of the Company, under the 2021 Plan:
Category by Number of Underlying Class B Ordinary Shares	Number of grantees	Date of Grant	Vesting Period	Purchase Price (per Share in US$)	Number of Class B Ordinary Shares Underlying Awards Granted	Approximate percentage of equity interest of the issued Shares immediately after completion of [REDACTED](1)	Approximate percentage of voting interest of the issued Shares immediately after completion of [REDACTED](2)
50,001 to 100,000	2	May 30, 2023 – November 18, 2024	April 18, 2023 – May 1, 2028	Nil	141,153	[REDACTED]	[REDACTED]
1 to 50,000	9	May 30, 2023 – April 22, 2025	April 3, 2024 – May 1, 2029	Nil	78,740	[REDACTED]	[REDACTED]
Total:	11 grantees				219,893	[REDACTED]	[REDACTED]

Notes:
(1)
Assuming the [REDACTED] is not exercised and no further Shares are issued under the Share Incentive Plan.

SHARE INCENTIVE PLANS

(2)
Assuming that (i) the [REDACTED] is not exercised, (ii) no further Shares are issued under the 2021 Plan and between the Latest Practicable Date and the completion of the [REDACTED] and (iii) no Class A Ordinary Shares are converted into Class B Ordinary Shares, and excluding the 624,747 Class B Ordinary Shares (as of the Latest Practicable Date) issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2021 Plan. The percentage takes into account the weighted voting rights of the Class A Ordinary Shares, which carry 10 votes per share in relation to resolutions at the general meetings of the Company save in respect to the Reserved Matters.